

RELENTLESS///

The Pursuit of Success

EASTMAN

Eastman Chemical Company
2008 Annual Report

//ABOUT EASTMAN

At Eastman Chemical Company, we manufacture and market the chemicals, fibers and plastics that give everyday products the strength, design and functional characteristics desired by consumers and commercial customers worldwide. By leveraging the capabilities of our people to innovate and execute, we provide key differentiated coatings, adhesives and specialty plastics products; we are a major supplier of cellulose acetate fibers and coalescents for latex paints; and we've introduced Tritan™, a new generation copolyester that offers innovative design and application possibilities. Founded in 1920 and a FORTUNE 500 company, Eastman became a public company in 1994 and is headquartered in Kingsport, Tennessee, with approximately 10,500 employees around the world.

RELENTLESS IS ...
THE STRENGTH TO ADAPT
THE EXPERIENCE TO PERSEVERE
THE CONFIDENCE TO SUCCEED

Dollars in millions, except per share amounts	2008	2007	Change
OPERATING RESULTS			
Sales	$6,726	$6,830	(1)%
Gross profit	1,126	1,192	(6)%
Operating earnings	519	504	3%
Earnings from continuing operations	328	321	2%
Loss from discontinued operations	–	(10)	–
Earnings (loss) from disposal of discontinued operations	18	(11)	–
Net earnings	346	300	15%
Earnings from continuing operations per share			
Basic	4.36	3.89	12%
Diluted	4.31	3.84	12%
Earnings from discontinued operations per share			
Basic	0.23	(0.26)	–
Diluted	0.24	(0.26)	–
Net earnings per share			
Basic	4.59	3.63	26%
Diluted	4.55	3.58	27%
Cash dividends per share	1.76	1.76	–
OTHER FINANCIAL DATA			
Selling, general and administrative expense	419	420	–
Research and development costs	158	156	1%
Impairments and restructuring charges, net	46	112	(59)%
Other operating income	16	–	–
Net cash provided by operating activities	653	732	(11)%
Capital expenditures	634	518	22%
Depreciation and amortization expense	$ 267	$ 327	(18)%

As the Company exited the polyethylene terephthalate ("PET") business in the European region, in the first quarter of 2008, the results from sales of PET products manufactured at the Spain, the Netherlands and United Kingdom sites are presented as discontinued operations and are not included in the results from continuing operations for all periods presented. For additional information, see Note 2, "Discontinued Operations", to the Company's consolidated financial statements in Part II, Item 8 of the 2008 Annual Report on Form 10-K.

TO OUR// STOCKHOLDERS



J. Brian Ferguson
Chairman and
Chief Executive Officer

"I AM PROUD TO SAY THAT TODAY WE ARE A **LEANER, MORE STABLE** AND **PROFITABLE OPERATION** THAN WE WERE EIGHT YEARS AGO. THIS DIFFERENCE HAS ALLOWED US TO HEAD INTO THE CURRENT ECONOMIC STORM FROM A POSITION OF STRENGTH."

To say 2008 was a difficult year is an understatement. All of us watched anxiously as the economic story unfolded, going from bad, to worse, to devastating. For us at Eastman, what looked to be another strong year ended very differently as the economy quickly and dramatically deteriorated into a worldwide global recession.

To understand how differently, all one has to do is look at our results through the first nine months of the year. Three quarters of the year through, our sales revenue, operating earnings and earnings per share were higher than the same period one year ago. We had achieved this growth despite a weakening U.S. economy, extreme volatility in raw material and energy costs and destructive hurricanes in the U.S. that caused supply chain disruptions for us, our suppliers and our customers. Even in this difficult environment, we were solidly on track to exceed the strong results we had posted in 2007 and achieve year-over-year earnings improvement.

Demand began to falter suddenly in October. The drop intensified in November and even further in December at a speed I had never seen before during my 31-year career. Raw material prices that just months earlier had been at record high levels abruptly fell, pressuring our pricing efforts. Almost overnight, buyers across the value chain began unprecedented destocking, destroying demand and sparking an adverse chain reaction. Volumes dropped throughout the company, pushing capacity utilization down to historically low levels while driving costs up. The result was that our fourth-quarter results dragged down our full-year performance and led us to report earnings per diluted share excluding accelerated depreciation costs, asset impairments and restructuring charges, and other operating income of $4.50, more than 10 percent below our 2007 earnings per share excluding such items.

A STRONGER, DIFFERENT COMPANY

During my career at Eastman, I have seen my fair share of recessions. The last one our industry experienced was in 2001, the year prior to my becoming CEO. While I see some similarities to that recession, I am struck by how different we are as a company today. Simply put, Eastman is a stronger company.

As Eastman came through the last recession, we knew we had to make big changes in order to be better prepared for the next downturn which was sure to come, and at the same time, position ourselves to grow. Over the past seven years, we have been hard at work transforming this company. Since 2002, we have:

- divested or permanently shut down 30 manufacturing facilities;
- reduced the number of employees from 16,500 to 10,500 as of year-end 2008; and,
- reduced net debt (total debt less cash and cash equivalents) by 50 percent.

This resulted in a healthier portfolio of businesses, process and productivity improvements and a stronger balance sheet. None of this work was easy. It required us to make tough choices and maintain strict financial discipline. More importantly, it required that we exercise good judgment and make sound decisions that hold up in good economic times as well as bad. I am proud to say that today we are a leaner, more stable and profitable operation than we were eight years ago.

This difference has allowed us to head into the current economic storm from a position of strength.

If you look at our business results individually, you'll see big differences there as well, particularly in the Performance Chemicals and Intermediates and Coatings, Adhesives, Specialty Polymers and Inks segments, where actions we have taken have reduced their exposure to cyclicality resulting in significantly improved results over the past several years.

Fibers continues its long history of solid results, which promises to be further enhanced by the completion of a recent expansion at our Workington, England site, and the announcement of a joint venture with SK Chemicals in Korea.

We continue to be confident in our Specialty Plastics copolyester family of products, including the new Eastman Tritan™ copolyester. Our copolyesters possess unique characteristics customers and consumers



want. In addition, we recently converted existing PET capacity to copolyester, giving us a strong cost position relative to the competition. And, though demand for LCD screens has declined due to the recession, long-term this application for our cellulose esters is a great growth opportunity for this business segment.

We have completely transformed Performance Polymers by divesting all non-U.S. sites and focusing primarily on our South Carolina IntegRex™-based PET facility, where we have shut down older, higher cost assets and removed millions in costs. Fourth-quarter results were disappointing due to a significant drop in volume caused by a recessionary drop in demand as well as a planned debottleneck of the site, volatile paraxylene prices and low capacity utilization. We believe that once demand returns, this business will be back on its path to earnings improvement.

The bottom line for our businesses is that their value propositions have not changed, and each is poised to take full advantage of the recovery when it does come.

DISCIPLINED APPROACH TO THE FUTURE

As Eastman has transformed itself over the past several years, we've gotten better at quickly adapting to today's rapidly changing world. We know that change is sudden, therefore so too must be our response. That's why when the economic situation deteriorated in the second half of the year, we quickly shifted our focus to cost reduction and cash flow generation.

One very visible action we have already taken is to reduce labor and non-labor related costs by $200 million for 2009. In the fourth quarter alone we saw an immediate impact of these actions through a 7 percent reduction in labor related costs compared to the prior quarter. We quickly achieved this reduction by leveraging the flexible labor structure we implemented several years ago which enables us to swiftly respond to prevailing business conditions.

Going forward, we expect to generate positive free cash flow in 2009, which we define as total cash from operations less capital expenditures and dividends. With restricted credit markets, a recession challenging earnings and abnormal customer buying patterns, this only makes sense. Also, a positive free cash flow ensures that we maintain a strong balance sheet by remaining self sufficient. We remain committed to funding a strong dividend, as we have every quarter since becoming a public company, contributing $25 million – $50 million to our pension plans to keep them sufficiently funded, and maintaining discipline with our capital expenditures – continuing to invest in critical growth initiatives but reducing capital spending to between $300 – $350 million.

SMARTLY PURSUING ATTRACTIVE GROWTH PROJECTS

Last year Eastman set out a bold objective to achieve earnings per share of $10 by 2012. Today's economic realities dictate that we must alter our path toward this goal. Clearly the current economy is forcing us to slow the pace on some of our major growth projects, which will push them beyond our original 2012 timeline. Nevertheless, we believe that we have other pathways to achieve this goal, even if it takes a little longer. We continue to move forward in areas that make sense and remain attractive in the current environment.

For example, in Fibers we recently announced plans for 80 percent ownership in a joint venture with SK Chemicals to expand the capacity of an acetate tow facility in Korea to 27,000 metric tons. This facility is scheduled to come online in 2010. Coupled with the recently completed 9,000 metric ton expansion at our Workington, England site, our worldwide acetate tow capacity will increase by greater than 20 percent, positioning our Fibers business to grow with our customers in Eastern Europe and Asia. Additionally, both sites will take advantage of the low-cost, coal-based acetyl chemicals supplied from our Kingsport, Tennessee facility.

In Performance Polymers, in fourth quarter 2008 we completed the expansion of our PET capacity based on IntegRex™ technology to greater than 65 percent of our overall PET capacity. In addition, we continue to actively pursue licensing our IntegRex™ technology. We remain confident that these efforts, in addition to our recent divestitures and shutdown of older, less efficient assets, will yield greater profitability and improved margins.

In our Specialty Plastics segment, we are currently constructing a new facility in Kingsport, Tennessee to increase the supply of Eastman Tritan™ copolyesters. With its many unique characteristics and the fact that it is BPA-free, Tritan™ copolyester continues to generate strong demand in areas such as housewares and infant care. Though demand is strong, we have slowed the pace of construction somewhat to optimize costs. We remain, however, on track to have the new facility up and running in 2010.

crisis, we will emerge an even stronger company. Why? It's simple. Eastman has extraordinary people, great products and processes, one-of-a-kind technologies and a long history of perseverance. And we have great leadership all throughout the company. In May, I will step down as CEO of Eastman, a position I have held since 2002. At that time, Eastman President, and Chemicals and Fibers Business Group Head Jim Rogers will succeed me, becoming Eastman's next CEO. When I assumed the position seven years ago, I had very specific goals I wanted to accomplish. Among them, I wanted to restore the company to financial health, and lay out a plan to pursue a strategic vision for the future. We have accomplished this, with Jim there every step of the way, providing valuable insight and unique perspectives. His broad experience with Eastman, including his tenure as Chief Financial Officer and running our largest business group, makes him the right man for the right time. I look forward to working with him as the Executive Chairman of the Board, a position I will hold through 2010.



Also, in 2009 we expect to complete the front-end engineering and design for our Beaumont, Texas industrial gasification project. We hold to the fundamental belief that we can create significant stockholder value by exploiting the spread between liquid and solid hydrocarbons through industrial gasification and have laid out specific milestones we are working against. While this project is good for our stockholders, it is also good for the environment. It will showcase world class industrial gasification technology that will reduce air emissions and provide a feasible alternative for carbon dioxide capture and storage. We will keep you updated as we work through the milestones.

Another way Eastman is looking to create value is through acquisitions, partnerships and joint ventures. We are actively exploring opportunities that would build on our strengths and enhance our existing businesses.

In summary, the global recession is presenting near-term challenges that we are attuned to. However, we began this year in a very strong financial position, and we will continue our disciplined pursuit of attractive growth projects. We will make critical investments in a way that reflects both the current economic climate and our long-term growth goals.

RELENTLESS PURSUIT OF SUCCESS

In my letter to you last year, I expressed confidence in Eastman's future. Though the world is mired in a recession, I want to reaffirm my confidence in the belief that when we come through this current

I am proud of all that Eastman has accomplished throughout our history. I know that under Jim's leadership, we will continue our legacy of relentlessly pursuing success, though I assure you we will not do it recklessly. With Jim at the helm, we will continue to test our theories and our thinking, and act in a way that makes sense today, but does not sacrifice our tomorrow. Eastman is in the game for the long haul, and your company's leadership will always strive to make decisions that reflect that.

On a personal note, I would like to take this opportunity to express my gratitude to those of you who have made my time as CEO a great experience. For their service and guidance over these many years, I offer my thanks to the Eastman Board of Directors. I also want to thank the men and women of Eastman for giving me the unique opportunity to serve this company as CEO. Everything that has been accomplished during my tenure has been done alongside a strong executive management team and the best employees anyone could ever ask for. I look forward with great pride to seeing all the great things our company has yet to accomplish. In a time of great uncertainty, I am quite certain that Eastman's best days are still ahead.

Sincerely,

J. Brian Ferguson
Chairman and CEO

//Q & A
with James P. Rogers
President and Chemicals & Fibers Business Group Head



OVER THE LAST FOUR YEARS, WE HAVE AVERAGED NEARLY $700 MILLION OF CASH FROM OPERATIONS, AND IN THE FOURTH QUARTER OF 2008, DURING A VERY DIFFICULT OPERATING ENVIRONMENT, WE GENERATED APPROXIMATELY $125 MILLION OF FREE CASH FLOW.

Q: DURING TROUBLED TIMES, WHY SHOULD STOCKHOLDERS STAY WITH EASTMAN?

A: So they can sleep at night. Seriously, we have a solid core of profitable, durable businesses, and a conservative balance sheet with no material debt maturing until 2012. We also have a significant amount of liquidity available to us from our undrawn bank facility, plus about $390 million of cash in the bank at year end and our dividend yields a nice return while you wait for the storm clouds to pass. Finally, we believe we can manage our businesses so that we are cash flow positive in 2009.

Q: OKAY, WE SEE WHY YOU FEEL CONFIDENT ABOUT EASTMAN IN THE SHORT TERM BUT WHAT ABOUT THE LONG TERM, WHEN THE ECONOMY RECOVERS?

A: When the recovery finally does come, I think we'll be in a great position to take advantage of opportunities. While other companies may need to retrench and build up their balance sheets, we should be in a relatively strong position to take advantage of a low cost environment. It's hard to know now exactly what those opportunities will be, whether it's attractive acquisition valuations, lower construction costs or buying back our own shares, but we want to be ready. And, don't forget we continue to fund some key growth projects where it makes sense – such as our Tritan™ copolyester capacity and our cellulose acetate tow joint venture in Korea.

Q: WILL YOU CONTINUE TO PURSUE EASTMAN'S CURRENT STRATEGY? IF SO, WHAT GIVES YOU CONFIDENCE THAT IT IS THE RIGHT STRATEGY FOR EASTMAN?

A: A corporation's strategy is a compilation of the best thinking of management and the Board of Directors; it should transcend any CEO transition, especially one as orderly as ours. But let me state our strategy so there is no confusion. Our vision is to be an "outperforming chemical company" and to do that we need to achieve a dramatic increase in earnings per share – that's the $10 per share target Brian talks about. There is no incremental thinking in that goal! Further, we have a game plan to get there that has three components: protecting our core businesses, realizing a meaningful return on our recent investments in polymers and fibers and pursuing our major growth initiatives in a disciplined manner. Obviously, this global recession was not part of our plan, and it is certainly presenting near-term challenges, which we are addressing. But, I believe our plan is robust enough, and our portfolio rich enough to yield multiple routes to dramatically higher earnings in a timeframe relevant to our stockholders.

Q: IN 2002 WHEN YOU MOVED FROM THE CFO ROLE TO RUNNING THE COMPANY'S MAJOR BUSINESS GROUP, YOU WORKED ON SALES, PRICING AND COMMERCIAL EXCELLENCE. WHAT WILL YOU FOCUS ON AS CEO?

A: Number one priority is serving and collaborating with our customers. From technology to sales and marketing to our supply chain, we exist to serve our customers. And we're good at it. But, we want to get closer to them still, understand their needs better, enable their growth through our insights. The results of those insights are value creation for both of us, driving our organic growth. We are selectively funding our growth initiatives, such as, completing the construction of our Tritan™ copolyester facilities, while our cellulosic polymers expansion for the electronic LCD display market is on hold until market demand improves.

At the same time, this increased external focus should lead to more opportunities for inorganic growth through partnering, joint ventures or acquisitions. Our cultural and ethical standards are such that others want to work with us, but we realize you have to be cautious … acquisitions are not something you can force to happen. It's better to let two or three good acquisitions go than to do one bad one.

Q: WHAT IS EASTMAN'S POSITION AS IT RELATES TO MANAGING AND GENERATING CASH?

A: Given the current economic environment, preserving and generating cash is on a lot of peoples' minds right now. It's on our minds, too. Over the last four years, we have averaged nearly $700 million of cash from operations, and in the fourth quarter of 2008, during a very difficult operating environment, we generated approximately $125 million of free cash flow.

On a personal note, readers who know my earlier career, working for more highly leveraged companies, will understand why I embrace "cash is king." Not just in tough years, but <u>every</u> year. I learned that at the hands of masters. Managers were judged by their ability to generate cash flow, and then to allocate it wisely to the highest and best use. Leaders who ignored this did so at their peril.

Q: WHAT DOES SUSTAINABILITY MEAN TO EASTMAN?

A: I think of sustainability as a way of doing business, just like Six Sigma is a way of solving problems. We shouldn't do things for the sole purpose of being green, nor can we allow our sustainability efforts to turn into an expensive overlay of unchanged business processes. At the most elementary level, embracing sustainability as it relates to respecting the environment ensures our license to operate in our home communities. But the concept really gets exciting when you think about sustainability as a competitive advantage. In that regard, we need to use sustainability as a lens to sharpen our decisions around resource allocation, product offerings and business models. For example, we have a great start with products like Eastman™ 168 plasticizer and Tritan™ copolyester.

Q: FINALLY, GASIFICATION. STOCKHOLDERS KNOW EASTMAN'S KINGSPORT GASIFICATION PLANT RUNS VERY WELL AND IS A TREMENDOUS SOURCE OF VALUE, BUT HOW SHOULD THEY THINK ABOUT THE NEXT GASIFICATION PROJECT?

A: Brian's letter addresses the specifics of our Beaumont project, so let me approach the subject as a fellow shareholder with this analogy. When we own Eastman stock, we own an implicit option to exploit the spread between liquid and solid hydrocarbons through gasification. I believe the option is unique to Eastman among U.S. companies because of our track record and expertise. Now, you only want to exercise this option when it is "in the money", when capital costs, energy spreads, etc. are right. Until then you are cognizant of the "premium" you pay in terms of ongoing costs. There may be a time when you want to sell down a portion of the option, but that's all part of the risk/return equation. The analogy is not perfect, but I'm trying to get across the point that we are being prudent and disciplined about the value play in gasification.

//EASTMAN AT-A-GLANCE

Eastman products are found throughout your house, but they're not household names. Our broad portfolio of products are used in making everything from the packaging for your food, drinks and personal care products, to the fabric in your clothing and home furnishings, to the paint on your house and automobile, to the plastics on your bicycle helmet and golf clubs. At home, at work and at play, we're with you all day, every day. Eastman products make your life safer, easier, more convenient and more enjoyable.



Key Products:
Coatings Additives and Solvents: Cellulosic polymers, adhesion promoters, Texanol™ ester alcohol, oxygenated solvents; *Adhesive Materials:* Hydrocarbon resins, rosin resins, resin dispersions, amorphous polyolefins

Key Markets & Applications:
Coatings Additives and Solvents: Architectural latex paints, automotive and industrial Original Equipment Manufacturers (OEM), auto refinish paints, printing inks; *Adhesive Materials:* Resins used in adhesives for tapes, labels, packaging, nonwovens such as disposable diapers and polymers used in commercial roofing

FIBERS

Key Products:
Cellulose acetate tow, acetate yarn, acetyl chemical products (acetate flake, acetylation-grade acetic acid, acetic anhydride), Triacetin plasticizers

Key Markets & Applications:
Cigarette filters, apparel, home furnishings, industrial applications

Key Raw Materials:
High sulfur coal, wood pulp



Key Products:
Acetic anhydride, acetaldehyde, oxo derivatives, plasticizers, glycols, polymer intermediates, diketene derivatives, specialty ketones, specialty anhydrides

Key Markets & Applications:
Agrochemical, automotive, beverages, pharmaceuticals, coatings, flooring, medical devices, toys, polymers, textiles, industrial

Key Raw Materials:
Coal, ethane, natural gas, propane

PERFORMANCE POLYMERS

Key Products:
Polyethylene Terephthalate (PET) polymers, Purified Terephthalic Acid (PTA), Dimethyl Terephthalate (DMT), Isophthalic Acid (PIA)

Key Markets & Applications:
Multiple packaging end uses including, beverage, food, cosmetics, health care and pharmaceutical, household products, carpet fibers and industrial

Key Raw Materials:
Paraxylene, PTA, ethylene glycol


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Key Products:
Specialty copolyesters, including Tritan™ copolyester, and polyesters, concentrates, additives, alloys, cellulose esters, cellulose flake and compounded cellulose plastics

Key Markets & Applications:
Specialty packaging (medical and electronic component trays, shrink label films, general purpose packaging, and multilayer films); in-store fixtures and displays (point of purchase displays including indoor sign and store fixtures); consumer and durable goods (appliances, housewares, toys and sporting goods); medical goods (disposable medical devices, health care equipment and instruments and pharmaceutical packaging); personal care and consumer packaging (food and beverage

COATINGS, ADHESIVES, SPECIALTY POLYMERS & INKS

Key Raw Materials:
Coatings Additives and Solvents: Acetone, coal, ethane, natural gas, propane, propylene, wood pulp; *Adhesive Materials*: Styrene, C9 resin oil, natural gas, piperylene, propane, pygas, rosin

Key Competitors:
Dow Chemical Company, Exxon Mobil Corporation, Kolon Industries, Inc., Arakawa Chemical Industries, Ltd., Arizona Chemical, OXEA, LyondellBasell

Key Competitors:
Celanese Corporation, Daicel Chemical Industries, Ltd., Mitsubishi Rayon Co., Ltd., Rhodia S.A.



PERFORMANCE CHEMICALS & INTERMEDIATES

Key Competitors:
BASF, Celanese Corporation, Dow Chemical Company, Exxon Mobil Corporation

Key Competitors:
DAK Americas, Far Eastern Textile Ltd., Indorama Group, INVISTA, Mossi & Ghisolfi Group, Nan Ya Plastics Corporation USA, Wellman, Inc.



SPECIALTY PLASTICS

packaging and consumer packaging); photographic film, optical film, fibers/nonwovens and liquid crystal displays

Key Raw Materials:
Ethylene glycol, paraxylene, purified terephthalic acid and cellulose (wood and cotton)

Key Competitors:
Acetati Spa, Bayer AG, Daicel Chemical Industries, Ltd., Dow Chemical Company, NOVA Chemicals, Saudi Basic Industries Corporation (SABIC)

2008 SALES// REVENUE BY MARKET

Packaging 23%

Tobacco 18%

Building and Construction 14%

Consumables 11%

Industrial Chemicals & Processing 11%

Transportation 6%

Health & Wellness 6%

Durable Goods 5%

Agriculture 2%

Electronics 2%

Energy, Fuels & Water 2%

//STRONG FINANCIAL PROFILE





Cash from Operating Activities (in millions)

2004	$494
2005	$769
2006	$609
2007	$732
2008	**$653**

Attractive Debt Profile and Liquidity Position (in millions)

2012	$154	(7% Notes Due)
2018	$207	(6.30% Notes Due)
2024	$497	(7.25% Debentures Due)
2024	$200	(7.625% Debentures Due)
2027	$298	(7.60% Debentures Due)

- No material debt due until 2012
- Fully committed $700 million revolving credit facility substantially available through 2013
- Cash and cash equivalents at year-end 2008: $387 million



Net Debt as a Percent of Total Capital

2004	59%
2005	41%
2006	24%
2007	26%
2008	**41%**

Net Debt = Total debt less cash and cash equivalents
Total Capital = Net debt plus stockholders' equity

EASTMAN

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 10-K

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended **December 31, 2008**

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ______________ to ______________

Commission file number 1-12626

EASTMAN CHEMICAL COMPANY
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	**62-1539359** (I.R.S. Employer Identification no.)
200 South Wilcox Drive **Kingsport, Tennessee** (Address of principal executive offices)	**37662** (Zip Code)

Registrant's telephone number, including area code: **(423) 229-2000**

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock, par value $0.01 per share	**New York Stock Exchange**

Securities registered pursuant to Section 12(g) of the Act: **None**

PAGE 1 OF 140 TOTAL SEQUENTIALLY NUMBERED PAGES
EXHIBIT INDEX ON PAGE 137

	Yes	No
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.	[X]	
Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act.		[X]
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.	[X]	

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of the registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [X]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definition of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer [X]	Accelerated filer [ ]
Non-accelerated filer [ ] (Do not check if a smaller reporting company)	Smaller reporting company [ ]

	Yes	No
Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act).		[X]

The aggregate market value (based upon the $68.86 closing price on the New York Stock Exchange on June 30, 2008) of the 72,025,651 shares of common equity held by non-affiliates as of December 31, 2008 was approximately $4,959,686,328, using beneficial ownership rules adopted pursuant to Section 13 of the Securities Exchange Act of 1934, as amended, to exclude common stock that may be deemed beneficially owned as of December 31, 2008 by Eastman Chemical Company's ("Eastman" or the "Company") directors and executive officers and charitable foundation, some of whom might not be held to be affiliates upon judicial determination. A total of 72,547,177 shares of common stock of the registrant were outstanding at December 31, 2008.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's definitive Proxy Statement relating to the 2009 Annual Meeting of Stockholders (the "2009 Proxy Statement"), to be filed with the Securities and Exchange Commission, are incorporated by reference in Part III, Items 10 to 14 of this Annual Report on Form 10-K (the "Annual Report") as indicated herein.

FORWARD-LOOKING STATEMENTS

Certain statements in this Annual Report are forward-looking in nature as defined in the Private Securities Litigation Reform Act of 1995. These statements, and other written and oral forward-looking statements made by the Company from time to time, may relate to, among other things, such matters as planned and expected capacity increases and utilization; anticipated capital spending; expected depreciation and amortization; environmental matters; legal proceedings; exposure to, and effects of hedging of, raw material and energy costs and foreign currencies; global and regional economic, political, and business conditions; competition; growth opportunities; supply and demand, volume, price, cost, margin, and sales; earnings, cash flow, dividends, and other expected financial results and conditions; expectations, strategies, and plans for individual assets and products, businesses, and segments, as well as for the whole of Eastman; cash requirements and sources of liquidity and uses of available cash; financing plans and activities; pension expenses and funding; credit ratings; anticipated restructuring, divestiture, and consolidation activities; cost reduction and control efforts and targets; integration of any acquired businesses; strategic initiatives and development, production, commercialization, and acceptance of new products, services and technologies and related costs; asset, business and product portfolio changes; and expected tax rates and net interest costs.

These plans and expectations are based upon certain underlying assumptions, including those mentioned with the specific statements. Such assumptions are based upon internal and other estimates and analyses of current market conditions and trends, management plans and strategies, economic conditions, and other factors. These plans and expectations and the assumptions underlying them are necessarily subject to risks and uncertainties inherent in projecting future conditions and results. Actual results could differ materially from expectations expressed in the forward-looking statements if one or more of the underlying assumptions and expectations proves to be inaccurate or is unrealized. Certain important factors that could cause actual results to differ materially from those in the forward-looking statements are included with such forward-looking statements and in Part II—Item 7—"Management's Discussion and Analysis of Financial Condition and Results of Operations—Forward-Looking Statements and Risk Factors" of this Annual Report.

EASTMAN

TABLE OF CONTENTS

PART I

ITEM 1. BUSINESS

CORPORATE OVERVIEW

Eastman Chemical Company ("Eastman" or the "Company") is a global chemical company which manufactures and sells a broad portfolio of chemicals, plastics, and fibers. Eastman began business in 1920 for the purpose of producing chemicals for Eastman Kodak Company's photographic business and became a public company, incorporated in Delaware, as of December 31, 1993. Eastman has eleven manufacturing sites in seven countries that supply chemicals, plastics, and fibers products to customers throughout the world. The Company's headquarters and largest manufacturing site are located in Kingsport, Tennessee.

In 2008, the Company had sales revenue of $6.7 billion, operating earnings of $519 million, and earnings from continuing operations of $328 million. Earnings per diluted share from continuing operations were $4.31 in 2008. Included in 2008 operating earnings were asset impairments and restructuring charges of $46 million, accelerated depreciation costs related to restructuring decisions of $9 million, and other operating income of $16 million.

The Company's products and operations are managed and reported in five operating segments: the Coatings, Adhesives, Specialty Polymers, and Inks ("CASPI") segment, the Fibers segment, the Performance Chemicals and Intermediates ("PCI") segment, the Performance Polymers segment and the Specialty Plastics ("SP") segment. For additional information concerning the Company's operating segments, see Note 23 "Segment Information" to the Company's consolidated financial statements in Part II, Item 8 of this 2008 Annual Report on Form 10-K.

The Company manages certain costs and initiatives at the corporate level, including certain research and development costs not allocated to the operating segments. Industrial gasification, which consists of producing cost-advantaged chemicals from petroleum coke or coal instead of natural gas or petroleum, is currently the most significant of these corporate initiatives.

Eastman's objective is to leverage its heritage of expertise and innovation in acetyl, polyester, and olefins chemistries to meet long-term demand and create new opportunities for the Company's products in key markets. The Company continues to invest in growth initiatives, but timing will depend, in part, on economic conditions and the Company's positive free cash flow generation (operating cash flow less capital expenditures and dividends). The Company's current growth initiatives include:

- In the Fibers segment, in December 2008, the Company announced an alliance with SK Chemicals Company Ltd. ("SK") to form a company to acquire and operate a cellulose acetate tow manufacturing facility and related business, with the facility to be constructed by SK in Korea. Eastman will have majority ownership of and will operate the facility. Construction of the Korean facility began in first quarter 2009 and is expected to be completed in second quarter 2010.
- In the SP segment, in 2008 Eastman continued the successful introduction of new high-temperature copolyester products based on Eastman Tritan™ copolyester and is progressing on a new 30,000 metric ton Tritan™ manufacturing facility expected to be online in 2010.
- The SP segment will continue to pursue sales revenue growth from cellulosic and copolyester products sold in the liquid crystal displays market.
- In the CASPI segment, Eastman is continuing expansion of its hydrogenated hydrocarbon resins manufacturing capacity in Middelburg, the Netherlands, by expanding capacity an additional 30 percent, which is expected to be completed in 2009.
- In 2008, the Company continued to make progress on industrial gasification including the acquisition of the remaining ownership interest of TX Energy, L.L.C. ("TX Energy"), with a future plant site planned in Beaumont, Texas. In 2008, the Company completed the purchase of an idled methanol and ammonia plant from Terra Industries Inc. in Beaumont, Texas and intends to restart these facilities using raw materials supplied via pipeline from its nearby gasification facility, once the gasification facility is complete. Front-end engineering and design for the Beaumont industrial gasification project is planned to be completed by mid-2009. The Company is pursuing non-recourse project financing utilizing the Department of Energy's Federal Loan Guarantee Program.

In addition, by leveraging its expertise in industrial gasification, Eastman expects over time to increase the volume of products derived from gasification, further driving long-term growth in overall profitability and sales revenue.

The Company has taken a number of actions to reposition itself in key markets and geographies, and management believes the Company has been restructured for sustained success. Recent restructuring actions include:

- The completed restructuring of the PCI segment to improve long-term profitability, and the ongoing staged phase-out of the Company's three oldest cracking units in Longview, Texas. Eastman shut down the first of these cracking units in fourth quarter 2007.
- The restructure of the Performance Polymers segment, which was completed in fourth quarter 2008 to improve the segment's profitability, in part enabled by IntegRex™ technology. In 2008, Eastman debottlenecked the Columbia, South Carolina facility for ParaStar™ polyethylene terephthalate ("PET") resins. In 2007 and 2008, the Company also completed the divestiture of its non-US PET facilities in the Netherlands, the United Kingdom, Spain, Mexico, and Argentina.

Manufacturing Streams

As stated above, Eastman's objective is to leverage its heritage of expertise and innovation in acetyl, polyester, and olefins chemistries in key markets, including packaging, tobacco, durable goods, building and construction, and others. For each of these chemistries, Eastman has developed a combination of assets and technologies that are operated within three manufacturing "streams".

- In the acetyl stream, the Company begins with high sulfur coal which is then gasified in its coal gasification facility. The resulting synthesis gas is converted into a number of chemicals including methanol, methyl acetate, acetic acid, and acetic anhydride. These chemicals are used in products throughout the Company including acetate tow, acetate yarn, and cellulose esters. The Company's ability to use coal is a competitive advantage in both raw materials and energy. The Company is pursuing opportunities to further leverage its coal-based process know-how through its industrial gasification corporate initiative to produce additional cost advantaged chemicals from petroleum coke and coal instead of natural gas or petroleum.
- In the polyester stream, the Company begins with purchased paraxylene and produces purified terephthalic acid ("PTA") for PET and copolyesters and dimethyl terephthalate ("DMT") for copolyesters. PTA or DMT is then reacted with ethylene glycol, which the Company both makes and purchases, along with other raw materials (some of which the Company makes and are proprietary) to produce PET and copolyesters. We believe that this backward integration of polyester manufacturing is a competitive advantage, giving Eastman a low cost position, as well as surety of intermediate supply. In addition, Eastman can add specialty monomers to copolyesters to provide clear, tough, chemically resistant product characteristics. As a result, the Company's copolyesters can compete with materials such as polycarbonate and acrylic.
- In the olefins stream, the Company begins primarily with propane and ethane, which are then cracked at its facility in Longview, Texas into propylene and ethylene. "Cracking" is a chemical process in which gases are broken down into smaller, lighter molecules for use in the manufacturing process. The Company also purchases propylene for use at its Longview facility and its facilities outside the U.S. The propylene is used in oxo derivative products, while the ethylene is used in oxo derivative products, acetaldehyde and ethylene glycol production and is also sold. Petrochemical business cycles are influenced by periods of over- and under-capacity. Capacity additions to steam cracker units around the world, combined with demand for light olefins, determine the operating rate and thus profitability of producing olefins. Historically, periodic additions of large blocks of capacity have caused profit margins of light olefins to be very volatile, resulting in "ethylene" or "olefins" cycles.

The following chart shows the Company's sites at which its manufacturing streams are primarily employed.

SITE	ACETYL STREAM	POLYESTER STREAM	OLEFINS STREAM
Kingsport, Tennessee	X	X	X
Longview, Texas	X		X
Columbia, South Carolina		X	
Kuantan, Malaysia		X	
Singapore			X
Workington, United Kingdom	X		

The following chart shows significant Eastman products, markets, and end uses by segment and manufacturing stream.

SEGMENT	ACETYL STREAM	POLYESTER STREAM	OLEFINS STREAM	KEY PRODUCTS, MARKETS, AND END USES
Coatings, Adhesives, Specialty Polymers, and Inks ("CASPI")	X		X	Adhesives ingredients (tape, labels, nonwovens), paints and coatings (architectural, automotive, industrial, and original equipment manufacturing ("OEM"))
Fibers	X			Acetate fibers for filter products and textiles
Performance Chemicals and Intermediates ("PCI")	X	X	X	Intermediate chemicals for agrochemicals, automotive, beverages, nutrition, pharmaceuticals, coatings, medical devices, toys, photographic and imaging, household products, polymers, textiles, and consumer and industrial products and uses
Performance Polymers	X	X		PET for beverage and food packaging, custom-care and cosmetic packaging, health care and pharmaceutical uses, household products, and industrial packaging applications
Specialty Plastics ("SP")	X	X	X	Copolyesters and cellulosics for appliances, store fixtures and displays, building and construction, electronic packaging, medical devices and packaging, graphic arts, general purpose packaging, personal care and cosmetics, food and beverage packaging, performance films, tape and labels, fibers/nonwovens, photographic and optical films, and liquid crystal displays

Cyclicality and Seasonality

Certain segments, particularly the PCI and Performance Polymers segments, are impacted by the cyclicality of key products and markets, while other segments are more sensitive to global economic conditions. Supply and demand dynamics determine profitability at different stages of cycles and global economic conditions affect the length of each cycle. Despite sensitivity to global economic conditions, many of the products in the Fibers and CASPI segments provide a stable foundation of earnings.

The Company's earnings and cash flows also typically have some seasonal characteristics. The Company's earnings are typically greater in the second and third quarters, while cash from operations is usually greatest in the fourth quarter.

Demand for CASPI segment products is typically stronger in the second and third quarters due to the increased use of coatings products in the building and construction industries, while demand is typically weaker during the winter months because of seasonal construction downturns. The PCI segment typically has a weaker fourth quarter, due in part to a seasonal downturn in demand for products used in certain building and construction and agricultural markets. The Performance Polymers segment typically has stronger demand for its PET polymers for beverage container plastics during the second and early third quarters due to higher consumption of beverages in North America, while demand typically weakens during the late third and fourth quarters.

CASPI SEGMENT

- **Overview**

In the CASPI segment, the Company manufactures liquid vehicles, additives, specialty polymers, and other raw materials which are integral to the production of paints and coatings, inks, adhesives, and other formulated products. Growth in these markets in North America (Canada and the U.S.) and Europe typically approximates general economic growth, due to the wide variety of end uses for these applications and dependence on the economic conditions of the markets for packaged goods, automobiles, durable goods, and housing. Growth in Asia, Eastern Europe, and Latin America continues to be higher than general economic growth, driven by regional growth in these emerging economies. The CASPI segment focuses on producing raw materials rather than finished products and developing long-term, strategic relationships to achieve preferred supplier status with its customers. Eastman expects that the CASPI segment will typically have operating margins in the range of 15 percent to 20 percent. In 2008, the CASPI segment had sales revenue of $1.5 billion, 23 percent of Eastman's total sales.

The profitability of the CASPI segment is sensitive to the global economy, market trends, broader chemical cycles, particularly the olefins cycle, and foreign currency exchange rates. The CASPI segment's specialty products, which include coatings additives, coalescents, and selected hydrocarbon resins, are less sensitive to the olefins cycle due to their functional performance attributes. The commodity products, which include commodity solvents and polymers, are more impacted by the olefins cycle. The Company seeks to leverage its proprietary technologies, competitive cost structure, and integrated manufacturing facilities to maintain a strong competitive position throughout such cycles.

- **Products**

  - **Coatings Additives, Coalescents, and Solvents**

The additives product lines consist of differentiated and proprietary products, including cellulose-based specialty polymers which enhance the aesthetic appeal and improve the performance of industrial and automotive original equipment and refinish coatings and inks. Coalescents include products such as Texanol™ ester alcohol which improves film formation and durability in architectural latex paints, and chlorinated polyolefins which promote the adherence of paints and coatings to plastic substrates. Solvents, which consist of ester, ketone, glycol ether, and alcohol solvents, are used in both paints and inks to maintain the formulation in liquid form for ease of application.

Environmental regulations that impose limits on the emission of volatile organic compounds ("VOCs") and hazardous air pollutants ("HAPs") continue to impact coatings formulations requiring compliant coatings raw materials. The coatings industry is responding by promoting products and technologies designed to enable customers and end users to reduce air emissions of VOCs and HAPs in compliance with state and federal regulations. A significant portion of Eastman's coatings additives, coalescents, and solvents are currently used in compliant coatings. Additional products are currently being developed to meet the growing demand for low VOC coatings, with two new products, Solus™ 2100 and Advantis™ 510W, introduced in 2008. Coatings additives, coalescents, and solvents comprised 60 percent of the CASPI segment's total sales for 2008.

  - **Adhesives Raw Materials**

The adhesives product lines consist of hydrocarbon resins, rosin resins, resin dispersions, and polymers. These products are sold to adhesive formulators and tape and label manufacturers for use as raw materials essential in hot melt and pressure sensitive adhesives and as binders in nonwoven products such as disposable diapers, feminine products, and pre-saturated wipes. Eastman is one of the largest manufacturers of hydrogenated gum rosins used in adhesive and chewing gum applications. Eastman offers a very broad product portfolio of essential ingredients for the adhesives industry, and ranks as the second largest global tackifier supplier. Global demand for many adhesives products is growing faster than general economic growth, driven by use in consumable markets and substitution for other fasteners, such as nails and screws, by formulated adhesives. Adhesives raw materials comprised 40 percent of the CASPI segment's total sales for 2008.

- **Strategy and Innovation**

A key element of the CASPI segment's growth strategy is the continued development of innovative product offerings, building on proprietary technologies in high-growth markets and regions that meet customers' evolving needs and improve the quality and performance of customers' end products. Management believes that its ability to leverage the CASPI segment's broad product line and Eastman's research and development capabilities make the segment uniquely capable of offering a broad array of solutions for new and emerging markets.

The CASPI segment is focused on expanding the coatings additives and specialty solvents product offerings into adjacent markets and emerging economies. The Company's global manufacturing presence positions the CASPI segment to take advantage of areas for high industrial growth, particularly in Asia from its facility in Singapore and joint venture operations in China.

The CASPI segment is also focused on expanding the adhesives raw materials product offerings into high-growth markets and regions by leveraging applications technology and increasing production capacity. The segment is meeting growing demand for specialty hydrocarbon resins through continued expansion of the Company's hydrogenated hydrocarbon resins manufacturing capacity in Middelburg, the Netherlands, with a 30 percent expansion expected to be completed in 2009.

The Company intends to continue to leverage its resources to strengthen the CASPI segment's innovation pipeline through improved market connect and the expanded use of proprietary products and technologies. Although CASPI segment sales and application development are often specialized by end-use markets, developments in technology can often be successfully shared across multiple end-uses and markets.

- **Customers and Markets**

As a result of the variety of end uses for its products, the customer base for the CASPI segment is broad and diverse. This segment has approximately 1,000 customers around the world, and 80 percent of its sales revenue in 2008 was attributable to approximately 75 customers. The CASPI segment focuses on establishing long-term, customer service-oriented relationships with its strategic customers in order to become their preferred supplier and to leverage these relationships to pursue sales opportunities in previously underserved markets and to expand the scope of its value-added services. Growth in North American and European markets typically coincides with economic growth in general, due to the wide variety of end uses for these applications and their dependence on the economic conditions of the markets for packaged goods, automobiles, durable goods, and housing.

- **Competition**

Competition within the CASPI segment's markets varies widely depending on the specific product or product group. The Company's major competitors in the CASPI segment's markets include larger companies such as Dow Chemical Company ("Dow"), BASF SE ("BASF"), and Exxon Mobil Corporation, which may have greater financial and other resources than Eastman. Additionally, within each CASPI segment product market, the Company competes with other smaller, regionally focused companies that may have advantages based upon location, local market knowledge, manufacturing strength in a specific product, or other similar factors. However, Eastman does not believe that any of its competitors has a dominant position within the CASPI segment's markets, nor the breadth of product offerings that Eastman is able to offer its CASPI segment customers. The Company believes its competitive advantages include its level of vertical integration, breadth of product, service, and technology offerings, low-cost manufacturing position, consistent product quality, security of supply, and process and market knowledge. The CASPI segment principally competes on breadth of products and through leveraging its strong customer base and long-standing customer relationships to promote substantial recurring business and product development.

EASTMAN

FIBERS SEGMENT

- **Overview**

In the Fibers segment, Eastman manufactures and sells Estron™ acetate tow and Estrobond™ triacetin plasticizers for use primarily in the manufacture of cigarette filters; Estron™ natural and Chromspun™ solution-dyed acetate yarns for use in apparel, home furnishings and industrial fabrics; and cellulose acetate flake and acetyl raw materials for other acetate fiber producers. Eastman is one of the world's two largest suppliers of acetate tow and has been a market leader in the manufacture and sale of acetate tow since it began production in the early 1950s. The Company is the world's largest producer of acetate yarn and has been in this business for over 75 years. The Fibers segment's manufacturing operations are primarily located at the Kingsport, Tennessee site, and also include a smaller acetate tow production plant in Workington, England which was expanded in 2008. In 2008, the Fibers segment had sales revenue of $1.0 billion, 15 percent of Eastman's total sales. The segment remains a strong and relatively stable cash generator for the Company. Eastman expects that the Fibers segment will typically have operating margins of 20 to 25 percent.

The Company's long history and experience in the fibers markets are reflected in the Fibers segment's operating expertise, both within the Company and in support of its customers' processes. The Fibers segment's expertise in internal operating processes allows it to achieve a consistently high level of product quality, a differentiating factor in the industry. The Fibers segment's knowledge of the industry and of customers' processes allows it to assist its customers in maximizing their processing efficiencies, promoting repeat sales, and mutually beneficial, long-term customer relationships.

The Company's fully integrated fiber manufacturing processes from coal-based acetyl raw materials through acetate tow and yarn provide a competitive advantage over companies whose processes are dependent on petrochemicals. In addition, management believes the Fibers segment employs unique technology that allows it to produce a broad range of high-purity wood pulps. Despite consolidation in the fiber-grade pulp market in recent years, management believes the Fibers segment has dependable sources of pulp supply. The Fibers segment management believes that these factors combine to make it an industry leader in reliability of supply and cost position. In addition to the cost advantage of being coal-based, the Fibers segment's competitive strengths include a reputation for high-quality products, technical expertise, large scale vertically-integrated processes, reliability of supply, acetate flake supply in excess of internal needs, a reputation for customer service excellence, and a strong customer base characterized by long-term customer relationships. The Company intends to continue to capitalize and build on these strengths to improve the strategic position of its Fibers segment.

Contributing to the profitability in the Fibers segment is the relatively limited number of competitors, the high industry capacity utilization, and strong barriers to entry by potential competitors; these barriers include but are not limited to high capital costs for integrated manufacturing facilities.

- **Products**

  - **Acetate Tow**

  Eastman manufactures acetate tow under the Estron™ trademark according to a wide variety of customer specifications, primarily for use in the manufacture of cigarette filters. Acetate tow is the largest sales product of the Fibers segment. Worldwide demand for acetate tow is expected to continue to increase by one to two percent per year through 2012, with higher growth rates in Asia and Eastern Europe, further contributing to the already high capacity utilization rates in the industry.

  - **Acetate Yarn**

  The Company manufactures acetate filament yarn under the Estron™ and Chromspun™ trademarks in a wide variety of specifications. Estron™ acetate yarn is available in bright and dull luster and is suitable for subsequent dyeing in the fabric form. Chromspun™ acetate yarn is solution-dyed in the manufacturing process and is available in more than 20 colors. These products are used in fabrics for apparel, home furnishings, and industrial applications. From a retail customer's perspective, garments made of acetate yarn are noted for their rich colors, silky feel, supple drape, breathability, comfort, and when blended with spandex, easy care.

➢ **Acetyl Chemical Products**

The Fibers segment's acetyl chemical products are sold primarily to other acetate fiber producers and include cellulose diacetate flake, acetylation-grade acetic acid, and acetic anhydride. Each is used as a raw material for the production of cellulose acetate fibers. The Fibers segment also markets acetyl-based triacetin plasticizers under the Estrobond™ trademark, generally for use by cigarette manufacturers as a bonding agent in cigarette filters.

- **Strategy and Innovation**

➢ **Growth**

In the Fibers segment, Eastman is leveraging its strong customer relationships and knowledge of the industry to identify growth options. These growth options are enabled by its excess acetate flake capacity at the Kingsport, Tennessee site. The capacity expansion of the Company's acetate tow plant in Workington, England was completed in 2008, expanding Eastman's world-wide capacity by five percent, serving existing customers in Western Europe and the growing demand in Eastern Europe. In December 2008, the Company announced an alliance with SK to form a company to acquire and operate a cellulose acetate tow manufacturing facility and related business, with the facility to be constructed by SK in Korea. Eastman will have majority ownership of and will operate the facility. Construction of the Korean facility began in first quarter 2009 and is expected to be completed in second quarter 2010. Annual capacity at the Korea site is expected to be approximately 27,000 metric tons and Eastman's total worldwide capacity for acetate tow will exceed 200,000 metric tons, an increase of 15 percent. The impact of the added Korean facility on global capacity is estimated to be an increase of approximately two percent.

➢ **Continue to Capitalize on Fibers Technology Expertise**

The Fibers segment intends to continue to make use of its capabilities in fibers technology to maintain a strong focus on incremental product and process improvements, with the goals of meeting customers' evolving needs and improving the segment's manufacturing process efficiencies.

➢ **Maintain Cost-Effective Operations and Consistent Cash Flows and Earnings**

The Fibers segment intends to continue to operate in a cost effective manner, capitalizing on its technology, scale and vertical integration, and to make further productivity and efficiency improvements through continued investments in research and development. The Company plans to continue to reinvest in the Fibers business to sustain consistently strong earnings and cash flows.

➢ **Research and Development**

The Company's Fibers segment research and development efforts focus on process and product improvements, as well as cost reduction, with the objectives of increasing sales and reducing costs. Recent Fibers segment research and development efforts have resulted in production capacity improvements. The Fibers segment also conducts research to assist acetate tow customers in the effective use of the segment's products and in the customers' product development efforts.

- **Customers and Markets**

The customer base in the Fibers segment is relatively concentrated, consisting of approximately 150 companies in the tobacco, textile, and acetate fibers industries. Eastman's Fibers segment customers are located in all regions of the world. The largest 20 customers within the Fibers segment include multinational as well as regional cigarette producers, fabric manufacturers, and other acetate fiber producers. These top 20 customers accounted for about 80 percent of the segment's total sales revenue in 2008. The segment maintains a strong position in acetate tow exports to China, one of the largest and fastest growing markets in the world.

- **Competition**

Eastman is the second largest acetate tow manufacturer in the world. Competitors in the fibers market for acetate tow include three global companies, Celanese Corporation ("Celanese"), Rhodia S.A., and Daicel Chemical Industries Ltd ("Daicel"); and two regional companies in Asia, SK, and Mitsubishi Rayon Co., Ltd. ("Mitsubishi Rayon"). In the acetate tow market, two major competitors, Celanese and Daicel, have joint venture capacity in China. Modest acetate tow capacity expansions, completed in 2008, included Eastman's Workington, England expansion and an expansion by an Asian competitor. However, current global capacity utilization rates are expected to remain high as the capacity provided by the recently completed expansions will be required to meet the projected world-wide growth in demand.

In the segment's acetate yarn business, major competitors include five companies that target multi-regional markets, Industrias del Acetato de Celulosa S.A. ("INACSA"), SK, Mitsubishi Rayon, UAB Korelita, and Novaceta SpA. Eastman is the world leader in acetate yarn and the only acetate yarn producer in North America. The physical properties of acetate yarn make it desirable for use in textile products such as suit linings, women's apparel, medical tape, drapery, ribbons and other specialty fabrics. However, over the past 20 years, demand for acetate yarn has been adversely affected by the substitution of lower cost polyester and rayon yarns. Accordingly, worldwide demand for acetate yarn is expected to continue to decrease as mills substitute these cheaper yarns for acetate yarn. Eastman, however, is uniquely positioned because it is the only producer of both acetate flake and acetate yarn. In addition, during 2009, reductions in acetate filament yarn industry capacity are projected to occur, which should improve the demand for Eastman acetate yarn.

As described above under "Fibers Segment – Overview", the principal methods of competition include maintaining the Company's large-scale vertically integrated manufacturing process from coal-based acetyl raw materials, reliability of supply, product quality, and sustaining long-term customer relationships.

PCI SEGMENT

- **Overview**

The Company's PCI segment manufactures diversified products that are sold externally, as well as used internally by other segments. The PCI segment's earnings are highly dependent on how the Company chooses to optimize the acetyl and olefins streams. In 2008, the PCI segment had sales revenue of $2.2 billion, 32 percent of Eastman's total sales.

Many of the segment's products are affected by the olefins cycle. See "Corporate Overview – Manufacturing Streams" earlier in this "Part 1 – Item 1. Business." This cyclicality is caused by periods of supply and demand imbalance, either when incremental capacity additions are not offset by corresponding increases in demand, or when demand exceeds existing supply. Demand, in turn, is based on general economic conditions, raw material and energy costs, and other factors beyond the Company's control. Future PCI segment results will continue to fluctuate from period to period due to these changing economic conditions. The Company expects the PCI segment typically to have a range of operating margins between 5 percent and 10 percent through the olefins cycle.

Eastman shut down the first of three cracking units as part of the staged phase-out of its three oldest cracking units in Longview, Texas in fourth quarter 2007. Shutdown timing for the remaining two units will depend on feedstock and olefin market conditions. In addition, as part of the sale of the Performance Polymers segment's polyethylene business, the Company agreed to supply ethylene to the buyer. These sales of ethylene, previously used internally as a raw material, are now reported as sales in the PCI segment.

- **Products**

The PCI segment offers over 135 products that include intermediates based on oxo and acetyl chemistries, and performance chemicals. The PCI segment's 2008 sales revenue was approximately 65 percent from olefin-based, 15 percent from acetyl-based, and 20 percent from performance and other, chemicals. Approximately 75 percent of the PCI segment's sales revenue is generated in North America. Sales in all regions are generated through a mix of the Company's direct sales force and a network of distributors. The Company's PCI segment is the largest marketer of acetic anhydride in the United States, an intermediate that is a critical component of analgesics and other pharmaceutical and agricultural products, and is the only U.S. producer of acetaldehyde, a key intermediate in the production of vitamins and other specialty products. Eastman believes that it manufactures one of the world's broadest ranges of products derived from oxo aldehydes. The PCI segment's other intermediate products include plasticizers and glycols. Many of the intermediates products in the PCI segment are priced based on supply and demand of substitute and competing products. In order to maintain a competitive position, the Company strives to operate with a low cost manufacturing base.

The PCI segment also manufactures performance chemicals, complex organic molecules such as diketene derivatives, specialty ketones, and specialty anhydrides for pharmaceutical, fiber, and food and beverage ingredients, which are typically used in specialty market applications. These specialty products are typically priced based on the amount of value added rather than supply and demand factors.

- **Strategy and Innovation**

To build on and maintain its status as a low cost producer, the PCI segment continuously focuses on cost control, operational efficiency, and capacity utilization to maximize earnings. The shutdown of the first of the three cracking units as part of the staged phase-out in Longview, Texas, with the continued shutdown dependent on feedstock and olefins market conditions, has been part of the initiative to increase operational efficiency. Through the PCI segment, the Company maximizes the advantage of its highly integrated and world-scale manufacturing facilities. For example, the Kingsport, Tennessee manufacturing facility allows the PCI segment to produce acetic anhydride and other acetyl derivatives from coal rather than natural gas or other petroleum feedstocks. At the Longview, Texas manufacturing facility, Eastman's PCI segment uses its proprietary oxo-technology in the world's largest single-site, oxo aldehyde manufacturing facility to produce a wide range of alcohols, esters, and other derivative products utilizing propane and local ethane supplies, as well as purchased propylene. These integrated facilities, combined with large scale production processes and a continuous focus on additional process improvements, allow the PCI segment to remain cost competitive with, and for some products cost-advantaged over, its competitors.

The PCI segment selectively focuses on continuing to develop and access markets with high-growth potential for the Company's chemicals. One such market is for flexible plastic products used in highly regulated applications such as child care articles, toys, and medical packaging and devices. Eastman™ 168 Plasticizer provides an effective alternative to phthalate plasticizers traditionally used in these applications. Eastman 168 Plasticizer allows manufacturers to meet the challenging requirements of changing government regulations and consumer preferences without sacrificing production efficiency or product performance.

The Company engages in customer-focused research and development initiatives in order to develop new PCI products and find additional applications for existing products. The Company also evaluates licensing opportunities for acetic acid and oxo derivatives on a selective basis, and has licensed technology to produce acetyl products to Saudi International Petrochemical Company in Saudi Arabia and to Chang Chung Petrochemical Company in Taiwan in 2005 and 2007, respectively.

- **Customers and Markets**

The PCI segment's products are used in a variety of markets and end uses, including agrochemical, automotive, beverages, nutrition, pharmaceuticals, coatings, flooring, medical devices, toys, photographic and imaging, household products, polymers, textiles, and industrials. The Company believes its position in many of these markets was positively affected by the olefins upcycle through third quarter 2008. However, the strength of product-specific olefin derivative markets will vary widely based upon prevailing supply and demand conditions. An important negative trend within the PCI segment's markets is increased regionalization of key markets, especially for acetyl and olefins products, due to increased transportation costs. Additionally, the PCI segment is engaged in continuous efforts to optimize product and customer mix. Approximately 80 percent of the PCI segment's sales revenue in 2008 was from 94 out of approximately 1,100 customers worldwide.

- **Competition**

Historically, there have been significant barriers to entry for potential competitors in the PCI segment's major product lines, including acetic acid and acetic anhydride, primarily due to the fact that the relevant technology has been held by a small number of companies. As this technology has become more readily available, competition from multinational chemical manufacturers has intensified. Eastman competes with these and other producers primarily based on price, as products are interchangeable, but also on technology, marketing, and services. Eastman's major competitors in this segment include large multinational companies such as Dow, Celanese, BASF, and Exxon Mobil Corporation. While some competitors in PCI's product markets may have greater financial resources than Eastman, the Company believes it maintains a strong competitive position due to the combination of its scale of operations, breadth of product line, level of integration, and technology leadership.

PERFORMANCE POLYMERS SEGMENT

- **Overview**

In 2008, the Performance Polymers segment had sales revenue of $1.1 billion, 16 percent of the Company's total sales. The segment is comprised primarily of the Company's PET product lines, and also includes various polymer intermediates.

In 2008, the Company completed strategic actions to improve the operating results of the Performance Polymers segment through innovation and restructuring. The Company shut down 300,000 metric tons of higher cost assets in 2008 after having shut down 100,000 metric tons of higher cost PET assets during 2007, some of which were converted to SP segment production. In fourth quarter 2008, the Company also successfully completed a debottleneck of its IntegRex™ technology facility in South Carolina, bringing its IntegRex™ capacity to 525,000 metric tons. As described below under "Strategy and Innovation", IntegRex™ technology provides a sustainable advantaged cost position in the PET industry. As a result of these completed actions, the Performance Polymers segment is expected to have total PET capacity of approximately 800,000 metric tons in 2009, of which over 65 percent is based on IntegRex™ technology and all of which is based in North America.

In 2007 and early 2008, the Company also completed strategic actions for underperforming PET assets outside the United States, with the divestiture of its PET manufacturing sites in Spain, Mexico, Argentina and the United Kingdom and its divestiture of the PET polymers and PTA facilities in the Netherlands and related businesses. After divesting these PET manufacturing facilities, Eastman has no PET manufacturing capacity outside the United States.

Pricing and profitability are strongly affected by raw material costs and capacity utilization. PET global supply has exceeded demand since 1997 as a result of capacity being introduced into the market at a rate exceeding that of demand growth. While the global demand for PET continues to increase steadily, excess capacity, particularly in Asia, remains. Excess Asian capacity and related exports are expected to continue to have an adverse impact on PET pricing and profitability worldwide and in the North American Free Trade Agreement ("NAFTA") region.

- **Products**

PET is used in beverage and food packaging and other applications such as personal care and cosmetics packaging, health care and pharmaceutical uses, household products, carpet fibers, and industrial packaging applications. PET offers fast and easy processing, superb clarity, excellent colorability and color consistency, durability and strength, impact and chemical resistance, and high heat stability. Packages made from PET are characterized by their light weight, high strength, durability, clarity, low cost, safety, and recyclability.

- **Strategy and Innovation**

   - **Operational Efficiency**

   The Performance Polymers segment focuses on improving its performance by directing its research and development efforts to lowering its manufacturing costs through technology innovations and process improvement. These efforts resulted in the breakthrough technology of IntegRex™, a lower cost PET manufacturing process that provides manufacturing and capital cost savings of approximately 50 percent over conventional PET technologies. These efforts have allowed the Company to shut down 400,000 metric tons of higher cost manufacturing assets from 2007 through 2008, some of which was converted to SP segment production. As a result of the changes in its asset base, the Company has reduced its annual costs at the South Carolina site by more than $30 million.

   - **Licensing**

   As a strategic initiative to create and capture additional value from the IntegRex™ technology, the Company is actively pursuing a licensing program. IntegRex™ technology provides significant capital and operating cost benefits relative to conventional PTA and PET technologies. The Company is offering licensees its Eastman-owned patents and expertise in the design, construction, and operation of a full range of production facilities, including IntegRex™ PTA, IntegRex™ PET, or integrated configurations of the two processes. Also, as the Company improves the IntegRex™ technology for its own use, it expects it may offer these enhancements to its licensees.

- **Customers and Markets**

Approximately 15 customers within the Performance Polymers segment accounted for more than 80 percent of the segment's total sales revenue from continuing operations in 2008. With the completion of certain strategic actions described above, the segment primarily serves PET customers in the NAFTA region. These customers are primarily PET container producers for large volume beverage markets such as carbonated soft drinks, water, and juice, with strong participation in custom areas such as food, liquor, sport and fruit beverages, health and beauty aids, and household products. In 2008, the worldwide market for PET, including containers, film and sheet, was approximately 15 million metric tons including 4 million metric tons in the NAFTA region. Despite the move by customers to light weight PET packaging, demand for PET is expected to continue to grow. PET consumption has grown steadily over the past several years, driven by the preference for recyclable, single-serve containers and as a substitute for glass and aluminum. Although near-term growth in demand is uncertain, the Company projects the NAFTA region for PET to grow by approximately three to four percent annually on a long-term basis.

- **Competition**

The Company's PET product lines compete to a large degree on price in a capital intensive industry. Profitability is dependent on attaining low cost positions through technology innovation, manufacturing scale, capacity utilization, access to reliable and competitive utilities, energy and raw materials, and efficient manufacturing and distribution processes.

The Company's PET production is vertically integrated back to the raw material paraxylene. This gives Eastman a cost advantage and reliable intermediate supply.

As a result of recent strategic actions, the Performance Polymers segment competes primarily in the NAFTA region. Major competitors in the NAFTA region for the Performance Polymers segment include DAK Americas LLC, Indorama Group, Invista, Mossi & Ghisolfi Group, Nan Ya Plastics Corporation, and Wellman Inc., as well as Asian PET exporters.

SP SEGMENT

- **Overview**

In the SP segment, the Company produces and markets specialized copolyesters and cellulosic plastics that possess differentiated performance properties for value-added end uses. In 2008, the SP segment had sales revenue of $923 million, approximately 14 percent of Eastman's total sales.

Eastman has the ability within its SP segment to modify its polymers and plastics to control and customize their final properties, creating numerous opportunities for new application development, including the expertise to develop new materials and new applications starting from the molecular level in the research laboratory to the final designed application. The addition of the Tritan™ family of products significantly enhances the segment's ability to customize copolyesters and cellulosic plastics for new markets and applications. In addition, the SP segment has a long history of manufacturing excellence with strong process improvement programs providing continuing cost reduction.

The Company typically expects the SP segment to have gross margins of approximately 25 percent with sales revenue growth of five to seven percent annually. In 2008, the operating margin for the SP segment was four percent as unprecedented raw material volatility, combined with substantial demand decline in the second half of the year, resulted in lower margins. Over time, as demand growth returns to historical levels, management expects SP segment operating margins of 10 to 15 percent through a combination of improved capacity utilization and growth in higher margin product lines such as medical or liquid crystal displays ("LCD"), as well as growth in the newly launched Tritan™ copolyester.

- **Products**

The SP segment consists of two primary product lines, specialty copolyesters and cellulosics. Eastman estimates that the market growth for copolyesters will continue to be higher than general domestic economic growth due to ongoing specialty copolyester material innovations and displacement opportunities. Eastman believes that cellulosic materials will grow at the rate of the domestic economy in general, with the strong demand for cellulose esters in liquid crystal displays more than offsetting the decline in legacy photographic markets. For both specialty copolyesters and cellulosic plastics, the SP segment benefits from integration into the Company's polyester and acetyls streams. The SP segment's specialty copolyesters are currently produced in Kingsport, Tennessee; Columbia, South Carolina; and Kuantan, Malaysia. The cellulosic products are produced in Kingsport, Tennessee.

  - **Specialty Copolyesters**

Eastman's specialty copolyesters accounted for approximately 80 percent of the SP segment's 2008 sales revenue. Eastman's specialty copolyesters, which generally are based on Eastman's production of cyclohexane dimethanol ("CHDM") modified polymers, typically fill a market position between polycarbonates and acrylics. Polycarbonates traditionally have offered some superior performance characteristics, while acrylics have been less expensive. Specialty copolyesters combine superior performance with competitive pricing and are being substituted for both polycarbonates and acrylics in some applications.

The SP segment continues to develop new applications for its core copolyesters to meet growing demand for greener copolyester products. Eastman's newest copolyester, Tritan™, enables the Company to move to higher value applications by adding high temperature resistance to the other properties of copolyesters, including toughness, chemical resistance, and excellent processability. These traits allow Eastman to position Tritan™ as an equal or superior alternative to polycarbonate, in part because Tritan™ is a very desirable Bisphenol A ("BPA")-free alternative for a variety of food contact or medical applications such as consumer housewares or baby bottles. BPA is a raw material used in the production of certain polycarbonate plastics. Some customers prefer plastics that do not contain BPA.

➢ **Cellulosic Plastics**

Cellulosics and cellulosic plastics accounted for approximately 20 percent of the SP segment's 2008 sales revenue. Sold under the Tenite™ brand, these products are known for their excellent balance of properties, including toughness, hardness, strength, surface gloss, clarity, chemical resistance, and warmth to the touch. This product line includes Tenite™ acetate, Tenite™ butyrate, and Tenite™ propionate flake and polymers, as well as a family of colored products for each line.

In 2006, Eastman commercialized a new family of cellulosic polymers, Visualize™ cellulosics, for the LCD market. Through the development of new formulations and applications, Eastman's LCD product line has continued to experience double digit revenue and operating earnings growth through 2008.

- **Strategy and Innovation**

The SP segment is focused on providing consistent profit margins and generating cash which the Company can reinvest in the SP segment's business for continued growth. The Company continues to leverage the advantages of being an integrated polyester manufacturer and will continue to pursue opportunities within the integrated polyester stream. The Company is utilizing rationalized PET assets to reduce SP copolyester conversion costs and expand production with larger scale assets. In 2008, the Company completed the conversion of certain PET manufacturing assets in Columbia, South Carolina.

Through Eastman's advantaged asset position and innovation efforts around applications development, the segment has increased specialty copolyesters sales volume to twice gross domestic product ("GDP") growth over the past 5 years. New applications include decorative films for hard surfaces such as wood molding and trim, shrink films for food packaging, and innovative clear handleware containers for beverages. Additionally, increased environmental concerns related to BPA have created new opportunities for various applications for legacy copolyesters.

The LCD market is a developing growth market for the SP segment. The Company continues to invest in the development of copolyester and cellulosic-based product solutions for this high-growth market, with the objective of being a strategic raw material supplier in the LCD market.

The addition of Tritan™ copolyester to Eastman's SP product offering has created new opportunities for applications previously occupied by materials such as polycarbonate or polysulfone. For example, in a number of food contact applications, OEMs and brand owners have already required the use of Tritan™, as it offers a BPA-free alternative that is clear, tough, and offers dishwasher durability. Examples of such applications are baby bottles, sports bottles and food containers. The Company's first full scale manufacturing facility dedicated to the production of Tritan™ is scheduled to be operational in 2010.

- **Customers and Markets**

The customer base in the SP segment is broad and diverse, consisting of approximately 620 companies worldwide in a variety of industries. Approximately 80 percent of the SP segment's 2008 sales revenue was attributable to approximately 65 customers. The SP segment seeks to develop mutually beneficial relationships with its customers throughout various stages of product life cycles. By doing so, it is better able to understand its customers' needs as those customers develop new products, and more effectively bring new solutions to market.

Specialty copolyesters are sold into a wide range of markets and applications including specialty packaging (medical and electronic component trays, shrink label films, general purpose packaging, and multilayer films); in-store fixtures and displays (point of purchase displays including indoor sign and store fixtures); consumer and durable goods (appliances, housewares, toys, and sporting goods); medical goods (disposable medical devices, health care equipment and instruments, and pharmaceutical packaging); personal care and consumer packaging (food and beverage packaging and consumer packaging); photographic film, optical film, fibers/nonwovens, tapes/labels, and LCD. The new Tritan™ family of products is being sold into a range of markets including but not limited to, consumer housewares, infant care, small appliances and other consumer durables segments. Additional applications and markets are currently under development.

- **Competition**

The segment principally competes by leveraging price and product performance in specific applications. The customers' product selection is typically determined on an application-by-application basis and often by OEMs rather than by resin converters. New market opportunities are coming from substitution of plastic for other materials, and displacement of other plastic resins in existing applications. While historically the SP segment's ability to compete was very closely tied to supply-demand balances of competing plastics, the addition of Tritan™, a material based on Eastman proprietary technology, opens new market opportunities in which Eastman expects to leverage the unique combination of properties of the new family of products. In certain cases, we believe that Tritan™ offers a unique solution by bringing properties similar to polycarbonate without containing any BPA.

The SP segment believes that it maintains competitive advantages throughout the product life cycle. At product introduction, the segment's breadth of offerings combined with its research and development capabilities and customer service orientation enable it quickly to bring a wide variety of products to market. As products enter the growth phase of the life cycle, the SP segment is able to continue to leverage its product breadth by generating sales revenue from multiple sources, as well as retaining customers from long-term relationships. As products become more price sensitive, the SP segment can take advantage of Eastman's scale of operations, including conversion of rationalized PET assets, and vertical integration to maintain a superior product conversion cost position.

The industry has recently been confronted by unprecedented raw material cost volatility. While raw material cost volatility is expected to continue into the future, the segment benefits from diversification of its raw materials base by using both coal for cellulosics, as well as petrochemical-based feedstocks for copolyesters.

Eastman's primary competitors for copolyester products include SK Chemical Industries, Bayer AG, Saudi Basic Industries Corporation ("SABIC"), Dow and Evonvik Industries. Competition for cellulosic plastics is primarily from other producers of cellulose ester polymers such as Acetati SpA and Daicel.

CORPORATE INITIATIVES - INDUSTRIAL GASIFICATION

In addition to its business segments, the Company manages certain costs and initiatives at the corporate level, including certain research and development costs not allocated to any one operating segment. The most significant corporate initiative is industrial gasification, which consists of producing cost-advantaged chemicals from petroleum coke or coal instead of natural gas or petroleum. The Company was the first to operate a commercial coal gasification facility in the United States in 1983 at its headquarters in Kingsport, Tennessee and has achieved industry-leading reliability and production capacity performance since that time. The Company has developed significant operating experience and other know-how as well as proprietary intellectual property related to industrial gasification for the last quarter century. The gasification initiatives are intended to leverage the Company's operational expertise and exploit the continued high price spread between coal and petroleum coke compared to oil and natural gas, and the chemicals derived from them. The initiatives are intended to drive long-term growth in overall profitability and sales revenue for the Company.

As part of these initiatives, the Company entered into an agreement in 2007 with a co-investor to jointly develop an industrial gasification facility in Beaumont, Texas through TX Energy. In June 2008, the Company acquired the co-investor's ownership interest in TX Energy for approximately $35 million, which is primarily allocated to properties and equipment. With this acquisition, the Company became the sole owner and developer of the Beaumont, Texas facility. Front-end engineering and design is planned to be completed by mid-2009. The Company is pursuing non-recourse project financing utilizing the Department of Energy's Federal Loan Guarantee Program. In 2008, the Company completed the purchase of an idled methanol and ammonia plant in Beaumont, Texas from Terra Industries Inc. and intends to restart these facilities using raw materials supplied via pipeline from the nearby gasification facility, once the gasification facility is complete.

The Company also continues development of additional industrial gasification projects and to make progress on research and development for converting gasification-derived synthesis gas and methanol to other chemicals that are of strategic interest.

In 2008, operating losses for corporate initiatives were $52 million compared with $47 million in 2007.

EASTMAN

EASTMAN CHEMICAL COMPANY GENERAL INFORMATION

Sales, Marketing, and Distribution

The Company markets and sells products primarily through a global marketing and sales organization which has a presence in the United States and in over 35 other countries around the world. Eastman has a marketing and sales strategy targeting industries and applications where Eastman products and services provide differentiated value. Market, customer, and technical expertise are critical capabilities. Through a highly skilled and specialized sales force that is capable of providing customized business solutions for each of its five operating segments, Eastman is able to establish long-term customer relationships and strives to become the preferred supplier of specialty chemicals and plastics worldwide.

The Company's products are also marketed through indirect channels, which include distributors. Non-U.S. sales tend to be made more frequently through distributors than U.S. sales. The combination of direct and indirect sales channels, including sales online through its website, allows Eastman to reliably serve customers throughout the world.

The Company's products are shipped to customers directly from Eastman's manufacturing plants, as well as from distribution centers worldwide.

Sources and Availability of Raw Material and Energy

Eastman purchases a substantial portion, estimated to be approximately 75 percent, of its key raw materials and energy through long-term contracts, generally of three to five years in initial duration with renewal or cancellation options for each party. Most of these agreements do not require the Company to purchase materials or energy if its operations are reduced or idle. The cost of raw materials and energy is generally based on market price at the time of purchase, and Eastman uses derivative financial instruments, valued at quoted market prices, to mitigate the impact of short-term market price fluctuations. Key raw materials include propane, ethane, paraxylene, ethylene glycol, PTA, coal, cellulose, methanol, and a wide variety of precursors for specialty organic chemicals. Key purchased energy sources include natural gas, steam, coal, and electricity. The Company has multiple suppliers for most key raw materials and energy and uses quality management principles, such as the establishment of long-term relationships with suppliers and on-going performance assessment and benchmarking, as part of its supplier selection process. When appropriate, the Company purchases raw materials from a single source supplier to maximize quality and cost improvements, and has developed contingency plans designed to minimize the impact of any supply disruptions from single source suppliers.

While temporary shortages of raw materials and energy may occasionally occur, these items are generally sufficiently available to cover current and projected requirements. However, their continuous availability and cost are subject to unscheduled plant interruptions occurring during periods of high demand, or due to domestic or world market and political conditions, changes in government regulation, natural disasters, war or other outbreak of hostilities or terrorism or other political factors, or breakdown or degradation of transportation infrastructure. Eastman's operations or products have been in the past and may be in the future, at times, adversely affected by these factors. The Company's raw material and energy costs as a percent of total cost of operations were estimated to be approximately 70 percent in 2008, 2007 and 2006.

Capital Expenditures

Capital expenditures were $650 million, $518 million, and $389 million for 2008, 2007, and 2006, respectively. The increased capital spending in 2008 was primarily due to investment in strategic initiatives, particularly in the Fibers, Performance Polymers, and SP segments and spending related to the Company's corporate initiatives, primarily the industrial gasification project.

Employees

Eastman employs approximately 10,500 men and women worldwide. Approximately 4 percent of the total worldwide labor force is represented by unions, mostly outside the United States.

Customers

Eastman has an extensive customer base and, while it is not dependent on any one customer, loss of certain top customers could adversely affect the Company until such business is replaced. The top 100 customers accounted for approximately 70 percent of the Company's 2008 sales revenue.

Intellectual Property and Trademarks

While the Company's intellectual property portfolio is an important Company asset which it expands and vigorously protects globally through a combination of patents that expire at various times, trademarks, copyrights, and trade secrets, neither its business as a whole nor any particular segment is materially dependent upon any one particular patent, trademark, copyright, or trade secret. As a producer of a broad and diverse portfolio of both specialty and commodity chemicals, plastics, and fibers, Eastman owns over 750 active United States patents and more than 1,600 active foreign patents, expiring at various times over several years, and also owns over 2,500 active worldwide trademark applications and registrations. The Company's intellectual property relates to a wide variety of products and processes. Eastman continues actively to protect its intellectual property. As the laws of many countries do not protect intellectual property to the same extent as the laws of the United States, Eastman cannot ensure that it will be able to adequately protect its intellectual property assets outside the United States.

The Company pursues opportunities to license proprietary technology to third parties in areas where it has determined competitive impact to core businesses will be minimal. These arrangements typically are structured to require payments at significant project milestones such as signing, completion of design, and start-up. To date, efforts have been focused on acetyls technology in the PCI segment. The Company also is actively pursuing licensing opportunities for its IntegRex™ technology in the Performance Polymers segment.

Research and Development

For 2008, 2007, and 2006, Eastman's research and development expenses totaled $158 million, $156 million, and $155 million, respectively.

Environmental

Eastman is subject to laws, regulations, and legal requirements relating to the use, storage, handling, generation, transportation, emission, discharge, disposal, and remediation of, and exposure to, hazardous and non-hazardous substances and wastes in all of the countries in which it does business. These health, safety, and environmental considerations are a priority in the Company's planning for all existing and new products and processes. The Health, Safety, Environmental and Security Committee of Eastman's Board of Directors reviews the Company's policies and practices concerning health, safety, and the environment and its processes for complying with related laws and regulations, and monitors related matters.

The Company's policy is to operate its plants and facilities in a manner that protects the environment and the health and safety of its employees and the public. The Company intends to continue to make expenditures for environmental protection and improvements in a timely manner consistent with its policies and with the technology available. In some cases, applicable environmental regulations such as those adopted under the U.S. Clean Air Act and Resource Conservation and Recovery Act, and related actions of regulatory agencies, determine the timing and amount of environmental costs incurred by the Company.

The Company accrues environmental costs when it is probable that the Company has incurred a liability and the amount can be reasonably estimated. In some instances, the amount cannot be reasonably estimated due to insufficient information, particularly as to the nature and timing of future expenditures. In these cases, the liability is monitored until such time that sufficient data exists. With respect to a contaminated site, the amount accrued reflects the Company's assumptions about remedial requirements at the site, the nature of the remedy, the outcome of discussions with regulatory agencies and other potentially responsible parties at multi-party sites, and the number and financial viability of other potentially responsible parties. Changes in the estimates on which the accruals are based, unanticipated government enforcement action, or changes in health, safety, environmental, and chemical control regulations, and testing requirements could result in higher or lower costs.

The Company's cash expenditures related to environmental protection and improvement were estimated to be approximately $218 million, $209 million, and $214 million in 2008, 2007, and 2006, respectively. These amounts were primarily for operating costs associated with environmental protection equipment and facilities, but also included expenditures for construction and development. The Company does not expect future environmental capital expenditures arising from requirements of recently promulgated environmental laws and regulations to materially increase the Company's planned level of annual capital expenditures for environmental control facilities.

Other matters concerning health, safety, and the environment are discussed in Management's Discussion and Analysis of Financial Condition and Results of Operations in Part II Item 7 and in Notes 1, "Significant Accounting Policies", and 13, "Environmental Matters", to the Company's consolidated financial statements in Part II, Item 8 of this 2008 Annual Report on Form 10-K.

Backlog

On January 1, 2009 and 2008, Eastman's backlog of firm sales orders represented less than 10 percent of the Company's total consolidated revenue for the previous year. These orders are primarily short-term and all orders are expected to be filled in the following year. The Company manages its inventory levels to control the backlog of products depending on customers' needs. In areas where the Company is the single source of supply, or competitive forces or customers' needs dictate, the Company may carry additional inventory to meet customer requirements.

Financial Information About Geographic Areas

For sales revenue and long-lived assets by geographic areas, see Note 23, "Segment Information", to the Company's consolidated financial statements in Part II, Item 8 of this 2008 Annual Report on Form 10-K.

Available Information – SEC Filings and Corporate Governance Materials

The Company makes available free of charge, through the "Investors – SEC Filings" section of its Internet website (www.eastman.com), its annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as soon as reasonably practicable after electronically filing such material with, or furnishing it to, the Securities and Exchange Commission (the "SEC"). Once filed with the SEC, such documents may be read and/or copied at the SEC's Public Reference Room at 100 F Street N.E., Washington, D.C. 20549. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers, including Eastman Chemical Company, that electronically file with the SEC at www.sec.gov.

The Company also makes available free of charge, through the "Investors – Corporate Governance" section of its internet website (www.eastman.com), the Corporate Governance Guidelines of its Board of Directors, the charters of each of the committees of the Board, and codes of ethics and business conduct for directors, officers and employees. Such materials are also available in print upon the written request of any stockholder to Eastman Chemical Company, P.O. Box 431, Kingsport, Tennessee 37662-5280, Attention: Investor Relations.

Stockholder Information

Corporate Offices Address: See Cover Page to this Annual Report on Form 10-K
Telephone: 877-EMN-INFO (877-366-4636)
Corporate Website: www.eastman.com

Annual Meeting:
Toy F. Reid Employee Center
Kingsport, Tennessee
Thursday, May 7, 2009
11:30 a.m. (ET)

Stock Exchange Listing:
Eastman Chemical Company common stock is listed and traded on the New York Stock Exchange under the ticker symbol "EMN." Most newspaper tables list the Company's stock as "EmanChem."

Stock Transfer Agent and Registrar:
Inquiries and changes to stockholder accounts should be directed to our transfer agent:
American Stock Transfer & Trust Company
59 Maiden Lane
New York, NY 10038
In the United States: 800-937-5449
Outside the United States: (1) 212-936-5100 or (1) 718-921-8200
Website: www.amstock.com

New York Stock Exchange and Securities and Exchange Commission Certifications

In 2008, the Company submitted to the New York Stock Exchange (the "NYSE") the certification of the Chief Executive Officer that he was not aware of any violation by Eastman Chemical Company of the NYSE's corporate governance listing standards as required by Section 303A.12(a) of the New York Stock Exchange Listed Company Manual. In addition, the Company has filed with the SEC, as exhibits to this Form 10-K for the year ended December 31, 2008, the Chief Executive Officer's and the Chief Financial Officer's certifications regarding the quality of the Company's public disclosure, disclosure controls and procedures, and internal controls over financial reporting as required by Section 302 of the Sarbanes-Oxley Act of 2002 and related SEC rules.

ITEM 1A. RISK FACTORS

For identification and discussion of the most significant risks applicable to the Company and its business, see Part II – Item 7 – "Management's Discussion and Analysis of Financial Condition and Results of Operations – Forward-Looking Statements and Risk Factors" of this 2008 Annual Report on Form 10-K.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

EASTMAN

EXECUTIVE OFFICERS OF THE COMPANY

Certain information about the Company's executive officers is provided below:

J. Brian Ferguson, age 54, is Chairman of the Board and Chief Executive Officer. Mr. Ferguson joined the Company in 1977. He was named Vice President, Industry and Federal Affairs in 1994, became Managing Director, Greater China in 1996, was named President, Eastman Chemical Asia Pacific in 1998, became President, Polymers Group in 1999, became President, Chemicals Group in 2001, and was elected to his current position in 2002. Mr. Ferguson will become Executive Chairman of the Board effective May 7, 2009 when James P. Rogers succeeds him as Chief Executive Officer.

James P. Rogers, age 57, is President of Eastman Chemical Company and Chemicals & Fibers Business Group Head and is a member of the Board of Directors. Mr. Rogers was appointed Executive Vice President of the Company and President of Eastman Division effective November 2003. Mr. Rogers joined the Company in 1999 as Senior Vice President and Chief Financial Officer and in 2002, was also appointed Chief Operations Officer of Eastman Division. He was appointed to his current position in 2006. Mr. Rogers served previously as Executive Vice President and Chief Financial Officer of GAF Materials Corporation ("GAF"). He also served as Executive Vice President, Finance, of International Specialty Products, Inc., which was spun off from GAF in 1997. Mr. Rogers will become President and Chief Executive Officer of the Company effective immediately following the Annual Meeting of Stockholders on May 7, 2009.

Mark J. Costa, age 42, is Executive Vice President, Polymers Business Group and Chief Marketing Officer. Mr. Costa joined the Company in June 2006 as Senior Vice President, Corporate Strategy & Marketing and was appointed to his current position in August 2008. Prior to joining Eastman, Mr. Costa was a senior partner within Monitor Group's integrated North American and global client service networks. He joined Monitor in 1988 and his experience included corporate and business unit strategies, asset portfolio strategies, innovation and marketing, and channel strategies across a wide range of industries, including specialty and commodity chemicals, electricity, natural gas and truck/auto manufacturing.

Theresa K. Lee, age 56, is Senior Vice President, Chief Legal Officer and Corporate Secretary. Ms. Lee joined Eastman as a staff attorney in 1987, served as Assistant General Counsel for the health, safety, and environmental legal staff from 1993 to 1995, and served as Assistant General Counsel for the corporate legal staff from 1995 until her appointment as Vice President, Associate General Counsel and Secretary in 1997. She became Vice President, General Counsel, and Corporate Secretary of Eastman in 2000 and was appointed to her current position in 2002.

Ronald C. Lindsay, age 50, is Senior Vice President, Corporate Strategy and Regional Leadership. He joined Eastman in 1980 and held a number of positions in manufacturing and business organizations. In 2003, Mr. Lindsay was appointed Vice President and General Manager of the Intermediates Business Organization, in 2005 became Vice President, Performance Chemicals Business, and in 2006 was appointed Senior Vice President and Chief Technology Officer. He was appointed to his current position in August 2008.

Norris P. Sneed, age 53, is Senior Vice President and Chief Administrative Officer. Mr. Sneed joined the Company in 1979 as a chemical engineer at Eastman's South Carolina Operations. In 1989, he was assigned to Eastman's Arkansas Operations where he was superintendent for different manufacturing and new business development departments. In 1997, he served as assistant to the Chief Executive Officer. He was named managing director for Eastman's Argentina operations in 1999, Vice President of Organization Effectiveness in 2001, and was appointed Senior Vice President, Human Resources, Communications and Public Affairs in June 2003. Mr. Sneed was appointed to his current position in September 2008.

Curtis E. Espeland, age 44, is Senior Vice President and Chief Financial Officer. Mr. Espeland joined Eastman in 1996, and has served in various financial management positions of increasing responsibility, including Vice President, Finance, Polymers Business Group; Vice President, Finance, Eastman Division; Vice President and Controller: Director of Corporate Planning and Forecasting; Director of Finance, Asia Pacific; and Director of Internal Auditing. He served as the Company's Chief Accounting Officer from December 2002 to 2008. Prior to joining Eastman, Mr. Espeland was an audit and business advisory manager with Arthur Andersen LLP. Mr. Espeland was appointed to his current position in September 2008.

Greg W. Nelson, age 46, is Senior Vice President and Chief Technology Officer. Dr. Nelson joined Eastman in 1988 in the Research and Development organization, and served in various positions in technology, including Technology Manager for the Flexible Plastics business, Vice President, Polymers Technology, and Vice President Corporate Technology from 2007 until appointed to his current position in August 2008.

Scott V. King, age 40, is Vice President, Controller and Chief Accounting Officer. Since joining Eastman in 1999 as Manager, Corporate Consolidations and External Reporting, he has held various positions of increasing responsibility in the financial organization, and was appointed Vice President and Controller in August 2007. Prior to joining Eastman, Mr. King was an audit and business advisory manager with PricewaterhouseCoopers LLP. Mr. King was appointed to his current position in September 2008.

ITEM 2. PROPERTIES

PROPERTIES

At December 31, 2008, Eastman operated eleven manufacturing sites in seven countries. Utilization of these facilities may vary with product mix and economic, seasonal, and other business conditions; however, none of the principal plants are substantially idle. The Company's plants, including approved expansions, generally have sufficient capacity for existing needs and expected near-term growth. These plants are generally well maintained, in good operating condition, and suitable and adequate for their use. Unless otherwise indicated, all of the properties are owned. The locations and general character of the major manufacturing facilities are:

	Segment using manufacturing facility				
Location	**CASPI**	**PCI**	**SP**	**Performance Polymers**	**Fibers**
USA					
Jefferson, Pennsylvania	x				
Columbia, South Carolina			x	x	
Kingsport, Tennessee	x	x	x	x	x
Longview, Texas	x	x	x	x	
Franklin, Virginia(1)	x				
Europe					
Workington, England					x
Middelburg, the Netherlands	x				
Asia Pacific					
Kuantan, Malaysia (1)			x		
Jurong Island, Singapore (1)	x	x			
Zibo City, China(2)	x	x			
Latin America					
Uruapan, Mexico	x				

(1) Indicates a location that Eastman leases from a third party.
(2) Eastman holds a 51 percent share in the joint venture Qilu Eastman Specialty Chemical Ltd.

In 2008, the Company completed the purchase of an idled methanol and ammonia plant in Beaumont, Texas from Terra Industries Inc. and intends to restart these facilities using raw materials supplied via pipeline from its nearby gasification facility, once the gasification facility is complete.

In addition, Eastman has a 50 percent interest in Primester, a joint venture that manufactures cellulose acetate at Eastman's Kingsport, Tennessee plant. The production of cellulose acetate is an intermediate step in the manufacture of acetate tow and other cellulose acetate based products. The Company also has a 50 percent interest in a manufacturing facility in Nanjing, China. The Nanjing facility produces Eastotac™ hydrocarbon tackifying resins for pressure-sensitive adhesives, caulks, and sealants. Eastotac™ hydrocarbon resins are also used to produce hot melt adhesives for packaging applications in addition to glue sticks, tapes, labels, and other adhesive applications.

Eastman has distribution facilities at all of its plant sites. In addition, the Company owns or leases over 100 stand-alone distribution facilities in the United States and 17 other countries. Corporate headquarters are in Kingsport, Tennessee. The Company's regional headquarters are in Miami, Florida; Capelle aan den Ijssel, the Netherlands; Zug, Switzerland; Singapore; and Kingsport, Tennessee. Technical service is provided to the Company's customers from technical service centers in Kingsport, Tennessee; Kirkby, England; Shanghai, China and Singapore. Customer service centers are located in Kingsport, Tennessee; Capelle aan den Ijssel, the Netherlands; Miami, Florida; and Singapore.

A summary of properties, classified by type, is included in Note 4, "Properties and Accumulated Depreciation", to the Company's consolidated financial statements in Part II, Item 8 of this 2008 Annual Report on Form 10-K.

ITEM 3. LEGAL PROCEEDINGS

General

From time to time, the Company and its operations are parties to, or targets of, lawsuits, claims, investigations and proceedings, including product liability, personal injury, asbestos, patent and intellectual property, commercial, contract, environmental, antitrust, health and safety, and employment matters, which are being handled and defended in the ordinary course of business. While the Company is unable to predict the outcome of these matters, it does not believe, based upon currently available facts, that the ultimate resolution of any such pending matters will have a material adverse effect on its overall financial condition, results of operations, or cash flows. However, adverse developments could negatively impact earnings or cash flows in a particular future period.

Jefferson (Pennsylvania) Environmental Proceeding

In December 2005, Eastman Chemical Resins, Inc., a wholly-owned subsidiary of the Company (the "ECR Subsidiary"), received a Notice of Violation ("NOV") from the United States Environmental Protection Agency's Region III Office ("EPA") alleging that the ECR Subsidiary's West Elizabeth, Jefferson Borough, Allegheny County, Pennsylvania manufacturing operation violated certain federally enforceable local air quality regulations and certain provisions in a number of air quality-related permits. The NOV did not assess a civil penalty and EPA has to date not proposed any specific civil penalty amount. In October 2006, EPA referred the matter to the United States Department of Justice's Environmental Enforcement Section ("DOJ"). Company representatives met with EPA and DOJ in November 2006 and again in December 2007, and determined that it is not reasonably likely that any civil penalty assessed by the EPA and DOJ will be less than $100,000. While the Company intends to vigorously defend against these allegations, this disclosure is made pursuant to SEC Regulation S-K, Item 103, Instruction 5.C., which requires disclosure of administrative proceedings commenced under environmental laws that involve governmental authorities as parties and potential monetary sanctions in excess of $100,000. The Company believes that the ultimate resolution of this proceeding will not have a material impact on the Company's financial condition, results of operations, or cash flows.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

There were no matters submitted to a vote of the Company's stockholders during fourth quarter of 2008.

EASTMAN

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON STOCK, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

(a) Eastman Chemical Company's ("Eastman" or the "Company") common stock is traded on the New York Stock Exchange ("NYSE") under the symbol "EMN". The following table presents the high and low sales prices of the common stock on the NYSE and the cash dividends per share declared by the Company's Board of Directors for each quarterly period of 2008 and 2007.

		High	Low	Cash Dividends Declared
2008	First Quarter	$ 67.77	$ 56.31	$ 0.44
	Second Quarter	78.29	62.16	0.44
	Third Quarter	69.45	52.91	0.44
	Fourth Quarter	55.22	25.87	0.44
2007	First Quarter	$ 64.77	$ 57.54	$ 0.44
	Second Quarter	69.77	63.02	0.44
	Third Quarter	72.44	61.55	0.44
	Fourth Quarter	68.97	58.81	0.44

As of December 31, 2008, there were 72,547,177 shares of the Company's common stock issued and outstanding, which shares were held by 24,917 stockholders of record. These shares include 82,674 shares held by the Company's charitable foundation. The Company has declared a cash dividend of $0.44 per share during the first quarter of 2009, payable on April 1, 2009 to stockholders of record on March 16, 2009. Quarterly dividends on common stock, if declared by the Company's Board of Directors, are usually paid on or about the first business day of the month following the end of each quarter. The payment of dividends is a business decision made by the Board of Directors from time to time based on the Company's earnings, financial position and prospects, and such other considerations as the Board considers relevant. Accordingly, while management currently expects that the Company will continue to pay the quarterly cash dividend, its dividend practice may change at any time.

See Part III, Item 12 — "Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters—Securities Authorized for Issuance Under Equity Compensation Plans" of this 2008 Annual Report on Form 10-K for the information required by Item 201(d) of Regulation S-K.

(b) Not applicable.

(c) Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Period	Total Number of Shares Purchased (1)		Average Price Paid Per Share (2)		Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs (3)		Approximate Dollar Value (in Millions) that May Yet Be Purchased Under the Plans or Programs (3)
October 1- 31, 2008	--	$	--		0	$	117
November 1-30, 2008	--	$	--		0	$	117
December 1-31, 2008	484	$	30.28		0	$	117
Total	484	$	30.28		0	$	117

(1) Shares surrendered to the Company by employees to satisfy individual tax withholding obligations upon vesting of previously issued shares of restricted common stock. Shares are not part of any Company repurchase plan.

(2) Average price paid per share reflects the closing price of Eastman common stock on the business day the shares were surrendered by the employee stockholder to satisfy individual tax withholding obligations.

(3) In October 2007, the Board of Directors authorized $700 million for repurchase of the Company's outstanding common shares at such times, in such amounts, and on such terms, as determined to be in the best interests of the Company. As of December 31, 2008, a total of 9.4 million shares have been repurchased under this authorization for a total amount of $583 million. For additional information, see Note 15, "Stockholders' Equity", to the Company's consolidated financial statements in Part II, Item 8 of this 2008 Annual Report on Form 10-K.

ITEM 6. SELECTED FINANCIAL DATA

Summary of Operating Data	Year Ended December 31,				
(Dollars in millions, except per share amounts)	2008	2007	2006	2005	2004
Sales	$ 6,726	$ 6,830	$ 6,779	$ 6,460	$ 6,019
Operating earnings	519	504	654	740	146
Earnings from continuing operations	328	321	427	541	146
Earnings (loss) from discontinued operations	--	(10)	(18)	16	24
Gain (loss) from disposal of discontinued operations	18	(11)	--	--	--
Net earnings	$ 346	$ 300	$ 409	$ 557	$ 170
Basic earnings per share					
Earnings from continuing operations	$ 4.36	$ 3.89	$ 5.20	$ 6.70	$ 1.88
Earnings (loss) from discontinued operations	0.23	(0.26)	(0.22)	0.20	0.32
Net earnings	$ 4.59	$ 3.63	$ 4.98	$ 6.90	$ 2.20
Diluted earnings per share					
Earnings from continuing operations	$ 4.31	$ 3.84	$ 5.12	$ 6.61	$ 1.86
Earnings (loss) from discontinued operations	0.24	(0.26)	(0.21)	0.20	0.32
Net earnings	$ 4.55	$ 3.58	$ 4.91	$ 6.81	$ 2.18
Statement of Financial Position Data					
Current assets	$ 1,423	$ 2,293	$ 2,422	$ 1,924	$ 1,768
Net properties	3,198	2,846	3,069	3,162	3,192
Total assets	5,281	6,009	6,132	5,737	5,839
Current liabilities	832	1,122	1,059	1,051	1,099
Long-term borrowings	1,442	1,535	1,589	1,621	2,061
Total liabilities	3,728	3,927	4,103	4,125	4,655
Total stockholders' equity	1,553	2,082	2,029	1,612	1,184
Dividends declared per share	1.76	1.76	1.76	1.76	1.76

In June 2008, the Company acquired Green Rock Energy, L.L.C.'s ("Green Rock") 50 percent ownership interest in TX Energy, L.L.C. ("TX Energy") for approximately $35 million, which is primarily allocated to properties and equipment. In October 2007, the Company entered into an agreement with Green Rock to jointly develop an industrial gasification facility in Beaumont, Texas through TX Energy. The results of operations of TX Energy for the periods subsequent to the acquisition have been included in Eastman's consolidated financial statements. If TX Energy had been consolidated for the periods prior to the acquisition, the Company's consolidated revenue, net income and earnings per share would not have been materially different than reported. With this acquisition, the Company became the sole owner and developer of the industrial gasification facility in Beaumont, Texas.

In first quarter 2008, the Company completed the sale of its polyethylene terephthalate ("PET") polymers and purified terephthalic acid ("PTA") manufacturing facilities in Rotterdam, the Netherlands and the PET manufacturing facility in Workington, United Kingdom and related businesses. Results from, charges related to, and gains and losses from disposal of the San Roque, Spain, the Netherlands, and the United Kingdom assets and businesses are presented as discontinued operations. For more information regarding the impact of these divestitures on financial results, refer to the segment discussions of Part II, Item 7 – "Management Discussion and Analysis" and Part II, Item 8 – "Notes to the Audited Consolidated Financial Statements" – Note 2, "Discontinued Operations and Assets Held for Sale" and Note 17, "Divestitures" of this 2008 Annual Report on Form 10-K.

In second quarter 2007, the Company completed the sale of its San Roque, Spain PET manufacturing facility. During fourth quarter 2007, the Company sold its PET polymers production facilities in Cosoleacaque, Mexico and Zarate, Argentina and the related businesses and entered into definitive agreements to sell its PET polymers production facilities in Rotterdam, the Netherlands and Workington, United Kingdom and the related businesses. For more information regarding the impact of these divestitures on financial results, refer to the segment discussions of Part II, Item 7 – "Management Discussion and Analysis" and Part II, Item 8 – "Notes to the Audited Consolidated Financial Statements" – Note 2, "Discontinued Operations and Assets Held for Sale" and Note 17, "Divestitures" of this 2008 Annual Report on Form 10-K.

In fourth quarter 2006, the Company completed the sale of its Batesville, Arkansas manufacturing facility and related assets and specialty organic chemicals product lines in the Performance Chemicals and Intermediates segment and the sale of its polyethylene and Epolene™ polymer businesses and related assets located at the Longview, Texas site and the Company's ethylene pipeline. The polyethylene assets and product lines were in the Performance Polymers segment, while the Epolene™ assets and product lines were in the Coatings, Adhesives, Specialty Polymers and Inks ("CASPI") segment. For more information regarding the impact of these divestitures on financial results, refer to the segment discussions of Part II, Item 7 – "Management Discussion and Analysis" and Part II, Item 8 – "Notes to the Audited Consolidated Financial Statements" – Note 17, "Divestitures" of this 2008 Annual Report on Form 10-K.

EASTMAN

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This Management's Discussion and Analysis of Financial Condition and Results of Operations is based upon the consolidated financial statements for Eastman Chemical Company ("Eastman" or the "Company"), which have been prepared in accordance with accounting principles generally accepted ("GAAP") in the United States, and should be read in conjunction with the Company's consolidated financial statements and related notes included elsewhere in this Annual Report on Form 10-K. All references to earnings per share contained in this report are diluted earnings per share unless otherwise noted.

CRITICAL ACCOUNTING ESTIMATES

In preparing the consolidated financial statements in conformity with GAAP, the Company's management must make decisions which impact the reported amounts and the related disclosures. Such decisions include the selection of the appropriate accounting principles to be applied and assumptions on which to base estimates and judgments that affect the reported amounts of assets, liabilities, sales revenue and expenses, and related disclosure of contingent assets and liabilities. On an ongoing basis, the Company evaluates its estimates, including those related to impairment of long-lived assets, environmental costs, U.S. pension and other post-employment benefits, litigation and contingent liabilities, and income taxes. The Company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. The Company's management believes the critical accounting estimates described below are the most important to the fair presentation of the Company's financial condition and results. These estimates require management's most significant judgments in the preparation of the Company's consolidated financial statements.

Allowances for Doubtful Accounts

The Company maintains allowances for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. The Company believes, based on historical results, the likelihood of actual write-offs having a material impact on financial results or earnings per share is low. However, if one of the Company's key customers were to file for bankruptcy, or otherwise be unable to make its required payments, or there was a significant continued slow-down in the economy, the Company could be forced to increase its allowances. This could result in a material charge to earnings. The Company's allowances were $7 million and $5 million at December 31, 2008 and 2007, respectively.

Impairment of Long-Lived Assets

The Company evaluates the carrying value of long-lived assets, including definite-lived intangible assets, when events or changes in circumstances indicate that the carrying value may not be recoverable. Such events and circumstances include, but are not limited to, significant decreases in the market value of the asset, adverse change in the extent or manner in which the asset is being used, significant changes in business conditions, or current or projected cash flow losses associated with the use of the assets. The carrying value of a long-lived asset is considered impaired when the total projected undiscounted cash flows from such asset is separately identifiable and is less than its carrying value. In that event, a loss is recognized based on the amount by which the carrying value exceeds the fair value of the long-lived asset. For long-lived assets to be held and used, fair value of fixed (tangible) assets and definite-lived intangible assets is determined primarily using either the projected cash flows discounted at a rate commensurate with the risk involved or an appraisal. For long-lived assets to be disposed of by sale or other than by sale, fair value is determined in a similar manner, except that fair values are reduced for disposal costs.

The provisions of Statement of Financial Accounting Standards ("SFAS") No. 142 "Goodwill and Other Intangible Assets," require that goodwill and indefinite-lived intangible assets be tested at least annually for impairment and require reporting units to be identified for the purpose of assessing potential future impairments of goodwill. The carrying value of goodwill and indefinite-lived intangibles is considered impaired when their fair value, as established by appraisal or based on undiscounted future cash flows of certain related products, is less than their carrying value. The Company conducts its annual testing of goodwill and indefinite-lived intangible assets for impairment in the third quarter of each year, unless events warrant more frequent testing. Goodwill and indefinite-lived intangibles primarily consist of goodwill in the Chemicals, Adhesives, Specialty Polymers and Inks ("CASPI") segment, which has maintained earnings through the second half of 2008. As such, recent events did not warrant retesting.

As the Company's assumptions related to long-lived assets are subject to change, additional write-downs may be required in the future. If estimates of fair value less costs to sell are revised, the carrying amount of the related asset is adjusted, resulting in a charge to earnings. The Company recognized no fixed (tangible) asset impairment costs and no definite-lived intangible asset impairment costs in results from continuing operations during 2008. The Company recognized fixed (tangible) asset impairment costs of $120 million and definite-lived intangible asset impairment costs of $2 million in results from continuing operations during 2007.

Environmental Costs

The Company accrues environmental remediation costs when it is probable that the Company has incurred a liability at a contaminated site and the amount can be reasonably estimated. When a single amount cannot be reasonably estimated but the cost can be estimated within a range, the Company accrues the minimum amount. This undiscounted accrued amount reflects the Company's assumptions about remediation requirements at the contaminated site, the nature of the remedy, the outcome of discussions with regulatory agencies and other potentially responsible parties at multi-party sites, and the number and financial viability of other potentially responsible parties. Changes in the estimates on which the accruals are based, unanticipated government enforcement action, or changes in health, safety, environmental, and chemical control regulations and testing requirements could result in higher or lower costs. Estimated future environmental expenditures for remediation costs range from the minimum or best estimate of $11 million to the maximum of $21 million at December 31, 2008.

In accordance with SFAS No. 143, "Accounting for Asset Retirement Obligations," ("SFAS No. 143") the Company also establishes reserves for closure/postclosure costs associated with the environmental and other assets it maintains. Environmental assets, as defined in SFAS No. 143, include but are not limited to waste management units, such as landfills, water treatment facilities, and ash ponds. When these types of assets are constructed or installed, a reserve is established for the future costs anticipated to be associated with the retirement or closure of the asset based on an expected life of the environmental assets and the applicable regulatory closure requirements. These future expenses are charged against earnings over the estimated useful life of the assets. Currently, the Company estimates the useful life of each individual asset is up to 50 years. If the Company changes its estimate of the asset retirement obligation costs or its estimate of the useful lives of these assets, expenses to be charged against earnings could increase or decrease.

In accordance with Interpretation No. 47, "Accounting for Conditional Asset Retirement Obligations" ("FIN 47"), the Company also monitors conditional obligations and will record reserves associated with them when and to the extent that more detailed information becomes available concerning applicable retirement costs.

The Company's reserve was $41 million at December 31, 2008 and $42 million at December 31, 2007, representing the minimum or best estimate for remediation costs and the best estimate of the amount accrued to date over the regulated assets' estimated useful lives for asset retirement obligation costs.

Pension and Other Post-employment Benefits

The Company maintains defined benefit pension plans that provide eligible employees with retirement benefits. Additionally, Eastman provides life insurance and health care benefits for eligible retirees and health care benefits for retirees' eligible survivors. The costs and obligations related to these benefits reflect the Company's assumptions related to general economic conditions (particularly interest rates) and expected return on plan assets. For the U.S., at December 31, 2008, the Company assumed a discount rate of 6.08 percent on its defined benefit pension plan, 6.09 percent on its other post-employment benefit plan and an expected return on assets of 9 percent. The cost of providing plan benefits also depends on demographic assumptions including retirements, mortality, turnover, and plan participation.

The Company expects its 2009 pension expense to be similar to 2008. The December 31, 2008 projected benefit obligation and 2009 expense are affected by year-end 2008 assumptions. The sensitivities below are specific to the time periods noted. They also may not be additive, so the impact of changing multiple factors simultaneously cannot be calculated by combining the individual sensitivities shown. The following table illustrates the sensitivity to changes in the Company's long-term assumptions in the expected return on assets and assumed discount rate for the U.S. pension plan and other postretirement welfare plans:

Change in Assumption	Impact on 2009 Pre-tax U.S. Benefits Expense	Impact on December 31, 2008 Projected Benefit Obligation for U.S. Pension Plan	Impact on December 31, 2008 Benefit Obligation for Other U.S. Postretirement Plans
25 basis point decrease in discount rate	+$5 Million	+$39 Million	+$22 Million
25 basis point increase in discount rate	-$5 Million	-$37 Million	-$21 Million
25 basis point decrease in expected return on assets	+$3 Million	No Impact	N/A
25 basis point increase in expected return on assets	-$3 Million	No Impact	N/A

The expected return on assets and assumed discount rate used to calculate the Company's pension and other post-employment benefit obligations are established each December 31. The expected return on assets is based upon the long-term expected returns in the markets in which the pension trust invests its funds, primarily the domestic, international, and private equity markets. Historically, the Company has achieved an actual return which was equal to or greater than the expected return on assets. However, due to the global recession in 2008, the actual returns for 2008 were below expected returns. The assumed discount rate is based upon a portfolio of high-grade corporate bonds, which are used to develop a yield curve. This yield curve is applied to the expected durations of the pension and post-employment benefit obligations. As future benefits under the U.S. benefit plan have been fixed at a certain contribution amount, changes in the health care trend assumptions do not have a material impact on the results of operations.

The Company uses the market related valuation method to determine the value of plan assets, which recognizes the change of the fair value of the plan assets over five years. If actual experience differs from these long-term assumptions, the difference is recorded as an unrecognized actuarial gain (loss) and then amortized into earnings over a period of time based on the average future service period, which may cause the expense related to providing these benefits to increase or decrease. The charges applied to earnings in 2008, 2007, and 2006 due to the amortization of these unrecognized actuarial losses, largely due to actual experience versus assumptions of discount rates, were $37 million, $47 million, and $54 million, respectively.

The Company does not anticipate that a change in pension and other post-employment obligations caused by a change in the assumed discount rate during 2009 will impact the cash contributions to be made to the pension plans during 2009. However, an after-tax charge or credit will be recorded directly to accumulated other comprehensive income (loss), a component of stockholders' equity, as of December 31, 2009 for the impact on the pension's projected benefit obligation of the change in interest rates, if any. While the amount of the change in these obligations does not correspond directly to cash funding requirements, it is an indication of the amount the Company will be required to contribute to the plans in future years. The amount and timing of such cash contributions is dependent upon interest rates, actual returns on plan assets, retirement, attrition rates of employees, and other factors. For further information regarding pension and other post-employment obligations, see Note 11, "Retirement Plans", to the Company's consolidated financial statements in Part II, Item 8 of this 2008 Annual Report on Form 10-K.

Litigation and Contingent Liabilities

From time to time, the Company and its operations are parties to or targets of lawsuits, claims, investigations and proceedings, including product liability, personal injury, asbestos, patent and intellectual property, commercial, contract, environmental, antitrust, health and safety, and employment matters, which are handled and defended in the ordinary course of business. The Company accrues a liability for such matters when it is probable that a liability has been incurred and the amount can be reasonably estimated. When a single amount cannot be reasonably estimated but the cost can be estimated within a range, the Company accrues the minimum amount. The Company expenses legal costs, including those expected to be incurred in connection with a loss contingency, as incurred. Based upon facts and information currently available, the Company believes the amounts reserved are adequate for such pending matters; however, results of operations could be affected by monetary damages, costs or expenses, and charges against earnings in particular periods.

Income Taxes

The Company records deferred tax assets and liabilities based on temporary differences between the financial reporting and tax bases of assets and liabilities, applying enacted tax rates expected to be in effect for the year in which the differences are expected to reverse. The ability to realize the deferred tax assets is evaluated through the forecasting of taxable income using historical and projected future operating results, the reversal of existing temporary differences, and the availability of tax planning strategies. Valuation allowances are recorded to reduce deferred tax assets when it is more likely than not that a tax benefit will not be realized. In the event that the actual outcome of future tax consequences differs from our estimates and assumptions, the resulting change to the provision for income taxes could have a material adverse impact on the consolidated results of operations and statement of financial position. As of December 31, 2008, a valuation allowance of $131 million has been provided against the deferred tax assets.

In accordance with FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes – An Interpretation of FASB No. 109", the Company recognizes income tax positions that meet the more likely than not threshold and accrues interest related to unrecognized income tax positions which is recorded as a component of the income tax provision.

Prior to 2007, the Company determined tax contingencies in accordance with SFAS No. 5, "Accounting for Contingencies." The Company recorded estimated tax liabilities to the extent the contingencies were probable and could be reasonably estimated.

EASTMAN

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

STRATEGIC ACTIONS AND RELATED PRESENTATION OF NON-GAAP FINANCIAL MEASURES

During 2007 and 2008, the Company took strategic actions in its Performance Polymers segment to address its underperforming polyethylene terephthalate ("PET") manufacturing facilities outside the United States. In second quarter 2007, the Company completed the sale of its PET manufacturing facility in Spain and in first quarter 2008, the Company completed the sale of its PET polymers and purified terephthalic acid ("PTA") manufacturing facilities in the Netherlands and the PET manufacturing facility in the United Kingdom and related businesses. Results from, charges related to, and gains and losses from disposal of the Spain, the Netherlands, and the United Kingdom assets and businesses are presented as discontinued operations. In fourth quarter 2007, the Company completed the sale of its Mexico and Argentina manufacturing facilities. As part of this divestiture, the Company entered into transition supply agreements for polymer intermediates. In order to provide a better understanding of the impact on Performance Polymers segment results of the divested Latin American PET assets, this Management's Discussion and Analysis includes certain financial measures with and without sales and operating results in Latin America from PET manufacturing facilities and related businesses in Mexico and Argentina and with and without contract polymer intermediates sales.

In fourth quarter 2006, the Company sold its polyethylene ("PE") and Epolene™ polymer businesses and related assets of the Performance Polymers and CASPI segments. As part of the PE divestiture, the Company entered into a transition supply agreement for contract ethylene sales, from which sales revenue and operating earnings are included in the Performance Chemicals and Intermediates ("PCI") segment results in 2008 and 2007.

Also in fourth quarter 2006, the Company made strategic decisions relating to the scheduled shutdown of cracking units in Longview, Texas and a planned shutdown of higher cost PET assets in Columbia, South Carolina. Accelerated depreciation costs resulting from these decisions were $9 million and $49 million in 2008 and 2007, respectively. For more information on accelerated depreciation costs, see "Gross Profit" in the "Results of Operations" section of this Management's Discussion and Analysis.

In 2008, the Company sold certain mineral rights at an operating manufacturing site, recognizing $16 million of other operating income.

This Management's Discussion and Analysis includes the following non-GAAP financial measures and accompanying reconciliations to the most directly comparable GAAP financial measures. The non-GAAP financial measures used by the Company may not be comparable to similarly titled measures used by other companies and should not be considered in isolation or as a substitute for measures of performance or liquidity prepared in accordance with GAAP.

- Company sales and segment sales and results from continuing operations excluding sales revenue and results from continuing operations from sales in Latin America of PET products manufactured at the divested Mexico and Argentina PET manufacturing sites;
- Company and segment sales excluding contract ethylene sales under a transition agreement related to the divestiture of the PE product lines;
- Company and segment sales excluding contract polymer intermediates sales under a transition supply agreement related to the divestiture of the PET manufacturing facilities and related businesses in Mexico and Argentina;
- Company and segment gross profit, operating earnings and earnings from continuing operations excluding accelerated depreciation costs, asset impairments and restructuring charges, and other operating income; and
- Company earnings from continuing operations excluding net deferred tax benefits related to the previous divestiture of businesses.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Eastman's management believes that contract ethylene sales under the transition agreement related to the divestiture of the PE product lines, the contract polymer intermediates sales under the transition supply agreement related to the divestiture of the PET manufacturing facilities and related businesses in Mexico and Argentina, and the other operating income from the sale of mineral rights do not reflect the continuing and expected future business of the PCI and Performance Polymers segments or of the Company. In addition, for evaluation and analysis of ongoing business results and of the impact on the Company and segments of strategic decisions and actions to reduce costs and to improve the profitability of the Company, management believes that Company and segment earnings from continuing operations should be considered both with and without accelerated depreciation costs, asset impairments and restructuring charges, and deferred tax benefits related to the previous divestiture of businesses, and that Company and segment sales and results from continuing operations should be considered both with and without sales revenue and results from continuing operations from sales in Latin America of PET products manufactured at the divested Mexico and Argentina manufacturing facilities. Management believes that investors can better evaluate and analyze historical and future business trends if they also consider the reported Company and segment results, respectively, without the identified items. Management utilizes Company and segment results including and excluding the identified items in the measures it uses to evaluate business performance and in determining certain performance-based compensation. These measures, excluding the identified items, are not recognized in accordance with GAAP and should not be viewed as alternatives to the GAAP measures of performance.

2008 OVERVIEW

The Company generated sales revenue of $6.7 billion for 2008 compared to $6.8 billion for 2007. Excluding the results of contract ethylene sales, contract polymer intermediates sales, and sales from divested PET facilities in Mexico and Argentina, sales revenue increased by 3 percent. The sales revenue increase was due to increased selling prices in response to higher raw material and energy costs more than offsetting lower sales volume. Although the Company had some volume decline through the first nine months 2008 compared to first nine months 2007, in addition to normal seasonality, Eastman's sales volumes had an unprecedented drop in fourth quarter 2008 due to the global recession.

Operating earnings were $519 million in 2008 compared to $504 million in 2007. Excluding accelerated depreciation costs, asset impairments and restructuring charges and other operating income, operating earnings were $558 million in 2008 compared with $665 million in 2007. The Company had strong results, despite Eastman, and the chemical industry as a whole, facing unprecedented declines in demand, particularly in fourth quarter 2008, extremely volatile raw material and energy costs and an uncertain global economy. The lower full year operating earnings were driven by the year over year decline in fourth quarter results, primarily due to the sharp deterioration in demand. This decline in demand caused lower sales volume and historically low capacity utilization which resulted in higher unit costs. These challenges resulted in lower than anticipated operating margins for the majority of the segments and the Company as a whole.

Primarily as a result of strategic actions related to the Performance Polymers and PCI segments, as well as a corporate severance program, operating earnings in 2008 were negatively impacted by $46 million in asset impairments and restructuring charges and $9 million of accelerated depreciation costs, and were positively impacted by $16 million in other operating income. Operating earnings in 2007 were negatively impacted by $112 million in asset impairments and restructuring charges and $49 million of accelerated depreciation costs. Asset impairments and restructuring charges for 2007 were primarily related to the divestiture of the Company's Mexico and Argentina PET manufacturing sites.

Earnings from continuing operations increased by $7 million for 2008 as compared to 2007. Excluding accelerated depreciation costs and asset impairments and restructuring charges, net, earnings from continuing operations were $342 million and $423 million, respectively. Earnings from continuing operations for 2008 compared to 2007 benefited from a lower effective tax rate.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The Company generated $653 million in cash from operating activities during 2008 compared to $732 million generated by operating activities in 2007. The difference was primarily due to a more challenging economic environment resulting in lower net earnings excluding accelerated depreciation and asset impairments and restructuring charges. In 2007, the Company contributed $100 million to its U.S. defined benefit pension plan and did not make any contributions in 2008. In 2008, the Company received proceeds from sales of assets and investments of $337 million, repurchased shares totaling $501 million, and repaid $175 million of borrowings.

The Company believes that cash balances, cash flows from operations, and external sources of liquidity will be available and sufficient to meet foreseeable cash flow requirements. As of December 31, 2008, the Company had $387 million of cash and cash equivalents and an undrawn $700 million committed revolving credit facility (the "Credit Facility"). The Credit Facility is substantially available through 2013, is supported by a diverse group of banks, and can be drawn for general corporate purposes. The Company is currently in compliance with all covenants under the Credit Facility. In addition, there are no material debt maturities until 2012. The Company believes the combination of cash from operations, manageable leverage, and committed external sources of liquidity provides a solid financial foundation that positions it well in the current volatile economic and financial environments.

In addition to the completion of the sale of its PET polymers and PTA manufacturing facilities in the Netherlands and the PET manufacturing facility in the United Kingdom in first quarter 2008, actions to improve the performance of its Performance Polymers segment including the transformation at the South Carolina facility. In the Fibers segment, the Company completed the acetate tow capacity expansion in the United Kingdom and announced a cellulose acetate tow alliance in Korea. Eastman continued to progress on its strategic growth initiatives including the industrial gasification project in the U.S. Gulf Coast and.

In June 2008, as part of the progression on the gasification project in Beaumont, Texas, the Company acquired entire ownership interest in TX Energy, L.L.C. ("TX Energy") for approximately $35 million, which is primarily allocated to properties and equipment. Front-end engineering and design for the project is planned to be completed by mid-2009. The Company is pursuing non-recourse project financing utilizing the Department of Energy's Federal Loan Guarantee Program and its completed application was submitted in November 2008. In 2008, the Company completed the purchase of an idled methanol and ammonia plant in Beaumont, Texas from Terra Industries Inc. and intends to restart these facilities using raw materials supplied via pipeline from the nearby gasification facility, once the gasification facility is complete.

In December 2008, the Company announced an alliance with SK Chemicals Company Ltd. ("SK") to form a company to acquire and operate a cellulose acetate tow manufacturing facility and related business, with the facility to be constructed by SK in Korea. Eastman will have majority ownership and will operate the facility. Construction began in first quarter 2009 and is expected to be completed during second quarter 2010. Annual capacity at the site is expected to be approximately 27,000 metric tons and Eastman's total worldwide capacity for acetate tow is expected to exceed 200,000 metric tons, an increase of 15 percent. The impact on global capacity is estimated to be an increase of approximately two percent.

EASTMAN

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS

The Company's results of operations as presented in the Company's consolidated financial statements in Part II, Item 8 of this 2008 Annual Report on Form 10-K are summarized and analyzed below.

SUMMARY OF CONSOLIDATED RESULTS - 2008 COMPARED WITH 2007

(Dollars in millions)	2008	2007	Change	Volume Effect	Price Effect	Product Mix Effect	Exchange Rate Effect
Sales	$ 6,726	$ 6,830	(1) %	(11) %	9 %	-- %	1 %
Sales - sales from Mexico and Argentina PET manufacturing facilities [1]	--	413					
Sales – contract polymer intermediates sales [2]	138	15					
Sales - contract ethylene sales [3]	314	314					
Sales – excluding listed items	$ 6,274	$ 6,088	3 %	(7) %	9 %	-- %	1 %

[1] Sales revenue for 2007 includes sales revenue from PET manufacturing facilities and related businesses in Cosoleacaque, Mexico and Zarate, Argentina divested in fourth quarter 2007.
[2] Included in 2008 sales revenue are contract polymer intermediates sales under the transition supply agreement related to the divestiture of the PET manufacturing facilities and related businesses in Mexico and Argentina in fourth quarter 2007.
[3] Included in 2008 and 2007 sales revenue are contract ethylene sales under the transition supply agreement related to the divestiture of the PE businesses.

Sales revenue for 2008 compared to 2007 decreased $104 million. Excluding contract ethylene sales, contract polymer intermediates sales, and sales from Mexico and Argentina PET manufacturing facilities, sales revenue increased 3 percent primarily due to higher selling prices in all segments in response to higher raw material and energy costs more than offsetting lower sales volume, particularly in the Performance Polymers, PCI, and CASPI segments. Although the Company experienced some volume decline through the first nine months 2008 compared to first nine months 2007, the global recession, experienced particularly in fourth quarter 2008, resulted in an unprecedented decrease in sales volume across all segments and all regions in fourth quarter 2008 compared to fourth quarter 2007.

(Dollars in millions)		2008		2007	Change
Gross Profit	$	1,126	$	1,192	(6) %
As a percentage of sales		17 %		17 %	
Accelerated depreciation included in cost of goods sold		9		49	
Gross Profit excluding accelerated depreciation costs		1,135		1,241	(9) %
As a percentage of sales		17 %		18 %	

Gross profit for 2008 decreased compared with 2007 in the PCI, Specialty Plastics ("SP") and CASPI segments partially offset by increases in the Performance Polymers and Fibers segments, as higher raw material and energy costs more than offset higher selling prices. Gross profit included accelerated depreciation costs of $9 million and $49 million in 2008 and 2007, respectively, resulting from the previously reported shutdowns of the cracking units in Longview, Texas and of higher cost PET polymer assets in Columbia, South Carolina. The Company's 2008 raw material and energy costs increased by approximately $600 million compared with 2007.

An unprecedented decline in demand caused lower sales volume and historically low capacity utilization resulting in higher unit costs in fourth quarter 2008. The historically low capacity utilization rates in the fourth quarter negatively affected the average capacity utilization rate for the full year 2008.

(Dollars in millions)		2008		2007	Change
Selling, General and Administrative Expenses ("SG&A")	$	419	$	420	-- %
Research and Development Expenses ("R&D")		158		156	1 %
	$	577	$	576	-- %
As a percentage of sales		9 %		8 %	

Asset Impairments and Restructuring Charges, Net

Asset impairments and restructuring charges totaled $46 million and $112 million in 2008 and 2007, respectively. Asset impairments and restructuring charges in 2008 were primarily for restructuring at the South Carolina facility in the Performance Polymers segment, severance and pension costs from the decision to close a previously impaired site in the United Kingdom in the PCI segment, and severance costs resulting from a corporate severance program. Asset impairments and restructuring charges in 2007 were primarily costs associated with the PET manufacturing facilities in Mexico and Argentina sold in fourth quarter 2007. For more information regarding asset impairments and restructuring charges, primarily related to recent strategic decisions and actions, see the Performance Polymers and PCI segments discussion and Note 18, "Asset Impairments and Restructuring Charges, Net", to the Company's consolidated financial statements in Part II, Item 8 of this 2008 Annual Report on Form 10-K.

Other Operating Income, Net

Other operating income, net for 2008 reflects proceeds of $16 million from the sale of certain mineral rights at an operating manufacturing site.

Operating Earnings

(Dollars in millions)		2008		2007	Change
Operating earnings	$	519	$	504	3 %
Accelerated depreciation included in cost of goods sold		9		49	
Asset impairments and restructuring charges, net		46		112	
Other operating income, net		(16)		--	
Operating earnings excluding accelerated depreciation costs, asset impairment and restructuring charges, net, and other operating income, net	$	558	$	665	(16) %

Interest Expense, Net

(Dollars in millions)		2008		2007	Change
Gross interest costs	$	106	$	113	
Less: capitalized interest		12		10	
Interest expense		94		103	(9) %
Interest income		24		41	
Interest expense, net	$	70	$	62	13 %

Gross interest costs for 2008 compared to 2007 were lower due to lower average interest rates and lower average borrowings. Interest income in 2008 compared to 2007 was lower due to lower average invested cash balances and lower average interest rates.

For 2009, the Company expects net interest expense to increase compared with 2008 primarily due to lower interest income, driven by lower average invested cash balances and lower average interest rates.

Other Charges (Income), Net

(Dollars in millions)		2008		2007
Foreign exchange transactions losses (gains)	$	17	$	(11)
Equity and business venture investments losses (gains)		6		(12)
Other, net		(3)		(5)
Other charges (income), net	$	20	$	(28)

Included in other charges (income), net are gains or losses on foreign exchange transactions, results from equity investments, gains on the sale of business venture investments, write-downs to fair value of certain technology business venture investments due to other than temporary declines in value, other non-operating income or charges related to Holston Defense Corporation ("HDC"), gains from the sale of non-operating assets, royalty income, certain litigation costs, fees on securitized receivables, other non-operating income, and other miscellaneous items.

Equity and business venture investments (gains) losses include gains of $4 million in both 2008 and 2007 resulting from a favorable decision of the U.S. Department of the Army to reimburse post-employment benefits being provided to retirees of HDC, a wholly owned subsidiary. This gain reflected a portion of the unrecognized gain resulting from the reimbursement decision that will be amortized into earnings over future periods. For additional information, see Note 11, "Retirement Plans", to the Company's consolidated financial statements in Part II, Item 8 of this 2008 Annual Report on Form 10-K.

Provision for Income Taxes

(Dollars in millions)	2008	2007	Change
Provision for income taxes	$ 101	$ 149	(32) %
Effective tax rate	24 %	32 %	

The 2008 effective tax rate reflects the Company's tax rate on reported earnings from continuing operations before income tax, excluding discrete items, of 27 percent. The 2008 effective tax rate was impacted by a $16 million benefit resulting from a gasification investment tax credit of $11 million and a research and development credit of $5 million, a $14 million benefit from state income tax credits (net of federal tax effect), and a $6 million benefit from the settlement of a non-U.S. income tax audit.

The 2007 effective tax rate reflects the Company's tax rate on reported earnings from continuing operations before income tax, excluding discrete items, of 33 percent.

The Company expects its effective tax rate in 2009 will be between 30 and 33 percent, including investment tax credits and research and development tax credits.

Earnings from Continuing Operations

(Dollars in millions)	2008	2007
Earnings from continuing operations	$ 328	$ 321
Accelerated depreciation included in cost of goods sold, net of tax	6	31
Asset impairments and restructuring charges, net of tax	32	71
Other operating income, net	(10)	--
Net deferred tax benefits related to the previous divestiture of businesses	(14)	--
Earnings from continuing operations excluding accelerated depreciation costs, net of tax, asset impairments and restructuring charges, net of tax, other operating income, net, and net deferred tax benefits related to the previous divesture of businesses	$ 342	$ 423

Net Earnings

(Dollars in millions)	2008	2007
Earnings from continuing operations	$ 328	$ 321
Loss from discontinued operations, net of tax	--	(10)
Gain (loss) on disposal of discontinued operations, net of tax	18	(11)
Net earnings	$ 346	$ 300

The gain on disposal of discontinued operations, net of tax of $18 million in 2008 is from the sale of the Company's PET polymers and PTA production facilities in the Netherlands and its PET production facility in the United Kingdom and related businesses for approximately $329 million in first quarter 2008. The loss on disposal of discontinued operations, net of tax of $11 million in 2007 is from the sale of the Company's PET polymers manufacturing facility in Spain for approximately $42 million. During 2007, the Company also recognized site closure costs of $4 million, net of tax, for the San Roque PET site. For additional information, see Note 2, "Discontinued Operations and Assets Held for Sale", to the Company's consolidated financial statements in Part II, Item 8 of this 2008 Annual Report on Form 10-K.

SUMMARY BY OPERATING SEGMENT

The Company's products and operations are managed and reported in five reportable operating segments, consisting of the CASPI segment, the Fibers segment, the PCI segment, the Performance Polymers segment, and the SP segment. For additional information concerning the Company's operating businesses and products, refer to Note 23, "Segment Information", to the consolidated financial statements in Part II, Item 8 of this 2008 Annual Report on Form 10-K.

Sales revenue and expenses not identifiable to an operating segment are not included in segment operating results for either of the periods presented and are shown in Note 23, "Segment Information", as "other" sales revenue and operating losses.

CASPI Segment

(Dollars in millions)	2008	2007	Change $	Change %
Sales	$ 1,524	$ 1,451	$ 73	5 %
Volume effect			(148)	(10) %
Price effect			167	12 %
Product mix effect			34	2 %
Exchange rate effect			20	1 %
Operating earnings	202	235	(33)	(14) %
Asset impairments and restructuring gains	--	(1)	(1)	
Other operating income	(5)	--	(5)	
Operating earnings excluding asset impairments and restructuring gains and other operating income	197	234	(37)	(16) %

Sales revenue for 2008 increased $73 million compared to 2007 due to higher selling prices partially offset by lower sales volume. The higher selling prices were in response to higher raw material and energy costs, particularly for propane, propylene, and adhesives raw materials. Sales volume declined due primarily to the recession in North America and the divestiture of certain adhesives product lines, partially offset by slightly higher sales volume in Asia Pacific.

Excluding asset impairments and restructuring gains and other operating income, operating earnings for 2008 decreased $37 million compared to 2007 due primarily to lower sales volume and lower capacity utilization, particularly in fourth quarter, causing higher unit costs. Other operating income for 2008 reflects the segment's allocated portion of proceeds from the sale of certain mineral rights at an operating manufacturing site.

Operating margins, typically in the range of 15 percent to 20 percent, were slightly below the anticipated range in 2008 due primarily to the impact of the recession in North America, particularly in the automotive and construction industries.

Fibers Segment

(Dollars in millions)	2008	2007	Change $	Change %
Sales	$ 1,045	$ 999	$ 46	5 %
Volume effect			(11)	(1) %
Price effect			59	6 %
Product mix effect			(3)	-- %
Exchange rate effect			1	-- %
Operating earnings	238	238	--	-- %

Sales revenue for 2008 increased $46 million compared to 2007 due to higher selling prices. The higher selling prices were in response to higher raw material and energy costs, particularly for wood pulp and coal. An increase in acetate tow sales volume was offset by a decrease in acetyl chemical and acetate yarn sales volume.

Operating earnings for 2008 were flat compared to 2007, as an increase in acetate tow sales volume was offset by a decrease in acetyl chemical and acetate yarn sales volume.

The capacity expansion of the Company's acetate tow plant in Workington, England was completed in 2008, expanding Eastman's world-wide capacity by five percent, better enabling Eastman to serve existing customers in Western Europe and the growing demand in Eastern Europe.

In December 2008, the Company announced an alliance with SK to form a company to acquire and operate a cellulose acetate tow manufacturing facility and related business, with the facility to be constructed by SK in Korea. Eastman will have majority ownership and will operate the facility. Construction began in first quarter 2009 and should be completed during the second quarter 2010.

Despite current economic conditions, the Fibers segment had operating margins in its typical 20 percent to 25 percent range in 2008.

PCI Segment

(Dollars in millions)	2008	2007	Change $	Change %
Sales	$ 2,160	$ 2,095	$ 65	3 %
Volume effect			(219)	(10) %
Price effect			289	14 %
Product mix effect			(15)	(1) %
Exchange rate effect			10	-- %
Sales – contract ethylene sales	314	314	--	
Sales – excluding listed items	1,846	1,781	65	4 %
Volume effect			(135)	(8) %
Price effect			225	13 %
Product mix effect			(35)	(2) %
Exchange rate effect			10	1 %
Operating earnings	153	220	(67)	(31) %
Accelerated depreciation costs included in cost of goods sold	5	19	(14)	
Asset impairments and restructuring charges (gains)	22	(1)	23	
Other operating income	(9)	--	(9)	
Operating earnings excluding accelerated depreciation costs, asset impairments and restructuring charges (gains), and other operating income	171	238	(67)	(28) %

Sales revenue for 2008 increased $65 million compared to 2007. Excluding contract ethylene sales under the transition agreement resulting from the divestiture of the Performance Polymers segment's PE business in fourth quarter 2006, sales revenue increased due to higher selling prices in response to higher raw material and energy costs, partially offset by lower sales volumes, particularly in fourth quarter 2008. Lower sales volumes were primarily in olefin-based derivative products, particularly for Asia, and bulk olefins product lines related to the previously reported shutdown of a cracking unit in fourth quarter 2007. Contract ethylene sales revenues remained unchanged as higher selling prices offset lower sales volume resulting from the shutdown of one of the Company's cracking units.

Excluding accelerated depreciation costs, asset impairments and restructuring charges (gains) and other income, operating earnings in 2008 decreased $67 million compared to 2007. The decline was primarily in the Asia Pacific region due to lower sales volume, particularly for olefin-based derivative product lines, and higher raw material and energy costs partially offset by higher selling prices. Sales revenue and operating earnings for 2007 included $22 million of earnings from the licensing of acetyl technology. In addition, 2007 operating earnings were impacted by favorable market conditions. In 2007, contract ethylene sales had minimal impact on operating earnings. The accelerated depreciation costs were related to the continuation of the previously reported planned staged phase-out of older cracking units at the Company's Longview, Texas facility. Asset impairments and restructuring charges for 2008 consisted primarily of severance and pension costs from the decision to close a previously impaired site in the United Kingdom. Asset impairments and restructuring gains for 2007 were primarily related to severance costs related to a voluntary reduction in force in 2006. Other operating income for 2008 reflects the segment's allocated portion of proceeds from the sale of certain mineral rights at an operating manufacturing site.

Despite current economic conditions, the PCI segment had operating margins in its typical 5 percent to 10 percent range.

Performance Polymers Segment

(Dollars in millions)	2008	2007	Change $	Change %
Sales	$ 1,074	$ 1,413	$ (339)	(24) %
Volume effect			(369)	(26) %
Price effect			51	4 %
Product mix effect			(23)	(2) %
Exchange rate effect			2	-- %
Sales from Mexico and Argentina PET manufacturing facilities [1]	--	413	(413)	
Sales – contract polymer intermediates sales [2]	138	15	123	
Sales – U.S. PET manufacturing facilities	936	985	(49)	(5) %
Volume effect			(115)	(12) %
Price effect			47	5 %
Product mix effect			17	2 %
Exchange rate effect			2	-- %
Operating loss [3]	(57)	(207)	150	73 %
Operating loss - from sales from Mexico and Argentina PET manufacturing facilities [1][3]	(3)	(127)	124	98 %
Operating loss - U.S. PET manufacturing facilities [3]	(54)	(80)	26	33 %

(1) Sales revenue and operating results for 2007 includes sales revenue from PET manufacturing facilities and related businesses in Cosoleacaque, Mexico and Zarate, Argentina divested in fourth quarter 2007.

(2) Sales revenue for 2008 includes contract polymer intermediates sales under the transition supply agreement related to the divestiture of the PET manufacturing facilities and related businesses in Mexico and Argentina in fourth quarter 2007.

(3) Includes allocated costs consistent with the Company's historical practices, some of which may remain and could be reallocated to the remainder of the segment and other segments.

Performance Polymers Segment

(Dollars in millions)	2008	2007	Change $	Change %
Operating loss excluding certain items [1][2]	$ (29)	$ (65)	$ 36	55 %
Operating loss excluding certain items - from sales from Mexico and Argentina PET manufacturing facilities [1][3][4]	--	(12)	12	100 %
Operating loss excluding certain items - U.S. PET manufacturing facilities [1][5]	(29)	(53)	24	45 %

(1) Includes allocated costs consistent with the Company's historical practices, some of which may remain and could be reallocated to the remainder of the segment and other segments.

(2) Items are accelerated depreciation costs and asset impairments and restructuring charges, net. In 2008, asset impairments and restructuring charges of $24 million related to restructuring at the South Carolina facility using IntegRex™ technology, the divested PET manufacturing facilities in Mexico and Argentina, and charges related to a corporate severance program, partially offset by a resolution of a contingency from the sale of the Company's PE and Epolene™ polymer businesses divested in fourth quarter 2006. Accelerated depreciation costs of $4 million resulted from restructuring actions associated with higher cost PET polymer assets in Columbia, South Carolina. In 2007, asset impairments and restructuring charges of $113 million primarily related to the Mexico and Argentina PET manufacturing facilities sale. Accelerated depreciation costs of $29 million resulted from restructuring actions associated with higher cost PET polymer assets in Columbia, South Carolina.

(3) Operating results for 2007 includes sales revenue from PET manufacturing facilities and related businesses in Cosoleacaque, Mexico and Zarate, Argentina divested in fourth quarter 2007.

(4) Items are asset impairments and restructuring charges (gains) relating to the Mexico and Argentina PET manufacturing facilities, and were $3 million and $115 million in 2008 and 2007, respectively.

(5) Items are accelerated depreciation costs and asset impairments and restructuring charges (gains) related to the U.S. PET manufacturing facilities. Asset impairments and restructuring charges (gains) were $21 million and $(2) million in 2008 and 2007, respectively. Accelerated depreciation costs were $4 million and $29 million in 2008 and 2007, respectively.

Sales revenue for 2008 decreased $339 million compared to 2007 due to the divestiture of PET manufacturing facilities and related businesses in Cosoleacaque, Mexico and Zarate, Argentina.

For U.S. PET manufacturing facilities, excluding contract polymer intermediates sales to the buyer of the divested Mexico and Argentina facilities and sales from the divested PET facilities in Mexico and Argentina, sales revenue for 2008 decreased $49 million compared to 2007 due to lower sales volume resulting from the shutdown of higher cost PET assets in the first half of 2008, weaker demand for bottled carbonated soft drinks, and lighter-weight water bottles.

Excluding accelerated depreciation costs, asset impairments and restructuring charges and other operating expense, operating results for 2008 for U.S. PET manufacturing facilities improved $24 million compared to 2007 due primarily to actions at the Company's South Carolina PET facility, including the PET facility based on IntegRex™ technology and higher selling prices, partially offset by higher raw material and energy costs and higher unit costs due to lower capacity utilization particularly in fourth quarter.

Manufacturing ParaStar™ PET resins, the 350,000 metric ton PET manufacturing facility utilizing IntegRex™ technology in Columbia, South Carolina was fully operational in first quarter of 2007. A previously disclosed reduction of $30 million in annual costs at this facility was completed in second quarter 2008. The debottleneck of the PET facility based on IntegRex™ technology was successfully completed in fourth quarter 2008, expanding annual capacity of the plant to 525,000 metric tons of ParaStar™ PET resins.

SP Segment

(Dollars in millions)	2008	2007	Change $	Change %
Sales	$ 923	$ 872	$ 51	6 %
Volume effect			(9)	(1) %
Price effect			28	3 %
Product mix effect			16	2 %
Exchange rate effect			16	2 %
Operating earnings	35	65	(30)	(46) %
Accelerated depreciation included in cost of goods sold	--	1	(1)	
Asset impairments and restructuring charges	--	1	(1)	
Other operating income	(2)	--	(2)	
Operating earnings excluding accelerated depreciation costs, asset impairments and restructuring charges, net, and other operating income	33	67	(34)	(51) %

Sales revenue for 2008 increased $51 million compared to 2007 due to higher selling prices, a favorable exchange rate and a favorable shift in product mix. Selling prices increased in response to higher raw material and energy costs, particularly for paraxylene and ethylene glycol. While sales volume in full year 2008 decreased only slightly, increases through nine months 2008 compared to nine months 2007 were more than offset by a sharp decline in sales volume in fourth quarter 2008 attributed to the global recession particularly impacting end-use demand for consumer and durable goods (appliances and electronics), in-store fixtures and displays, and specialty packaging.

Excluding accelerated depreciation costs, asset impairments and restructuring charges and other operating income, operating earnings for 2008 decreased $34 million compared to 2007 due to higher raw material and energy costs and lower capacity utilization resulting in higher unit costs, particularly in fourth quarter 2008. The 2008 operating results included $2 million in other operating income related to the segment's allocated portion of proceeds from the sale of certain mineral rights at an operating manufacturing site. The 2007 operating results included $1 million in asset impairment and restructuring costs primarily for the Spain cyclohexane dimethanol ("CHDM") facility and $1 million of accelerated depreciation costs for restructuring actions associated with higher cost PET polymer assets in Columbia, South Carolina.

The SP segment is progressing with the introduction of its new copolyester, Eastman Tritan™ copolyester, including a new 30,000 metric ton Tritan™ manufacturing facility expected to be online in 2010.

EASTMAN

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

SUMMARY BY CUSTOMER LOCATION – 2008 COMPARED WITH 2007

Sales Revenue

(Dollars in millions)	2008	2007	Change	Volume Effect	Price Effect	Product Mix Effect	Exchange Rate Effect
United States and Canada	$ 4,065	$ 4,043	1 %	(12) %	12 %	1 %	-- %
Asia Pacific	1,185	1,103	8 %	1 %	6 %	-- %	1 %
Europe, Middle East, and Africa	977	932	5 %	(2) %	1 %	2 %	4 %
Latin America	499	752	(34) %	(33) %	4 %	(5) %	-- %
	$ 6,726	$ 6,830	(1) %	(11) %	9 %	-- %	1 %

Sales revenue in the United States and Canada increased slightly primarily due to higher selling prices in all segments and a favorable shift in product mix, particularly in the CASPI segment, partially offset by lower sales volumes in all segments.

Sales revenue in Asia Pacific increased primarily due to higher selling prices in all segments in response to higher raw material and energy costs. Sales volume increased in the CASPI, Fibers and SP segments, partially offset by lower sales volume primarily in the PCI segment.

Sales revenue in Europe, the Middle East and Africa increased primarily due to the effect of the foreign currency exchange rates, particularly in the CASPI, SP and Fibers segments.

Sales revenue in Latin America decreased primarily due to lower sales volume, particularly in the Performance Polymers segment. Excluding divested PET manufacturing facilities and related businesses in Cosoleacaque, Mexico and Zarate, Argentina and contract polymer intermediates sales to those facilities, sales revenue increased 12 percent primarily due to higher selling prices in all segments as a result of higher raw material and energy costs and higher sales volume, particularly in the PCI segment. During fourth quarter 2007, the Company sold its PET polymers production facilities in Mexico and Argentina and the related businesses, which is expected to result in significantly lower sales revenue in Latin America in future periods. However, subject to certain product-specific agreements associated with the sale of the manufacturing facilities in Mexico and Argentina, the Company sold a limited set of PET products manufactured in the U.S. in certain Latin American markets through 2008.

With a substantial portion of sales to customers outside the United States, Eastman is subject to the risks associated with operating in international markets. To mitigate its exchange rate risks, the Company frequently seeks to negotiate payment terms in U.S. dollars or euros. In addition, where it deems such actions advisable, the Company engages in foreign currency hedging transactions and requires letters of credit and prepayment for shipments where its assessment of individual customer and country risks indicates their use is appropriate. For more information on these practices see Note 10, "Fair Value of Financial Instruments", to the Company's consolidated financial statements in Part II, Item 8 of this 2008 Annual Report on Form 10-K and Part II, Item 7A--"Quantitative and Qualitative Disclosures About Market Risk."

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

SUMMARY OF CONSOLIDATED RESULTS - 2007 COMPARED WITH 2006

(Dollars in millions)	2007	2006	Change	Volume Effect	Price Effect	Product Mix Effect	Exchange Rate Effect
Sales	$ 6,830	$ 6,779	1 %	(3) %	3 %	-- %	1 %
Sales - contract ethylene sales [1]	314	27					
Sales – 2006 divested product lines [2]	--	811					
Sales - sales from Mexico and Argentina PET manufacturing facilities [3]	413	440					
Sales – excluding listed items	$ 6,103	$ 5,501	11 %	5 %	4 %	1 %	1 %

[1] Included in 2007 and 2006 sales revenue are contract ethylene sales under the transition supply agreement related to the divestiture of the PE businesses.

[2] Included in 2006 sales revenue are sales revenue from sales of products of the divested product lines of the Company's Batesville, Arkansas manufacturing facility and related assets in the PCI segment and of the divested PE and Epolene™ polymer businesses and related assets of the Performance Polymers and CASPI segments.

[3] Included in 2007 and 2006 sales revenue are sales revenue from PET manufacturing facilities and related businesses in Cosoleacaque, Mexico and Zarate, Argentina divested in fourth quarter 2007. These sales are not considered discontinued operations due to continuing involvement in the Latin America region and raw material sales to the divested facilities.

Sales revenue for 2007 compared to 2006 increased $51 million. Excluding contract ethylene sales, sales from 2006 divested product lines, and sales from Mexico and Argentina PET manufacturing facilities, sales revenue increased 11 percent primarily due to higher sales volume, particularly in the Performance Polymers and PCI segments, and higher selling prices in all segments except the Performance Polymers segment in response to higher raw material and energy costs.

(Dollars in millions)	2007	2006	Change
Gross Profit	$ 1,192	$ 1,265	(6) %
As a percentage of sales	17 %	19 %	
Accelerated depreciation included in cost of goods sold	49	10	
Gross Profit excluding accelerated depreciation costs	1,241	1,275	(3) %
As a percentage of sales	18 %	19 %	

Gross profit and gross profit as a percentage of sales for 2007 decreased compared with 2006 primarily due to higher raw material and energy costs more than offsetting higher selling prices. Gross profit and gross profit as a percentage of sales were also impacted by accelerated depreciation costs resulting from the scheduled shutdown of cracking units in Longview, Texas and of higher cost PET polymer assets in Columbia, South Carolina. In 2007, raw material and energy costs increased by approximately $250 million over the prior year, compared to increases in selling prices of approximately $200 million.

(Dollars in millions)	2007	2006	Change
Selling, General and Administrative Expenses ("SG&A")	$ 420	$ 423	(1) %
Research and Development Expenses ("R&D")	156	155	-- %
	$ 576	$ 578	-- %
As a percentage of sales	8 %	9 %	

SG&A expenses in 2007 decreased compared to 2006 primarily as a result of the manufacturing sites, businesses, and product lines divested in 2007 and 2006 partially offset by increased spending on growth initiatives. For additional information refer to Note 17, "Divestitures", to the Company's consolidated financial statements in Part II, Item 8 of this 2008 Annual Report on Form 10-K.

R&D expenses for 2007 were flat compared to 2006 as decreased expenses in Performance Polymers resulting from the fourth quarter 2006 completion of the Company's new PET manufacturing facility utilizing IntegRex™ technology in Columbia, South Carolina were offset by increased spending on the industrial gasification initiatives and on growth projects in the SP segment.

Asset Impairments and Restructuring Charges, Net

Asset impairments and restructuring charges totaled $112 million and $101 million in 2007 and 2006, respectively. Asset impairments and restructuring charges in 2007 were primarily costs associated with the PET manufacturing facilities in Mexico and Argentina sold in fourth quarter 2007. Asset impairments and restructuring charges in 2006 were primarily severance charges for work force reductions and impairments resulting from the shutdown of an R&D pilot plant and the shutdown of the CHDM manufacturing assets in San Roque, Spain. For more information regarding asset impairments and restructuring charges, primarily related to recent strategic decisions and actions, see the Performance Polymers segment discussion and Note 18, "Asset Impairments and Restructuring Charges, Net", to the Company's consolidated financial statements in Part II, Item 8 of this 2008 Annual Report on Form 10-K.

Other Operating Income, Net

Other operating income, net for 2006 reflects a gain of $75 million on the sale of the Company's PE and Epolene™ polymer businesses, related assets, and the Company's ethylene pipeline and a charge of approximately $7 million related to the sale of the Company's Batesville, Arkansas manufacturing facility and its related assets and product lines. For more information concerning divestitures, see Note 17, "Divestitures", to the Company's consolidated financial statements in Part II, Item 8 of this 2008 Annual Report on Form 10-K.

Operating Earnings

(Dollars in millions)	2007	2006	Change
Operating earnings	$ 504	$ 654	(23) %
Accelerated depreciation included in cost of goods sold	49	10	
Asset impairments and restructuring charges, net	112	101	
Other operating income, net	--	(68)	
Operating earnings excluding accelerated depreciation costs, asset impairment and restructuring charges, net, and other operating income, net	$ 665	$ 697	(5) %

Interest Expense, Net

(Dollars in millions)	2007	2006	Change
Gross interest costs	$ 113	$ 109	
Less: capitalized interest	10	7	
Interest expense	103	102	1 %
Interest income	41	25	
Interest expense, net	$ 62	$ 77	(19) %

Gross interest costs for 2007 compared to 2006 were higher due to higher average interest rates. Higher capitalized interest is due to higher levels of capital expenditures. Higher interest income for 2007 compared to 2006 reflected higher invested cash balances, as well as higher average interest rates, resulting in lower net interest expense.

Other (Income) Charges, Net

(Dollars in millions)	2007	2006
Foreign exchange transactions (gains) losses	$ (11)	$ (2)
Equity and business venture investments (gains) losses	(12)	(12)
Other, net	(5)	(3)
Other (income) charges, net	$ (28)	$ (17)

Included in other (income) charges, net are gains or losses on foreign exchange transactions, results from equity investments, gains on the sale of business venture investments, write-downs to fair value of certain technology business venture investments due to other than temporary declines in value, other non-operating income or charges related to HDC, gains from the sale of non-operating assets, royalty income, certain litigation costs, fees on securitized receivables, other non-operating income, and other miscellaneous items.

Equity and business venture investments (gains) losses for 2007 and 2006 included gains of $4 million and $12 million, respectively, resulting from a favorable decision of the U.S. Department of the Army to reimburse post-employment benefits being provided to retirees of HDC, a wholly owned subsidiary. This gain reflected a portion of the unrecognized gain resulting from the reimbursement decision that will be amortized into earnings over future periods. For additional information, see Note 11, "Retirement Plans", to the Company's consolidated financial statements in Part II, Item 8 of this 2008 Annual Report on Form 10-K.

Provision for Income Taxes

(Dollars in millions)	2007	2006	Change
Provision for income taxes	$ 149	$ 167	(11) %
Effective tax rate	32 %	28 %	

The 2007 effective tax rate reflects the Company's tax rate on reported earnings from continuing operations before income tax, excluding discrete items, of 33 percent.

The 2006 effective tax rate reflects the Company's tax rate on reported earnings from continuing operations before income tax, excluding discrete items, of 31 percent. The effective tax rate was impacted by $25 million of deferred tax benefit resulting from the reversal of capital loss carryforward valuation reserves and $11 million of deferred tax benefit resulting from the reversal of foreign net operating loss valuation reserves.

Earnings from Continuing Operations

(Dollars in millions)	2007	2006
Earnings from continuing operations	$ 321	$ 427
Accelerated depreciation included in cost of goods sold, net of tax	31	6
Asset impairments and restructuring charges, net of tax	71	69
Other operating income, net	--	(68)
Earnings from continuing operations excluding accelerated depreciation costs, asset impairments and restructuring charges, net of tax, and other operating income, net	$ 423	$ 434

Net Earnings

(Dollars in millions)	2007	2006
Earnings from continuing operations	$ 321	$ 427
Loss from discontinued operations, net of tax	(10)	(18)
Loss on disposal of discontinued operations, net of tax	(11)	--
Net earnings	$ 300	$ 409

The loss on disposal of discontinued operations, net of tax of $11million is from the sale of the Company's San Roque, Spain PET manufacturing facility in the Performance Polymer segment. Net proceeds from the sale of the San Roque site were approximately $42 million. During 2007, the Company also recognized site closure costs of $4 million, net of tax, for the San Roque PET site. For additional information on discontinued operations, see to Note 2, "Discontinued Operations and Assets Held for Sale", to the Company's consolidated financial statements in Part II, Item 8 of this 2008 Annual Report on Form 10-K.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

SUMMARY BY OPERATING SEGMENT

The Company's products and operations are managed and reported in five reportable operating segments, consisting of the CASPI segment, the Fibers segment, the PCI segment, the Performance Polymers segment, and the SP segment. For additional information concerning the Company's operating businesses and products, refer to Note 23, "Segment Information", to the consolidated financial statements in Part II, Item 8 of this 2008 Annual Report on Form 10-K.

Sales revenue and expenses not identifiable to an operating segment are not included in segment operating results for either of the periods presented and are shown in Note 23, "Segment Information", as "other" sales revenue and operating losses.

CASPI Segment

(Dollars in millions)	2007	2006	Change $	Change %
Sales	$ 1,451	$ 1,421	$ 30	2 %
Volume effect			(68)	(5) %
Price effect			48	3 %
Product mix effect			26	2 %
Exchange rate effect			24	2 %
Operating earnings	235	229	6	3 %
Asset impairments and restructuring charges, net	(1)	13	(14)	
Operating earnings excluding asset impairments and restructuring charges, net	234	242	(8)	(3) %

Sales revenue for 2007 increased $30 million compared to 2006 as higher selling prices, a favorable shift in product mix, and favorable foreign currency exchange rates were partially offset by lower sales volume. Selling prices increased in response to higher raw material and energy costs. The lower sales volume was primarily attributed to the divestiture of the Company's Epolene™ product lines in fourth quarter 2006 and slightly lower sales volume for coatings product lines in North America.

Operating earnings for 2007 increased $6 million compared to 2006. Excluding asset impairments and restructuring charges, operating earnings decreased $8 million in 2007 compared to 2006. The decrease in operating earnings is primarily due to lower sales volumes, primarily in the coatings product lines, partially offset by higher selling prices, a favorable shift in product mix, and favorable foreign currency exchange rates. Asset impairments and restructuring charges in 2006 were related to previously closed manufacturing facilities and severance costs related to a voluntary reduction in force.

Fibers Segment

(Dollars in millions)	2007	2006	Change $	Change %
Sales	$ 999	$ 910	$ 89	10 %
Volume effect			25	3 %
Price effect			51	6 %
Product mix effect			9	1 %
Exchange rate effect			4	-- %
Operating earnings	238	226	12	5 %
Asset impairments and restructuring charges, net	--	2	(2)	
Operating earnings excluding asset impairments and restructuring charges, net	238	228	10	4 %

Sales revenue for 2007 increased $89 million compared to 2006 primarily due to higher selling prices and higher sales volume. Selling prices increased primarily due to efforts to offset higher raw material and energy costs, particularly for wood pulp. The increased sales volume was attributed to continued industry market growth in acetate tow product lines and competitor outages.

Operating earnings for 2007 increased $12 million compared to 2006 due to higher selling prices and higher sales volume. Asset impairments and restructuring charges of $2 million in 2006 primarily related to severance costs of a voluntary reduction in force.

PCI Segment

(Dollars in millions)	2007	2006	Change $	Change %
Sales	$ 2,095	$ 1,659	$ 436	26 %
Volume effect			401	24 %
Price effect			74	4 %
Product mix effect			(49)	(3) %
Exchange rate effect			10	1 %
Sales – contract ethylene sales [1]	314	27	287	
Sales – divested product lines [2]	--	111	(111)	
Sales – excluding listed items	1,781	1,521	260	17 %
Volume effect			131	9 %
Price effect			98	6 %
Product mix effect			22	1 %
Exchange rate effect			9	1 %
Operating earnings	220	132	88	67 %
Operating earnings (loss) – divested product lines [2][3]	--	(15)	15	100 %
Operating earnings – excluding divested product lines [3]	220	147	73	50 %
Operating earnings excluding certain items [4]	238	161	77	48 %
Operating earnings excluding certain items [4] – divested product lines [2][3]	--	3	(3)	(100)%
Operating earnings excluding certain items [4] – excluding divested product lines [3]	238	158	80	51 %

[1] Sales revenue for 2007 and 2006 included contract ethylene sales under the transition supply agreement related to the divestiture of the PE businesses.

[2] Sales revenue and operating results for 2006 included sales revenue from sales of products of the divested product lines of the Company's Batesville, Arkansas manufacturing facility and related assets and specialty organic chemicals product lines.

[3] Includes allocated costs consistent with the Company's historical practices, some of which may remain and could be reallocated to the remainder of the segment and other segments.

[4] Items are accelerated depreciation costs, asset impairments and restructuring charges (gains) and other operating charges. Accelerated depreciation costs and asset impairments and restructuring gains for 2007 were $19 million and $1 million, respectively. Accelerated depreciation costs, asset impairments and restructuring charges, and other operating charges for 2006 were $2 million, $20 million, and $7 million, respectively. The accelerated depreciation costs are related to the continuation of the planned staged phase-out of older cracking units at the Company's Longview, Texas facility. Asset impairments and restructuring charges were primarily related to the divestiture of the PCI segment's Batesville, Arkansas manufacturing facility and related assets and specialty organic chemicals product lines completed in fourth quarter 2006 and to severance costs related to a voluntary reduction in force in 2006. The other operating charges resulted from the Batesville, Arkansas divestiture.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Sales revenue for 2007 increased $436 million compared to 2006 primarily due to contract ethylene sales under the transition agreement resulting from the divestiture of the Performance Polymers segment's PE business in the fourth quarter 2006. Excluding the contract ethylene sales and sales revenue from divested product lines, sales revenue for 2007 increased due to higher sales volume and increased selling prices, which were attributed to favorable market conditions, primarily for olefin-based derivative products and acetyl chemicals in Asia Pacific and the United States, and competitor outages.

Operating earnings increased $88 million in 2007 compared to 2006. Excluding accelerated depreciation costs, asset impairment and restructuring charges (gains), and other operating charges, operating earnings increased $77 million. The increase is due to higher sales volume, higher selling prices, and earnings from the licensing of acetyl technology, with contract ethylene sales having minimal impact on operating earnings for 2007 compared to 2006. Selling prices increased in response to higher raw material and energy costs. The accelerated depreciation costs are related to the continuation of the planned staged phase-out of older cracking units at the Company's Longview, Texas facility.

The Company evaluates licensing opportunities for acetic acid and oxo derivatives on a selective basis, and has licensed technology for two projects to produce acetyl products -- one to Saudi International Petrochemical Company ("SipChem") in Saudi Arabia in 2005, and a second to Chang Chung Petrochemical Company in Taiwan in 2007.

In the fourth quarter 2006 the Company completed its divestiture of the PCI segment's Batesville, Arkansas manufacturing facility and related assets and specialty organic chemicals product lines. Sales revenue and operating loss attributed to the divested product lines were $111 million and $15 million, respectively for 2006.

Performance Polymers Segment

As a result of the Company's strategic actions in the Performance Polymers segment, the financial discussion below is of results from continuing operations in all periods presented. For additional information, see Note 2, "Discontinued Operations and Assets Held for Sale", to the Company's consolidated financial statements in Part II, Item 8 of this 2008 Annual Report on Form 10-K.

(Dollars in millions)	2007	2006	Change $	Change %
Sales	$ 1,413	$ 1,971	$ (558)	(28) %
Volume effect			(557)	(28) %
Price effect			(5)	-- %
Product mix effect			4	-- %
Exchange rate effect			--	-- %
Sales – divested PE product lines [1]	--	635	(635)	(100)%
Sales from Mexico and Argentina PET manufacturing facilities [2]	413	440	(27)	(6)%
Sales – U.S. PET manufacturing facilities	1,000	896	104	12 %
Volume effect			115	13 %
Price effect			(15)	(1) %
Product mix effect			4	-- %
Exchange rate effect			--	-- %
Operating earnings (loss) [3]	(207)	68	(275)	>(100) %
Operating earnings - divested PE product lines [1][4]	--	136	(136)	(100) %
Operating loss - from sales from Mexico and Argentina PET manufacturing facilities [2][4]	(127)	(12)	(115)	>(100) %
Operating loss - U.S. PET manufacturing facilities [3][4]	(80)	(56)	(24)	(43) %

(1) PE product lines of the PE businesses and related assets located at the Longview, Texas site which were sold in fourth quarter 2006.

(2) Sales revenue and operating results for 2007 and 2006 include sales revenue from PET manufacturing facilities and related businesses in Cosoleacaque, Mexico and Zarate, Argentina divested in fourth quarter 2007. These sales are not presented as discontinued operations due to the Performance Polymers segment's continuing involvement in the Latin American region and raw material sales to the divested facilities.

(3) Includes allocated costs not included in discontinued operations, some of which may remain and could be reallocated to the remainder of the segment and other segments.

(4) Includes allocated costs consistent with the Company's historical practices, some of which may remain and could be reallocated to the remainder of the segment and other segments.

Performance Polymers Segment

(Dollars in millions)	2007	2006	Change $	Change %
Operating earnings (loss) excluding certain items [1][2]	$ (65)	$ 46	$ (111)	>(100) %
Operating earnings excluding certain items [3] - divested PE product line [4]	--	61	(61)	>(100) %
Operating loss excluding certain items [5] - from sales from Mexico and Argentina PET manufacturing facilities [6]	(12)	(12)	--	-- %
Operating loss excluding certain items [7] - U.S. PET manufacturing facilities [1]	(53)	(3)	(50)	>(100) %

(1) Includes allocated costs not included in discontinued operations, some of which may remain and could be reallocated to the remainder of the segment and other segments.

(2) Items are accelerated depreciation costs, asset impairments and restructuring charges, net and other operating income. In 2007, asset impairments and restructuring charges of $113 million primarily related to the Mexico and Argentina PET manufacturing facilities sale. Accelerated depreciation costs of $29 million resulted from restructuring actions associated with higher cost PET polymer assets in Columbia, South Carolina. In 2006, asset impairments and restructuring charges of $46 million were primarily related to the shutdown of a research and development Kingsport, Tennessee pilot plant, discontinued production of CHDM modified polymers in San Roque, Spain and severance costs from a reduction in force in the U.S. and Spain. CHDM, an internal intermediate product primarily used in copolyester and PET production, was discontinued in San Roque, Spain to gain operational efficiencies at other facilities. Accelerated depreciation of $7 million in 2006 related to the restructuring decisions and actions for higher cost PET polymer intermediates assets in Columbia. Other operating income was $75 million in 2006 from the divestiture of the PE businesses and assets.

(3) Items are other operating income from the sale of the PE businesses and related assets located at the Longview, Texas site which were sold in fourth quarter 2006, and which were $75 million in 2006.

(4) PE product lines of the PE businesses and related assets located at the Longview, Texas site which were sold in fourth quarter 2006. Includes allocated costs consistent with the Company's historical practices, some of which may remain and could be reallocated to the remainder of the segment and other segments.

(5) Items are asset impairments and restructuring charges (gains) relating to the Mexico and Argentina PET manufacturing facilities, and were $115 million in 2007.

(6) Sales revenue and operating results for 2007 and 2006 include sales revenue from PET manufacturing facilities and related businesses in Mexico and Argentina divested in fourth quarter 2007. These sales are not presented as discontinued operations due to the Performance Polymers segment's continuing involvement in the Latin American region and raw material sales to the divested facilities. Includes allocated costs consistent with the Company's historical practices, some of which may remain and could be reallocated to the remainder of the segment and other segments.

(7) Items are accelerated depreciation costs and asset impairments and restructuring charges (gains) related to the U.S. PET manufacturing facilities. Asset impairments and restructuring charges (gains) were $(2) million and $46 million in 2007 and 2006, respectively. Accelerated depreciation costs were $29 million and $7 million in 2007 and 2006, respectively.

Sales revenue decreased $558 million in 2007 compared to 2006 primarily due to the divested PE product lines. For U.S. PET manufacturing facilities, sales revenue increased $104 million primarily due to the increased North America sales volumes attributed to increased capacity from the Company's ParaStar™ PET facility based on IntegRex™ technology.

Excluding operating losses from sales from Mexico and Argentina PET manufacturing facilities of $127 million and $12 million for 2007 and 2006, respectively, and operating earnings from the divested PE product lines of $136 million in 2006, operating results decreased $24 million for 2007 compared to 2006. Excluding asset impairments and restructuring charges and accelerated depreciation costs, operating results from U.S. manufacturing facilities decreased $50 million due to costs associated with the new PET facility based on IntegRex™ technology becoming fully operational and the timing of the commercial launch of ParaStar™ PET produced in the IntegRex™ technology facility as well as higher and continued volatile raw material and energy costs resulting in compressed gross margins, particularly in North America.

Production began in November 2006 at the Company's new PET manufacturing facility utilizing IntegRex™ technology in Columbia, South Carolina. Manufacturing ParaStar™ next generation PET resins, the 350,000 metric tons facility was fully operational in first quarter of 2007.

During fourth quarter 2007, the Company completed the sale of Eastman's PET polymers production facilities in Mexico and Argentina and the related businesses. Sales revenue attributed to PET product manufactured at the Mexico and Argentina PET sites for 2007 and 2006 was $413 million and $440 million, respectively.

SP Segment

(Dollars in millions)	2007	2006	Change $	Change %
Sales	$ 872	$ 818	$ 54	6 %
Volume effect			10	1 %
Price effect			23	3 %
Product mix effect			10	1 %
Exchange rate effect			11	1 %
Operating earnings	65	46	19	41 %
Accelerated depreciation included in cost of goods sold	1	1	--	
Asset impairments and restructuring charges, net	1	16	(15)	
Operating earnings excluding accelerated depreciation costs and asset impairments and restructuring charges, net	67	63	4	6 %

Sales revenue for 2007 increased $54 million compared to 2006 primarily due to higher selling prices, favorable foreign currency exchange rates, higher sales volume, and a favorable shift in product mix. Selling prices increased to offset higher raw material, energy, and transportation costs. The increased sales volume was primarily attributed to continued market development efforts, particularly in copolyester and cellulose esters product lines, which more than offset a decline in demand for polyester products used in photographic and optical films.

Operating earnings increased $19 million. Excluding asset impairments and restructuring charges and accelerated depreciation costs, operating earnings for 2007 increased compared to 2006 as higher selling prices and favorable foreign currency exchange rates more than offset increased raw material and energy costs and increased expenditures related to growth initiatives. The 2007 operating earnings included $1 million in asset impairments and restructuring charges primarily for the Spain CHDM facility and $1 million of accelerated depreciation costs from restructuring actions for higher cost PET polymer assets in Columbia, South Carolina. The 2006 operating results included $16 million in asset impairments and restructuring charges related to the discontinued production of CHDM and $1 million of accelerated depreciation costs from restructuring actions for higher cost PET polymer assets in Columbia, South Carolina.

SUMMARY BY CUSTOMER LOCATION – 2007 COMPARED WITH 2006

Sales Revenue

(Dollars in millions)	2007	2006	Change	Volume Effect	Price Effect	Product Mix Effect	Exchange Rate Effect
United States and Canada	$ 4,043	$ 4,221	(4) %	(4) %	2 %	(2) %	-- %
Asia Pacific	1,103	941	17 %	3 %	8 %	6 %	-- %
Europe, Middle East, and Africa	932	816	14 %	3 %	3 %	2 %	6 %
Latin America	752	801	(6) %	(8) %	2 %	-- %	-- %
	$ 6,830	$ 6,779	1 %	(3) %	3 %	-- %	1 %

Sales revenue in the United States and Canada decreased primarily due to lower volumes particularly in the CASPI and Performance Polymers segments due to the divestitures in those segments, partially offset by higher volumes in the PCI segment due to the contract ethylene sales.

Sales revenue in Asia Pacific increased primarily due to higher selling prices and a favorable shift in product mix, primarily in the PCI segment. Product mix was positively impacted by $20 million from technology licensing in the PCI segment.

Sales revenue in Europe, the Middle East and Africa increased due to the effect of the foreign currency exchange rates, particularly in the CASPI and SP segments, higher selling prices, particularly in the Fibers and SP segments, and higher volumes, particularly in the SP and Fibers segments. The higher selling prices were primarily in response to increases in raw material and energy costs.

Sales revenue in Latin America decreased primarily due to lower sales volume, particularly in the Performance Polymers segment. Excluding divested product lines and manufacturing facilities, sales revenue was flat. During the fourth quarter 2007, the Company sold its PET polymers production facilities in Mexico and Argentina and the related businesses, which will result in significantly lower sales revenue in Latin America in future periods. However, subject to certain product-specific agreements associated with the sale of the manufacturing facilities in Mexico and Argentina, the Company continued to sell a limited set of PET products manufactured in the U.S. in certain Latin American markets.

LIQUIDITY, CAPITAL RESOURCES, AND OTHER FINANCIAL INFORMATION

Cash Flows

(Dollars in millions)	2008	2007	2006
Net cash provided by (used in):			
Operating activities	$ 653	$ 732	$ 609
Investing activities	(376)	(335)	(94)
Financing activities	(779)	(448)	(101)
Effect of exchange rate changes on cash and cash equivalents	1	--	1
Net change in cash and cash equivalents	$ (501)	$ (51)	$ 415
Cash and cash equivalents at end of period	$ 387	$ 888	$ 939

Cash provided by operating activities decreased $79 million in 2008 compared with 2007 primarily due to a more challenging economic environment resulting in lower net earnings excluding accelerated depreciation and asset impairments and restructuring charges. During 2008, the Company increased working capital by $45 million primarily due to reductions in accounts payable and an increase in inventory partially offset by a reduction in accounts receivable. Cash provided by operating activities increased $123 million in 2007 compared with 2006 due primarily to changes in working capital. During 2007, the Company reduced working capital by $86 million, primarily due to reductions in inventory. The Company contributed $100 million and $75 million to its U.S. defined benefit pension plan in 2007 and 2006, respectively. There was no contribution to its U.S. defined benefit pension plan in 2008.

Cash used in investing activities totaled $376 million, $335 million, and $94 million in 2008, 2007, and 2006, respectively. In 2008, the Company received approximately $337 million net cash proceeds primarily from the sale of the Company's PET polymers and PTA manufacturing facilities in the Netherlands and the PET manufacturing facility in the United Kingdom. In 2007, the Company received approximately $42 million in proceeds from the sale of its San Roque, Spain manufacturing facility and related assets and $160 million in proceeds from the sale of its Mexico and Argentina manufacturing facilities and related assets. In 2006, the Company received $74 million in proceeds from the sale of its Batesville, Arkansas manufacturing facility and related assets and the specialty organic chemicals product lines and $235 million in proceeds from the sale of PE and Epolene™ polymer businesses and related assets located at the Longview, Texas site and the Company's ethylene pipeline. For more information concerning divestitures, see Note 2, "Discontinued Operations and Assets Held for Sale", Note 7, "Acquisition and Divestiture of Industrial Gasification Interests", and Note 17, "Divestitures", to the Company's consolidated financial statements in Part II, Item 8 of this 2008 Annual Report on Form 10-K. Capital spending of $634 million, $518 million, and $389 million in 2008, 2007, and 2006, respectively, is discussed below.

Cash used in financing activities totaled $779 million, $448 million, and $101 million in 2008, 2007, and 2006 respectively. Financing activities in 2008 included the Company's repayment of $72 million of its outstanding long-term debt that matured in 2008, a repayment of $103 million of its Euro credit facility, a decrease in credit facility and other borrowings, including bank overdrafts, of $7 million, and repurchases of stock totaling $501 million offset by cash received from stock option exercises of $35 million. In 2007, financing activities included a decrease in credit facility and other borrowings, including bank overdrafts, of $22 million and repurchases of stock totaling $382 million, offset by cash received from stock option exercises of $91 million. Financing activities in 2006 included a decrease in credit facility and other borrowings, including bank overdrafts, of $50 million, offset by cash received from stock option exercises of $83 million.

The payment of dividends is also reflected in financing activities in all periods.

The Company expects to generate positive free cash flow (operating cash flow less capital expenditures and dividends) in 2009, with the priorities for uses of available cash to be payment of the quarterly cash dividend, funding targeted growth initiatives and defined benefit pension plans, and repurchasing shares.

Liquidity

At December 31, 2008, the Company had credit facilities with various U.S. and foreign banks totaling approximately $800 million. These credit facilities consist of the $700 million Credit Facility and a 60 million euro credit facility ("Euro Facility"). The Credit Facility has two tranches, with $125 million expiring in 2012 and $575 million expiring in 2013. The Euro Facility expires in 2012. Borrowings under these credit facilities are subject to interest at varying spreads above quoted market rates. The Credit Facility requires a facility fee on the total commitment that is based on Eastman's credit rating. In addition, these credit facilities contain a number of customary covenants and events of default, including the maintenance of certain financial ratios. The Company was in compliance with all such covenants for all periods presented. At December 31, 2008, the Company's credit facility borrowings totaled $84 million, primarily the Euro Facility, at an effective interest rate of 3.74 percent. At December 31, 2007, borrowings on these credit facilities were $188 million, primarily from the Euro Facility, at an effective interest rate of 4.79 percent.

The Company used part of the proceeds from the sale of its PET polymers and PTA production facilities in the Netherlands and its PET production facility in the United Kingdom and related businesses to reduce the balance outstanding on its Euro Facility by $103 million in second quarter 2008.

The Credit Facility provides liquidity support for commercial paper borrowings and general corporate purposes. Accordingly, any outstanding commercial paper borrowings reduce borrowings available under the Credit Facility. Since the Credit Facility expires in April 2013, any commercial paper borrowings supported by the Credit Facility are classified as long-term borrowings because the Company has the ability to refinance such borrowings on a long-term basis.

Additionally, the Company maintains a $200 million accounts receivable securitization program that is available to provide liquidity through the sale of receivables and was fully drawn at December 31, 2008. For more information, see "Off Balance Sheet and Other Financing Arrangements" below and Note 12, "Commitments", to the Company's consolidated financial statements in Part II, Item 8 of this 2008 Annual Report on Form 10-K.

For more information regarding interest rates, see Note 9, "Borrowings", to the Company's consolidated financial statements in Part II, Item 8 of this 2008 Annual Report on Form 10-K.

In 2008, the Company made no contribution to its U.S. defined benefit pension plan. The Company expects to make contributions to its defined benefit pension plans in 2009 of between $25 million and $50 million.

Cash flows from operations and the other sources of liquidity described above are expected to be available and sufficient to meet foreseeable cash flow requirements. However, the Company's cash flows from operations can be affected by numerous factors including risks associated with global operations, raw material availability and cost, demand for and pricing of Eastman's products, capacity utilization, and other factors described under "Forward-Looking Statements and Risk Factors" below. The Company believes maintaining a financial profile consistent with an investment grade company is important to its long term strategic and financial flexibility.

Capital Expenditures

Capital expenditures were $650 million, $518 million, and $389 million for 2008, 2007, and 2006, respectively. The increase of $132 million in 2008 compared with 2007 was primarily due to increasing manufacturing capacity for Eastman Tritan™ copolyester, debottlenecking the South Carolina PET manufacturing facility utilizing IntegRex™ technology, the purchase of assets from Terra Industries Inc., completing the acetate tow capacity expansion in Workington, England, front-end engineering and design for the industrial gasification project, and increasing capacity of cellulose triacetate ("CTA") for liquid crystal display ("LCD") screens. The Company expects that 2009 capital spending will be $350 million to $400 million, which is sufficient for required maintenance and certain strategic growth initiatives.

The Company expects that 2009 depreciation and amortization will be at or slightly higher than 2008 expenses of approximately $260 million, excluding accelerated depreciation.

Other Commitments

At December 31, 2008, the Company's obligations related to notes and debentures totaled approximately $1.4 billion to be paid over a period of approximately 20 years. Other borrowings, related primarily to credit facility borrowings, totaled approximately $100 million.

The Company had various purchase obligations at December 31, 2008 totaling approximately $1.6 billion over a period of approximately 15 years for materials, supplies and energy incident to the ordinary conduct of business. The Company also had various lease commitments for property and equipment under cancelable, noncancelable, and month-to-month operating leases totaling approximately $115 million over a period of several years. Of the total lease commitments, approximately 16 percent relate to machinery and equipment, including computer and communications equipment and production equipment; approximately 41 percent relate to real property, including office space, storage facilities, and land; and approximately 43 percent relate to railcars.

In addition, the Company had other liabilities at December 31, 2008 totaling approximately $1.5 billion related primarily to pension, retiree medical, other post-employment obligations, and environmental reserves.

The obligations described above are summarized in the following table:

(Dollars in millions)	Payments Due for						
Period	Notes and Debentures	Credit Facility Borrowings and Other	Interest Payable	Purchase Obligations	Operating Leases	Other Liabilities (a)	Total
2009	$ --	$ 13	$ 100	$ 351	$ 30	$ 240	$ 734
2010	--	--	100	387	26	84	597
2011	2	--	100	246	22	58	428
2012	154	84	92	243	14	53	640
2013	--	--	85	230	9	54	378
2014 and beyond	1,202	--	877	140	14	1,042	3,275
Total	$ 1,358	$ 97	$ 1,354	$ 1,597	$ 115	$ 1,531	$ 6,052

(a) Amounts represent the current estimated cash payments to be made by the Company primarily for pension and other post-employment benefits and taxes payable in the periods indicated. The amount and timing of such payments is dependent upon interest rates, health care trends, actual returns on plan assets, retirement and attrition rates of employees, continuation or modification of the benefit plans, and other factors. Such factors can significantly impact the amount and timing of any future contributions by the Company.

Off Balance Sheet and Other Financing Arrangements

If certain operating leases are terminated by the Company, it guarantees a portion of the residual value loss, if any, incurred by the lessors in disposing of the related assets. Under these operating leases, the residual value guarantees at December 31, 2008 totaled $152 million and consisted primarily of leases for railcars, company aircraft, and other equipment. Leases with guarantee amounts totaling $2 million, $11 million, and $139 million will expire in 2009, 2011, and 2012, respectively. The Company believes, based on current facts and circumstances, that the likelihood of a material payment pursuant to such guarantees is remote.

As described in Note 6, "Equity Investments ", to the Company's consolidated financial statements in Part II, Item 8 of this 2008 Annual Report on Form 10-K, Eastman has a 50 percent interest in and serves as the operating partner in Primester, a joint venture which manufactures cellulose acetate at Eastman's Kingsport, Tennessee plant. This investment is accounted for under the equity method. Eastman's net investment in the joint venture at December 31, 2008 and 2007 was approximately $39 million and $43 million, respectively, which was comprised of the recognized portion of the venture's accumulated deficits, long-term amounts owed to Primester, and a line of credit from Eastman to Primester.

As described in Note 12, "Commitments", to the Company's consolidated financial statements in Part II, Item 8 of this 2008 Annual Report on Form 10-K, Eastman entered into an agreement in 1999 that allows it to generate cash by reducing its working capital through the sale of undivided interests in certain domestic trade accounts receivable under a planned continuous sale program to a third party. Under this agreement, receivables sold to the third party totaled $200 million at December 31, 2008 and 2007. Undivided interests in designated receivable pools were sold to the purchaser with recourse limited to the purchased interest in the receivable pools.

The Company did not have any other material relationships with unconsolidated entities or financial partnerships, including special purpose entities, for the purpose of facilitating off-balance sheet arrangements with contractually narrow or limited purposes. Thus, Eastman is not materially exposed to any financing, liquidity, market, or credit risk related to the above or any other such relationships.

The Company has evaluated its material contractual relationships and has concluded that the entities involved in these relationships are not Variable Interest Entities ("VIE's") or, in the case of Primester, a joint venture that manufactures cellulose acetate at the Company's Kingsport, Tennessee plant, the Company is not the primary beneficiary of the VIE. As such, in accordance with FASB Interpretation Number 46, "Consolidation of Variable Interest Entities", the Company is not required to consolidate these entities. In addition, the Company has evaluated long-term purchase obligations with an entity that may be a VIE at December 31, 2008. This potential VIE is a joint venture from which the Company has purchased raw materials and utilities for several years and purchases approximately $50 million of raw materials and utilities on an annual basis. The Company has no equity interest in this entity and has confirmed that one party to this joint venture does consolidate the potential VIE. However, due to competitive and other reasons, the Company has not been able to obtain the necessary financial information to determine whether the entity is a VIE, and whether or not the Company is the primary beneficiary.

Guarantees and claims also arise during the ordinary course of business from relationships with suppliers, customers, and non-consolidated affiliates when the Company undertakes an obligation to guarantee the performance of others, if specified triggering events occur. Non-performance under a contract could trigger an obligation of the Company. These potential claims include actions based upon alleged exposures to products, intellectual property and environmental matters, and other indemnifications. The ultimate effect on future financial results is not subject to reasonable estimation because considerable uncertainty exists as to the final outcome of these claims. However, while the ultimate liabilities resulting from such claims may be significant to results of operations in the period recognized, management does not anticipate they will have a material adverse effect on the Company's consolidated financial position or liquidity.

See Note 11, "Retirement Plans", to the Company's consolidated financial statements in Part II, Item 8 of this 2008 Annual Report on Form 10-K for off-balance sheet post-employment benefit obligations.

Treasury Stock Transactions

On February 4, 1999, the Company was authorized by its Board of Directors to repurchase up to $400 million of its common stock. Through January 2007, a total of 2.7 million shares of common stock were repurchased under the authorization at a cost of approximately $112 million.

On February 20, 2007, the Board of Directors cancelled its prior authorization and approved a new authorization for the repurchase of up to $300 million of the Company's outstanding common stock. The Company completed the $300 million repurchase authorization in September 2007, acquiring a total of 4.6 million shares.

In October 2007, the Board of Directors authorized an additional $700 million for repurchase of the Company's outstanding common shares at such times, in such amounts, and on such terms, as determined to be in the best interests of the Company. As of December 31, 2008, a total of 9.4 million shares have been repurchased under this authorization for a total amount of approximately $583 million.

Dividends

The Company declared quarterly cash dividends of $0.44 per share for a total of $1.76 per share in 2008, 2007, and 2006. The Company has declared a cash dividend of $0.44 per share during the first quarter of 2009, payable on April 1, 2009 to stockholders of record on March 16, 2009.

ENVIRONMENTAL

Certain Eastman manufacturing sites generate hazardous and nonhazardous wastes of which the treatment, storage, transportation, and disposal are regulated by various governmental agencies. In connection with the cleanup of various hazardous waste sites, the Company, along with many other entities, has been designated a potentially responsible party ("PRP") by the U.S. Environmental Protection Agency under the Comprehensive Environmental Response, Compensation and Liability Act, which potentially subjects PRPs to joint and several liability for such cleanup costs. In addition, the Company will be required to incur costs for environmental remediation and closure and postclosure under the Federal Resource Conservation and Recovery Act. Reserves for environmental contingencies have been established in accordance with Eastman's policies as described in Note 1, "Significant Accounting Policies", to the Company's consolidated financial statements in Part II, Item 8 of this 2008 Annual Report on Form 10-K. Because of expected sharing of costs, the availability of legal defenses, and the Company's preliminary assessment of actions that may be required, it does not believe its liability for these environmental matters, individually or in the aggregate, will be material to the Company's consolidated financial position, results of operations, or cash flows.

The Company accrues environmental remediation costs when it is probable that the Company has incurred a liability at a contaminated site and the amount can be reasonably estimated. When a single amount cannot be reasonably estimated but the cost can be estimated within a range, the Company accrues the minimum amount. This undiscounted accrued amount reflects the Company's assumptions about remediation requirements at the contaminated site, the nature of the remedy, the outcome of discussions with regulatory agencies and other potentially responsible parties at multi-party sites, and the number and financial viability of other potentially responsible parties. Changes in the estimates on which the accruals are based, unanticipated government enforcement action, or changes in health, safety, environmental, and chemical control regulations and testing requirements could result in higher or lower costs. Estimated future environmental expenditures for remediation costs range from the minimum or best estimate of $11 million to the maximum of $21 million at December 31, 2008.

In addition to remediation activities, the Company establishes reserves for closure/postclosure costs associated with the environmental assets it maintains. Environmental assets include but are not limited to waste management units, such as landfills, water treatment facilities, and ash ponds. When these types of assets are constructed or installed, a reserve is established for the anticipated future costs associated with the closure of the asset based on its expected life and the applicable regulatory closure requirements. These future expenses are charged into earnings over the estimated useful life of the assets.

FIN 47 requires an entity to recognize a liability for a conditional asset retirement obligation when incurred if the liability can be reasonably estimated. The Interpretation also clarifies that the term Conditional Asset Retirement Obligation ("CARO") refers to a legal obligation to perform an asset retirement activity in which the timing and/or method of settlement are conditional on a future event that may or may not be within the control of the entity. FIN 47 also clarifies when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation. The Company performed a thorough examination of various asset categories. Although it may have CAROs at certain of its facilities, including, but not limited to, the potential for asbestos abatement activities, the Company is unable to determine potential settlement dates to be used in fair value calculations for estimating these obligations as a result of an absence of plans or expectations to undertake a major renovation or demolition project that would require the removal of asbestos. The Company continues to monitor these conditional obligations, as well as any new ones that may develop, and will record reserves associated with them when and to the extent that more detailed information becomes available concerning applicable retirement costs. The recorded obligations did not have a material impact on its consolidated financial position, results of operations and cash flows.

Reserves related to environmental assets accounted for approximately 70 percent of the total environmental reserve at December 31, 2008. Currently, the Company's environmental assets are expected to reach the end of their useful lives at different times over the next 50 years. If the Company were to invest in numerous new environmental assets, or, these assets were to require closure a significant number of years before the Company anticipated they would, the amortization on them would increase, and could have a material negative impact on the Company's financial condition and results of operations. The Company views the likelihood of this occurrence to be remote, and does not anticipate, based on its past experience with this type of planned remediation, that an additional accrual related to environmental assets will be necessary.

The Company's cash expenditures related to environmental protection and improvement were approximately $218 million, $209 million, and $214 million in 2008, 2007, and 2006, respectively. These amounts were primarily for operating costs associated with environmental protection equipment and facilities, but also included expenditures for construction and development. The Company does not expect future environmental capital expenditures arising from requirements of recently promulgated environmental laws and regulations to materially increase the Company's planned level of annual capital expenditures for environmental control facilities.

INFLATION

In recent years, general economic inflation has not had a material adverse impact on Eastman's costs. The cost of raw materials is generally based on market price, although derivative financial instruments were utilized, as appropriate, to mitigate short-term market price fluctuations. The volatility of raw material and energy costs will continue and the Company will continue to pursue pricing and hedging strategies and ongoing cost control initiatives to offset the effects on gross profit. For additional information see Note 10, "Fair Value of Financial Instruments", to the Company's consolidated financial statements in Part II, Item 8 of this 2008 Annual Report on Form 10-K.

RECENTLY ISSUED ACCOUNTING STANDARDS

Effective first quarter 2008, the Company adopted SFAS No. 157, "Fair Value Measurements", ("SFAS No. 157"), except as it applies to those nonfinancial assets and nonfinancial liabilities addressed in Financial Accounting Standards Board ("FASB") Staff Position FAS 157-2 ("FSP FAS 157-2"). The FASB issued FSP FAS 157-2 which delays the effective date of SFAS No. 157 to fiscal years beginning after November 15, 2008 for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). The Company has concluded that FSP FAS 157-2 will not have an impact the Company's consolidated financial statements upon adoption.

In December 2007, the FASB issued SFAS No. 141 (revised 2007) "Business Combinations" ("SFAS No. 141R") which replaces SFAS No. 141 "Business Combinations" ("SFAS No. 141"). SFAS No. 141R retains the fundamental requirements of SFAS No. 141 that the acquisition method of accounting be used for all business combinations. However, SFAS No. 141R provides for the following changes from SFAS No. 141: an acquirer will record 100% of assets and liabilities of acquired business, including goodwill, at fair value, regardless of the level of interest acquired; certain contingent assets and liabilities will be recognized at fair value at the acquisition date; contingent consideration will be recognized at fair value on the acquisition date with changes in fair value to be recognized in earnings upon settlement; acquisition-related transaction and restructuring costs will be expensed as incurred; reversals of valuation allowances related to acquired deferred tax assets and changes to acquired income tax uncertainties will be recognized in earnings; and when making adjustments to finalize preliminary accounting, acquirers will revise any previously issued post-acquisition financial information in future financial statements to reflect any adjustments as if they occurred on the acquisition date. SFAS No. 141R applies prospectively to business combinations for which the acquisition date is on or after January 1, 2009. SFAS No. 141R will not have an impact on the Company's consolidated financial statements when effective, but the nature and magnitude of the specific effects will depend upon the nature, terms, and size of the acquisitions consummated after the effective date.

In December 2007, the FASB issued SFAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements—an amendment of ARB No. 51" ("SFAS No. 160"), which establishes accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. SFAS No. 160 provides that accounting and reporting for minority interests be recharacterized as noncontrolling interests and classified as a component of equity. This Statement also establishes reporting requirements that provide sufficient disclosures that clearly identify and distinguish between the interests of the parent and the interests of the noncontrolling owners. SFAS No. 160 applies to all entities that prepare consolidated financial statements but will affect only those entities that have an outstanding noncontrolling interest in one or more subsidiaries or that deconsolidate a subsidiary. This Statement is effective as of the beginning of an entity's first fiscal year beginning after December 15, 2008. The Company has concluded that SFAS No. 160 will not have a material impact on the Company's consolidated financial position, liquidity, or results of operations.

In March 2008, the FASB issued SFAS Statement No. 161 "Disclosures about Derivative Instruments and Hedging Activities" ("SFAS No. 161"). The new standard is intended to improve financial reporting about derivative instruments and hedging activities by requiring enhanced disclosures to enable investors to better understand their effects on an entity's financial position, financial performance, and cash flows. It is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. The new standard also improves transparency about the location and amounts of derivative instruments in an entity's financial statements; how derivative instruments and related hedged items are accounted for under SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities"; and how derivative instruments and related hedged items affect its financial position, financial performance, and cash flows. The Company has concluded that SFAS No. 161 will not have a material impact on the Company's disclosures.

In June 2008, the FASB issued FASB Staff Position ("FSP") Emerging Issues Task Force ("EITF") Issue No. 03-6-1, "Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities" ("EITF Issue No. 03-6-1"). The FSP addresses whether instruments granted in share-based payment transactions are participating securities prior to vesting and, therefore, need to be included in the earnings allocation in computing earnings per share under the two-class method. The FSP affects entities that accrue dividends on share-based payment awards during the awards' service period when the dividends do not need to be returned if the employees forfeit the award. This FSP is effective for fiscal years beginning after December 15, 2008. The Company has concluded that EITF Issue No. 03-6-1 will not have a material impact on the Company's consolidated financial statements.

EASTMAN

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

In December 2008, the FASB issued FSP FAS 132(R)-1, "Employers' Disclosures about Postretirement Benefit Plan Assets" ("FSP FAS 132(R)-1"). This FSP amends FASB Statement No. 132 (revised 2003), "Employers' Disclosures about Pensions and Other Postretirement Benefits," to provide guidance on an employer's disclosures about plan assets of a defined benefit pension or other postretirement plan. This FSP is effective for fiscal years ending after December 15, 2009. The Company is currently evaluating the effect FSP FAS 132(R)-1 will have on its disclosures.

OUTLOOK

For 2009, the Company expects:

- declines in volume due to the global recession, partially offset by continued substitution of Eastman products for other materials and new applications for existing products despite the softening U.S. and global economies;
- the volatility of market prices for raw material and energy to continue and that the Company will continue to use pricing strategies and ongoing cost control initiatives in an attempt to offset the effects on gross profit;
- most segments will be challenged to meet their typical operating margins with the current uncertainty of the global recession;
- modest sales volume growth for acetate tow in the Fibers segment. The Company will invest in its alliance with SK to form a company to acquire and operate a cellulose acetate tow manufacturing facility and related business in Korea;
- to complete an additional 30 percent expansion of its CASPI segment's hydrogenated hydrocarbon resins manufacturing capacity in Middelburg, the Netherlands;
- ethylene volume to decline in the PCI segment due to the staged phase-out of older cracking units at the Company's Longview, Texas facility;
- the SP segment will continue to progress with the introduction of its new copolyester, Eastman Tritan™ copolyester, including a new 30,000 metric ton Tritan™ manufacturing facility expected to be online in 2010;
- to improve the profitability of its PET product lines in the Performance Polymers segment as a result of previous restructuring actions and to continue to pursue options to create additional value from its IntegRex™ technology, primarily by actively pursuing licensing opportunities;
- to complete the front-end engineering and design for the industrial gasification project by mid-2009 and to pursue non-recourse project financing utilizing the Department of Energy's Federal Loan Guarantee Program;
- depreciation and amortization to be at or slightly higher than 2008;
- pension expense to be similar to 2008. The Company anticipates defined benefit pension plans funding of between $25 million and $50 million;
- net interest expense to increase compared with 2008 primarily due to lower interest income, driven by lower average invested cash balances and lower average interest rates;
- the effective tax rate to be between 30 and 33 percent, including the benefit of the investment tax credit and the research and development tax credit;

- capital spending to be between $350 million and $400 million as it selectively funds targeted growth efforts, while prioritizing capital spending, including the increased capacity for Eastman Tritan™ copolyester and the front-end engineering and design for the industrial gasification project;

- to generate positive free cash flow; and

- priorities for uses of available cash to be payment of the quarterly cash dividend, fund targeted growth initiatives and defined benefit pension plans, and repurchase shares.

In addition to the above, the Company expects to significantly improve earnings over the long-term through strategic efforts and growth initiatives in existing businesses, and expects:

- the SP segment to improve earnings by continued focus on copolyesters growth, increasing sales revenue from cellulose esters used in LCD screens and continued progress with the introduction of its high performance copolyesters;

- to pursue licensing opportunities for the PCI segment's acetyl and oxo technologies and for the Performance Polymers segment's IntegRex™ technology;

- to pursue additional growth opportunities in Asia for acetate tow in the Fibers segment; and

- to continue exploring options with industrial gasification.

See "Forward-Looking Statements and Risk Factors below."

FORWARD-LOOKING STATEMENTS AND RISK FACTORS

The expectations under "Outlook" and certain other statements in this Annual Report on Form 10-K may be forward-looking in nature as defined in the Private Securities Litigation Reform Act of 1995. These statements and other written and oral forward-looking statements made by the Company from time to time may relate to, among other things, such matters as planned and expected capacity increases and utilization; anticipated capital spending; expected depreciation and amortization; environmental matters; legal proceedings; exposure to, and effects of hedging of, raw material and energy costs, foreign currencies and interest rates; global and regional economic, political, and business conditions; competition; growth opportunities; supply and demand, volume, price, cost, margin, and sales; earnings, cash flow, dividends and other expected financial results and conditions; expectations, strategies, and plans for individual assets and products, businesses and segments as well as for the whole of Eastman Chemical Company; cash requirements and uses of available cash; financing plans; pension expenses and funding; credit ratings; anticipated restructuring, divestiture, and consolidation activities; cost reduction and control efforts and targets; integration of acquired businesses; strategic initiatives and development, production, commercialization, and acceptance of new products, services and technologies and related costs; asset, business and product portfolio changes; and expected tax rates and net interest costs.

These plans and expectations are based upon certain underlying assumptions, including those mentioned with the specific statements. Such assumptions are in turn based upon internal estimates and analyses of current market conditions and trends, management plans and strategies, economic conditions and other factors. These plans and expectations and the assumptions underlying them are necessarily subject to risks and uncertainties inherent in projecting future conditions and results. Actual results could differ materially from expectations expressed in the forward-looking statements if one or more of the underlying assumptions and expectations proves to be inaccurate or is unrealized. In addition to the factors described elsewhere in this Annual Report, the following are some of the important factors that could cause the Company's actual results to differ materially from those in any such forward-looking statements:

- Conditions in the global economy and global capital markets may adversely affect the Company's results of operations, financial condition, and cash flows. The Company's business and operating results have been and will continue to be affected by the global recession, including the credit market crisis, declining consumer and business confidence, fluctuating commodity prices, volatile exchange rates, and other challenges currently affecting the global economy. The Company's customers may experience deterioration of their businesses, cash flow shortages, and difficulty obtaining financing. As a result, existing or potential customers may delay or cancel plans to purchase products and may not be able to fulfill their obligations in a timely fashion. Further, suppliers may be experiencing similar conditions, which could impact their ability to fulfill their obligations to the Company. If the global recession continues for significant future periods or deteriorates significantly, the Company's results of operations, financial condition and cash flows could be materially adversely affected.

- The Company is reliant on certain strategic raw material and energy commodities for its operations and utilizes risk management tools, including hedging, as appropriate, to mitigate short-term market fluctuations in raw material and energy costs. There can be no assurance, however, that such measures will result in cost savings or that all market fluctuation exposure will be eliminated. In addition, natural disasters, changes in laws or regulations, war or other outbreak of hostilities or terrorism or other political factors in any of the countries or regions in which the Company operates or does business or in countries or regions that are key suppliers of strategic raw material and energy commodities, or breakdown or degradation of transportation infrastructure used for delivery of strategic raw material and energy commodities, could affect availability and costs of raw material and energy commodities.

- While temporary shortages of raw material and energy may occasionally occur, these items have historically been sufficiently available to cover current and projected requirements. However, their continuous availability and price are impacted by natural disasters, plant interruptions occurring during periods of high demand, domestic and world market and political conditions, changes in government regulation, war or other outbreak of hostilities or terrorism, and breakdown or degradation of transportation infrastructure. Eastman's operations or products may, at times, be adversely affected by these factors.

- The Company's competitive position in the markets in which it participates is, in part, subject to external factors in addition to those that the Company can impact. Natural disasters, pandemic illnesses, changes in laws or regulations, war or other outbreak of hostilities or terrorism, or other political factors in any of the countries or regions in which the Company operates or does business or in countries or regions that are key suppliers of strategic raw materials, and breakdown or degradation of transportation infrastructure used for delivery of raw material and energy supplies to the Company and for delivery of the Company's products to customers, could negatively impact the Company's competitive position and its ability to maintain market share. For example, supply and demand for certain of the Company's products is driven by end-use markets and worldwide capacities which, in turn, impact demand for and pricing of the Company's products.

- Limitation of the Company's available manufacturing capacity due to significant disruption in its manufacturing operations, including natural disasters, pandemic illnesses, changes in laws or regulations, war or other outbreak of hostilities or terrorism, or other political factors in any of the countries or regions in which the Company operates or does business, or breakdown or degradation of transportation infrastructure used for delivery of raw material and energy supplies to the Company and for delivery of the Company's products to customers, could have a material adverse affect on sales revenue, costs and results of operations and financial condition.

- The Company has an extensive customer base; however, loss of, or material financial weakness of, certain of the largest customers could adversely affect the Company's financial condition and results of operations until such business is replaced and no assurances can be made that the Company would be able to regain or replace any lost customers.

- The Company has efforts underway to exploit growth opportunities in certain core businesses by developing new products and technologies, licensing technologies, expanding into new markets, and tailoring product offerings to customer needs. Current examples include IntegRex™ technology and new PET polymers products and Tritan™ and other copolyester product innovations. There can be no assurance that such efforts will result in financially successful commercialization of such products or acceptance by existing or new customers or new markets or that large capital projects for such growth efforts can be completed within the time or at the costs projected due, among other things, to demand for and availability of construction materials and labor.

- The Company has made, and intends to continue making, strategic investments, including in industrial gasification, and has entered, and expects to continue to enter, into strategic alliances in technology, services businesses, and other ventures in order to build, diversify, and strengthen certain Eastman capabilities, improve Eastman's raw material and energy cost and supply position, and maintain high utilization of manufacturing assets. There can be no assurance that such investments and alliances will achieve their underlying strategic business objectives or that they will be beneficial to the Company's results of operations or that large capital projects for such growth efforts can be completed within the time or at the costs projected due, among other things, to demand for and availability of construction materials and labor and obtaining regulatory approvals and operating permits and reaching agreement on terms of key agreements and arrangements with potential suppliers and customers. Such delays or cost overruns or the inability to obtain such approvals or to reach such agreements on acceptable terms could negatively affect the returns from these strategic investments and projects.

- The Company anticipates obtaining non-recourse project financing for its industrial gasification project. There is risk that such financing cannot be obtained or, if obtained, may be on terms different than those assumed in the Company's projections for financial performance of the project, due to any circumstance, change, or condition in the loan syndication, financial, capital markets, or government loan guarantee programs, that could reasonably be expected to materially affect availability, terms, and syndication of such financing. The ability to enter into financially acceptable project commercial agreements for such elements as engineering, procurement, and construction, off-take agreements, commodity and/or interest hedges, utilities, administrative services, and others, as well as obtaining all necessary regulatory approvals and operating permits, may impact the available financing for the project or the terms of such financing, if available, including the nature and terms of any recourse back to the Company.

- In addition to productivity and cost reduction initiatives, the Company is striving to improve margins on its products through price increases where warranted and accepted by the market; however, the Company's earnings could be negatively impacted should such increases be unrealized, not be sufficient to cover increased raw material and energy costs, or have a negative impact on demand and volume. There can be no assurances that price increases will be realized or will be realized within the Company's anticipated timeframe.

- The Company has undertaken and expects to continue to undertake productivity and cost reduction initiatives and organizational restructurings to improve performance and generate cost savings. There can be no assurance that these will be completed as planned or beneficial or that estimated cost savings from such activities will be realized.

- The Company's facilities and businesses are subject to complex health, safety and environmental laws and regulations, which require and will continue to require significant expenditures to remain in compliance with such laws and regulations currently and in the future. The Company's accruals for such costs and associated liabilities are subject to changes in estimates on which the accruals are based. The amount accrued reflects the Company's assumptions about remediation requirements at the contaminated site, the nature of the remedy, the outcome of discussions with regulatory agencies and other potentially responsible parties at multi-party sites, and the number and financial viability of other potentially responsible parties. Changes in the estimates on which the accruals are based, unanticipated government enforcement action, or changes in health, safety, environmental, chemical control regulations, and testing requirements could result in higher or lower costs.

- The Company and its operations from time to time are parties to, or targets of, lawsuits, claims, investigations, and proceedings, including product liability, personal injury, asbestos, patent and intellectual property, commercial, contract, environmental, antitrust, health and safety, and employment matters, which are handled and defended in the ordinary course of business. The Company believes amounts reserved are adequate for such pending matters; however, results of operations could be affected by significant litigation adverse to the Company.

- The Company has deferred tax assets related to capital and operating losses. The Company establishes valuation allowances to reduce these deferred tax assets to an amount that is more likely than not to be realized. The Company's ability to utilize these deferred tax assets depends on projected future operating results, the reversal of existing temporary differences, and the availability of tax planning strategies. Realization of these assets is expected to occur over an extended period of time. As a result, changes in tax laws, assumptions with respect to future taxable income, and tax planning strategies could result in adjustments to these assets.

- Due to the Company's global sales, earnings, and asset profile, it is exposed to volatility in foreign currency exchange rates and interest rates. The Company may use derivative financial instruments, including swaps, options and forwards, to mitigate the impact of changes in exchange rates and interest rates on its financial results. However, there can be no assurance that these efforts will be successful and operating results could be affected by significant adverse changes in currency exchange rates or interest rates.

- The Company's sources of liquidity have been and are expected to be cash from operating activities, available cash balances, the revolving $700 million credit facility, sales of domestic receivables under the $200 million accounts receivable securitization program, the commercial paper market, and the capital markets. Additionally, the Company relies upon third parties to provide it with trade credit for purchases of various products and services. While the Company maintains business relationships with a diverse group of financial institutions, their continued viability is not certain and could lead them not to honor their contractual credit commitments or to renew their extensions of credit or provide new sources of credit. Furthermore, trade creditors may be unable to obtain credit and reduce their trade credit extension. Recently, the capital and credit markets have become increasingly volatile as a result of adverse conditions that have caused the failure or near failure of a number of large financial services companies. If the capital and credit markets continue to experience volatility and the availability of funds remains limited, the Company may incur increased costs associated with borrowings. In addition, it is possible that the Company's ability to access the capital and credit markets may be limited by these or other factors at a time when it would like, or need, to do so, which could have an impact on the Company's ability to finance its business or react to changing economic and business conditions. While the Company believes that recent governmental and regulatory actions reduce the risk of a further deterioration or systemic contraction of capital and credit markets, there can be no certainty that the Company's liquidity will not be negatively impacted. Company borrowings are subject to a number of customary covenants and events of default, including the maintenance of certain financial ratios. While the Company expects to remain in compliance with such covenants, there is no certainty that events and circumstances will not result in covenant violations which could limit access to credit facilities or cause events of default with outstanding borrowings. In addition, the Company's cash flows from operations may be adversely affected by unfavorable consequences to the Company's customers and the markets in which the Company competes as a result of the current financial, economic, and capital and credit market conditions and uncertainty.

The foregoing list of important factors does not include all such factors nor necessarily present them in order of importance. This disclosure, including that under "Outlook" and "Forward-Looking Statements and Risk Factors," and other forward-looking statements and related disclosures made by the Company in this Annual Report on Form 10-K and elsewhere from time to time, represents management's best judgment as of the date the information is given. The Company does not undertake responsibility for updating any of such information, whether as a result of new information, future events, or otherwise, except as required by law. Investors are advised, however, to consult any further public Company disclosures (such as in filings with the Securities and Exchange Commission or in Company press releases) on related subjects.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company is exposed to changes in financial market conditions in the normal course of its business due to its use of certain financial instruments as well as transacting in various foreign currencies and funding foreign operations. To mitigate the Company's exposure to these market risks, Eastman has established policies, procedures, and internal processes governing its management of financial market risks and the use of financial instruments to manage its exposure to such risks.

The Company determines its market risk utilizing sensitivity analysis, which measures the potential losses in fair value resulting from one or more selected hypothetical changes in interest rates, foreign currency exchange rates, and/or commodity prices.

The Company is exposed to changes in interest rates primarily as a result of its borrowing and investing activities, which include long-term borrowings used to maintain liquidity and to fund its business operations and capital requirements. Currently, these borrowings and investments are predominately U.S. dollar denominated. The nature and amount of the Company's long-term and short-term debt may vary as a result of future business requirements, market conditions, and other factors. For purposes of calculating the market risks associated with the fair value of interest-rate-sensitive instruments, the Company uses a one percent or less absolute shift in interest rates. For 2008 and 2007, the market risks associated with the fair value of interest-rate-sensitive instruments, assuming an instantaneous absolute shift in interest rates of one percent or less were approximately $107 million and $104 million, respectively. This exposure is primarily related to long-term debt with fixed interest rates.

The Company's operating cash flows and borrowings denominated in foreign currencies are exposed to changes in foreign currency exchange rates. The Company continually evaluates its foreign currency exposure based on current market conditions and the locations in which the Company conducts business. In order to mitigate the effect of foreign currency risk, the Company enters into currency options to hedge probable anticipated, but not yet committed, export sales and purchase transactions expected within no more than five years and denominated in foreign currencies; and forward exchange contracts to hedge certain firm commitments denominated in foreign currencies. The gains and losses on these contracts offset changes in the value of related exposures. It is the Company's policy to enter into foreign currency derivative financial instruments only to the extent considered necessary to meet its objectives as stated above. The Company does not enter into foreign currency derivative financial instruments for speculative purposes. For 2008, the market risks associated with borrowings denominated in foreign currencies assuming a 10 percent adverse move in the U.S. dollar relative to each foreign currency was approximately $39 million and an additional $4 million for each additional one percentage point adverse change in foreign currency rates. For 2007, the market risks associated with borrowings denominated in foreign currencies assuming a 10 percent adverse move in the U.S. dollar relative to each foreign currency was approximately $31 million and an additional $3 million for each additional one percentage point adverse change in foreign currency rates. Furthermore, since the Company utilizes currency-sensitive derivative instruments for hedging anticipated foreign currency transactions, a loss in fair value for those instruments is generally offset by increases in the value of the underlying anticipated transactions.

The Company is exposed to fluctuations in market prices for certain of its major raw materials and energy. To mitigate short-term fluctuations in market prices for certain commodities, principally propane and natural gas, the Company enters into option and forward contracts. For 2008, there was limited market risk associated with options and forwards for these same commodities. For 2007, the market risk associated with forwards and options for feedstock and natural gas, assuming an instantaneous parallel shift in the underlying commodity price of 10 percent, was $20 million and an additional $2 million for each one percentage point move in closing price thereafter.

EASTMAN

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

EASTMAN

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL STATEMENTS

Management is responsible for the preparation and integrity of the accompanying consolidated financial statements of Eastman appearing on pages 80 through 129 Eastman has prepared these consolidated financial statements in accordance with accounting principles generally accepted in the United States, and the statements of necessity include some amounts that are based on management's best estimates and judgments.

Eastman's accounting systems include extensive internal controls designed to provide reasonable assurance of the reliability of its financial records and the proper safeguarding and use of its assets. Such controls are based on established policies and procedures, are implemented by trained, skilled personnel with an appropriate segregation of duties, and are monitored through a comprehensive internal audit program. The Company's policies and procedures prescribe that the Company and all employees are to maintain the highest ethical standards and that its business practices throughout the world are to be conducted in a manner that is above reproach.

The consolidated financial statements have been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, who were responsible for conducting their audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Their report is included herein.

The Board of Directors exercises its responsibility for these financial statements through its Audit Committee, which consists entirely of non-management Board members. The independent registered public accounting firm and internal auditors have full and free access to the Audit Committee. The Audit Committee meets periodically with PricewaterhouseCoopers LLP and Eastman's director of internal auditing, both privately and with management present, to discuss accounting, auditing, policies and procedures, internal controls, and financial reporting matters.

/s/ J. Brian Ferguson

J. Brian Ferguson
Chairman of the Board and
Chief Executive Officer

/s/ Curtis E. Espeland

Curtis E. Espeland
Senior Vice President and
Chief Financial Officer

February 25, 2009

EASTMAN

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of
Eastman Chemical Company

In our opinion, the consolidated financial statements listed in the index appearing under Item 15(a)(1) present fairly, in all material respects, the financial position of Eastman Chemical Company and its subsidiaries at December 31, 2008 and 2007, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2008 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control Over Financial Reporting appearing under Item 9A. Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

As discussed in Note 21 to the consolidated financial statements, the Company changed the manner in which it accounts for uncertain tax positions as of January 1, 2007, and as discussed in Note 11 to the consolidated financial statements, the Company changed the manner in which it accounts for defined benefit pension and other postretirement benefit plans as of December 31, 2006.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

_/s/ PricewaterhouseCoopers LLP__
PricewaterhouseCoopers LLP
Cincinnati, Ohio
February 25, 2009

EASTMAN

CONSOLIDATED STATEMENTS OF EARNINGS, COMPREHENSIVE INCOME and RETAINED EARNINGS

(Dollars in millions, except per share amounts)	For years ended December 31, 2008	2007	2006
Sales	$ 6,726	$ 6,830	$ 6,779
Cost of sales	5,600	5,638	5,514
Gross profit	1,126	1,192	1,265
Selling, general and administrative expenses	419	420	423
Research and development expenses	158	156	155
Asset impairments and restructuring charges, net	46	112	101
Other operating income, net	(16)	--	(68)
Operating earnings	519	504	654
Interest expense, net	70	62	77
Other charges (income), net	20	(28)	(17)
Earnings from continuing operations before income taxes	429	470	594
Provision for income taxes from continuing operations	101	149	167
Earnings from continuing operations	328	321	427
Earnings (loss) from discontinued operations, net of tax	--	(10)	(18)
Earnings (loss) from disposal of discontinued operations, net of tax	18	(11)	--
Net earnings	$ 346	$ 300	$ 409
Basic earnings per share			
Earnings from continuing operations	$ 4.36	$ 3.89	$ 5.20
Earnings (loss) from discontinued operations	0.23	(0.26)	(0.22)
Basic earnings per share	$ 4.59	$ 3.63	$ 4.98
Diluted earnings per share			
Earnings from continuing operations	$ 4.31	$ 3.84	$ 5.12
Earnings (loss) from discontinued operations	0.24	(0.26)	(0.21)
Diluted earnings per share	$ 4.55	$ 3.58	$ 4.91
Comprehensive Income			
Net earnings	$ 346	$ 300	$ 409
Other comprehensive income (loss)			
Change in cumulative translation adjustment, net of tax	(97)	36	60
Change in pension liability, net of tax	(232)	15	48
Change in unrealized gains (losses) on derivative instruments, net of tax	23	3	(1)
Change in unrealized gains (losses) on investments, net of tax	(1)	1	--
Total other comprehensive income (loss)	(307)	55	107
Comprehensive income	$ 39	$ 355	$ 516
Retained Earnings			
Retained earnings at beginning of period	$ 2,349	$ 2,186	$ 1,923
Net earnings	346	300	409
Cash dividends declared	(132)	(145)	(146)
Effect of adoption of FIN 48	--	8	--
Retained earnings at end of period	$ 2,563	$ 2,349	$ 2,186

The accompanying notes are an integral part of these consolidated financial statements.

EASTMAN

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Dollars in millions, except per share amounts)	December 31, 2008	December 31, 2007
Assets		
Current assets		
Cash and cash equivalents	$ 387	$ 888
Trade receivables, net	275	546
Miscellaneous receivables	79	112
Inventories	637	539
Other current assets	45	74
Current assets held for sale	--	134
Total current assets	1,423	2,293
Properties		
Properties and equipment at cost	8,527	8,152
Less: Accumulated depreciation	5,329	5,306
Net properties	3,198	2,846
Goodwill	325	316
Other noncurrent assets	335	313
Noncurrent assets held for sale	--	241
Total assets	$ 5,281	$ 6,009
Liabilities and Stockholders' Equity		
Current liabilities		
Payables and other current liabilities	$ 819	$ 1,013
Borrowings due within one year	13	72
Current liabilities related to assets held for sale	--	37
Total current liabilities	832	1,122
Long-term borrowings	1,442	1,535
Deferred income tax liabilities	106	300
Post-employment obligations	1,246	852
Other long-term liabilities	102	118
Total liabilities	3,728	3,927
Commitments and contingencies (Note 12)		
Stockholders' equity		
Common stock ($0.01 par value – 350,000,000 shares authorized; shares issued – 94,495,860 and 93,630,292 for 2008 and 2007, respectively)	1	1
Additional paid-in capital	638	573
Retained earnings	2,563	2,349
Accumulated other comprehensive loss	(335)	(28)
	2,867	2,895
Less: Treasury stock at cost (22,031,357 shares for 2008 and 13,959,951 shares for 2007)	1,314	813
Total stockholders' equity	1,553	2,082
Total liabilities and stockholders' equity	$ 5,281	$ 6,009

The accompanying notes are an integral part of these consolidated financial statements.

EASTMAN

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Dollars in millions)	For years ended December 31, 2008	2007	2006
Cash flows from operating activities			
Net earnings	$ 346	$ 300	$ 409
Adjustments to reconcile net earnings to net cash provided by operating activities:			
Depreciation and amortization	267	327	308
Asset impairments charges	1	138	62
Gains on sale of assets	(14)	(8)	(74)
Provision (benefit) for deferred income taxes	(71)	(9)	7
Changes in operating assets and liabilities, net of effect of acquisitions and divestitures:			
(Increase) decrease in trade receivables	261	(28)	(82)
(Increase) decrease in inventories	(95)	66	(99)
Increase (decrease) in trade payables	(211)	48	53
Increase (decrease) in liabilities for employee benefits and incentive pay	7	(55)	(44)
Other items, net	162	(47)	69
Net cash provided by operating activities	653	732	609
Cash flows from investing activities			
Additions to properties and equipment	(634)	(518)	(389)
Proceeds from sale of assets	337	197	322
Proceeds from sale of investments	--	5	--
Acquisitions of joint ventures	(32)	--	--
Investments in joint ventures	(6)	(40)	--
Additions to capitalized software	(10)	(11)	(16)
Other items, net	(31)	32	(11)
Net cash used in investing activities	(376)	(335)	(94)
Cash flows from financing activities			
Net decrease in commercial paper, credit facility, and other borrowings	(7)	(22)	(50)
Repayment of borrowings	(175)	--	--
Dividends paid to stockholders	(135)	(147)	(144)
Treasury stock purchases	(501)	(382)	--
Proceeds from stock option exercises and other items	39	103	93
Net cash used in financing activities	(779)	(448)	(101)
Effect of exchange rate changes on cash and cash equivalents	1	--	1
Net change in cash and cash equivalents	(501)	(51)	415
Cash and cash equivalents at beginning of period	888	939	524
Cash and cash equivalents at end of period	$ 387	$ 888	$ 939

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO THE AUDITED CONSOLIDATED FINANCIAL STATEMENTS

1. SIGNIFICANT ACCOUNTING POLICIES

Financial Statement Presentation

The consolidated financial statements of Eastman Chemical Company and subsidiaries ("Eastman" or the "Company") are prepared in conformity with accounting principles generally accepted in the United States and of necessity include some amounts that are based upon management estimates and judgments. Future actual results could differ from such current estimates. The consolidated financial statements include assets, liabilities, sales revenue, and expenses of all majority-owned subsidiaries and joint ventures. Eastman accounts for other joint ventures and investments in minority-owned companies where it exercises significant influence on the equity basis. Intercompany transactions and balances are eliminated in consolidation.

Cash and Cash Equivalents

Cash and cash equivalents include cash, time deposits, and readily marketable securities with maturities of three months or less at the purchase date.

Accounts Receivable and Allowance for Doubtful Accounts

Trade accounts receivable are recorded at the invoiced amount and do not bear interest. The Company maintains allowances for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. The allowances are based on the number of days an individual receivable is delinquent and management's regular assessment of the financial condition of the Company's customers. The Company considers that a receivable is delinquent if it is unpaid after the terms of the related invoice have expired. The Company evaluates the allowance based on a monthly assessment of the aged receivables. Write-offs are recorded at the time a customer receivable is deemed uncollectible. Allowance for doubtful accounts was $8 million and $6 million at December 31, 2008 and 2007, respectively.

Inventories

Inventories are valued at the lower of cost or market. The Company determines the cost of most raw materials, work in process, and finished goods inventories in the United States by the last-in, first-out ("LIFO") method. The cost of all other inventories, including inventories outside the United States, is determined by the average cost method, which approximates the first-in, first-out ("FIFO") method. The Company writes-down its inventories for estimated obsolescence or unmarketable inventory equal to the difference between the carrying value of inventory and the estimated market value based upon assumptions about future demand and market conditions.

Properties

The Company records properties at cost. Maintenance and repairs are charged to earnings; replacements and betterments are capitalized. When Eastman retires or otherwise disposes of assets, it removes the cost of such assets and related accumulated depreciation from the accounts. The Company records any profit or loss on retirement or other disposition in earnings. Asset impairments are reflected as increases in accumulated depreciation.

Depreciation

Depreciation expense is calculated based on historical cost and the estimated useful lives of the assets (buildings and building equipment 20 to 50 years; machinery and equipment 3 to 33 years), generally using the straight-line method. Accelerated depreciation is reported when the estimated useful life is shortened and continues to be reported in Cost of Goods Sold.

Computer Software Costs

Capitalized software costs are amortized primarily on a straight-line basis over three years, the expected useful life of such assets, beginning when the software project is substantially complete and placed in service. Capitalized software in 2008, 2007, and 2006 was approximately $10 million, $11 million, and $17 million, respectively. During those same periods, approximately $11 million, $13 million, and $13 million, respectively, of previously capitalized costs were amortized. At December 31, 2008 and 2007, the unamortized capitalized software costs were $24 million and $24 million, respectively. Capitalized software costs are reflected in other noncurrent assets.

Impairment of Long Lived Assets

The Company evaluates the carrying value of long-lived assets, including definite-lived intangible assets, when events or changes in circumstances indicate that the carrying value may not be recoverable. Such events and circumstances include, but are not limited to, significant decreases in the market value of the asset, adverse changes in the extent or manner in which the asset is being used, significant changes in business climate, or current or projected cash flow losses associated with the use of the assets. The carrying value of a long-lived asset is considered impaired when the total projected undiscounted cash flows from such asset is separately identifiable and is less than its carrying value. In that event, a loss is recognized based on the amount by which the carrying value exceeds the fair value of the long-lived asset. For long-lived assets to be held and used, fair value of fixed (tangible) assets and definite-lived intangible assets is determined primarily using either the projected cash flows discounted at a rate commensurate with the risk involved or an appraisal. For long-lived assets to be disposed of by sale or other than by sale, fair value is determined in a similar manner, except that fair values are reduced for disposal costs.

The provisions of Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets", require that goodwill and indefinite-lived intangible assets be tested at least annually for impairment and require reporting units to be identified for the purpose of assessing potential future impairments of goodwill. The carrying value of goodwill and indefinite-lived intangibles is considered impaired when their fair value, as established by appraisal or based on undiscounted future cash flows of certain related products, is less than their carrying value. The Company conducts its annual testing of goodwill and indefinite-lived intangible assets for impairment in the third quarter of each year, unless events warrant more frequent testing. Goodwill and indefinite-lived intangibles primarily consist of goodwill in the Chemicals, Adhesives, Specialty Polymers and Inks ("CASPI") segment, which has maintained earnings through the second half of 2008. As such, recent events did not warrant retesting.

Investments

The consolidated financial statements include the accounts in which the Company is a primary beneficiary of a variable interest entity ("VIE"), if applicable, or the accounts of the Company and all its subsidiaries in which a controlling interest is maintained. For those consolidated subsidiaries in which the Company's ownership is less than 100 percent, the interests of the other stockholders are included in other long-term liabilities.

Investments in affiliates over which the Company has significant influence but not a controlling interest are carried on the equity basis. Under the equity method of accounting, these investments are included in other noncurrent assets. The Company includes its share of earnings and losses of such investments in other income and charges and its share of other comprehensive income (loss) in the appropriate component of other accumulated comprehensive income (loss) in stockholders' equity.

Marketable securities held by the Company, currently common or preferred stock, are deemed by management to be available-for-sale and are reported at fair value, with net unrealized gains or losses reported as a component of other accumulated comprehensive income (loss) in stockholders' equity. Realized gains and losses are included in earnings and are derived using the specific identification method for determining the cost of securities. The Company includes these investments in other noncurrent assets. Other equity investments, for which fair values are not readily determinable, are carried at historical cost and are included in other noncurrent assets.

The Company records an investment impairment charge when it believes an investment, accounted for by the Company as a marketable security or recorded at historical cost, has experienced a decline in value that is other than temporary.

Pension and Other Post-employment Benefits

The Company maintains defined benefit plans that provide eligible employees with retirement benefits. Additionally, Eastman provides life insurance and health care benefits for eligible retirees and health care benefits for retirees' eligible survivors. The costs and obligations related to these benefits reflect the Company's assumptions related to general economic conditions (particularly interest rates), expected return on plan assets, rate of compensation increase for employees, and health care cost trends. The cost of providing plan benefits depends on demographic assumptions including retirements, mortality, turnover, and plan participation.

In September 2006, the Financial Accounting Standards Board ("FASB") issued SFAS No. 158, "Employer's Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statement No. 87, 88, 106, and 132 (R)" ("SFAS No. 158"), which changes the accounting for pension and other postretirement benefit plans. This Standard was adopted by Eastman for the year ended December 31, 2006. For additional information, see Note 11, "Retirement Plans."

The Company adopted SFAS No. 157, "Fair Value Measurements", ("SFAS 157") on January 1, 2008 and applied the standard to the defined benefit pension plan assets as of December 31, 2008 consistent with the measurement date.

SFAS 157 establishes a valuation hierarchy for disclosure of the inputs to the valuation used to measure fair value. This hierarchy prioritizes the inputs into three broad levels. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are quoted prices for similar assets and liabilities in active markets or inputs that are observable for the asset or liability, either directly or indirectly through market corroboration, for substantially the full term of the financial instrument. Level 3 inputs are unobservable inputs based on the Company's assumptions used to measure assets and liabilities at fair value. A financial asset or liability's classification within the hierarchy is determined based on the lowest level input that is significant to the fair value measurement.

(Dollars in millions)

		Fair Value Measurements at December 31, 2008		
Description	**December 31, 2008**	**Quoted Prices in Active Markets for Identical Assets (Level 1)**	**Significant Other Observable Inputs (Level 2)**	**Significant Unobservable Inputs (Level 3)**
Public Equity Funds	$ 437	$ 437	$ --	$ --
Private Equity and Real Estate Funds	314	8	--	306
Fixed Income and Cash	179	179	--	--
Total	$ 930	$ 624	$ --	$ 306

NOTES TO THE AUDITED CONSOLIDATED FINANCIAL STATEMENTS

Environmental Costs

The Company accrues environmental remediation costs when it is probable that the Company has incurred a liability at a contaminated site and the amount can be reasonably estimated. When a single amount cannot be reasonably estimated but the cost can be estimated within a range, the Company accrues the minimum amount. This undiscounted accrued amount reflects the Company's assumptions about remediation requirements at the contaminated site, the nature of the remedy, the outcome of discussions with regulatory agencies and other potentially responsible parties at multi-party sites, and the number and financial viability of other potentially responsible parties. Changes in the estimates on which the accruals are based, unanticipated government enforcement action, or changes in health, safety, environmental, and chemical control regulations and testing requirements could result in higher or lower costs.

The Company also establishes reserves for closure/postclosure costs associated with the environmental and other assets it maintains. Environmental assets include but are not limited to waste management units, such as landfills, water treatment facilities, and ash ponds. When these types of assets are constructed or installed, a reserve is established for the future costs anticipated to be associated with the closure of the site based on an expected life of the environmental assets and the applicable regulatory closure requirements. These expenses are charged into earnings over the estimated useful life of the assets. Currently, the Company estimates the useful life of each individual asset up to 50 years. If the Company changes its estimate of the asset retirement obligation costs or its estimate of the useful lives of these assets, the expenses to be charged into earnings could increase or decrease.

In accordance with Interpretation No. 47, "Accounting for Conditional Asset Retirement Obligations" ("FIN 47"), the Company also monitors conditional obligations and will record reserves associated with them when and to the extent that more detailed information becomes available concerning applicable retirement costs.

Accruals for environmental liabilities are included in other long-term liabilities and exclude claims for recoveries from insurance companies or other third parties. Environmental costs are capitalized if they extend the life of the related property, increase its capacity, and/or mitigate or prevent future contamination. The cost of operating and maintaining environmental control facilities is charged to expense.

The Company's cash expenditures related to environmental protection and improvement were approximately $218 million, $209 million, and $214 million in 2008, 2007, and 2006, respectively. These amounts were primarily for operating costs associated with environmental protection equipment and facilities, but also included expenditures for construction and development. The Company does not expect future environmental capital expenditures arising from requirements of recently promulgated environmental laws and regulations to materially increase the Company's planned level of annual capital expenditures for environmental control facilities.

For additional information see Note 13, "Environmental Matters" and Note 26, "Reserve Rollforwards".

Derivative Financial Instruments

Derivative financial instruments are used by the Company in the management of its exposures to fluctuations in foreign currency, raw material and energy costs, and interest rates. Such instruments are used to mitigate the risk that changes in exchange rates, interest rates or raw material and energy costs will adversely affect the eventual dollar cash flows resulting from the hedged transactions.

The Company enters into currency option and forward contracts to hedge anticipated, but not yet committed, export sales and purchase transactions expected within no more than five years and denominated in foreign currencies (principally the Euro, British pound and the Japanese yen); and forward exchange contracts to hedge certain firm commitments denominated in foreign currencies. To mitigate short-term fluctuations in market prices for propane and natural gas (major raw material and energy used in the manufacturing process), the Company enters into option and forward contracts. From time to time, the Company also utilizes interest rate derivative instruments, primarily swaps, to hedge the Company's exposure to movements in interest rates.

The Company's qualifying option and forward contracts are accounted for as hedges because the derivative instruments are designated and effective as hedges and reduce the Company's exposure to identified risks. Gains and losses resulting from effective hedges of existing liabilities, firm commitments, or anticipated transactions are deferred and recognized when the offsetting gains and losses are recognized on the related hedged items and are reported as a component of operating earnings.

Deferred currency option premiums are included in the fair market value of the hedges. The related obligation for payment is generally included in other liabilities and is paid in the period in which the options are exercised or expire.

(Dollars in millions)

		Fair Value Measurements at December 31, 2008		
Description	December 31, 2008	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Derivative Assets	$ 16	$ --	$ 16	$ --
Derivative Liabilities	(14)	--	(14)	--
	$ 2	$ --	$ 2	$ --

Litigation and Contingent Liabilities

The Company and its operations from time to time are parties to or targets of lawsuits, claims, investigations, and proceedings, including product liability, personal injury, asbestos, patent and intellectual property, commercial, contract, environmental, antitrust, health and safety, and employment matters, which are handled and defended in the ordinary course of business. The Company accrues a liability for such matters when it is probable that a liability has been incurred and the amount can be reasonably estimated. When a single amount cannot be reasonably estimated but the cost can be estimated within a range, the Company accrues the minimum amount. The Company expenses legal costs, including those expected to be incurred in connection with a loss contingency, as incurred.

Revenue Recognition and Customer Incentives

The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the price to the customer is fixed or determinable, and collectability is reasonably assured.

The Company records estimated obligations for customer programs and incentive offerings, which consist primarily of revenue or volume-based amounts that a customer must achieve over a specified period of time, as a reduction of revenue to each underlying revenue transaction as the customer progresses toward reaching goals specified in incentive agreements. These estimates are based on a combination of forecast of customer sales and actual sales volumes and revenues against established goals, the customer's current level of purchases, Eastman's knowledge of customer purchasing habits, and industry pricing practice. The incentive payment rate may be variable, based upon the customer reaching higher sales volume or revenue levels over a specified period of time in order to receive an agreed upon incentive payment.

NOTES TO THE AUDITED CONSOLIDATED FINANCIAL STATEMENTS

Shipping and Handling Fees and Costs

Shipping and handling fees related to sales transactions are billed to customers and are recorded as sales revenue. Shipping and handling costs incurred are recorded in cost of sales.

Restructuring of Operations

The Company records restructuring charges incurred in connection with consolidation of operations, exited business lines, or shutdowns of specific sites that are expected to be substantially completed within twelve months. These restructuring charges are recorded as incurred, and are associated with site closures, legal and environmental matters, demolition, contract terminations, or other costs directly related to the restructuring. The Company records severance charges for involuntary employee separations when the separation is probable and reasonably estimable. The Company records severance charges for voluntary employee separations ratably over the remaining service period of those employees.

Share-based Compensation

The Company recognizes compensation expense in the financial statements for stock options and other share-based compensation awards based upon the grant-date fair value over the substantive vesting period. For additional information, see Note 16, "Share-Based Compensation Plans and Awards."

Compensated Absences

The Company accrues compensated absences and related benefits as current charges to earnings in the period earned.

Research and Development

All costs identified as research and development costs are charged to expense when incurred with the exception of third-party reimbursed and government-funded research and development. Expenses for third-party reimbursed and government-funded research and development are deferred until reimbursement is received to ensure appropriate matching of revenue and expense, provided specific criteria are met.

Other Income and Other Charges

Included in other charges (income), net are gains or losses on foreign exchange transactions, results from equity investments, gains on the sale of business venture investments, write-downs to fair value of certain technology business venture investments due to other than temporary declines in value, other non-operating income or charges related to Holston Defense Corporation ("HDC"), gains from the sale of non-operating assets, royalty income, certain litigation costs, fees on securitized receivables, other non-operating income, and other miscellaneous items.

Income Taxes

The provision for income taxes has been determined using the asset and liability approach of accounting for income taxes. Under this approach, deferred taxes represent the future tax consequences expected to occur when the reported amounts of assets and liabilities are recovered or paid. The provision for income taxes represents income taxes paid or payable for the current year plus the change in deferred taxes during the year. Deferred taxes result from differences between the financial and tax bases of the Company's assets and liabilities and are adjusted for changes in tax rates and tax laws when changes are enacted. Valuation allowances are recorded to reduce deferred tax assets when it is more likely than not that a tax benefit will not be realized. Provision has been made for income taxes on unremitted earnings of subsidiaries and affiliates, except for subsidiaries in which earnings are deemed to be permanently reinvested.

In accordance with Interpretation No. 48, "Accounting for Uncertainty in Income Taxes – An Interpretation of FASB No. 109", the Company recognizes income tax positions that meet the more likely than not threshold and accrues interest related to unrecognized income tax positions which is recorded as a component of the income tax provision

Prior to 2007, the Company determined tax contingencies in accordance with SFAS No. 5, "Accounting for Contingencies." The Company recorded estimated tax liabilities to the extent the contingencies were probable and could be reasonably estimated.

2. DISCONTINUED OPERATIONS AND ASSETS HELD FOR SALE

In first quarter 2008, the Company sold its polyethylene terephthalate ("PET") polymers and purified terephthalic acid ("PTA") production facilities in the Netherlands and its PET production facility in the United Kingdom and related businesses for approximately $329 million. The Company recognized a gain of $18 million, net of tax, related to the sale of these businesses which includes the recognition of deferred currency translation adjustments of approximately $40 million, net of tax. In addition, the Company indemnified the buyer against certain liabilities primarily related to taxes, legal matters, environmental matters, and other representations and warranties. As of December 31, 2007, the Company had definitive agreements to sell assets and liabilities related to these businesses, resulting in them being classified as assets held for sale at December 31, 2007. During first quarter 2007, the Company recorded asset impairments and restructuring charges of $21 million for its PET polymers manufacturing facility in Spain, which it sold in second quarter 2007. Net proceeds from the sale of the Spain site were approximately $42 million. In addition, the Company indemnified the buyer against certain liabilities primarily related to taxes, legal matters, environmental matters, and other representations and warranties.

The manufacturing facilities in the Netherlands, United Kingdom, and Spain, and related businesses represent the Company's European PET business and qualify as a component of an entity under SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," and accordingly their results are presented as discontinued operations and are not included in the results from continuing operations for all periods presented in the Company's unaudited consolidated financial statements.

In fourth quarter 2007, the Company sold its PET polymers production facilities in Mexico and Argentina and the related businesses. The results related to the Mexico and Argentina facilities are not presented as discontinued operations due to continuing involvement of the Company's Performance Polymers segment in the region including contract polymer intermediates sales under a transition supply agreement to the divested sites through 2008.

Operating results of the discontinued operations which were formerly included in the Performance Polymers segment are summarized below:

(Dollars in millions)	For years ended December 31, 2008	2007	2006
Sales	$ 169	$ 542	$ 671
Earnings (loss) before income taxes	6	(9)	(18)
Earnings (loss) from discontinued operations, net of tax	--	(10)	(18)
Earnings (loss) on disposal, net of tax	18	(11)	--

Assets and liabilities of the discontinued operations classified as held for sale as of December 31, 2007 are summarized below:

(Dollars in millions)	December 31, 2007
Current assets	
Trade receivables	$ 85
Inventories	49
Total current assets held for sale	134
Non-current assets	
Properties and equipment, net	236
Other non-current assets	5
Total non-current assets held for sale	241
Total assets	$ 375
Current liabilities	
Payables and other current liabilities, net	$ 37
Total current liabilities held for sale	37
Total liabilities	$ 37

3. INVENTORIES

(Dollars in millions)	December 31, 2008	December 31, 2007
At FIFO or average cost (approximates current cost)		
Finished goods	$ 634	$ 607
Work in process	200	195
Raw materials and supplies	328	247
Total inventories	1,162	1,049
LIFO Reserve	(525)	(510)
Total inventories	$ 637	$ 539

Inventories valued on the LIFO method were approximately 75 percent and 70 percent of total inventories for 2008 and 2007, respectively.

4. PROPERTIES AND ACCUMULATED DEPRECIATION

(Dollars in millions)	December 31, 2008	December 31, 2007
Properties		
Land	$ 79	$ 53
Buildings and building equipment	803	782
Machinery and equipment	7,190	7,002
Construction in progress	455	315
Properties and equipment at cost	$ 8,527	$ 8,152
Less: Accumulated depreciation	5,329	5,306
Net properties	$ 3,198	$ 2,846

Cumulative construction-period interest of $204 million and $224 million, reduced by accumulated depreciation of $130 million and $146 million, is included in net properties at December 31, 2008 and 2007, respectively.

Interest capitalized during 2008, 2007, and 2006 was $12 million, $10 million, and $7 million, respectively.

Depreciation expense related to continuing operations was $256 million, $313 million, and $294 million for 2008, 2007, and 2006, respectively. Depreciation expense for the years ended December 31, 2008 and 2007 included $9 million and $49 million, respectively, of accelerated depreciation costs related to restructuring decisions in association with cracking units in Longview, Texas, and higher cost PET polymer intermediates assets in Columbia, South Carolina. The accelerated depreciation was completed in 2008. The transformation at Columbia, South Carolina was completed in 2008. The Company shut down the first of three cracking units as part of the stage phase-out of its three oldest cracking units in Longview, Texas in fourth quarter 2007. Shutdown timing for the remaining two units will depend on feedstock and olefin market conditions.

5. GOODWILL AND OTHER INTANGIBLE ASSETS

Changes in the carrying amount of goodwill follow:

(Dollars in millions)	CASPI Segment	Other Segments	Total Eastman Chemical
Reported balance at December 31, 2006	$ 308	$ 6	$ 314
Currency translation adjustments	2	--	2
Reported balance at December 31, 2007	$ 310	$ 6	$ 316
Additions	--	10	10
Currency translation adjustments	(1)	--	(1)
Reported balance at December 31, 2008	$ 309	$ 16	$ 325

Intangible assets include developed technology, customer lists, patents and patent licenses, and trademarks with a net book value of $79 million in 2008 and $16 million in 2007. Other intangible assets are included in other noncurrent assets on the balance sheet.

6. EQUITY INVESTMENTS

Eastman has a 50 percent interest in and serves as the operating partner in Primester, a joint venture which manufactures cellulose acetate at Eastman's Kingsport, Tennessee plant. This investment is accounted for under the equity method. Eastman's net investment in the joint venture at December 31, 2008 and 2007 was approximately $39 million and $43 million, respectively, which was comprised of the recognized portion of the venture's accumulated deficits, long-term amounts owed to Primester, and a line of credit from Eastman to Primester. Such amounts are included in other noncurrent assets.

Eastman owns a 50 percent interest in Nanjing Yangzi Eastman Chemical Ltd. ("Nanjing"), a company which manufactures Eastotac™ hydrocarbon tackifying resins for the adhesives market. This joint venture is accounted for under the equity method and is included in other noncurrent assets. At December 31, 2008 and 2007, the Company's investment in Nanjing was approximately $5 million and $7 million, respectively.

7. ACQUISITION AND DIVESTITURE OF INDUSTRIAL GASIFICATION INTERESTS

In October 2007, the Company entered into an agreement with Green Rock Energy, L.L.C. ("Green Rock") to jointly develop an industrial gasification facility in Beaumont, Texas through TX Energy, L.L.C. ("TX Energy"). In June 2008, the Company acquired Green Rock's 50 percent ownership interest in TX Energy for approximately $35 million, which is primarily allocated to properties and equipment.

The results of operations of TX Energy for the periods subsequent to the acquisition have been included in Eastman's consolidated financial statements. If TX Energy had been consolidated for the periods prior to the acquisition, the Company's consolidated revenue, net income and earnings per share would not have been materially different than reported. With this acquisition, the Company became the sole owner and developer of the industrial gasification facility in Beaumont, Texas.

Eastman had also begun to participate in an industrial gasification project in St. James Parish, Louisiana sponsored by Faustina Hydrogen Products, L.L.C. ("Faustina"). Through May 2008, the Company had invested approximately $11 million in Faustina. In June 2008, the Company sold its ownership interest in Faustina for approximately $11 million and will no longer participate in the project.

8. PAYABLES AND OTHER CURRENT LIABILITIES

(Dollars in millions)	December 31, 2008	December 31, 2007
Trade creditors	$ 390	$ 578
Accrued payrolls, vacation, and variable-incentive compensation	129	138
Accrued taxes	41	36
Post-employment obligations	60	60
Interest payable	30	31
Bank overdrafts	4	6
Other	165	164
Total payables and other current liabilities	$ 819	$ 1,013

The current portion of post-employment obligations is an estimate of current year payments in excess of plan assets.

9. BORROWINGS

(Dollars in millions)	December 31, 2008	December 31, 2007
Borrowings consisted of:		
3 1/4% notes due 2008	$ --	$ 72
7% notes due 2012	154	148
6.30% notes due 2018	207	188
7 1/4% debentures due 2024	497	497
7 5/8% debentures due 2024	200	200
7.60% debentures due 2027	298	298
Credit facility borrowings	84	188
Other	15	16
Total borrowings	1,455	1,607
Borrowings due within one year	(13)	(72)
Long-term borrowings	$ 1,442	$ 1,535

At December 31, 2008, the Company had credit facilities with various U.S. and foreign banks totaling approximately $800 million. These credit facilities consist of a $700 million revolving credit facility (the "Credit Facility") expiring in April 2013, as well as a 60 million Euro credit facility ("Euro Facility"). The Credit Facility has two tranches, with $125 million expiring in 2012 and $575 million expiring in 2013. The Euro Facility expires in 2012. Borrowings under these credit facilities are subject to interest at varying spreads above quoted market rates. The Credit Facility requires a facility fee on the total commitment. In addition, these credit facilities contain a number of customary covenants and events of default, including the maintenance of certain financial ratios. The Company was in compliance with all such covenants for all periods presented. At December 31, 2008, the Company's credit facility borrowings totaled $84 million at an effective interest rate of 3.74 percent. At December 31, 2007, the Company's credit facility borrowings totaled $188 million at an effective interest rate of 4.79 percent.

The Credit Facility provides liquidity support for commercial paper borrowings and general corporate purposes. Accordingly, any outstanding commercial paper borrowings reduce borrowings available under the Credit Facility. Since the Credit Facility expires in April 2013, any commercial paper borrowings supported by the Credit Facility are classified as long-term borrowings because the Company has the ability and intent to refinance such borrowings on a long-term basis.

In December 2008, outstanding interest rate swaps were settled for $36 million resulting in effective interest rates of 5.22 percent for the 7% notes due in 2012 and 4.14 percent for the 6.30% notes due in 2018. At December 31, 2007 the Company had outstanding interest rate swaps associated with the entire outstanding principle of the 7% notes due in 2012 and $150 million of the outstanding principle of the 6.30% notes due in 2018 to convert the notes from fixed rate to variable rate borrowings. The average variable interest rate on the 7% notes was 7.12 percent for December 31, 2007. The average variable interest rate on the 6.30% notes was 5.52 percent for December 31, 2007.

10. FAIR VALUE OF FINANCIAL INSTRUMENTS

	December 31, 2008		December 31, 2007	
(Dollars in millions)	Recorded Amount	Fair Value	Recorded Amount	Fair Value
Long-term borrowings	$ 1,442	$ 1,369	$ 1,535	$ 1,637

The fair value for fixed-rate borrowings is based on current interest rates for comparable securities. The Company's floating-rate borrowings approximate fair value.

Hedging Programs

Financial instruments held as part of the hedging programs discussed below are recorded at fair value based upon comparable market transactions as quoted by the broker and on valuations based on the current forward market.

The Company is exposed to market risk, such as changes in currency exchange rates, raw material and energy costs and interest rates. The Company uses various derivative financial instruments pursuant to the Company's hedging policies to mitigate these market risk factors and their effect on the cash flows of the underlying transactions. Designation is performed on a specific exposure basis to support hedge accounting. The changes in fair value of these hedging instruments are offset in part or in whole by corresponding changes in the cash flows of the underlying exposures being hedged. The Company does not hold or issue derivative financial instruments for trading purposes.

Currency Rate Hedging

The Company manufactures and sells its products in a number of countries throughout the world and, as a result, is exposed to movements in foreign currency exchange rates. To manage the volatility relating to these exposures, the Company nets the exposures on a consolidated basis to take advantage of natural offsets. To manage the remaining exposure, the Company enters into currency options and forwards to hedge probable anticipated, but not yet committed, export sales and purchase transactions expected within no more than five years and denominated in foreign currencies (principally the Euro, British pound, and the Japanese yen) and forward exchange contracts to hedge certain firm commitments denominated in foreign currencies. These contracts are designated as cash flow hedges. The mark-to-market gains or losses on qualifying hedges are included in accumulated other comprehensive income (loss) to the extent effective, and reclassified into sales in the period during which the hedged transaction affects earnings.

Raw Material and Energy Hedging

Raw material and energy sources used by the Company are subject to price volatility caused by weather, supply conditions, economic variables and other unpredictable factors. To mitigate short-term fluctuations in market prices for propane and natural gas, the Company enters into option and forward contracts. These contracts are designated as cash flow hedges. The mark-to-market gains or losses on qualifying hedges are included in accumulated other comprehensive income (loss) to the extent effective, and reclassified into cost of sales in the period during which the hedged transaction affects earnings.

Interest Rate Hedging

The Company's policy is to manage interest cost using a mix of fixed and variable rate debt. To manage this mix in a cost-efficient manner, the Company enters into interest rate swaps in which the Company agrees to exchange the difference between fixed and variable interest amounts calculated by reference to an agreed upon notional principal amount. These swaps are designated to hedge the fair value of underlying debt obligations with the interest rate differential reflected as an adjustment to interest expense over the life of the swaps. As these instruments are 100 percent effective, there is no impact on earnings due to hedge ineffectiveness.

From time to time, the Company also utilizes interest rate derivative instruments, primarily forwards, to hedge the Company's exposure to movements in interest rates on anticipated debt offerings. These instruments are designated as cash flow hedges and are typically 100 percent effective. As a result, there is no current impact on earnings due to hedge ineffectiveness. The mark-to-market gains or losses on these hedges are included in accumulated other comprehensive income (loss) to the extent effective, and are reclassified into interest expense over the term of the related debt instruments.

Hedging Summary

At December 31, 2008, monetized positions and mark-to-market gains from raw materials and energy, currency, and certain interest rate hedges that were included in accumulated other comprehensive income totaled approximately $20 million. If realized, approximately $7 million in gains will be reclassified into earnings during the next 12 months. The mark-to-market gains or losses on non-qualifying, excluded and ineffective portions of hedges are immediately recognized in cost of sales or other income and charges. There were none recognized in 2008.

At December 31, 2007, mark-to-market losses from raw materials and energy, currency, and certain interest rate hedges that were included in accumulated other comprehensive loss totaled approximately $3 million. The mark-to-market gains or losses on non-qualifying, excluded and ineffective portions of hedges are immediately recognized in cost of sales or other income and charges. The Company recognized a $3 million net gain during 2007.

11. RETIREMENT PLANS

Eastman maintains defined benefit plans that provide eligible employees with retirement benefits. Prior to 2000, benefits were calculated using a defined benefit formula based on age, years of service, and the employee's final average compensation as defined in the plans. Effective January 1, 2000, the Company's U.S. defined benefit pension plan, the Eastman Retirement Assistance Plan, was amended. Employees' accrued pension benefits earned prior to January 1, 2000 are calculated based on previous plan provisions using the employee's age, years of service, and final average compensation as defined in the plans. The amended defined benefit pension plan uses a pension equity formula based on age, years of service, and final average compensation to calculate an employee's retirement benefits from January 1, 2000 forward. Benefits payable will be the combined pre-2000 and post-1999 benefits. Employees hired on or after January 1, 2007 will not be eligible for the U.S. defined benefit pension plans.

Benefits are paid to employees from trust funds. Contributions to the plan are made as permitted by laws and regulations. The pension trust fund does not directly own any of the Company's common stock.

Pension coverage for employees of Eastman's non-U.S. operations is provided, to the extent deemed appropriate, through separate plans. The Company systematically provides for obligations under such plans by depositing funds with trustees, under insurance policies, or by book reserves.

Eastman adopted the provisions of SFAS No. 158 as of December 31, 2006. The table below summarizes the incremental effects of SFAS No. 158 adoption on the individual line items in the Statement of Financial Position at December 31, 2006 for defined benefit retirement plans.

	December 31, 2006		
(Dollars in millions)	Pre-SFAS No. 158	Adjustment to initially apply FAS 158	Post SFAS No. 158 Adjustment
Intangible asset	$ 21	$ (21)	$ --
Deferred tax asset	119	42	161
Accrued pension liability	(241)	(105)	(346)
Accumulated other comprehensive loss, net of tax	(207)	(84)	(291)

NOTES TO THE AUDITED CONSOLIDATED FINANCIAL STATEMENTS

Below is a summary balance sheet of the change in plan assets during 2008 and 2007, the funded status of the plans, amounts recognized in the Statements of Financial Position, and a summary of amounts recognized in accumulated other comprehensive income.

The assumptions used to develop the projected benefit obligation for the Company's significant U.S. and non-U.S. defined benefit pension plans are also provided in the following tables.

Summary Balance Sheet

(Dollars in millions)	2008	2007
Change in projected benefit obligation:		
Benefit obligation, beginning of year	$ 1,470	$ 1,593
Service cost	46	48
Interest cost	87	90
Actuarial gain	--	(58)
Plan amendments and other	(22)	(55)
Effect of currency exchange	(52)	16
Benefits paid	(106)	(164)
Benefit obligation, end of year	$ 1,423	$ 1,470
Change in plan assets:		
Fair value of plan assets, beginning of year	$ 1,346	$ 1,247
Actual return on plan assets	(290)	115
Plan amendments and other	--	1
Effect of currency exchange	(41)	12
Company contributions	21	135
Benefits paid	(106)	(164)
Fair value of plan assets, end of year	$ 930	$ 1,346
Funded Status at end of year	$ (493)	$ (124)
Amounts recognized in the Statements of Financial Position consist of:		
Noncurrent Asset	$ --	$ 2
Current liability	(3)	(3)
Noncurrent liability	(490)	(123)
Net amount recognized, end of year	$ (493)	$ (124)
Amounts recognized in accumulated other comprehensive income consist of:		
Net actuarial loss	$ 712	$ 360
Prior service credit	(70)	(58)
Accumulated other comprehensive loss	$ 642	$ 302

The accumulated benefit obligation basis at the end of 2008 and 2007 was $1,345 million and $1,358 million, respectively.

NOTES TO THE AUDITED CONSOLIDATED FINANCIAL STATEMENTS

A summary of the components of net periodic benefit cost recognized for Eastman's significant U.S. and non-U.S. defined benefit pension plans follows:

Summary of Benefit Costs and Other Amounts Recognized in Other Comprehensive Income

(Dollars in millions)	2008	2007	2006
Components of net periodic benefit cost:			
Service cost	$ 46	$ 48	$ 44
Interest cost	88	90	82
Expected return on assets	(105)	(105)	(88)
Curtailment charge	9	4	--
Amortization of:			
Prior service credit	(16)	(9)	(10)
Actuarial loss	27	35	39
Net periodic benefit cost	$ 49	$ 63	$ 67
Other changes in plan assets and benefit obligations recognized in other comprehensive income:			
Curtailment effect	$ 15	$ 10	$ --
Current year actuarial (loss) gain	(395)	68	--
Current year prior service credit	16	49	--
Amortization of:			
Prior service credit	(16)	(9)	(10)
Actuarial loss	27	35	39
Effect of currency exchange	13	(3)	--
Total	$ (340)	$ 150	$ 29

	2008	2007	2006
Weighted-average assumptions used to determine benefit obligations for years ended December 31:			
Discount rate	6.05%	6.03%	5.66%
Expected return on assets	8.47%	8.54%	8.57%
Rate of compensation increase	3.57%	3.83%	3.78%
Weighted-average assumptions used to determine net periodic pension cost for years ended December 31:			
Discount rate	6.03%	5.66%	5.51%
Expected return on assets	8.54%	8.57%	8.59%
Rate of compensation increase	3.83%	3.78%	3.75%

The fair value of plan assets for domestic plans at December 31, 2008 and 2007 was $739 million and $1,107 million, respectively, while the fair value of plan assets at December 31, 2008 and 2007 for non-U.S. plans was $191 million and $239 million, respectively. At December 31, 2008 and 2007, the expected long-term rate of return on the U.S. plan assets was 9 percent, while the expected long-term rate of return on non-U.S. plan assets was 6.40 percent and 6.43 percent at December 31, 2008 and 2007, respectively. The target allocation for the Company's U.S. pension plan for 2009 and the asset allocation at December 31, 2008 and 2007, by asset category, is as follows:

Asset category	Target Allocation	Plan Assets at December 31, 2008	Plan Assets at December 31, 2007
Equity securities	59%	50%	69%
Debt securities	12%	6%	9%
Real estate	9%	16%	8%
Other investments	20%	28%	14%
Total	100%	100%	100%

The asset allocation for the Company's non-U.S. pension plans at December 31, 2008 and 2007, and the target allocation for 2009, by asset category, is as follows:

Asset category	Target Allocation	Plan Assets at December 31, 2008	Plan Assets at December 31, 2007
Equity securities	37%	32%	34%
Debt securities	55%	61%	57%
Other investments	8%	7%	9%
Total	100%	100%	100%

The Company's investment strategy for its defined benefit pension plans is to maximize long-term rate of return on plan assets within an acceptable level of risk in order to minimize the cost of providing pension benefits. The investment policy establishes a target allocation range for each asset class and the fund is managed within those ranges. The plans use a number of investment approaches including equity, real estate, and fixed income funds in which the underlying securities are marketable in order to achieve this target allocation. The U.S. plan also invests in private equity and other funds.

The expected rate of return was determined by modeling the expected long-term rates of return for broad categories of investments held by the plan against a number of various potential economic scenarios.

The Company funded its U.S. defined benefit plan for 2007 by $100 million in January 2007.

Benefits expected to be paid from pension plans are as follows:

(Dollars in millions)	2009	2010	2011	2012	2013	2014-2018
U.S. plans	$100	$106	$113	$113	$117	$619
Non U.S. plans	$5	$5	$6	$6	$6	$40

The estimated net loss and prior service credit for the pension plans that will be amortized from accumulated other comprehensive income into net periodic cost over the next fiscal year are $30 million and $16 million, respectively.

DEFINED CONTRIBUTION PLANS

The Company sponsors a defined contribution employee stock ownership plan (the "ESOP"), a qualified plan under Section 401(a) of the Internal Revenue Code, which is a component of the Eastman Investment Plan and Employee Stock Ownership Plan ("EIP/ESOP"). Eastman anticipates that it will make annual contributions for substantially all U.S. employees equal to 5 percent of eligible compensation to the ESOP, or for employees who have five or more prior ESOP contributions, to either the Eastman Stock Fund or other investment funds within the EIP. Employees may diversify to other investment funds within the EIP from the ESOP at any time without restrictions. Allocated shares in the ESOP totaled 1,465,656; 1,540,303; and 1,721,199 shares as of December 31, 2008, 2007, and 2006, respectively. Dividends on shares held by the EIP/ESOP are charged to retained earnings. All shares held by the EIP/ESOP are treated as outstanding in computing earnings per share.

In July 2006, the Company amended its EIP/ESOP to provide a company match of 50 percent of the first 7 percent of an employee's compensation contributed to the plan for employees who are hired on or after January 1, 2007. Employees who are hired on or after January 1, 2007, will also be eligible for the 5 percent contribution to the ESOP as described above.

Charges for domestic contributions to the EIP/ESOP were $33 million, $34 million, and $35 million for 2008, 2007, and 2006, respectively.

POSTRETIREMENT WELFARE PLANS

Eastman provides a subsidy toward life insurance and health care and dental benefits for eligible retirees hired prior to January 1, 2007, and a subsidy toward health care benefits for retirees' eligible survivors. In general, Eastman provides those benefits to retirees eligible under the Company's U.S. plans. Similar benefits are also made available to retirees of HDC, a wholly-owned subsidiary of the Company that, prior to January 1, 1999, operated a government-owned ammunitions plant. HDC's contract with the Department of Army ("DOA") provided for reimbursement of allowable costs incurred by HDC including certain postretirement welfare costs, for as long as HDC operated the plant. After the contract was terminated at the end of 1998, the Army did not contribute further to these costs. The Company pursued extraordinary relief from the DOA and was granted an award effective in the fourth quarter 2006 in the amount of $95 million. This award was for reimbursement of previously expensed postretirement benefit costs. The Company began recognizing the impact of the reimbursement in fourth quarter 2006 by recording an unrecognized gain and will be amortizing the remaining gain into earnings over an extended period of time. Included in other income is a gain of $4 million for both 2008 and 2007 and $12 million for 2006 reflecting a portion of the unrecognized gain resulting from the award.

Employees hired on or after January 1, 2007 will have access to postretirement health care benefits only; Eastman will not provide a subsidy toward the premium cost of postretirement benefits for those employees.

A few of the Company's non-U.S. operations have supplemental health benefit plans for certain retirees, the cost of which is not significant to the Company.

Below is a summary balance sheet of the change in plan assets during 2008 and 2007, the funded status of the plans, amounts recognized in the Statements of Financial Position, and a summary of amounts recognized in accumulated other comprehensive income.

Summary Balance Sheet

(Dollars in millions)	2008	2007
Change in benefit obligation:		
Benefit obligation, beginning of year	$ 716	$ 731
Service cost	7	7
Interest cost	43	43
Plan participants' contributions	18	16
Actuarial (gain) loss	26	(16)
Benefits paid	(64)	(59)
Plan amendments	--	(6)
Benefit obligation, end of year	$ 746	$ 716
Change in plan assets:		
Fair value of plan assets, beginning of year	$ 56	$ 57
Actual return on plan assets	(19)	2
Company contributions	39	37
Reserve for third party contributions	25	3
Plan participants' contributions	18	16
Benefits paid	(64)	(59)
Fair value of plan assets, end of year	$ 55	$ 56
Funded status	$ (691)	$ (660)
Amounts recognized in the Statements of Financial Position consist of:		
Current liabilities	$ (40)	$ (40)
Non-current liabilities	(651)	(620)
Net amount recognized, end of year	$ (691)	$ (660)
Amounts recognized in accumulated other comprehensive income consist of:		
Actuarial (gain) loss	$ 191	$ 176
Prior service (credit) cost	(172)	(194)
Accumulated other comprehensive income	$ 19	$ (18)

NOTES TO THE AUDITED CONSOLIDATED FINANCIAL STATEMENTS

A summary of the components of net periodic benefit cost recognized for Eastman's postretirement benefit cost follows:

Summary of Benefit Costs

(Dollars in millions)	2008	2007	2006
Components of net periodic benefit cost:			
Service cost	$ 6	$ 7	$ 8
Interest cost	43	43	41
Expected return on assets	(4)	(3)	--
Other	--	--	(12)
Amortization of:			
Prior service credit	(23)	(23)	(22)
Actuarial loss	10	12	15
Net periodic benefit cost	$ 32	$ 36	$ 30

Weighted-average assumptions used to determine end of year benefit obligations:	2008	2007	2006
Discount rate	6.08%	6.19%	5.86%
Rate of compensation increase	3.50%	3.75%	3.75%
Health care cost trend			
Initial	8.00%	9.00%	9.00%
Decreasing to ultimate trend of	5.00%	5.00%	5.00%
in year	2015	2012	2011

Weighted-average assumptions used to determine end of year net benefit cost:	2008	2007	2006
Discount rate	6.19%	5.86%	5.62%
Rate of compensation increase	3.75%	3.75%	3.75%
Health care cost trend			
Initial	9.00%	9.00%	8.00%
Decreasing to ultimate trend of	5.00%	5.00%	5.00%
in year	2012	2011	2009

Benefits, net of participant contributions, expected to be paid for post-employment obligations are as follows:

(Dollars in millions)	2009	2010	2011	2012	2013	2014-2018
U.S. plans	$46	$46	$47	$47	$48	$262

An 8 percent rate of increase in per capita cost of covered health care benefits is assumed for 2009. The rate is assumed to decrease gradually to 5 percent for 2015 and remain at that level thereafter. A 1 percent increase or decrease in health care trend would have had no material impact on the 2008 service and interest costs or the 2008 benefit obligation, because the Company's contributions for benefits are fixed.

The estimated net loss and prior service credit for the postretirement benefit plans that will be amortized from accumulated other comprehensive income into net periodic cost over the next fiscal year are $12 million and $23 million, respectively.

12. COMMITMENTS

Purchase Obligations and Lease Commitments

At December 31, 2008, the Company had various purchase obligations totaling approximately $1.6 billion over a period of approximately 15 years for materials, supplies, and energy incident to the ordinary conduct of business. The Company also had various lease commitments for property and equipment under cancelable, noncancelable, and month-to-month operating leases totaling approximately $115 million over a period of several years. Of the total lease commitments, approximately 16 percent relate to machinery and equipment, including computer and communications equipment and production equipment; approximately 41 percent relate to real property, including office space, storage facilities and land; and approximately 43 percent relate to railcars. Rental expense, net of sublease income, was approximately $44 million, $56 million, and $62 million in 2008, 2007, and 2006, respectively.

The obligations described above are summarized in the following table:

(Dollars in millions)	Payments Due For					
Period	Notes and Debentures	Credit Facility Borrowings and Other	Interest Payable	Purchase Obligations	Operating Leases	Total
2009	$ --	$ 13	$ 100	$ 351	$ 30	$ 494
2010	--	--	100	387	26	513
2011	2	--	100	246	22	370
2012	154	84	92	243	14	587
2013	--	--	85	230	9	324
2014 and beyond	1,202	--	877	140	14	2,233
Total	$ 1,358	$ 97	$ 1,354	$ 1,597	$ 115	$ 4,521

Accounts Receivable Securitization Program

In 1999, the Company entered into an agreement that allows the Company to sell certain trade receivables on a non-recourse basis to a consolidated special purpose entity which in turn may sell interests in those receivables to a third party purchaser which generally funds its purchases via the issuance of commercial paper backed by the receivables interests. The agreement permits the sale of undivided interests in domestic trade accounts receivable. The assets of the special purpose entity are not available to satisfy the Company's general obligations. Receivables sold to the third party totaled $200 million at December 31, 2008 and December 31, 2007. Undivided interests in designated receivable pools were sold to the purchaser with recourse limited to the purchased interest in the receivable pools. Average monthly proceeds from collections reinvested in the continuous sale program were approximately $339 million and $308 million in 2008 and 2007, respectively.

Guarantees

FASB Interpretation No. 45 ("FIN 45"), "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others," an interpretation of FASB Statements No. 5, 57, and 107 and "Rescission of FASB Interpretation No. 34" clarifies the requirements of SFAS No. 5, "Accounting for Contingencies," relating to the guarantor's accounting for, and disclosure of, the issuance of certain types of guarantees. Disclosures about each group of similar guarantees are provided below.

Residual Value Guarantees

If certain operating leases are terminated by the Company, it guarantees a portion of the residual value loss, if any, incurred by the lessors in disposing of the related assets. Under these operating leases, the residual value guarantees at December 31, 2008 totaled $152 million and consisted primarily of leases for railcars, company aircraft, and other equipment. Leases with guarantee amounts totaling $2 million, $11 million, and $139 million will expire in 2009, 2011, and 2012, respectively. The Company believes, based on current facts and circumstances, that the likelihood of a material payment pursuant to such guarantees is remote.

Other Guarantees

Guarantees and claims also arise during the ordinary course of business from relationships with suppliers, customers and non-consolidated affiliates when the Company undertakes an obligation to guarantee the performance of others if specified triggering events occur. Non-performance under a contract could trigger an obligation of the Company. These potential claims include actions based upon alleged exposures to products, intellectual property and environmental matters, and other indemnifications. The ultimate effect on future financial results is not subject to reasonable estimation because considerable uncertainty exists as to the final outcome of these claims. However, while the ultimate liabilities resulting from such claims may be significant to results of operations in the period recognized, management does not anticipate they will have a material adverse effect on the Company's consolidated financial position or liquidity.

Variable Interest Entities

The Company has evaluated its material contractual relationships and has concluded that the entities involved in these relationships are not VIEs or, in the case of Primester, a joint venture that manufactures cellulose acetate at the Company's Kingsport, Tennessee plant, the Company is not the primary beneficiary of the VIE. As such, in accordance with FASB Interpretation Number 46, "Consolidation of Variable Interest Entities", the Company is not required to consolidate these entities. In addition, the Company has evaluated long-term purchase obligations with an entity that may be a VIE at December 31, 2008. This potential VIE is a joint venture from which the Company has purchased raw materials and utilities for several years and purchases approximately $50 million of raw materials and utilities on an annual basis. The Company has no equity interest in this entity and has confirmed that one party to this joint venture does consolidate the potential VIE. However, due to competitive and other reasons, the Company has not been able to obtain the necessary financial information to determine whether the entity is a VIE, and whether or not the Company is the primary beneficiary.

13. ENVIRONMENTAL MATTERS

Certain Eastman manufacturing sites generate hazardous and nonhazardous wastes, the treatment, storage, transportation, and disposal of which are regulated by various governmental agencies. In connection with the cleanup of various hazardous waste sites, the Company, along with many other entities, has been designated a potentially responsible party ("PRP"), by the U.S. Environmental Protection Agency under the Comprehensive Environmental Response, Compensation and Liability Act, which potentially subjects PRPs to joint and several liability for such cleanup costs. In addition, the Company will be required to incur costs for environmental remediation and closure and postclosure under the federal Resource Conservation and Recovery Act. Reserves for environmental contingencies have been established in accordance with Eastman's policies described in Note 1, "Significant Accounting Policies." Because of expected sharing of costs, the availability of legal defenses, and the Company's preliminary assessment of actions that may be required, management does not believe that the Company's liability for these environmental matters, individually or in the aggregate, will be material to the Company's consolidated financial position, results of operations or cash flows. The Company's reserve for environmental contingencies was $41 million and $42 million at December 31, 2008 and 2007, respectively, representing the minimum or best estimate for remediation costs and the best estimate accrued to date over the facilities' estimated useful lives for asset retirement obligation costs. Estimated future environmental expenditures for remediation costs range from the minimum or best estimate of $11 million to the maximum of $21 million at December 31, 2008.

The following table summarizes the activity in the Company's accrued obligations for environmental matters for the years ended December 31, 2008 and 2007:

Accrued Obligations for Environmental Matters

(Dollars in millions)	December 31, 2008	December 31, 2007
Beginning environmental liability	$ 42	$ 47
Liabilities incurred in current period	4	1
Liabilities settled in current period	(4)	(6)
Accretion expense	2	2
Revisions to estimated cash flow	(3)	(2)
Ending environmental liability	$ 41	$ 42

For additional information, refer to Note 26, "Reserve Rollforwards."

14. LEGAL MATTERS

General

From time to time, the Company and its operations are parties to, or targets of, lawsuits, claims, investigations and proceedings, including product liability, personal injury, asbestos, patent and intellectual property, commercial, contract, environmental, antitrust, health and safety, and employment matters, which are being handled and defended in the ordinary course of business. While the Company is unable to predict the outcome of these matters, it does not believe, based upon currently available facts, that the ultimate resolution of any such pending matters will have a material adverse effect on its overall financial condition, results of operations or cash flows. However, adverse developments could negatively impact earnings or cash flows in a particular future period.

15. STOCKHOLDERS' EQUITY

A reconciliation of the changes in stockholders' equity for 2006, 2007, and 2008 is provided below:

(Dollars in millions)	Common Stock at Par Value $	Paid-in Capital $	Retained Earnings $	Accumulated Other Comprehensive Income (Loss) $	Treasury Stock at Cost $	Total Stockholders' Equity $
Balance at December 31, 2005	1	320	1,923	(200)	(432)	1,612
Net Earnings	--	--	409	--	--	409
Cash Dividends[1]	--	--	(146)	--	--	(146)
Other Comprehensive Income	--	--	--	107	--	107
Effect of FAS 158 adoption	--	--	--	(81)	--	(81)
Share-based Compensation Expense [2]	--	22	--	--	--	22
Stock Option Exercises	--	83	--	--	--	83
Other [3]	--	23	--	--	--	23
Balance at December 31, 2006	1	448	2,186	(174)	(432)	2,029
Net Earnings	--	--	300	--	--	300
Effect of FIN 48 Adoption	--	--	8	--	--	8
Cash Dividends Declared [1]	--	--	(145)	--	--	(145)
Other Comprehensive Income	--	--	--	146	--	146
Share-based Compensation Expense [2]	--	18	--	--	--	18
Stock Option Exercises	--	87	--	--	--	87
Other [3]	--	20	--	--	1	21
Stock Repurchases	--	--	--	--	(382)	(382)
Balance at December 31, 2007	1	573	2,349	(28)	(813)	2,082
Net Earnings	--	--	346	--	--	346
Cash Dividends Declared [1]	--	--	(132)	--	--	(132)
Other Comprehensive Income	--	--	--	(307)	--	(307)
Share-based Compensation Expense [2]	--	24	--	--	--	24
Stock Option Exercises	--	46	--	--	--	46
Other [3]	--	(5)	--	--	--	(5)
Stock Repurchases	--	--	--	--	(501)	(501)
Balance at December 31, 2008	1	638	2,563	(335)	(1,314)	1,553

(1) Includes cash dividends paid and dividends declared, but unpaid. Also, includes the redemption of the outstanding preferred stock purchase rights.
(2) Includes the fair value of equity share-based awards recognized under SFAS No. 123(R).
(3) The tax benefits relating to the difference between the amounts deductible for federal income taxes over the amounts charged to income for book value purposes have been credited to paid-in capital.

The Company is authorized to issue 400 million shares of all classes of stock, of which 50 million may be preferred stock, par value $0.01 per share, and 350 million may be common stock, par value $0.01 per share. The Company declared dividends of $1.76 per share in each of 2008, 2007, and 2006.

The Company established a benefit security trust in 1997 to provide a degree of financial security for unfunded obligations under certain plans and contributed to the trust a warrant to purchase up to 1 million shares of common stock of the Company for par value. The warrant, which remains outstanding, is exercisable by the trustee if the Company does not meet certain funding obligations, which obligations would be triggered by certain occurrences, including a change in control or potential change in control, as defined, or failure by the Company to meet its payment obligations under covered unfunded plans. Such warrant is excluded from the computation of diluted earnings per share because the conditions upon which the warrant becomes exercisable have not been met.

The additions to paid-in capital for 2008, 2007, and 2006 are primarily the result of stock option exercises by employees. Effective January 1, 2006, this includes exercises and recognition of compensation expense of equity awards determined under SFAS No. 123(R).

On February 4, 1999, the Company was authorized by its Board of Directors to repurchase up to $400 million of its common stock. Through January 2007, a total of 2.7 million shares of common stock was repurchased under the authorization at a cost of approximately $112 million. On February 20, 2007, the Board of Directors cancelled its prior authorization for stock repurchases and approved a new authorization for the repurchase of up to $300 million of the Company's outstanding common stock. The Company completed the $300 million repurchase authorization in September 2007 acquiring a total of 4.6 million shares. In October 2007, the Board of Directors authorized an additional $700 million for repurchase of the Company's outstanding common shares at such times, in such amounts, and on such terms, as determined to be in the best interests of the Company. As of December 31, 2008, a total of 9.4 million shares have been repurchased under this authorization for a total amount of approximately $583 million.

The Company's charitable foundation held the following shares of the Company's common stock at December 31 of each year and are reported in treasury stock: 82,674 shares for 2008 and 2007 and 106,771 shares for 2006.

During the fourth quarter of 2006, the Board of Directors of the Company redeemed all of the outstanding preferred stock purchase rights issuable pursuant to the Stockholder Protection Rights Agreement and terminated the Stockholder Protection Rights Agreement. The payment of $0.01 per share of common stock was recorded in dividends payable at December 31, 2006 and was paid January 2, 2007.

For 2008, 2007, and 2006, the weighted average number of common shares outstanding used to compute basic earnings per share was 75.2 million, 82.8 million, and 82.1 million, respectively, and for diluted earnings per share was 76.0 million, 83.9 million, and 83.2 million, respectively, reflecting the effect of dilutive share-based equity awards outstanding. Excluded from the 2008, 2007, and 2006 calculation of diluted earnings per share were 2,355,954 stock options, 1,026,284 stock options, and 3,284,662 stock options, respectively, because the total market value of option exercises for these awards was less than the total cash proceeds that would be received from these exercises.

Shares of common stock issued (1)	2008	2007	2006
Balance at beginning of year	93,630,292	91,579,441	89,566,115
Issued for employee compensation and benefit plans	865,568	2,050,851	2,013,326
Balance at end of year	94,495,860	93,630,292	91,579,441

(1) Includes shares held in treasury.

ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

(Dollars in millions)	Cumulative Translation Adjustment $	Unrecognized Loss and Prior Service Cost $	Unrealized Gains (Losses) on Cash Flow Hedges $	Unrealized Losses on Investments $	Accumulated Other Comprehensive Income (Loss) $
Balance at December 31, 2006	121	(288)	(6)	(1)	(174)
Period change	36	106	3	1	146
Balance at December 31, 2007	157	(182)	(3)	--	(28)
Period change	(97)	(232)	23	(1)	(307)
Balance at December 31, 2008	60	(414)	20	(1)	(335)

Amounts of other comprehensive income (loss) are presented net of applicable taxes. The Company records deferred income taxes on the cumulative translation adjustment related to branch operations and other entities included in the Company's consolidated U.S. tax return. No deferred income taxes are provided on the cumulative translation adjustment of subsidiaries outside the United States, as such cumulative translation adjustment is considered to be a component of permanently invested, unremitted earnings of these foreign subsidiaries.

16. SHARE-BASED COMPENSATION PLANS AND AWARDS

2007 Omnibus Long-Term Compensation Plan

Eastman's 2007 Omnibus Long-Term Compensation Plan ("2007 Omnibus Plan") was approved by shareholders at the May 3, 2007 Annual Meeting of Shareholders and shall remain in effect until its fifth anniversary. The 2007 Omnibus Plan authorizes the Compensation and Management Development Committee of the Board of Directors to: grant awards, designate participants, determine the types and numbers of awards, determine the terms and conditions of awards and determine the form of award settlement. Under the 2007 Omnibus Plan, the aggregate number of shares reserved and available for issuance is 4.1 million. Any stock distributed pursuant to an award may consist of, in whole or in part, authorized and unissued stock, treasury stock, or stock purchased on the open market. Under the 2007 Omnibus Plan and previous plans, the form of awards have included: restricted stock and restricted stock units, stock options, stock appreciation rights ("SAR's"), and performance shares. The 2007 Omnibus Plan is flexible as to the number of specific forms of awards, but provides that stock options and SARs are to be granted at an exercise price not less than 100 percent of the per share fair market value on the date of the grant.

2008 Director Long-Term Compensation Subplan

Eastman's 2008 Director Long-Term Compensation Subplan ("2008 Directors' Subplan"), a component of the 2007 Omnibus Plan, remains in effect until terminated by the Board of Directors or the earlier termination of the 2007 Omnibus Plan. The 2008 Directors' Subplan provides for structured awards of restricted shares to non-employee members of the Board of Directors. Restricted shares awarded under the 2008 Directors' Subplan are subject to the same terms and conditions of the 2007 Omnibus Plan. The 2008 Directors' Subplan does not constitute a separate source of shares for grant of equity awards and all shares awarded are part of the 4.1 million shares authorized by the 2007 Omnibus Plan. Shares of restricted stock are granted upon the first day of a non-employee director's initial term of service and shares of restricted stock are granted each year to each non-employee director on the date of the annual meeting of stockholders.

The Company is authorized by the Board of Directors under the 2007 Omnibus Plan and 2008 Directors' Subplan to provide grants to employees and non-employee members of the Board of Directors. It has been the Company's practice to issue new shares rather than treasury shares for equity awards that require payment by the issuance of common stock and to withhold or accept back shares awarded to cover the income taxes of employee participants. Shares of non-employee directors are not withheld or acquired for the withholding of their income taxes. Shares of unrestricted common stock owned by specified senior management level employees are accepted by the Company to pay for the exercise price of stock options in accordance with the terms and conditions of their awards.

On January 1, 2006, the Company adopted SFAS No. 123 Revised December 2004 ("SFAS No. 123(R)"), "Share-Based Payment". Effective with the adoption of SFAS No 123(R), compensation expense for all employee and non-employee director share-based compensation awards are recognized in the financial statements, in accordance with the adopted modified prospective method, based upon their grant date fair value over the requisite service or vesting period: a) based upon the requirements of SFAS No. 123(R) for all new awards granted after the effective date of implementation and b) based upon the requirements of SFAS No. 123, "Accounting for Stock-Based Compensation" for all awards granted prior to the effective date of SFAS No. 123(R) that remain unvested on the effective date.

For 2008, 2007, and 2006, total share-based compensation expense (before tax) of approximately $21 million, $26 million, and $29 million, respectively, was recognized in selling, general and administrative expense in the consolidated statement of earnings for all share-based awards of which approximately $9 million, $13 million, and $17 million, respectively, related to stock options. SFAS No. 123(R) requires that compensation expense is recognized over the substantive vesting period, which may be a shorter time period than the stated vesting period for retirement-eligible employees. For 2008, 2007, and 2006, approximately $2 million, $3 million and $8 million, respectively, of stock option compensation expense was recognized due to retirement eligibility preceding the requisite vesting period.

Stock Option Awards

Options have been granted on an annual basis to non-employee directors under predecessor plans to the 2008 Directors' Subplan and by the Compensation and Management Development Committee of the Board of Directors under the 2007 Omnibus Plan and predecessor plans to employees. Option awards have an exercise price equal to the closing price of the Company's stock on the date of grant. The term life of options is ten years with vesting periods that vary up to three years. Vesting usually occurs ratably over the vesting period or at the end of the vesting period. The Company utilizes the Black Scholes Merton ("BSM") option valuation model which relies on certain assumptions to estimate an option's fair value.

The weighted average assumptions used in the determination of fair value for stock options awarded in 2008, 2007, and 2006 are provided in the table below:

Assumptions	2008	2007	2006
Expected volatility rate	21.96 %	20.80 %	21.40 %
Expected dividend yield	2.66 %	2.92 %	3.24 %
Average risk-free interest rate	2.76 %	4.24 %	4.62 %
Expected forfeiture rate	0.75 %	0.75 %	0.75 %
Expected term years	5.00	4.40	4.40

The volatility rate of grants is derived from historical Company common stock price volatility over the same time period as the expected term of each stock option award. The volatility rate is derived by mathematical formula utilizing the weekly high closing stock price data over the expected term.

The expected dividend yield is calculated using the expected Company annual dividend amount over the expected term divided by the fair market value of the Company's common stock.

NOTES TO THE AUDITED CONSOLIDATED FINANCIAL STATEMENTS

The average risk-free interest rate is derived from United States Department of Treasury published interest rates of daily yield curves for the same time period as the expected term.

SFAS No. 123(R) specifies only share-based awards expected to vest be included in share-based compensation expense. Estimated forfeiture rates are determined using historical forfeiture experience for each type of award and are excluded from the quantity of awards included in share-based compensation expense.

The weighted average expected term reflects the analysis of historical share-based award transactions and includes option swap and reload grants which may have much shorter remaining expected terms than new option grants.

A summary of the activity of the Company's stock option awards for 2008, 2007, and 2006 are presented below:

	2008		2007		2006	
	Options	Weighted-Average Exercise Price	Options	Weighted-Average Exercise Price	Options	Weighted-Average Exercise Price
Outstanding at beginning of year	4,481,300	$ 55	5,866,900	$ 52	6,616,800	$ 48
Granted	445,700	38	643,000	65	1,481,300	61
Exercised	(691,500)	51	(2,010,100)	50	(2,001,800)	45
Cancelled, forfeited, or expired	(17,800)	55	(18,500)	59	(229,400)	56
Outstanding at end of year	4,217,700	$ 54	4,481,300	$ 55	5,866,900	$ 52
Options exercisable at year-end	2,980,100		2,686,800		3,385,100	
Available for grant at end of year	2,545,400		3,379,200		1,244,900	

The following table provides the remaining contractual term and weighted average exercise prices of stock options outstanding and exercisable at December 31, 2008:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding at 12/31/08	Weighted-Average Remaining Contractual Life (Years)	Weighted-Average Exercise Price	Number Exercisable at 12/31/08	Weighted-Average Exercise Price
$30-45	701,900	7.5	$ 37	276,200	$ 37
$46-52	645,100	3.7	48	644,100	48
$53-59	1,031,800	6.8	54	951,000	54
$60-64	1,242,600	7.5	61	821,100	61
$65-74	596,300	7.5	66	287,700	66
	4,217,700	6.7	$ 54	2,980,100	$ 54

The range of exercise prices of options outstanding at December 31, 2008 is approximately $30 to $74 per share. The aggregate intrinsic value of total options outstanding and total options exercisable at December 31, 2008 is insignificant. Intrinsic value is the amount by which the closing market price of the stock at December 31, 2008 exceeds the exercise price of the option grants.

The weighted average remaining contractual life of all exercisable options is 5.9 years.

The weighted average fair value of options granted during 2008, 2007, and 2006 were $6.59, $11.12, and $10.57, respectively. The total intrinsic value of options exercised during the years ended December 31, 2008, 2007, and 2006, was $15 million, $30 million, and $27 million, respectively. Cash proceeds received by the Company from option exercises and the related tax benefit totals $35 million and $4 million, respectively for 2008, $91 million and $10 million, respectively, for 2007, and $83 million and $10 million, respectively, for 2006. The total fair value of shares vested during the years ended December 31, 2008, 2007, and 2006 was $11 million, $13 million, and $9 million, respectively.

A summary of the status of the Company's nonvested options as of December 31, 2008 and changes during the year then ended is presented below:

Nonvested Options	Number of Options		Weighted-Average Grant Date Fair Value
Nonvested at January 1, 2008	1,794,500	$	10.87
Granted	445,700		6.59
Vested	(994,100)		10.71
Forfeited	(8,600)		10.34
Nonvested Options at December 31, 2008	1,237,500	$	9.46

For options unvested at December 31, 2008, approximately $4 million in compensation expense will be recognized over three years.

Other Share-Based Compensation Awards

In addition to stock option awards, the Company has long-term performance stock awards, restricted stock awards, and stock appreciation rights. The long-term performance awards are based upon actual return on capital compared to a target return on capital and total shareholder return compared to a peer group ranking by total shareholder return. The recognized compensation cost before tax for these other share-based awards in the years ended December 31, 2008, 2007, and 2006 is approximately $12 million, $13 million, and $12 million, respectively. The unrecognized compensation expense before tax for these same type awards at December 31, 2008 is approximately $30 million and will be recognized primarily over a period of three years.

17. DIVESTITURES

Certain Businesses and Product Lines and Related Assets in CASPI, PCI, and Performance Polymers Segments

On November 30, 2007, the Company sold its PET polymers production facilities in Mexico and Argentina and the related businesses for net proceeds of approximately $160 million and an earn-out provision based on certain future sales amounts. The Company will continue to produce certain intermediates products for the buyer under supply agreements through 2008. In addition, the Company indemnified the buyer against certain liabilities primarily related to taxes, legal matters, environmental matters, and other representations and warranties. The results related to the Mexico and Argentina facilities are not presented as discontinued operations due to continuing involvement of the Company's Performance Polymers segment in the region including certain intermediates products sales to the divested sites. During 2007, the Company recorded asset impairments and restructuring charges of approximately $115 million related to the Mexico and Argentina PET sites.

On November 30, 2006, the Company sold its polyethylene ("PE") and Epolene™ polymer businesses and related assets located at the Longview, Texas site and the Company's ethylene pipeline in the CASPI and Performance Polymers segments for net proceeds of approximately $235 million. The Company also retained and subsequently collected approximately $83 million of accounts receivable related to these businesses and product lines. The Company will continue to produce certain products for the buyer under ongoing supply agreements and purchase certain products from the buyer under ongoing purchase agreements with terms up to ninety-nine years. As part of these agreements, the Company began a staged phase-out of older cracking units in 2007, with timing dependent in part on market conditions, resulting in accelerated depreciation and environmental closure obligations. In addition, the Company indemnified the buyer against certain liabilities primarily related to taxes, legal matters, environmental matters, and other representations and warranties. In 2006, the Company recorded a gain of $75 million in other operating income related to this transaction.

On October 31, 2006, the Company sold its Batesville, Arkansas manufacturing facility and related assets and the specialty organic chemicals product lines in the Performance Chemicals and Intermediates ("PCI") segment for net proceeds of approximately $74 million. The Company also retained and subsequently collected approximately $9 million of accounts receivable related to these businesses and product lines. The Company will continue to produce certain products for the buyer under ongoing supply agreements and purchase certain products from the buyer under ongoing purchase agreements with terms up to five years. In addition, the Company indemnified the buyer against certain liabilities primarily related to taxes, legal matters, environmental matters, and other representations and warranties. In 2006, the Company recorded $7 million in other operating loss related to this transaction.

18. ASSET IMPAIRMENTS AND RESTRUCTURING CHARGES, NET

Restructuring charges totaled $46 million during 2008. Impairments and restructuring charges totaled $112 million during 2007, consisting of non-cash asset impairments of $122 million and restructuring gains of $10 million. Impairments and restructuring charges totaled $101 million during 2006, consisting of non-cash asset impairments of $62 million and restructuring charges of $39 million.

The following table summarizes the 2008, 2007, and 2006 charges by segment:

(Dollars in millions)	2008	2007	2006
CASPI:			
Fixed asset impairments	$ --	$ --	$ 6
Severance charges	--	(1)	4
Site closure and restructuring costs	--	--	3
Fibers:			
Severance charges	--	--	2
PCI:			
Fixed asset impairments	--	--	10
Severance charges	8	(1)	6
Site closure and restructuring costs	14	--	4
Performance Polymers:			
Fixed asset impairments	--	118	30
Severance charges	2	(5)	16
Site closure and restructuring costs	22	--	--
Specialty Plastics ("SP"):			
Fixed asset impairments	--	2	12
Severance charges	--	(2)	4
Site closure and restructuring costs	--	1	--
Other:			
Fixed asset impairments	--	--	3
Intangible asset impairments	--	2	1
Site closure and restructuring costs	--	(2)	--
Total Eastman Chemical Company			
Fixed asset impairments	$ --	$ 120	$ 61
Intangible asset impairments	--	2	1
Severance charges	10	(9)	32
Site closure and restructuring costs	36	(1)	7
Total Eastman Chemical Company	$ 46	$ 112	$ 101

2008

During 2008, the Company recorded $46 million in restructuring charges. These charges consist of approximately $24 million in the Performance Polymers segment for restructuring at the South Carolina facility, $22 million in asset impairments and restructuring charges primarily for severance and pension charges in the PCI segment resulting from the decision to close a previously impaired site in the United Kingdom.

2007

In fourth quarter 2007 asset impairments and restructuring gains totaled $4 million related primarily to the adjustments to previously recorded charges for Cendian Corporation ("Cendian"), the Company's logistics subsidiary, and the PET manufacturing facilities in Latin America which were sold in third quarter 2007.

In third quarter 2007 asset impairments and restructuring charges totaled $114 million were primarily the impairment of assets of Eastman's PET manufacturing facilities in Cosoleacaque, Mexico, and Zarate, Argentina which were classified as held for sale as of September 30, 2007. The Company wrote down the value of the assets of these facilities in third quarter 2007 to the expected sales proceeds less cost to sell. These charges were in the Performance Polymers segment. Also in third quarter 2007, the Company adjusted the severance accrual recorded in fourth quarter 2006 which resulted in a reversal of approximately $5 million, which was reflected in all segments.

In first and second quarter 2007, the Company recorded $2 million in charges related primarily to the site closure and asset removal related to the shutdown of the Company's Spanish cyclohexane dimethanol ("CHDM") manufacturing facility, located adjacent to the PET manufacturing facility. These charges were offset by the reversal of fourth quarter 2006 severance accrual at the same site, as the employees included in the CHDM severance accrual were employed by the purchaser of the San Roque, Spain PET manufacturing facility, relieving the Company of the severance obligation. These charges were reflected in the Performance Polymers and SP segments.

2006

In fourth quarter 2006, the Company recorded asset impairments and restructuring charges of $78 million, consisting of non-cash impairments of $42 million and restructuring charges of $36 million. The asset impairments consisted of approximately $20 million related to the shutdown of the CHDM manufacturing assets in San Roque, Spain, utilized in the SP and the Performance Polymers segments and $22 million primarily related to the shutdown of a research and development pilot plant in the Performance Polymers segment. The decisions to shutdown the San Roque, Spain site to gain operational efficiencies at other facilities and to shutdown the research and development pilot plant were made in fourth quarter 2006. The restructuring charges consisted of $32 million of estimated severance costs primarily for work force reductions and $3 million of other charges.

In third quarter 2006, asset impairments and restructuring charges totaled $13 million. During third quarter 2006, the Company classified the Batesville, Arkansas manufacturing facility as an asset group held for sale and recorded a related $11 million impairment charge to reduce the recorded book value of the assets to the estimated sales proceeds.

In second quarter 2006, asset impairments and restructuring charges totaled $3 million, relating primarily to previously closed manufacturing facilities.

In first quarter 2006, asset impairments and restructuring charges totaled $7 million, relating primarily to the divestiture of a previously closed manufacturing facility.

The following table summarizes the charges and changes in estimates described above, other asset impairments and restructuring charges, the non-cash reductions attributable to asset impairments, and the cash reductions in shutdown reserves for severance costs and site closure costs paid:

(Dollars in millions)	Balance at January 1, 2006	Provision/ Adjustments	Non-cash Reductions	Cash Reductions	Balance at December 31, 2006
Noncash charges	$ --	$ 62	$ (62)	$ --	$ --
Severance costs	3	32	--	(1)	34
Site closure and restructuring costs	7	7	--	--	14
Total	$ 10	$ 101	$ (62)	$ (1)	$ 48

	Balance at January 1, 2007	Provision/ Adjustments	Non-cash Reductions	Cash Reductions	Balance at December 31, 2007
Noncash charges	$ --	$ 122	$ (122)	$ --	$ --
Severance costs	34	(9)	--	(18)	7
Site closure and restructuring costs	14	(1)	--	(2)	11
Total	$ 48	$ 112	$ (122)	$ (20)	$ 18

	Balance at January 1, 2008	Provision/ Adjustments	Non-cash Reductions	Cash Reductions	Balance at December 31, 2008
Noncash charges	$ --	$ 2	$ (2)	$ --	$ --
Severance costs	7	10	--	(12)	5
Site closure and restructuring costs	11	34	--	(20)	25
Total	$ 18	$ 46	$ (2)	$ (32)	$ 30

A majority of all severance and site closure costs are expected to be applied to the reserves within one year.

During 2008, the Company accrued for approximately 40 employee separations. As of the end of 2008, no separations for the 2008 accrual were complete and all of the 2007 and 2006 separations were completed. During 2007, the Company accrued for approximately 25 employee separations. As of the end of 2007, approximately 10 of the 2007 separations were not complete and approximately 40 of the 2006 separations were not complete. During 2006, the Company accrued for approximately 400 employee separations. As of the end of 2006, no separations accrued for were completed.

19. OTHER OPERATING INCOME, NET

(Dollars in millions)	2008	2007	2006
Other operating income, net	$ (16)	$ --	$ (68)

Other operating income, net for 2008 reflects a gain of $16 million from the sale of certain mineral rights at an operating manufacturing site. Other operating income, net for 2006 reflects a gain of $75 million on the sale of the Company's PE and Epolene™ polymer businesses, related assets, and the Company's ethylene pipeline and charges of approximately $7 million related to the sale of the Company's Batesville, Arkansas manufacturing facility and related assets and product lines. For additional information, see Note 17, "Divestitures".

20. OTHER CHARGES (INCOME), NET

(Dollars in millions)	2008	2007	2006
Foreign exchange transactions losses (gains)	$ 17	$ (11)	$ (2)
Equity and business venture investments losses (gains)	6	(12)	(12)
Other, net	(3)	(5)	(3)
Other charges (income), net	$ 20	$ (28)	$ (17)

Included in other charges (income), net are gains or losses on foreign exchange transactions, results from equity investments, gains on the sale of business venture investments, write-downs to fair value of certain technology business venture investments due to other than temporary declines in value, other non-operating income or charges related to HDC, gains from the sale of non-operating assets, royalty income, certain litigation costs, fees on securitized receivables, other non-operating income, and other miscellaneous items.

Equity and business venture investments (gains) losses for 2008, 2007, and 2006 included gains of $4 million, $4 million, and $12 million, respectively, resulting from a favorable decision of the U.S. Department of the Army to reimburse post-employment benefits being provided to retirees of HDC, a wholly owned subsidiary. This gain reflected a portion of the unrecognized gain resulting from the reimbursement decision that will be amortized into earnings over future periods. For additional information, see Note 11, "Retirement Plans".

21. INCOME TAXES

Components of earnings (loss) before income taxes and the provision (benefit) for U.S. and other income taxes from continuing operations follow:

(Dollars in millions)	2008	2007	2006
Earnings (loss) from continuing operations before income taxes			
United States	$ 355	$ 489	$ 601
Outside the United States	74	(19)	(7)
Total	$ 429	$ 470	$ 594
Provision (benefit) for income taxes on earnings from continuing operations			
United States			
Current	$ 88	$ 173	$ 135
Deferred	7	(24)	22
Outside the United States			
Current	16	(30)	6
Deferred	(1)	21	(14)
State and other			
Current	2	10	17
Deferred	(11)	(1)	1
Total	$ 101	$ 149	$ 167

NOTES TO THE AUDITED CONSOLIDATED FINANCIAL STATEMENTS

The following represents the deferred tax charge (benefit) recorded as a component of accumulated other comprehensive income (loss) in stockholders' equity.

(Dollars in millions)	2008	2007	2006
Unrecognized loss and prior service cost	$ (142)	$ 56	$ (9)
Cumulative translation adjustment	16	5	2
Unrealized gains (losses) on cash flow hedges	14	3	(1)
Total	$ (112)	$ 64	$ (8)

Total income tax expense (benefit) included in the consolidated financial statements was composed of the following:

	2008	2007	2006
Continuing operations	$ 101	$ 149	$ 167
Discontinued operations	(12)	(3)	(1)
Other comprehensive income	(112)	64	(8)
Total	$ (23)	$ 210	$ 158

Differences between the provision for income taxes on earnings from continuing operations and income taxes computed using the U.S. federal statutory income tax rate follow:

(Dollars in millions)	2008	2007	2006
Amount computed using the statutory rate	$ 150	$ 165	$ 208
State income taxes, net	(6)	8	12
Foreign rate variance	(4)	(3)	(2)
Extraterritorial income exclusion	--	--	(9)
Domestic manufacturing deduction	(7)	(11)	(4)
ESOP dividend payout	(1)	(1)	(2)
Capital loss benefits	(12)	(3)	(25)
Change in reserves for tax contingencies	(8)	(2)	(3)
Net operating loss benefits	--	--	(11)
General business credits	(16)	(5)	(2)
Other	5	1	5
Provision for income taxes	$ 101	$ 149	$ 167

The 2008 effective tax rate was impacted by a $16 million benefit resulting from a gasification investment tax credit of $11 million and a research and development tax credit of $5 million, a $14 million benefit from state income tax credits (net of federal effect), a $12 million benefit from the reversal of a U.S. capital loss valuation allowance associated with the sale of businesses, and a $6 million benefit from the settlement of a non-U.S. income tax audit.

The 2006 effective tax rate from continuing operations was impacted by $25 million of net deferred tax benefit resulting from the reversal of capital loss carryforward valuation reserves and $11 million of deferred tax benefit resulting from the reversal of foreign net operating loss valuation reserves.

The significant components of deferred tax assets and liabilities follow:

(Dollars in millions)	December 31, 2008	2007
Deferred tax assets		
Post-employment obligations	$ 491	$ 343
Net operating loss carry forwards	113	130
Capital loss carry forwards	33	42
Other	37	42
Total deferred tax assets	674	557
Less valuation allowance	(131)	(146)
Deferred tax assets less valuation allowance	$ 543	$ 411
Deferred tax liabilities		
Depreciation	$ (599)	$ (629)
Inventory reserves	(23)	(42)
Total deferred tax liabilities	$ (622)	$ (671)
Net deferred tax liabilities	$ (79)	$ (260)
As recorded in the Consolidated Statements of Financial Position:		
Other current assets	$ 2	$ 5
Other noncurrent assets	28	45
Payables and other current liabilities	(3)	(10)
Deferred income tax liabilities	(106)	(300)
Net deferred tax liabilities	$ (79)	$ (260)

Unremitted earnings of subsidiaries outside the United States, considered to be reinvested indefinitely, totaled $287 million at December 31, 2008. It is not practicable to determine the deferred tax liability for temporary differences related to those unremitted earnings.

For certain consolidated foreign subsidiaries, income and losses directly flow through to taxable income in the United States. These entities are also subject to taxation in the foreign tax jurisdictions. Net operating loss carryforwards exist to offset future taxable income in foreign tax jurisdictions and valuation allowances are provided to reduce deferred related tax assets if it is more likely than not that this benefit will not be realized. Changes in the estimated realizable amount of deferred tax assets associated with net operating losses for these entities could result in changes in the deferred tax asset valuation allowance in the foreign tax jurisdiction. At the same time, because these entities are also subject to tax in the United States, a deferred tax liability for the expected future taxable income will be established concurrently. Therefore, the impact of any reversal of valuation allowances on consolidated income tax expense will only be to the extent that there are differences between the United States statutory tax rate and the tax rate in the foreign jurisdiction. A valuation allowance of $78 million at December 31, 2008, has been provided against the deferred tax asset resulting from these operating loss carryforwards.

At December 31, 2008, foreign net operating loss carryforwards totaled $391 million. Of this total, $258 million will expire in 3 to 15 years; and $133 million has no expiration date.

Amounts due to and from tax authorities as recorded in the Consolidated Statements of Financial Position:

	December 31,	
(Dollars in millions)	2008	2007
Miscellaneous receivables	$ 10	$ 20
Payables and other current liabilities	11	6
Other long-term liabilities	11	24
Total income taxes payable	$ 22	$ 30

The Company adopted the provisions of FASB Interpretation No. 48, "Accounting for Uncertainty in Incomes Taxes", ("FIN 48"), on January 1, 2007. As a result of the implementation of FIN 48 and reliance on the FASB Staff Position No. FIN 48-1, "Definition of Settlement in FASB Interpretation No. 48", the Company recognized a decrease of approximately $3 million in the liability for unrecognized tax benefits, which was accounted for as a $8 million increase to the January 1, 2007 balance of retained earnings and a $5 million decrease in long-term deferred tax liabilities. A reconciliation of the beginning and ending amounts of unrecognized tax benefits is as follows:

	December 31,	
	2008	2007
(Dollars in millions)		
Balance at January 1	$ 24	$ 28
Additions based on tax positions related to current year	--	1
Reductions for tax positions of prior years	(4)	(3)
Settlements	(7)	--
Lapse of statute of limitations	(2)	(2)
Balance at December 31	$ 11	$ 24

As of December 31, 2008 and 2007, $11 million and $24 million, respectively, of unrecognized tax benefits would, if recognized, impact the Company's effective tax rate.

Interest and penalties, net, related to unrecognized tax benefits are recorded as a component of income tax expense. As of January 1, 2008 and 2007, the Company had accrued a liability of approximately $4 million and $3 million, respectively, for interest, net of tax and had no accrual for tax penalties. During 2008, the Company recognized income of $2 million for interest, net of tax and no penalties associated with unrecognized tax benefits, resulting in an accrued balance of $2 million for interest, net of tax benefit and no amount of penalties as of December 31, 2008. During 2007, the Company recognized expense of $1 million for interest, net of tax and no penalties associated with unrecognized tax benefits, resulting in an accrued balance of $4 million for interest, net of tax benefit and no amount of penalties as of December 31, 2007.

The Company or one of its subsidiaries files tax returns in the U.S. federal jurisdiction, and various states and foreign jurisdictions. With few exceptions, the Company is no longer subject to U.S. federal, state and local, or non-U.S. income tax examinations by tax authorities for years before 2002. It is reasonably possible that within the next 12 months the Company will recognize approximately $3 million of unrecognized tax benefits as a result of the expiration of relevant statutes of limitations.

22. SUPPLEMENTAL CASH FLOW INFORMATION

(Dollars in millions)	2008	2007	2006
Cash paid for interest and income taxes is as follows:			
Interest, net of amounts capitalized	$ 96	$ 108	$ 105
Income taxes paid	150	173	157

Derivative financial instruments and related gains and losses are included in cash flows from operating activities.

Non-cash portion of losses from the Company's equity investments was $9 million for 2008. The non-cash portions of earnings from the Company's equity investments in 2007 and 2006 were $3 million and $1 million, respectively.

23. SEGMENT INFORMATION

The Company's products and operations are managed and reported in five reportable operating segments, consisting of the CASPI segment, the Fibers segment, the PCI segment, the Performance Polymers segment, and the SP segment.

The CASPI segment manufactures raw materials, additives, and specialty polymers, primarily for the paints and coatings, inks, and adhesives markets. The CASPI segment's products consist of liquid vehicles, coatings additives, and hydrocarbon resins and rosins and rosin esters. Liquid vehicles, such as ester, ketone and alcohol solvents, maintain the binders in liquid form for ease of application. Coatings additives, such as cellulosic polymers, Texanol™ ester alcohol and chlorinated polyolefins, enhance the rheological, film formation and adhesion properties of paints, coatings, and inks. Hydrocarbon resins and rosins and rosin esters are used in adhesive, ink, and polymers compounding applications. Additional products are developed in response to, or in anticipation of, new applications where the Company believes significant value can be achieved. In 2006, the Company sold its Epolene™ polymer businesses and related assets located at the Longview, Texas site.

The Fibers segment manufactures Estron™ acetate tow and Estrobond™ triacetin plasticizers which are used primarily in cigarette filters; Estron™ and Chromspun™ acetate yarns for use in apparel, home furnishings and industrial fabrics; acetate flake for use by other acetate tow producers; and acetyl chemicals.

The PCI segment manufactures diversified products that are used in a variety of markets and industrial and consumer applications, including chemicals for agricultural intermediates, fibers, food and beverage ingredients, photographic chemicals, pharmaceutical intermediates, polymer compounding, and chemical manufacturing intermediates. As part of the sale of the Performance Polymers segment's PE business, the Company has agreed to supply ethylene to the buyer. These sales of ethylene, previously used internally as a raw material, are reported in the PCI segment. Additionally, the Company sold its Batesville, Arkansas manufacturing facility and related assets in 2006.

The Performance Polymers segment manufactures and supplies PET intermediates and polymers for use primarily in beverage and food packaging, including carbonated soft drinks, water, juices, sports drinks, beer, and food containers that are suitable for both conventional and microwave oven use. Other end-uses for PET packaging include bottles for non-food items such as household cleaners and clear, disposable clamshell trays such as those used in delis and salad bars. In 2007, the Company's PET manufacturing facility based on IntegRex™ technology became fully operational and produces ParaStar™, the next generation PET resins. During fourth quarter 2007, the Company sold its Mexico and Argentina PET manufacturing sites. In 2006, the Company sold its PE businesses, related assets and the Company's ethylene pipeline located at the Longview, Texas site.

The SP segment's key products include engineering and specialty polymers, specialty film and sheet products, and packaging film and fiber products. Included in these are highly specialized copolyesters and cellulosic plastics that possess unique performance properties for value-added end uses such as appliances, store fixtures and displays, building and construction, electronic packaging, medical packaging, personal care and cosmetics, performance films, tape and labels, fiber, photographic and optical film, graphic arts, and general packaging. In fourth quarter 2007, Eastman commercialized a new family of high-temperature copolyester products, Eastman Tritan™ copolyester. In 2006, Eastman commercialized a new family of cellulosic polymers, Visualize™ cellulosics, for the liquid crystal displays market.

(Dollars in millions)	2008	2007	2006
Sales by Segment			
CASPI	$ 1,524	$ 1,451	$ 1,421
Fibers	1,045	999	910
PCI	2,160	2,095	1,659
Performance Polymers	1,074	1,413	1,971
SP	923	872	818
Total Sales by Segment	6,726	6,830	6,779
Other	--	--	--
Total Sales	$ 6,726	$ 6,830	$ 6,779

(Dollars in millions)	2008	2007	2006
Operating Earnings (Loss)			
CASPI [(1)]	$ 202	$ 235	$ 229
Fibers [(2)]	238	238	226
PCI [(3)]	153	220	132
Performance Polymers [(4)]	(57)	(207)	68
SP [(5)]	35	65	46
Total Operating Earnings by Segment	571	551	701
Other [(6)]	(52)	(47)	(47)
Total Operating Earnings	$ 519	$ 504	$ 654

(1) CASPI includes $(1) million and $13 million in 2007 and 2006, respectively, in asset impairments and restructuring charges (gains) for previously closed manufacturing facilities and severance costs of a voluntary reduction in force and $5 million in 2008 in other operating income related to the sale of certain mineral rights at an operating manufacturing site.

(2) Fibers includes $2 million in 2006 in asset impairments and restructuring charges related to severance costs.

(3) PCI includes $22 million, $(1) million, and $20 million in 2008, 2007, and 2006, respectively, in asset impairments and restructuring charges (gains) related to the divestiture of the Batesville, Arkansas facility, manufacturing facilities outside the U.S. and severance charges, $5 million, $19 million and $2 million in 2008, 2007 and 2006, respectively, in accelerated depreciation related to crackers at the Company's Longview, Texas facility, and other operating (income) charges of $(9) million and $7 million, respectively, related to the sale of certain mineral rights at an operating manufacturing site and the divestiture of the Batesville, Arkansas facility.

(4) Performance Polymers includes $24 million, $113 million, and $46 million in 2008, 2007 and 2006, respectively, in asset impairments and restructuring charges related to restructuring at the South Carolina facility using IntegRex™ technology, partially offset by a resolution of a contingency from the sale of the Company's PE and Epolene™ polymer businesses divested in fourth quarter 2006, the PET divestitures in Mexico and Argentina, the shutdown of a research and development pilot plant in Kingsport, Tennessee, discontinued production of CHDM modified polymers in San Roque, Spain and severance costs related to a reduction in force in the U.S. and Spain, $4 million, $29 million, and $7 million in 2008, 2007, and 2006, respectively, of accelerated depreciation related to assets in Columbia, South Carolina and other operating income of $75 million in 2006 from the divestiture of the PE businesses and related assets.

(5) SP includes $1 million and $16 million in 2007 and 2006, respectively, in asset impairments and restructuring charges related to the discontinued production of CHDM in Spain, a previously closed manufacturing facility and severance costs, $1 million in both 2007 and 2006 of accelerated depreciation related to assets in Columbia, South Carolina, and $2 million in 2008 in other operating income related to the sale of certain mineral rights at an operating manufacturing site.

(6) Other includes $4 million in 2006 primarily for the shutdown of Cendian's business activities.

(Dollars in millions)	2008	2007	2006
Assets by Segment (1)			
CASPI	$ 1,160	$ 1,114	$ 1,078
Fibers	758	692	651
PCI	844	1,062	926
Performance Polymers (2)	606	727	1,480
SP	828	622	599
Total Assets by Segment	4,196	4,217	4,734
Corporate Assets	1,085	1,417	1,398
Assets Held for Sale (2)(3)	--	375	--
Total Assets	$ 5,281	$ 6,009	$ 6,132

(1) Assets managed by the Chief Operating Decision Maker include accounts receivable, inventory, fixed assets, and goodwill.

(2) The Performance Polymers assets have decreased as a result of asset impairments, divestitures in Spain and Latin America, and classification of European assets as assets held for sale as of December 31, 2007.

(3) For more information regarding assets held for sale, see Note 2, "Discontinued Operations and Assets Held for Sale."

(Dollars in millions)	2008	2007	2006
Depreciation Expense by Segment (1)			
CASPI	$ 50	$ 53	$ 54
Fibers	50	57	41
PCI	53	70	59
Performance Polymers	49	81	93
SP	53	50	47
Total Depreciation Expense by Segment	255	311	294
Other	1	2	--
Total Depreciation Expense	$ 256	$ 313	$ 294

(1) In the fourth quarter 2006, the Company made strategic decisions relating to the scheduled shutdown of cracking units in Longview, Texas and a planned shutdown of higher cost PET assets in Columbia, South Carolina. In 2008, accelerated depreciation costs resulting from these decisions were $5 million and $4 million in PCI and Performance Polymers, respectively. In 2007, accelerated depreciation costs were $19 million, $29 million, and $1 million in PCI, Performance Polymers, and SP segments, respectively. In 2006, accelerated depreciation costs were $2 million, $7 million, and $1 million in PCI, Performance Polymers, and SP segments, respectively.

(Dollars in millions)	2008	2007	2006
Capital Expenditures by Segment			
CASPI	$ 69	$ 73	$ 60
Fibers	87	87	44
PCI	126	104	66
Performance Polymers	126	126	125
SP	152	111	94
Total Capital Expenditures by Segment	560	501	389
Other	90	17	--
Total Capital Expenditures	$ 650	$ 518	$ 389

(Dollars in millions)	2008	2007	2006
Geographic Information			
Sales			
United States	$ 3,965	$ 3,959	$ 4,039
All foreign countries	2,761	2,871	2,740
Total	$ 6,726	$ 6,830	$ 6,779
Long-Lived Assets, Net			
United States	$ 2,794	$ 2,564	$ 2,407
All foreign countries	404	518	662
Total	$ 3,198	$ 3,082	$ 3,069

NOTES TO THE AUDITED CONSOLIDATED FINANCIAL STATEMENTS

24. QUARTERLY SALES AND EARNINGS DATA – UNAUDITED

(Dollars in millions, except per share amounts)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2008				
Sales	$ 1,727	$ 1,834	$ 1,819	$ 1,346
Gross profit	337	321	322	146
Asset impairment and restructuring charges	17	3	2	24
Other operating income	--	--	--	(16)
Earnings from continuing operations	115	115	100	(2)
Gain (loss) from disposal of discontinued operations, net of tax	18	--	--	--
Net earnings	133	115	100	(2)
Earnings from continuing operations per share [1]				
Basic	$ 1.47	$ 1.51	$ 1.35	$ (0.03)
Diluted	$ 1.46	$ 1.48	$ 1.33	$ (0.03)
Earnings (loss) from discontinued operations per share [1][2]				
Basic	$ 0.23	$ --	$ --	$ --
Diluted	$ 0.22	$ --	$ --	$ --
Net earnings per share [1]				
Basic	$ 1.70	$ 1.51	$ 1.35	$ (0.03)
Diluted	$ 1.68	$ 1.48	$ 1.33	$ (0.03)

(1) Each quarter is calculated as a discrete period; the sum of the four quarters may not equal the calculated full year amount.
(2) In first quarter 2008, the Company sold its PET polymers and PTA production facilities in the Netherlands and its PET production facility in the United Kingdom and related businesses.

(Dollars in millions, except per share amounts)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter[(2)]
2007				
Sales	$ 1,637	$ 1,764	$ 1,692	$ 1,737
Gross profit	286	309	307	290
Asset impairment and restructuring charges	--	2	114	(4)
Earnings from continuing operations	93	102	25	101
Earnings (loss) from discontinued operations, net of tax	(3)	1	(5)	(3)
Gain (loss) from disposal of discontinued operations, net of tax	(13)	2	--	--
Net earnings	77	105	20	98
Earnings from continuing operations per share [(1)]				
Basic	$ 1.11	$ 1.21	$ 0.30	$ 1.26
Diluted	$ 1.10	$ 1.19	$ 0.30	$ 1.25
Earnings (loss) from discontinued operations per share [(1)]				
Basic	$ (0.19)	$ 0.03	$ (0.06)	$ (0.04)
Diluted	$ (0.19)	$ 0.03	$ (0.06)	$ (0.04)
Net earnings per share [(1)]				
Basic	$ 0.92	$ 1.24	$ 0.24	$ 1.22
Diluted	$ 0.91	$ 1.22	$ 0.24	$ 1.21

(1) Each quarter is calculated as a discrete period; the sum of the four quarters may not equal the calculated full year amount.

(2) In fourth quarter 2007, the Company completed the sale of its Argentina and Mexico manufacturing sites and related businesses.

25. RECENTLY ISSUED ACCOUNTING STANDARDS

Effective first quarter 2008, the Company adopted SFAS No. 157, except as it applies to those nonfinancial assets and nonfinancial liabilities addressed in FASB Staff Position FAS 157-2 ("FSP FAS 157-2"). The FASB issued FSP FAS 157-2 which delays the effective date of SFAS No. 157 to fiscal years beginning after November 15, 2008 for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). The Company has concluded that FSP FAS 157-2 will not have an impact on the Company's consolidated financial statements upon adoption.

In December 2007, the FASB issued SFAS No. 141 (revised 2007) "Business Combinations" ("SFAS No. 141R") which replaces SFAS No. 141 "Business Combinations" ("SFAS No. 141"). SFAS No. 141R retains the fundamental requirements of SFAS No. 141 that the acquisition method of accounting be used for all business combinations. However, SFAS No. 141R provides for the following changes from SFAS No. 141: an acquirer will record 100% of assets and liabilities of acquired business, including goodwill, at fair value, regardless of the level of interest acquired; certain contingent assets and liabilities will be recognized at fair value at the acquisition date; contingent consideration will be recognized at fair value on the acquisition date with changes in fair value to be recognized in earnings upon settlement; acquisition-related transaction and restructuring costs will be expensed as incurred; reversals of valuation allowances related to acquired deferred tax assets and changes to acquired income tax uncertainties will be recognized in earnings; and when making adjustments to finalize preliminary accounting, acquirers will revise any previously issued post-acquisition financial information in future financial statements to reflect any adjustments as if they occurred on the acquisition date. SFAS No. 141R applies prospectively to business combinations for which the acquisition date is on or after January 1, 2009. SFAS No. 141R will not have an impact on the Company's consolidated financial statements when effective, but the nature and magnitude of the specific effects will depend upon the nature, terms, and size of the acquisitions consummated after the effective date.

In December 2007, the FASB issued SFAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements—an amendment of ARB No. 51" ("SFAS No. 160"), which establishes accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. SFAS No. 160 provides that accounting and reporting for minority interests be recharacterized as noncontrolling interests and classified as a component of equity. This Statement also establishes reporting requirements that provide sufficient disclosures that clearly identify and distinguish between the interests of the parent and the interests of the noncontrolling owners. SFAS No. 160 applies to all entities that prepare consolidated financial statements but will affect only those entities that have an outstanding noncontrolling interest in one or more subsidiaries or that deconsolidate a subsidiary. This Statement is effective as of the beginning of an entity's first fiscal year beginning after December 15, 2008. The Company has concluded that SFAS No. 160 will not have a material impact on the Company's consolidated financial position, liquidity, or results of operations.

In March 2008, the FASB issued SFAS Statement No. 161 "Disclosures about Derivative Instruments and Hedging Activities" ("SFAS No. 161"). The new standard is intended to improve financial reporting about derivative instruments and hedging activities by requiring enhanced disclosures to enable investors to better understand their effects on an entity's financial position, financial performance, and cash flows. It is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. The new standard also improves transparency about the location and amounts of derivative instruments in an entity's financial statements; how derivative instruments and related hedged items are accounted for under SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities"; and how derivative instruments and related hedged items affect its financial position, financial performance, and cash flows. The Company has concluded that SFAS No. 161 will not have a material impact on the Company's disclosures.

In June 2008, the FASB issued FASB Staff Position ("FSP") Emerging Issues Task Force (" EITF") Issue No. 03-6-1, " Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities" (" EITF Issue No. 03-6-1"). The FSP addresses whether instruments granted in share-based payment transactions are participating securities prior to vesting and, therefore, need to be included in the earnings allocation in computing earnings per share under the two-class method. The FSP affects entities that accrue dividends on share-based payment awards during the awards' service period when the dividends do not need to be returned if the employees forfeit the award. This FSP is effective for fiscal years beginning after December 15, 2008. The Company has concluded that EITF Issue No. 03-6-1 will not have a material impact on the Company's consolidated financial statements.

In December 2008, the FASB issued FSP FAS 132(R)-1, "Employers' Disclosures about Postretirement Benefit Plan Assets." This FSP amends FASB Statement No. 132 (revised 2003), "Employers' Disclosures about Pensions and Other Postretirement Benefits," to provide guidance on an employer's disclosures about plan assets of a defined benefit pension or other postretirement plan. This FSP is effective for fiscal years ending after December 15, 2009. The Company is currently evaluating the effect FSP 132(R)-1 will have on its disclosures.

26. RESERVE ROLLFORWARDS

Valuation and Qualifying Accounts

	Balance at January 1, 2006	Additions: Charged to Cost and Expense	Additions: Charged to Other Accounts	Deductions	Balance at December 31, 2006
Reserve for:					
Doubtful accounts and returns	$ 20	$ (3)	$ --	$ 2	$ 15
LIFO Inventory	447	17	--	--	464
Environmental contingencies	51	10	--	14	47
Deferred tax valuation allowance	197	(67)	--	--	130
	$ 715	$ (43)	$ --	$ 16	$ 656

	Balance at January 1, 2007	Charged to Cost and Expense	Charged to Other Accounts	Deductions	Balance at December 31, 2007
Reserve for:					
Doubtful accounts and returns	$ 15	$ (1)	$ --	$ 8	$ 6
LIFO Inventory	464	46	--	--	510
Environmental contingencies	47	3	--	8	42
Deferred tax valuation allowance	130	8	8	--	146
	$ 656	$ 56	$ 8	$ 16	$ 704

	Balance at January 1, 2008	Charged to Cost and Expense	Charged to Other Accounts	Deductions	Balance at December 31, 2008
Reserve for:					
Doubtful accounts and returns	$ 6	$ 6	$ --	$ 4	$ 8
LIFO Inventory	510	15	--	--	525
Environmental contingencies	42	5	--	6	41
Deferred tax valuation allowance	146	(10)	(5)	--	131
	$ 704	$ 16	$ (5)	$ 10	$ 705

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

The Company maintains a set of disclosure controls and procedures designed to ensure that information required to be disclosed by the Company in reports that it files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized, and reported within the time periods specified in Securities and Exchange Commission rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Securities Exchange Act of 1934 is accumulated and communicated to the Company's management, including its principal executive and principal financial officers as appropriate to allow timely decisions regarding required disclosure. An evaluation was carried out under the supervision and with the participation of the Company's management, including the Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO"), of the effectiveness of the Company's disclosure controls and procedures. Based on that evaluation, the CEO and CFO have concluded that as of December 31, 2008, the Company's disclosure controls and procedures were effective to ensure that information required to be disclosed was accumulated and communicated to management as appropriate to allow timely decisions regarding required disclosure.

Management's Report on Internal Control Over Financial Reporting

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting. The Company's internal control over financial reporting is a process designed under the supervision of the Company's CEO and CFO to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Company's financial statements for external purposes in accordance with U.S. generally accepted accounting principles.

The Company's internal control over financial reporting includes policies and procedures that:

Pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect transactions and dispositions of assets of the Company;

Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and the directors of the Company; and

Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the Company's financial statements.

Management has assessed the effectiveness of its internal control over financial reporting as of December 31, 2008 based on the framework established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). Based on this assessment, management has determined that the Company's internal control over financial reporting was effective as of December 31, 2008.

The effectiveness of the Company's internal control over financial reporting as of December 31, 2008 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which appears herein.

Changes in Internal Control Over Financial Reporting

There has been no change in the Company's internal control over financial reporting that occurred during the fourth quarter of 2008 that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

ITEM 9B. OTHER INFORMATION

None.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The material under the heading "Proposals to be Voted On at the Annual Meeting--Item 1--Election of Directors" to (but not including) the subheading "Information About the Board of Directors and Corporate Governance" and under the subheading "Board Committees--Audit Committee" (except for the material under the subheading "Board Committees--Audit Committee--Audit Committee Report", which is not incorporated by reference herein), each as included and to be filed in the 2009 Proxy Statement, is incorporated by reference herein in response to this Item. Certain information concerning executive officers of the Company is set forth under the heading "Executive Officers of the Company" in Part I of this Annual Report.

The Company has adopted a Code of Ethics and Business Conduct applicable to the Chief Executive Officer, the Chief Financial Officer, and the Controller of the Company. See "Part I - Item 1. Business - Available Information - SEC Filings and Corporate Governance Materials".

ITEM 11. EXECUTIVE COMPENSATION

The material under the heading "Proposals to be Voted On at the Annual Meeting--Item 1--Election of Directors—Board Committees – Compensation and Management Development Committee – Compensation Committee Report", under the subheading "Director Compensation", and under the heading "Executive Compensation", each as included and to be filed in the 2009 Proxy Statement, is incorporated by reference herein in response to this Item.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The material under the headings "Stock Ownership of Directors and Executive Officers--Common Stock" and "Principal Stockholders " as included and to be filed in the 2009 Proxy Statement is incorporated by reference herein in response to this Item.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

Equity Compensation Plans Approved by Stockholders

Stockholders approved the Company's 1994, 1997, 2002, and 2007 Omnibus Long-Term Compensation Plans; the 1994, 1999, and 2002 Director Long-Term Compensation Plans; and the 1996 Non-Employee Director Stock Option Plan. Although stock and stock-based awards are still outstanding under the 1997 and 2002 Omnibus Long-Term Compensation Plans, as well as the 1999 and 2002 Director Long-Term Compensation Plans, and the 1996 Non-Employee Director Stock Option Plan, no new shares are available under these plans for future awards. All future share-based awards will be made from the 2007 Omnibus Long-Term Compensation Plan and the 2008 Director Long-Term Compensation Subplan, a component of the 2007 Omnibus Plan.

Equity Compensation Plans Not Approved by Stockholders

Stockholders have approved all compensation plans under which shares of Eastman common stock are authorized for issuance.

Summary Equity Compensation Plan Information Table

The following table sets forth certain information as of December 31, 2008 with respect to compensation plans under which shares of Eastman common stock may be issued.

Plan Category	Number of Securities to be Issued upon Exercise of Outstanding Options (a)	Weighted-Average Exercise Price of Outstanding Options (b)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities reflected in Column (a)) (c)
Equity compensation plans approved by stockholders	4,217,700 (1)	$54	2,545,400 (2)
Equity compensation plans not approved by stockholders	--	--	--
TOTAL	4,217,700	$54	2,545,400

(1) Represents shares of common stock issuable upon exercise of outstanding options granted under Eastman Chemical Company's 1997, 2002, and 2007 Omnibus Long-Term Compensation Plans; the 1999 and 2002 Director Long-Term Compensation Plans; the 1996 Non-Employee Director Stock Option Plan and 2007 Director Long Term Compensation Subplan.

(2) Shares of common stock available for future awards under the Company's 2007 Omnibus Long-Term Compensation Plan including the 2008 Director Long-Term Compensation Subplan, a component of the 2007 Omnibus Long-Term Compensation Plan.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The material under the heading "Proposals to be Voted On at the Annual Meeting--Item 1--Election of Directors ", subheadings "Director Independence " and "Transactions with Directors, Executive Officers, and Related Persons", each as included and to be filed in the 2009 Proxy Statement, is incorporated by reference herein in response to this Item.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information concerning amounts billed for professional services rendered by the principal accountant and pre-approval of such services by the Audit Committee of the Company's Board of Directors under the heading "Item 2 - Ratification of Appointment of Independent Auditors" as included and to be filed in the 2009 Proxy Statement is incorporated by reference herein in response to this Item.

EASTMAN

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(b) The Exhibit Index and required Exhibits to this report are included beginning at page 137

EASTMAN

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Eastman Chemical Company

By: /s/ J. Brian Ferguson
J. Brian Ferguson
Chairman of the Board and Chief Executive Officer

Date: February 25, 2009

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

SIGNATURE	TITLE	DATE
PRINCIPAL EXECUTIVE OFFICER:		
/s/ J. Brian Ferguson J. Brian Ferguson	Chairman of the Board of Directors and Chief Executive Officer	February 25, 2009
PRINCIPAL FINANCIAL OFFICER:		
/s/ Curtis E. Espeland Curtis E. Espeland	Senior Vice President and Chief Financial Officer	February 25, 2009
PRINCIPAL ACCOUNTING OFFICER:		
/s/ Scott V. King Scott V. King	Vice President, Controller and Chief Accounting Officer	February 25, 2009

EASTMAN

SIGNATURE	TITLE	DATE
DIRECTORS:		
/s/ Gary E. Anderson Gary E. Anderson	Director	February 25, 2009
/s/ Michael P. Connors Michael P. Connors	Director	February 25, 2009
/s/ Stephen R. Demeritt Stephen R. Demeritt	Director	February 25, 2009
/s/ Robert M. Hernandez Robert M. Hernandez	Director	February 25, 2009
/s/ Renée J. Hornbaker Renée J. Hornbaker	Director	February 25, 2009
/s/ Lewis M. Kling Lewis M. Kling	Director	February 25, 2009
/s/ Howard L. Lance Howard L. Lance	Director	February 25, 2009
/s/ Thomas H. McLain Thomas H. McLain	Director	February 25, 2009
/s/ David W. Raisbeck David W. Raisbeck	Director	February 25, 2009
/s/ James P. Rogers James P. Rogers	Director	February 25, 2009
/s/ Peter M. Wood Peter M. Wood	Director	February 25, 2009

EASTMAN

EXHIBIT INDEX

Exhibit Number	Description	Sequential Page Number
3.01	Amended and Restated Certificate of Incorporation of Eastman Chemical Company, as amended (incorporated herein by reference to Exhibit 3.01 to Eastman Chemical Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2001)	
3.02	Amended and Restated Bylaws of Eastman Chemical Company, as amended November 9, 2007 (incorporated herein by referenced to Exhibit 3.02 to Eastman Chemical Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2007 (the "September 30, 2007 10-Q")	
4.01	Form of Eastman Chemical Company common stock certificate as amended February 1, 2001 (incorporated herein by reference to Exhibit 4.01 to Eastman Chemical Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2001)	
4.02	Indenture, dated as of January 10, 1994, between Eastman Chemical Company and The Bank of New York, as Trustee (the "Indenture") (incorporated herein by reference to Exhibit 4(a) to Eastman Chemical Company's Current Report on Form 8-K dated January 10, 1994 (the "8-K"))	
4.03	Form of 7 1/4% Debentures due January 15, 2024 (incorporated herein by reference to Exhibit 4(d) to the 8-K)	
4.04	Officers' Certificate pursuant to Sections 201 and 301 of the Indenture (incorporated herein by reference to Exhibit 4(a) to Eastman Chemical Company's Current Report on Form 8-K dated June 8, 1994 (the "June 8-K"))	
4.05	Form of 7 5/8% Debentures due June 15, 2024 (incorporated herein by reference to Exhibit 4(b) to the June 8-K)	
4.06	Form of 7.60% Debentures due February 1, 2027 (incorporated herein by reference to Exhibit 4.08 to Eastman Chemical Company's Annual Report on Form 10-K for the year ended December 31, 1996 (the "1996 10-K"))	
4.07	Form of 7% Notes due April 15, 2012 (incorporated herein by reference to Exhibit 4.09 to Eastman Chemical Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2002)	
4.08	Officer's Certificate pursuant to Sections 201 and 301 of the Indenture related to 7.60% Debentures due February 1, 2027 (incorporated herein by reference to Exhibit 4.09 to the 1996 10-K)	
4.09	$200,000,000 Accounts Receivable Securitization agreement dated April 13, 1999 (amended April 11, 2000, July 14, 2005, July 9, 2008, and February 18, 2009), between the Company and The Bank of Tokyo-Mitsubishi UFJ, Ltd., as agent. Pursuant to Item 601(b)(4)(iii) of Regulation S-K, in lieu of filing a copy of such agreement, the Company agrees to furnish a copy of such agreement to the Commission upon request	
4.10	Amended and Restated Credit Agreement, dated as of April 3, 2006 (the "Credit Agreement") among Eastman Chemical Company, the Lenders named therein, and Citigroup Global Markets , Inc. and J. P. Morgan Securities Inc., as joint lead arrangers (incorporated herein by reference to Exhibit 4.11 to Eastman Chemical Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2006)	

EASTMAN

EXHIBIT INDEX

Exhibit Number	Description	Sequential Page Number
4.11	Letter Amendments dated November 16, 2007 and March 10, 2008, to the Credit Agreement (incorporated herein by reference to Exhibit 4.10 to Eastman Chemical Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2008)	
4.12	Form of 6.30% Notes due 2018 (incorporated herein by reference to Exhibit 4.14 to Eastman Chemical Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2003)	
10.01*	1996 Non-Employee Director Stock Option Plan (incorporated herein by reference to Exhibit 10.02 to Eastman Chemical Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 1996)	
10.02*	Eastman Excess Retirement Income Plan	141
10.03*	Form of Executive Change in Control Severance Agreements	148
10.04*	Eastman Unfunded Retirement Income Plan	165
10.05*	2002 Omnibus Long-Term Compensation Plan, as amended (incorporated herein by reference to Exhibit 10.02 to the September 30, 2007 10-Q)	
10.06*	2002 Director Long-Term Compensation Plan, as amended (incorporated herein by reference to Appendix B to Eastman Chemical Company's 2002 Annual Meeting Proxy Statement)	
10.07*	Amended and Restated Eastman Chemical Company Benefit Security Trust dated January 2, 2002 (incorporated herein by reference to Exhibit 10.04 to Eastman Chemical Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2002, (the "September 30, 2002 10-Q")	
10.08*	Amended and Restated Warrant to Purchase Shares of Common Stock of Eastman Chemical Company, dated January 2, 2002 (incorporated herein by reference to Exhibit 10.02 to the September 30, 2002 10-Q)	
10.09*	Amended and Restated Registration Rights Agreement, dated January 2, 2002 (incorporated herein by reference to Exhibit 10.03 to the September 30, 2002 10-Q)	
10.10*	Notice of Restricted Stock Awarded October 7, 2002 (incorporated herein by reference to Exhibit 10.01 to the September 30, 2002 10-Q)	

EASTMAN

EXHIBIT INDEX

Exhibit Number	Description	Sequential Page Number
10.11*	Amended and Restated Eastman Executive Deferred Compensation Plan	172
10.12*	Amended Directors' Deferred Compensation Plan	188
10.13*	Eastman Unit Performance Plan as amended and restated January 1, 2004 (incorporated herein by reference to Exhibit 10.09 to Eastman Chemical Company's Annual Report on Form 10-K for the year ended December 31, 2003 (the "2003 10-K"))	
10.14*	Form of Indemnification Agreements with Directors and Executive Officers (incorporated herein by reference to Exhibit 10.25 to the 2003 10-K)	
10.15*	Form of Performance Share Awards to Executive Officers (2006 – 2008 Performance Period) (incorporated herein by reference to Exhibit 10.04 to Eastman Chemical Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2005)	
10.16*	Unit Performance Plan ("UPP") performance measures and goals, specific target objectives with respect to such performance goals, the method for computing the amount of the UPP award allocated to the award pool if the performance goals are attained, and the eligibility criteria for employee participation in the UPP, for the 2008 performance year (incorporated herein by reference to Eastman Chemical Company's Current Report on Form 8-K dated December 5, 2007)	
10.17*	Employment Agreement between Eastman Chemical Company and Mark J. Costa dated May 4, 2006 (incorporated herein by reference to Exhibit 10.01 to Eastman Chemical Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2006 (the "June 30, 2006 10-Q")	
10.18*	Notice of Restricted Stock Awarded to Mark J. Costa on June 1, 2006 (incorporated herein by reference to Exhibit 10.02 to the June 30, 2006 10-Q)	
10.19*	Notice of Stock Option Granted to Mark J. Costa on June 1, 2006 (incorporated herein by reference to Exhibit 10.03 to the June 30, 2006 10-Q)	
10.20*	Form of Award Notice for Stock Options Granted to Executive Officers under the 2002 Omnibus Long-Term Compensation Plan (incorporated herein by reference to Exhibit 10.01 to Eastman Chemical Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2006 (the "September 30, 2006 10-Q"))	
10.21*	Forms of Award Notice for Stock Options Granted to Executive Officers under the 2007 Omnibus Long-Term Compensation Plan (incorporated herein by reference to Exhibit 10.08 to the September 30, 2007 10-Q and Exhibit 10.01 to Eastman Chemical Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2008 (the "September 30, 2008 10-Q"))	
10.22*	Forms of Award Notice for Stock Options Granted to Mark J. Costa (incorporated herein by reference to Exhibit 10.02 to the September 30, 2006 10-Q and Exhibit 10.02 to the September 30, 2008 10-Q)	
10.23*	Form of Performance Share Awards to Executive Officers (2007 – 2009 Performance Period) (incorporated herein by reference to Exhibit 10.03 to the September 30, 2006 10-Q)	

EASTMAN

EXHIBIT INDEX

Exhibit Number	Description	Sequential Page Number
10.24*	Form of Performance Share Awards to Mark J. Costa (2007-2009 Performance Period) (incorporated herein by reference to Exhibit 10.04 to the September 30, 2006 10-Q)	
10.25*	1997 Omnibus Long-Term Compensation Plan, as amended (incorporated herein by reference to Exhibit 10.03 to the September 30, 2007 10-Q)	
10.26*	2007 Omnibus Long-Term Compensation Plan, as amended (incorporated herein by reference to Exhibit 10.01 to the September 30, 2007 10-Q)	
10.27*	Forms of Performance Share Awards to Executive Officers (2008 – 2010 Performance Period) (incorporated herein by reference to Exhibit 10.09 to the September 30, 2007 10-Q)	
10.28*	Forms of Performance Share Awards to Executive Officers (2009 – 2011 Performance Period) (incorporated herein by reference to Exhibit 10.03 and 10.04 to the September 30, 2008 10-Q)	
10.29*	2007 Director Long-Term Compensation Subplan of the 2007 Omnibus Long-Term Compensation Plan (incorporated herein by reference to Exhibit 10.10 to the September 30, 2007 10-Q)	
10.30*	2008 Director Long-Term Compensation Subplan of the 2007 Omnibus Long-Term Compensation Plan (incorporated herein by reference to Exhibit 10.05 to the September 30, 2008 10-Q)	
10.31*	Unit Performance Plan ("UPP") performance measures and goals, specific target objectives with respect to such performance goals, the method for computing the amount of the UPP award allocated to the award pool if the performance goals are attained, and the eligibility criteria for employee participation in the UPP, for the 2009 performance year (incorporated herein by reference to Eastman Chemical Company's Current Report on Form 8-K dated December 4, 2008)	
10.32*	Forms of Restricted Stock Unit Awards to James P. Rogers, Mark J. Costa and Ronald C. Lindsay	197
12.01	Statement re: Computation of Ratios of Earnings (Loss) to Fixed Charges	203
21.01	Subsidiaries of the Company	204
23.01	Consent of Independent Registered Public Accounting Firm	206
31.01	Rule 13a – 14(a) Certification by J. Brian Ferguson, Chairman of the Board and Chief Executive Officer, for the year ended December 31, 2008	207
31.02	Rule 13a – 14(a) Certification by Curtis E. Espeland, Senior Vice President and Chief Financial Officer, for the year ended December 31, 2008	208
32.01	Section 1350 Certification by J. Brian Ferguson, Chairman of the Board and Chief Executive Officer, for the year ended December 31, 2008	209
32.02	Section 1350 Certification by Curtis E. Espeland, Senior Vice President and Chief Financial Officer, for the year ended December 31, 2008	210

* Management contract or compensatory plan or arrangement filed pursuant to Item 601(b) (10) (iii) of Regulation S-K.

AMENDED AND RESTATED
EASTMAN EXCESS RETIREMENT INCOME PLAN
Amended and Restated Effective December 31, 2008

EASTMAN EXCESS RETIREMENT INCOME PLAN
Amended and Restated Effective December 31, 2008

TABLE OF CONTENTS

EASTMAN EXCESS RETIREMENT INCOME PLAN

ARTICLE ONE

Purpose of Plan

1.1 This Plan implements the intent of providing retirement benefits by means of both a funded and an unfunded plan. This Plan is an excess benefit plan as defined in Section 3(36) of the Employee Retirement Income Security Act of 1974 and is designed to provide retirement benefits payable out of the general assets of the Company where benefits cannot be paid under the Funded Plan because of Code Section 415 and the provisions of the Funded Plan which implement such Section.

The Plan originally was adopted effective January l, 1994, amended and restated effective January 1, 2002 and January 1, 2008 and subsequently amended and restated again effective as of December 31, 2008 in order to comply with Section 409A of the Internal Revenue Code of 1986, as amended.

ARTICLE TWO

Definitions

2.1 "Code" shall mean the Internal Revenue Code of 1986, as amended from time to time.

2.2 "Company" shall mean Eastman Chemical Company, and any subsidiary and/or affiliated corporation which is a participating employer under the Funded Plan, except where a specific reference is made to a particular corporation.

2.3 "Compensation Committee" shall mean the Compensation and Management Development Committee of the Board of Directors of the Company.

2.4 "Effective Date" shall mean January 1, 1994. The Effective Date of this amended and restated Plan document is December 31, 2008. As permitted under the guidance issued under Code Section 409A, this Plan does not contain provisions retroactive to the effective date of Section 409A (January 1, 2005), but this Plan has complied with Section 409A and guidance thereunder since the effective date of such legislation.

2.5 "Employee" or "Participant" shall mean a participant in the Funded Plan.

2.6 "Five-Payment Lump Sum" shall mean the automatic form of payment for a Participant's benefit under this Plan if the Participant did not make the one-time Special Election described in Section 4.2. For purposes of calculating the Present Value of the Participant's benefit under this Plan on the date of his Termination of Employment the Participant's benefit shall be converted on an actuarially equivalent basis (calculated using the actuarial assumptions and methodologies that would be used by the Funded Plan) to five equal annual installments commencing on the first business day following the sixth-month anniversary of the Participant's Termination. The remaining four installment payments shall be paid on the first business day following the anniversary of the Participant's Termination of Employment.

2.7 "Funded Plan" shall mean the Eastman Retirement Assistance Plan.

2.8 "Global Benefits" shall mean the Company's internal organization responsible for the administration of the payment of benefits under this plan.

2.9 "Plan" shall mean this Eastman Excess Retirement Income Plan.

2.10 "Present Value" shall mean the actuarial present value of the Participant's benefit under this Plan. Present Value for purposes of this Plan shall be calculated using the actuarial assumptions and methodologies that would be used by the Funded Plan to determine a single lump sum payment on the date of the Participant's Termination of Employment.

2.11 "Termination of Employment" means a separation from service under Code Section 409A and the Final 409A Regulations.

ARTICLE THREE

Eligibility

3.1 All Employees eligible to receive a benefit from the Funded Plan shall be eligible to receive a benefit under this Plan if their benefit cannot be fully provided by the Funded Plan due to the benefit limitations imposed by Code Section 415. Employees who are not eligible to participate in the Funded Plan are not eligible to participate in this Plan.

ARTICLE FOUR

Benefits

4.1 Benefits due under this Plan shall be paid in the form of a Five-Payment Lump Sum as described in Section 4.3 unless the Participant has made the election described in Section 4.2 of this Plan. If the Employee is deceased, the person who shall receive payment under this Plan (if any), shall be the same person who would be entitled to receive survivor benefits with respect to the Employee under the Funded Plan.

If a Participant made the election described in Section 4.2 of this Plan and dies while actively employed, the Present Value of the Participant's benefit on the date of his death shall be paid to the Participant's beneficiary no later than ninety (90) days after the date Global Benefits is notified of the Participant's death.

If a Participant dies before beginning to receive payments from this Plan (and the Participant did not make the election described in Section 4.2 of this Plan), the Present Value of the Participant's benefit under this Plan on the date of the Participant's death shall be distributed to the Participant's beneficiary in the form of a Five-Payment Lump Sum. The first payment will be made no later than the first business day of the second month following the Participant's death. The remaining payments shall be made on the anniversary of the Participant's death.

If the Participant dies before receiving all five installment payments, the Participant's Beneficiary shall receive the balance of the Participant's installment payments. Such remaining payments shall be paid to the beneficiary on the Participant's annual payment date,

4.2 Special One-Time Election.

(a) During the period beginning November 10, 2008 and ending December 5, 2008 (the "Election Period") each Participant who is eligible to participate in the Eastman Executive Deferred Compensation Plan ("EDCP") as of November 1, 2008 shall have the opportunity to elect, in the manner provided by the Company, to have the Present Value of his benefit under this Plan, if any, transferred to the EDCP on the date of his Termination of Employment (the "Transferred Benefit"). In order for such election to be effective:

(i) The Participant shall also be required to elect the form of payment applicable to his Transferred Benefit from the payment options available under the EDCP as of January 1, 2008; and

(ii) The Participant must acknowledge and agree that the election described in paragraph (a) is irrevocable.

The election described above will not be available to any Participant whose benefit commencement date under the Funded Plan is in 2008 or whose Termination of Employment from the Company occurs in 2008.

(b) In the event that a Participant fails to elect the form of payment applicable to his Transferred Benefit from the payment options available under the EDCP as of January 1, 2008, the Participant's benefit shall be paid to him in accordance with Section 4.1 of this Plan.

(c) If the Participant makes such a timely election, then upon his Termination of Employment, neither the Participant nor his beneficiaries shall have any further right to benefits of any kind under this Plan, and the payment of such benefits shall be governed solely by the EDCP.

(d)The election described in paragraph (a) will not be available to any Participant who is not eligible to participate in the EDCP on November 1, 2008 according to records maintained by the Company.

4.3 If a Participant was not eligible for, or did not make the special one-time election described in Section 4.2 of this Plan, the Present Value of his benefit under this Plan on the date of his Termination of Employment will be paid to the Participant in a Five Payment Lump Sum. The first installment will be paid on the first business day following the six month anniversary of the Participant's Termination of Employment. The four remaining annual installment payments will be paid on the anniversary of the Participant's Termination of Employment. Each installment payment shall be treated as a separate payment. No other payment option is available under this Plan.

4.4 The benefit payable under this Plan shall be the amount of the retirement income benefit to which an Employee would otherwise be entitled under the Funded Plan, if the provisions of Code Section 415, as expressed in the Funded Plan, were disregarded; less the retirement income benefit to which the Employee is entitled under the Funded Plan.

The "retirement income benefit to which the Participant is entitled under the Funded Plan" generally means the benefits actually payable to the Participant under the Funded Plan; provided, however, that where the benefits actually payable to the Participant under the Funded Plan are reduced on account of a payment of all or a portion of the Participant's benefits to a third party on behalf of or with respect to an Employee (pursuant, for example, to a qualified domestic relations order), the "retirement income benefit to which the Participant is entitled under the Funded Plan" shall be deemed to mean the benefit that would have been actually payable but for such payment to a third party.

4.5 If an Employee's benefit from the Funded Plan is subject to an actuarial reduction because of the time when payment commences, his benefit from this Plan shall be actuarially reduced on the same basis.

4.6 If the Present Value of the Participant's benefit under this Plan on the date of his Termination of Employment plus the Present Value of the Participant's benefit under the Eastman Unfunded Retirement Income Plan (the "URIP") is $5,000 or less, the Participant's benefit from this Plan and the URIP shall be automatically paid to him in a single lump sum on the first business day following the 6th month anniversary of his Termination of Employment.

4.7 The benefits payable under this Plan shall be paid by the Company out of its general assets. To the extent an Employee acquires the right to receive a payment under this Plan, such right shall be no greater than that of an unsecured general creditor of the Company. No amount payable under this Plan may be assigned, transferred, encumbered or subject to any legal process for the payment of any claim against an Employee.

ARTICLE FIVE

Administration

5.1 Responsibility. Except as expressly provided otherwise herein, the Senior Vice President and Chief Administrative Officer (the "Senior VP & CAO") shall have total and exclusive responsibility to control, operate, manage and administer this Plan in accordance with its terms.

5.2 Authority of Senior Vice President and Chief Administrative Officer. The Senior VP & CAO shall have all the authority that may be necessary or helpful to enable him to discharge his responsibilities with respect to this Plan. Without limiting the generality of the preceding sentence, such Senior VP & CAO shall have the exclusive right: to interpret this Plan, to determine eligibility for participation in this Plan, to answer all question concerning eligibility for and the amount of benefits payable under this Plan, to construe any ambiguous provision of this Plan, to correct any default, to supply any omission, to reconcile any inconsistency, and to answer any and all questions arising in the administration, interpretation, and application of this Plan. However, see Section 5.5.

5.3 Discretionary Authority. The Senior VP & CAO shall have full discretionary authority in all matters related to the discharge of his responsibilities and the exercise of his authority under this Plan including, without limitation, his construction of the terms of this Plan and his determination of eligibility for participation and benefits under this Plan. It is the intent of this Plan that the decisions of such Senior VP & CAO and his action with respect to this Plan shall be final and binding upon all persons having or claiming to have any right or interest in or under this Plan and that no such decision or action shall be modified upon judicial review unless such decision or action is proven to be arbitrary or capricious. Notwithstanding anything to the contrary in this Article Five, the Senior VP & CAO shall not have the authority to make any decision or resolve any issue that directly affects his own participation or benefits under this Plan, and instead such decision or resolution shall be reserved to the Compensation Committee.

5.4 Delegation of Authority. The Senior VP & CAO may delegate some or all of his authority under this Plan to any person or persons provided that any such delegation be in writing.

5.5 Authority of Compensation Committee. Under Section 4.1 of this Plan, decisions concerning payment of benefits to executive officers shall be made by the Compensation Committee of the Board of Directors, and to that extent the provisions of 5.1 through 5.4 above shall be deemed to apply to such Committee.

ARTICLE SIX

Amendment and Termination

6.1 While the Company intends to maintain this Plan under present business conditions, the Company, acting through the Compensation Committee, reserves the right to amend and/or terminate it at any time for whatever reasons it may deem advisable. Notwithstanding the foregoing, termination of this Plan must comply with the requirements of Treas. Reg. Section 1.409A-3(j)(4)(ix).

6.2 Notwithstanding the preceding Section, however, the Company hereby makes a contractual commitment to pay the benefits accrued under this Plan as of the date of such amendment or termination to the extent it is financially capable of meeting such obligation.

ARTICLE SEVEN

Miscellaneous

7.1 Nothing contained in this Plan shall be construed as a contract of employment between the Company and an Employee, or as a right of an Employee to be continued in the employment of the Company, or as a limitation of the right of the Company to discharge any of its Employees, with or without cause.

7.2 This Plan shall be governed by the laws of the State of Tennessee, except to the extent preempted by federal law.

7.3 This Plan shall be binding upon the successors and assigns of the parties hereto.

7.4 The Company will withhold to the extent required by law all applicable income and other taxes from amounts accrued or paid under this Plan.

AMENDED AND RESTATED CHANGE IN CONTROL AGREEMENT

BETWEEN

____

AND

EASTMAN CHEMICAL COMPANY

AMENDED AND RESTATED CHANGE IN CONTROL AGREEMENT

AMENDED AND RESTATED
CHANGE IN CONTROL AGREEMENT

THIS AMENDED AND RESTATED CHANGE IN CONTROL AGREEMENT (this "Agreement") is entered into by and between Eastman Chemical Company, a Delaware corporation (the "Company") and ____________ ("Executive"), as of December 31, 2008. This Agreement amends and restates the Change in Control between the parties dated as of December 1, 2005 (the "Original Agreement") for the purposes of complying with Section 409A of the Internal Revenue Code of 1986, as amended, and the Treasury Regulations and Internal Revenue Service guidance thereunder.

The Board of Directors of the Company (the "Board"), has determined that it is in the best interests of the Company and its stockholders to assure that the Company will have the continued dedication of Executive, notwithstanding the possibility, threat or occurrence of a Change in Control (as defined below) of the Company. The Board believes it is imperative to diminish the inevitable distraction of Executive by virtue of the personal uncertainties and risks created by a threatened or pending Change in Control and to encourage Executive's full attention and dedication to the Company currently and in the event of any threatened or pending Change in Control, and to provide Executive with compensation and benefits arrangements upon a Change in Control. Therefore, in order to accomplish these objectives, the Board has caused the Company to enter into this Agreement.

NOW, THEREFORE, IT IS HEREBY AGREED AS FOLLOWS:

1. Certain Definitions.

(a) The "Effective Date" shall mean the first date during the Change in Control Period (as defined in Section l(b)) on which a Change in Control (as defined in Section 2) occurs. Anything in this Agreement to the contrary notwithstanding, if a Change in Control occurs and if Executive's employment with the Company is terminated (either by the Company without Cause or by Executive for Good Reason, as provided later in this Agreement) within six (6) months prior to the date on which the Change in Control occurs, and if it is reasonably demonstrated by Executive that such termination of employment (i) was at the request of a third party who has taken steps reasonably calculated to effect a Change in Control or (ii) otherwise arose in connection with or anticipation of a Change in Control, then for all purposes of this Agreement the "Effective Date" shall mean the date immediately prior to the date of such termination of employment, and where any payment hereunder is specified to be made within a certain time after the Date of Termination, such payment shall be made within such specified time after the Change in Control (or any later date required by Section 14 hereof).

(b) The "Change in Control Period" shall mean the period commencing on the date of the Original Agreement and ending on the third anniversary of the date thereof; provided, however, that commencing on the date one year after the date of the Original Agreement, and on each annual anniversary of such date (such date and each annual anniversary thereof shall be hereinafter referred to as the "Renewal Date"), unless previously terminated, the Change in Control Period shall be automatically extended so as to terminate three years from such Renewal Date, unless at least 60 days prior to the Renewal Date the Company shall give notice to Executive that the Change in Control Period shall not be so extended.

(c) "Code" shall mean the Internal Revenue Code of 1986, as amended from time to time, and includes a reference to the underlying proposed or final regulations, as applicable.

2. Change in Control. For the purposes of this Agreement, a "Change in Control" shall mean the occurrence of any of the following events:

(a) individuals who, as of December 1, 2005, constitute the Board of Directors of the Company (the "Incumbent Directors") cease for any reason to constitute at least a majority of such Board, provided that any person becoming a director after December 1, 2005 and whose election or nomination for election was approved by a vote of at least a majority of the Incumbent Directors then on the Board shall be an Incumbent Director; provided, however, that no individual initially elected or nominated as a director of the Company as a result of an actual or threatened election contest with respect to the election or removal of directors ("Election Contest") or other actual or threatened solicitation of proxies or consents by or on behalf of any "person" (such term for purposes of this definition being as defined in Section 3(a)(9) of the Exchange Act of 1934, as amended ("Exchange Act"), and as used in Section 13(d)(3) and 14(d)(2) of the Exchange Act) other than the Board ("Proxy Contest"), including by reason of any agreement intended to avoid or settle any Election Contest or Proxy Contest, shall be deemed an Incumbent Director; or

(b) any person is or becomes a "beneficial owner" (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of either (A) 35% or more of the then-outstanding shares of common stock of the Company ("Company Common Stock") or (B) securities of the Company representing 35% or more of the combined voting power of the Company's then outstanding securities eligible to vote for the election of directors (the "Company Voting Securities"); provided, however, that for purposes of this subsection (b), the following acquisitions shall not constitute a Change in Control: (i) an acquisition directly from the Company, (ii) an acquisition by the Company or a subsidiary of the Company, or (iii) an acquisition by any employee benefit plan (or related trust) sponsored or maintained by the Company or any subsidiary of the Company; or

(c) the consummation of a reorganization, merger, consolidation, statutory share exchange or similar form of corporate transaction involving the Company or a subsidiary (a "Reorganization"), or the sale or other disposition of all or substantially all of the Company's assets (a "Sale") or the acquisition of assets or stock of another corporation (an "Acquisition"), unless immediately following such Reorganization, Sale or Acquisition: (A) all or substantially all of the individuals and entities who were the beneficial owners, respectively, of the outstanding Company Common Stock and outstanding Company Voting Securities immediately prior to such Reorganization, Sale or Acquisition beneficially own, directly or indirectly, more than 50% of, respectively, the then outstanding shares of common stock and the combined voting power of the then outstanding voting securities entitled to vote generally in the election of directors, as the case may be, of the corporation resulting from such Reorganization, Sale or Acquisition (including, without limitation, a corporation which as a result of such transaction owns the Company or all or substantially all of the Company's assets or stock either directly or through one or more subsidiaries, the "Surviving Corporation") in substantially the same proportions as their ownership, immediately prior to such Reorganization, Sale or Acquisition, of the outstanding Company Common Stock and the outstanding Company Voting Securities, as the case may be, and (B) no person (other than (i) the Company or any subsidiary of the Company, (ii) the Surviving Corporation or its ultimate parent corporation, or (iii) any employee benefit plan or related trust sponsored or maintained by any of the foregoing) is the beneficial owner, directly or indirectly, of 35% or more of the total common stock or 35% or more of the total voting power of the outstanding voting securities eligible to elect directors of the Surviving Corporation, and (C) at least a majority of the members of the board of directors of the Surviving Corporation were Incumbent Directors at the time of the Board's approval of the execution of the initial agreement providing for such Reorganization, Sale or Acquisition (any Reorganization, Sale or Acquisition which satisfies all of the criteria specified in (A), (B) and (C) above shall be deemed to be a "Non-Qualifying Transaction"); or

(d) approval by the shareowners of the Company of a complete liquidation or dissolution of the Company.

3. Employment Period. The Company hereby agrees to continue Executive in its employ, and Executive hereby agrees to remain in the employ of the Company subject to the terms and conditions of this Agreement, for the period commencing on the Effective Date and ending on the second anniversary of such date (the "Employment Period").

4. Terms of Employment.

(a) Position and Duties.

(i) During the Employment Period, (A) Executive's position (including status, offices, titles and reporting requirements), authority, duties and responsibilities shall be at least commensurate in all material respects with the most significant of those held, exercised and assigned at any time during the 120-day period immediately preceding the Effective Date, and (B) Executive's services shall be performed at the location where Executive was employed immediately preceding the Effective Date or any office or location less than 50 miles from such location.

(ii) During the Employment Period, and excluding any periods of vacation and sick leave to which Executive is entitled, Executive agrees to devote reasonable attention and time during normal business hours to the business and affairs of the Company and, to the extent necessary to discharge the responsibilities assigned to Executive hereunder, to use Executive's reasonable best efforts to perform faithfully and efficiently such responsibilities. During the Employment Period it shall not be a violation of this Agreement for Executive to (A) serve on corporate, civic or charitable boards or committees, (B) deliver lectures, fulfill speaking engagements or teach at educational institutions and (C) manage personal investments, so long as such activities do not significantly interfere with the performance of Executive's responsibilities as an employee of the Company in accordance with this Agreement. It is expressly understood and agreed that to the extent that any such activities have been conducted by Executive prior to the Effective Date, the continued conduct of such activities (or the conduct of activities similar in nature and scope thereto) subsequent to the Effective Date shall not thereafter be deemed to interfere with the performance of Executive's responsibilities to the Company.

(b) Compensation.

(i) Base Salary. During the Employment Period, Executive shall receive an annual base salary ("Annual Base Salary") at a rate at least equal to the rate of base salary in effect on the date of this Agreement or, if greater, on the Effective Date, paid or payable (including any base salary which has been earned but deferred) to Executive by the Company and its affiliated companies. During the Employment Period, the Annual Base Salary shall be reviewed no more than 12 months after the last salary increase awarded to Executive prior to the Effective Date and thereafter at least annually. Any increase in Annual Base Salary shall not serve to limit or reduce any other obligation to Executive under this Agreement. Annual Base Salary shall not be reduced after any such increase and the term Annual Base Salary as used in this Agreement shall refer to Annual Base Salary as so increased. As used in this Agreement, the term "affiliated companies" shall include any company controlled by, controlling or under common control with the Company.

(ii) Annual Bonus. In addition to Annual Base Salary, Executive shall be awarded for each fiscal year ending during the Employment Period an annual target bonus opportunity in cash at least equal to Executive's target bonus opportunity for the last full fiscal year prior to the Effective Date (annualized in the event that Executive was not employed by the Company for the whole of such fiscal year) (the "Target Annual Bonus").

(iii) Incentive, Savings and Retirement Plans. During the Employment Period, Executive shall be entitled to participate in all incentive, savings and retirement plans, practices, policies and programs applicable generally to other peer executives of the Company and its affiliated companies, but in no event shall such plans, practices, policies and programs provide Executive with incentive opportunities, savings opportunities and retirement benefit opportunities, in each case, less favorable, in the aggregate, than the most favorable of those provided by the Company and its affiliated companies for Executive under such plans, practices, policies and programs as in effect at any time during the 120-day period immediately preceding the Effective Date or if more favorable to Executive, those provided generally at any time after the Effective Date to other peer executives of the Company and its affiliated companies.

(iv) Welfare Benefit Plans. During the Employment Period, Executive and/or Executive's eligible dependents, as the case may be, shall be eligible for participation in and shall receive all benefits under welfare benefit plans, practices, policies and programs provided by the Company and its affiliated companies to the extent applicable generally to other peer executives of the Company and its affiliated companies, but in no event shall such plans, practices, policies and programs provide Executive with benefits which are less favorable, in the aggregate, than the most favorable of such plans, practices, policies and programs in effect for Executive at any time during the 120-day period immediately preceding the Effective Date or, if more favorable to Executive, those provided generally at any time after the Effective Date to other peer executives of the Company and its affiliated companies.

(v) Expenses, Fringe Benefits and Paid Time Off. During the Employment Period, Executive shall be entitled to expense reimbursement, fringe benefits and paid time off in accordance with the most favorable plans, practices, programs and policies of the Company and its affiliated companies in effect for Executive at any time during the 120-day period immediately preceding the Effective Date or, if more favorable to Executive, as in effect generally at any time thereafter with respect to other peer executives of the Company and its affiliated companies.

5. Termination of Employment.

(a) Death, Retirement or Disability. Executive's employment shall terminate automatically upon Executive's death or Retirement during the Employment Period. For purposes of this Agreement, "Retirement" shall mean retirement that would entitle Executive to normal retirement benefits under the Company's then-current retirement plans. If the Company determines in good faith that the Disability of Executive has occurred during the Employment Period (pursuant to the definition of Disability set forth below), it may give to Executive written notice of its intention to terminate Executive's employment. In such event, Executive's employment with the Company shall terminate effective on the 30th day after receipt of such written notice by Executive (the "Disability Effective Date"), provided that, within the 30 days after such receipt, Executive shall not have returned to full-time performance of Executive's duties. For purposes of this Agreement, "Disability" has the meaning assigned such term in the Company's long-term disability plan, from time to time in effect. At the request of Executive or his personal representative, the Company's determination that the Disability of Executive has occurred shall be certified by two physicians mutually agreed upon by Executive, or his personal representative, and the Company. Failing such independent certification (if so requested by Executive), Executive's termination shall be deemed a termination by the Company without Cause and not a termination by reason of his Disability.

(b) Cause. The Company may terminate Executive's employment during the Employment Period for Cause. For purposes of this Agreement, "Cause" shall mean:

(i) a material breach by Executive of any provision of this Agreement;

(ii) the conviction of Executive of any criminal act that the Board shall, in its sole and absolute discretion, deem to constitute Cause for purposes of this Agreement;

(iii) material breach by Executive of published Company code of conduct or code of ethics; or

(iv) conduct by Executive in his office with the Company that is grossly inappropriate and demonstrably likely to lead to material injury to the Company, as determined by the Board acting reasonably and in good faith;

provided, however, that in the case of clauses (i), (iii) and (iv) above, such conduct shall not constitute Cause unless the Company shall have delivered to Executive notice setting forth with specificity (x) the conduct deemed to qualify as Cause, (y) reasonable action, if any, that would remedy such objection, and (z) if such conduct is of a nature that may be remedied, a reasonable time (not less than thirty (30) days) within which Executive may take such remedial action, and Executive shall not have taken such specified remedial action to the satisfaction of the Compensation and Management Development Committee of the Board of Directors of the Company within such specified reasonable time.

(c) Good Reason. Executive's employment may be terminated by Executive for Good Reason. For purposes of this Agreement, "Good Reason" shall mean, without the written consent of Executive:

(i) the assignment to Executive of any duties materially inconsistent with Executive's position (including status, offices, titles and reporting requirements), authority, duties or responsibilities as in effect immediately prior to the Effective Date, or any other action by the Company which results in a material diminution in such position, authority, duties or responsibilities, excluding for this purpose an isolated, insubstantial and inadvertent action not taken in bad faith and which is remedied by the Company promptly after receipt of notice thereof given by Executive;

(ii) a reduction by the Company in Executive's Base Salary or Target Annual Bonus, as in effect immediately prior to the Effective Date, as the same may be increased from time to time;

(iii) any failure by the Company to comply with any of the other provisions of Section 4(b) of this Agreement, other than an isolated, insubstantial and inadvertent failure not occurring in bad faith and which is remedied by the Company promptly after receipt of notice thereof given by Executive;

(iv) the Company's requiring Executive to be based at any office or location other than as provided in Section 4(a)(i)(B) hereof;

(v) any failure by the Company to comply with and satisfy Section 13(c) of this Agreement; or

(vi) the material breach by the Company of any other provision of this Agreement;

Good Reason shall not include Executive's death, Disability or Retirement. Executive's continued employment shall not constitute consent to, or a waiver of rights with respect to, any circumstance constituting Good Reason hereunder. A termination by Executive shall not constitute termination for Good Reason unless Executive shall first have delivered to the Company, within 90 days of the occurrence of the event giving rise to Good Reason, written notice setting forth with specificity the occurrence deemed to give rise to a right to terminate for Good Reason, and there shall have passed a reasonable time (not less than 60 days) within which the Company may take action to correct, rescind or otherwise substantially reverse the occurrence supporting termination for Good Reason as identified by Executive. Absent further guidance to the contrary, the parties intend, believe and take the position that a resignation by the Executive for Good Reason as defined above effectively constitutes an "involuntary separation from service" within the meaning of Section 409A of the Code and Treas. Reg §1.409A-1(n)(2).

(d) Notice of Termination. Any termination by the Company or Executive shall be communicated by Notice of Termination to the other party hereto given in accordance with Section 15(d) of this Agreement. For purposes of this Agreement, a "Notice of Termination" means a written notice which (i) indicates the specific termination provision in this Agreement relied upon, (ii) to the extent applicable, sets forth in reasonable detail the facts and circumstances claimed to provide a basis for termination of Executive's employment under the provision so indicated, and (iii) if the Date of Termination (as defined below) is other than the date of receipt of such notice, specifies the termination date. The failure by Executive or the Company to set forth in the Notice of Termination any fact or circumstance which contributes to a showing of Good Reason or Cause shall not waive any right of Executive or the Company, respectively, hereunder or preclude Executive or the Company, respectively, from asserting such fact or circumstance in enforcing Executive's or the Company's rights hereunder.

(e) Date of Termination. "Date of Termination" means (i) if the Executive's employment is terminated by the Executive for Good Reason, the date specified in the Notice of Termination, which may not be less than 60 days after the date of delivery of the Notice of Termination; provided that the Company may specify any earlier Date of Termination, (ii) if the Executive's employment is terminated by the Company for Cause, the date specified in the Notice of Termination, which in the case of a termination for Cause as defined in Section 5(b) may not be less than 30 days after the date of delivery of the Notice of Termination, (iii) if the Executive's employment is terminated by the Company other than for Cause or Disability, the Date of Termination shall be the date on which the Company notifies the Executive of such termination or any later date specified in such notice, and (iv) if the Executive's employment is terminated by reason of death, Disability or Retirement, the Date of Termination shall be the date of death or Retirement of the Executive or the Disability Effective Date, as the case may be.

6. Obligations of the Company upon Termination.

(a) Termination by Executive for Good Reason; Termination by the Company other than for Cause or Disability. If, during the Employment Period the Company shall terminate Executive's employment other than for Cause or Disability, or Executive shall terminate employment for Good Reason, then:

(i) the Company shall pay to Executive in a single lump sum cash payment on a date determined by the Company that is within 30 days after the Date of Termination (or any later date that may be required pursuant to Section 1(a) or Section 14 hereof), the aggregate of the following amounts:

A. the sum of (1) Executive's Annual Base Salary through the Date of Termination to the extent not theretofore paid, (2) the product of (x) the Executive's Target Annual Bonus for the year in which the Date of Termination occurs, and (y) a fraction, the numerator of which is the number of days in the current fiscal year through the Date of Termination, and the denominator of which is 365, and (3) any accrued vacation pay to the extent not theretofore paid (the sum of the amounts described in clauses (1), (2) and (3) shall be hereinafter referred to as the "Accrued Obligations"); and

B. a severance payment (the "Severance Payment") equal to three times the sum of Executive's Annual Base Salary and Target Annual Bonus for the year in which the Date of Termination occurs; and

(ii) the Company shall continue to provide, for 36 months after the Date of Termination (the "Welfare Benefits Continuation Period"), or such longer period as may be provided by the terms of the appropriate plan, program, practice or policy, any group health benefits to which Executive and/or Executive's eligible dependents would otherwise be entitled to continue under COBRA, or benefits substantially equivalent to those group health benefits which would have been provided to them in accordance with the welfare plans described in Section 4(b)(iv) of this Agreement if Executive's employment had not been terminated, *provided, however*, that (A) if Executive becomes employed with another employer (including self-employment) and receives group health benefits under another employer provided plan, the Company's obligation to provide group health benefits described herein shall cease, except as otherwise provided by law; (B) the Welfare Benefits Continuation Period shall run concurrently with any period for which Executive is eligible to elect health coverage under COBRA; (C) during the Welfare Benefits Continuation Period, the benefits provided in any one calendar year shall not affect the amount of benefits to be provided in any other calendar year; (D) the reimbursement of an eligible expense shall be made as soon as practicable but not later than December 31 of the year following the year in which the expense was incurred; and (E) Executive's rights pursuant to this Section 6(a)(ii) shall not be subject to liquidation or exchange for another benefit; and

(iii) Executive shall be fully vested as of the Date of Termination in any benefits under the Company's Eastman Retirement Assistance Plan ("ERAP"), the Company's Unfunded Retirement Income Plan, and the Company's Excess Retirement Income Plan (hereinafter referred to collectively as the "Retirement Plan"). Any Retirement Plan benefits that are exempt from Section 409A of the Code due to having been fully vested as of December 31, 2004, and any Retirement Plan benefits that became vested between December 31, 2004 and the day before the Date of Termination, shall be distributed to Executive in accordance with the terms of the applicable Retirement Plan. The Company shall pay to Executive, on a date determined by the Company that is within 30 days after the Date of Termination (or any later date that may be required pursuant to Section 1(a) or Section 14 hereof), any Retirement Plan benefits that became vested as of the Date of Termination pursuant to this Section 6(a)(iii) plus an additional Retirement Plan benefit equal to the actuarial equivalent of the excess of (A) minus (B) where (A) equals the amount of the retirement benefits (determined as a straight life annuity payable to Executive on his normal retirement date) to which Executive would have been entitled under the terms of the Retirement Plan as if Executive had accumulated three additional years of total service as defined in ERAP and Executive's age was increased by three years, and where (B) equals the amount of the retirement benefits (determined as a straight life annuity payable to Executive on Executive's normal retirement date), to which Executive actually is entitled pursuant to the provisions of the Retirement Plan. For purposes of this subparagraph (iii), "actuarial equivalent" shall be determined using the same methods and assumptions used under the Retirement Plan for computing a lump sum payment as of the date of distribution to Executive under this Agreement; and

(iv) the terms and conditions of the Company's long-term incentive plans and any applicable award agreements thereunder shall control with respect to the vesting of any options or other awards thereunder then held by Executive; and

(v) To the extent not theretofore paid or provided, the Company shall timely pay or provide to Executive any other amounts or benefits required to be paid or provided or which Executive is eligible to receive under any plan, program, policy or practice or contract or agreement of the Company and its affiliated companies (such other amounts and benefits shall be hereinafter referred to as the "Other Benefits").

(b) Death, Disability or Retirement. If Executive's employment is terminated by reason of Executive's death, Disability or Retirement during the Employment Period, this Agreement shall terminate without further obligations to Executive or Executive's legal representatives under this Agreement, other than the obligation to pay Executive's Annual Base Salary through the Date of Termination and any accrued vacation pay to the extent then unpaid. Payment of such accrued amounts shall be paid on a date determined by the Company that is within 30 days after the Date of Termination (or any later date that may be required pursuant to Section 1(a) or Section 14 hereof). Executive or Executive's estate and/or beneficiaries shall be entitled to receive benefits under such plans, programs, practices and policies relating to death, disability or retirement benefits, if any, and any Other Benefits (as defined in Section 6(a)(v) hereof) as are applicable to Executive on the Date of Termination, in each case to the extent then unpaid.

(c) Cause; Other than for Good Reason. If Executive's employment shall be terminated for Cause during the Employment Period, or if Executive voluntarily terminates employment during the Employment Period other than for Good Reason, this Agreement shall terminate without further obligations to Executive under this Agreement other than the obligation to pay Executive's Annual Base Salary through the Date of Termination and any accrued vacation pay to the extent then unpaid. Payment of such accrued amounts shall be paid on a date determined by the Company that is within 30 days after the Date of Termination (or any later date that may be required pursuant to Section 1(a) or Section 14 hereof). Executive shall be entitled to receive any Other Benefits (as defined in Section 6(a)(v) hereof) as are applicable to Executive on the Date of Termination, to the extent then unpaid.

7. Non-exclusivity of Rights. Nothing in this Agreement shall prevent or limit Executive's continuing or future participation in any plan, program, policy or practice provided by the Company or any of its affiliated companies and for which Executive may qualify, nor, subject to Section 15(j), shall anything herein limit or otherwise affect such rights as Executive may have under any contract or agreement with the Company or any of its affiliated companies. Amounts which are vested benefits or which Executive is otherwise entitled to receive under any plan, policy, practice or program of or any contract or agreement with the Company or any of its affiliated companies at or subsequent to the Date of Termination shall be payable in accordance with such plan, policy, practice or program or contract or agreement except as explicitly modified by this Agreement.

8. Full Settlement; No Mitigation. The Company's obligation to make the payments provided for in this Agreement and otherwise to perform its obligations hereunder shall not be affected by any set-off, counterclaim, recoupment, defense or other claim, right or action which the Company may have against Executive or others. In no event shall Executive be obligated to seek other employment or take any other action by way of mitigation of the amounts payable to Executive under any of the provisions of this Agreement and such amounts shall not be reduced whether or not Executive obtains other employment.

9. Costs of Enforcement.

(a) The Company shall reimburse Executive, on a current basis, for all reasonable legal fees and related expenses incurred by Executive in contesting or disputing any termination of Executive's employment after the Effective Date, or Executive's seeking to obtain or enforce any right or benefit provided by this Agreement, in each case, regardless of whether or not Executive's claim is upheld by an arbitral panel or a court of competent jurisdiction; provided, however, Executive shall be required to repay to the Company any such amounts to the extent that an arbitral panel or a court issues a final and non-appealable order, judgment, decree or award setting forth the determination that the position taken by Executive was frivolous or advanced by Executive in bad faith. All such payments shall be made within five (5) business days after delivery of Executive's respective written requests for payment accompanied with such evidence of fees and expenses incurred as the Company reasonably may require, but in any event no later than December 31 of the year after the year in which the expense was incurred.

(b) In addition, Executive shall be entitled to be paid all reasonable legal fees and expenses, if any, incurred in connection with any tax audit or proceeding to the extent attributable to the application of Section 4999 of the Code to any payment or benefit hereunder. Such reimbursement of expenses shall be made on a current basis, as incurred, and in no event later than December 31 of the year following the calendar year in which the taxes that are the subject of the audit or proceeding are remitted to the taxing authority, or where as a result of such audit or proceeding no taxes are remitted, December 31 of the year following the calendar year in which the audit is completed or there is a final and nonappealable settlement or other resolution of the proceeding.

(c) The amount reimbursable by the Company under this Section 9 in any one calendar year shall not affect the amount reimbursable in any other calendar year. Executive's rights pursuant to this Section 9 shall expire at the end of ten years after the Date of Termination and shall not be subject to liquidation or exchange for another benefit.

10. Certain Additional Payments by the Company.

(a) Anything in this Agreement to the contrary notwithstanding and except as set forth below, in the event it shall be determined that any payment or distribution by the Company to or for the benefit of Executive (whether paid or payable or distributed or distributable pursuant to the terms of this Agreement or otherwise, but determined without regard to any additional payments required under this Section 10) (a "Payment") would be subject to the excise tax imposed by Section 4999 of the Code or any interest or penalties are incurred by Executive with respect to such excise tax (such excise tax, together with any such interest and penalties, are hereinafter collectively referred to as the "Excise Tax"), then Executive shall be entitled to receive an additional payment (a "Gross-Up Payment") in an amount such that after payment by Executive of all taxes (including any interest or penalties imposed with respect to such taxes), including, without limitation, any income taxes (and any interest and penalties imposed with respect thereto) and Excise Tax imposed upon the Gross-Up Payment, Executive retains an amount of the Gross-Up Payment equal to the Excise Tax imposed upon the Payments.

Notwithstanding the foregoing provisions of this Section 10(a), if it shall be determined that Executive would be entitled to a Gross-Up Payment under Section 10(a), but that Executive, after taking into account the Payments and the Gross-Up Payment, would not receive a net after-tax benefit of at least $75,000 (taking into account both income and employment taxes and any Excise Tax) as compared to the net after-tax proceeds to Executive if he had received only the Safe Harbor Amount (as defined below), then the Company shall not pay Executive a Gross-Up Payment, and the Payments due under this Agreement shall be reduced so that the Parachute Value of all Payments, in the aggregate, equals the Safe Harbor Amount; provided, that if even after all Payments due under this Agreement are reduced to zero, the Parachute Value of all Payments would still exceed the Safe Harbor Amount, then no reduction of any Payments shall be made and the Gross-Up Payment shall be made. The reduction of the Payments due hereunder, if applicable, shall be made by first reducing the Severance Payment under Section 6(a)(i), and then shall be made in such a manner as to maximize the economic present value of all Payments actually made to Executive, determined by the Accounting Firm (as defined in Section 10(b) below) as of the date of the Change in Control for purposes of Section 280G of the Code using the discount rate required by Section 280G(d)(4) of the Code. For purposes of this Section 10, the "Parachute Value" of a Payment means the present value as of the date of the Change in Control for purposes of Section 280G of the Code of the portion of such Payment that constitutes a "parachute payment" under Section 280G(b)(2) of the Code, as determined by the Accounting Firm for purposes of determining whether and to what extent the Excise Tax will apply to such Payment. For purposes of this Section 10, Executive's "Safe Harbor Amount" means one dollar less than three times Executive's "base amount" within the meaning of Section 280G(b)(3) of the Code.

(b) Subject to the provisions of Section 10(c), all determinations required to be made under this Section 10, including whether and when a Gross-Up Payment is required and the amount of such Gross-Up Payment and the assumptions to be used in arriving at such determination, shall be made by the firm serving as independent auditors of the Company immediately prior to the Effective Date (the "Accounting Firm") which shall provide detailed supporting calculations both to the Company and Executive within 15 business days of the receipt of notice from Executive that there has been a Payment, or such earlier time as is requested by the Company. In the event that the Accounting Firm is serving as accountant or auditor for the individual, entity or group effecting the Change in Control, Executive shall appoint another nationally recognized accounting firm to make the determinations required hereunder (which accounting firm shall then be referred to as the Accounting Firm hereunder). All fees and expenses of the Accounting Firm shall be borne solely by the Company. Any Gross-Up Payment, as determined pursuant to this Section 10, shall be paid by the Company to Executive within five days of the receipt of the Accounting Firm's determination, but no event later than December 31 of the year after the year in which Executive remits taxes to the applicable taxing authorities. Any determination by the Accounting Firm shall be binding upon the Company and Executive. As a result of the uncertainty in the application of Section 4999 of the Code at the time of the initial determination by the Accounting Firm hereunder, it is possible that Gross-Up Payments which will not have been made by the Company should have been made ("Underpayment"), consistent with the calculations required to be made hereunder. In the event that the Company exhausts its remedies pursuant to Section 10(c) and Executive thereafter is required to make a payment of any Excise Tax, the Accounting Firm shall determine the amount of the Underpayment that has occurred and any such Underpayment shall be promptly paid by the Company to or for the benefit of Executive, but no later than December 31 of the year after the year in which the Underpayment is determined to exist.

(c) Executive shall notify the Company in writing of any claim by the Internal Revenue Service that, if successful, would require the payment by the Company of the Gross-Up Payment. Such notification shall be given as soon as practicable but no later than ten business days after Executive is informed in writing of such claim and shall apprise the Company of the nature of such claim and the date on which such claim is requested to be paid. Executive shall not pay such claim prior to the expiration of the 30-day period following the date on which it gives such notice to the Company (or such shorter period ending on the date that any payment of taxes with respect to such claim is due). If the Company notifies Executive in writing prior to the expiration of such period that it desires to contest such claim, Executive shall:

(i) give the Company any information reasonably requested by the Company relating to such claim,

(ii) take such action in connection with contesting such claim as the Company shall reasonably request in writing from time to time, including, without limitation, accepting legal representation with respect to such claim by an attorney reasonably selected by the Company,

(iii) cooperate with the Company in good faith in order effectively to contest such claim, and

(iv) permit the Company to participate in any proceedings relating to such claim;

provided, however, that the Company shall bear and pay directly all costs and expenses (including additional interest and penalties) incurred in connection with such contest and shall indemnify and hold Executive harmless, on an after-tax basis, for any Excise Tax or income tax (including interest and penalties with respect thereto) imposed as a result of such representation and payment of costs and expenses. Without limitation of the foregoing provisions of this Section 10(c), the Company shall control all proceedings taken in connection with such contest and, at its sole option, may pursue or forgo any and all administrative appeals, proceedings, hearings and conferences with the taxing authority in respect of such claim and may, at its sole option, either direct Executive to pay the tax claimed and sue for a refund or contest the claim in any permissible manner, and Executive agrees to prosecute such contest to a determination before any administrative tribunal, in a court of initial jurisdiction and in one or more appellate courts, as the Company shall determine; provided, however, that if the Company directs Executive to pay such claim and sue for a refund, the Company shall advance the amount of such payment to Executive, on an interest-free basis and shall indemnify and hold Executive harmless, on an after-tax basis, from any Excise Tax or income tax (including interest or penalties with respect thereto) imposed with respect to such advance or with respect to any imputed income with respect to such advance; and further provided that any extension of the statute of limitations relating to payment of taxes for the taxable year of Executive with respect to which such contested amount is claimed to be due is limited solely to such contested amount. Furthermore, the Company's control of the contest shall be limited to issues with respect to which a Gross-Up Payment would be payable hereunder and Executive shall be entitled to settle or contest, as the case may be, any other issue raised by the Internal Revenue Service or any other taxing authority.

(d) If, after the receipt by Executive of an amount advanced by the Company pursuant to Section 10(c), Executive becomes entitled to receive any refund with respect to such claim, Executive shall (subject to the Company's complying with the requirements of Section 10(c)) promptly pay to the Company the amount of such refund (together with any interest paid or credited thereon after taxes applicable thereto). If, after the receipt by Executive of an amount advanced by the Company pursuant to Section 10(c), a determination is made that Executive shall not be entitled to any refund with respect to such claim and the Company does not notify Executive in writing of its intent to contest such denial of refund prior to the expiration of 30 days after such determination, then such advance shall be forgiven and shall not be required to be repaid and the amount of such advance shall offset, to the extent thereof, the amount of Gross-Up Payment required to be paid.

11. Confidential Information. Executive shall hold in a fiduciary capacity for the benefit of the Company all secret or confidential information, knowledge or data relating to the Company or any of its affiliated companies, and their respective businesses, which shall have been obtained by Executive during Executive's employment by the Company or any of its affiliated companies. After termination of Executive's employment with the Company, Executive shall not, without the prior written consent of the Company or as may otherwise be required by law or legal process, communicate or divulge any such information, knowledge or data to anyone other than the Company and those designated by it. It is understood, however, that the obligations of this Section 11 shall not apply to the extent that the aforesaid matters (i) are disclosed in circumstances where Executive is legally required to do so or (ii) become generally known to and available for use by the public other than by acts by Executive or representatives of Executive in violation of this Agreement.

12. Arbitration. Any dispute or controversy arising under or in connection with this Agreement shall be settled exclusively by arbitration in the State of Tennessee by three arbitrators in accordance with the rules of the Employment Dispute Rules of the American Arbitration Association and the Federal Arbitration Act, 9 U.S.C. §1, *et. seq*. Judgment may be entered on the arbitrators' award in any court having jurisdiction. Except as provided in Section 9, the Company shall bear all costs and expenses arising in connection with any arbitration proceeding pursuant to this Section 12.

13. Successors.

(a) This Agreement is personal to Executive and without the prior written consent of the Company shall not be assignable by Executive otherwise than by will or the laws of descent and distribution. This Agreement shall inure to the benefit of and be enforceable by Executive's legal representatives.

(b) This Agreement shall inure to the benefit of and be binding upon the Company and its successors and assigns.

(c) The Company will require any successor (whether direct or indirect, by purchase, merger, consolidation or otherwise) to all or substantially all of the business and/or assets of the Company to assume expressly and agree to perform this Agreement in the same manner and to the same extent that the Company would be required to perform it if no such succession had taken place. As used in this Agreement, "Company" shall mean the Company as hereinbefore defined and any successor to its business and/or assets as aforesaid which assumes and agrees to perform this Agreement by operation of law, or otherwise.

14. Code Section 409A.

(a) This Agreement shall be interpreted and administered in a manner so that any amount or benefit payable hereunder shall be paid or provided in a manner that is either exempt from or compliant with the requirements Section 409A of the Code and applicable Internal Revenue Service guidance and Treasury Regulations issued thereunder (and any applicable transition relief under Section 409A of the Code).

(b) Notwithstanding anything in this Agreement to the contrary, to the extent that any amount or benefit that would constitute non-exempt "deferred compensation" for purposes of Section 409A of the Code would otherwise be payable or distributable hereunder, or a different form of payment would be effected, by reason of Executive's Disability or termination of employment, such amount or benefit will not be payable or distributable to Executive, and/or such different form of payment will not be effected, by reason of such circumstance unless (i) the circumstances giving rise to such Disability or termination of employment, as the case, may be, meet any description or definition of "disability" or "separation from service", as the case may be, in Section 409A of the Code and applicable regulations (without giving effect to any elective provisions that may be available under such definition), or (ii) the payment or distribution of such amount or benefit would be exempt from the application of Section 409A of the Code by reason of the short-term deferral exemption or otherwise. This provision does not prohibit the *vesting* of any amount upon a Disability or termination of employment, however defined. If this provision prevents the payment or distribution of any amount or benefit, such payment or distribution shall be made on the date, if any, on which an event occurs that constitutes a Section 409A-compliant "disability" or "separation from service," as the case, may be, or such later date as may be required by Section 14(c) below.

(c) Notwithstanding anything in this Agreement to the contrary, if any amount or benefit that would constitute non-exempt "deferred compensation" for purposes of Section 409A of the Code would otherwise be payable or distributable under this Agreement by reason of Executive's separation from service during a period in which he is a Specified Employee (as defined below), then, subject to any permissible acceleration of payment by the Company under Treas. Reg. Section 1.409A-3(j)(4)(ii) (domestic relations order), (j)(4)(iii) (conflicts of interest), or (j)(4)(vi) (payment of employment taxes), such non-exempt payments or benefits shall be delayed in order to comply with Section 409A(a)(2)(B)(i) of the Code, and such payments or benefits shall be paid or distributed to Executive during the five-day period commencing on the earlier of: (i) the expiration of the six-month period measured from the date of Executive's "separation from service", or (ii) the date of Executive's death. Upon the expiration of the applicable six-month period under Section 409A(a)(2)(B)(i) of the Code, all payments deferred pursuant to this Section 14(c) shall be paid to Executive (or Executive's estate, in the event of Executive's death) in a lump sum payment. Any remaining payments and benefits due under the Agreement shall be paid as otherwise provided in the Agreement. If any amounts or benefits payable hereunder could qualify for one or more separation pay exemptions described in Treas. Reg. §1.409A-1(b)(9), but such payments in the aggregate exceed the dollar limit permitted for the separation pay exemptions, the Company (acting through its head of human resources or any other designated officer) shall determine which portions thereof will be subject to such exemptions.

For purposes of this Agreement, the term "Specified Employee" has the meaning given such term in Code Section 409A and the final regulations thereunder ("Final 409A Regulations"), *provided, however*, that, as permitted in the Final 409A Regulations, the Company's Specified Employees and its application of the six-month delay rule of Code Section 409A(a)(2)(B)(i) shall be determined in accordance with rules adopted by the Board of Directors or a committee thereof, which shall be applied consistently with respect to all nonqualified deferred compensation arrangements of the Company, including this Agreement.

15. Miscellaneous.

(a) Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without reference to principles of conflict of laws.

(b) Captions. The captions of this Agreement are not part of the provisions hereof and shall have no force or effect.

(c) Amendments. This Agreement may not be amended or modified otherwise than by a written agreement executed by the parties hereto or their respective successors and legal representatives.

(d) Notices. All notices and other communications hereunder shall be in writing and shall be given by hand delivery to the other party or by registered or certified mail, return receipt requested, postage prepaid, addressed as follows:

If to Executive: the address set forth below
under Executive's signature

If to the Company: Eastman Chemical Company
200 South Wilcox Drive
Kingsport, Tennessee 37660-5280
Attention: Chairman of the Board
Copy to: Corporate Secretary

or to such other address as either party shall have furnished to the other in writing in accordance herewith. Notice and communications shall be effective when actually received by the addressee.

(e) Severability. The invalidity or unenforceability of any provision of this Agreement shall not affect the validity or enforceability of any other provision of this Agreement, and the Agreement shall be construed in all respects as if the invalid or unenforceable provision were omitted.

(f) Withholding. The Company may withhold from any amounts payable under this Agreement such federal, state, local or foreign taxes as shall be required to be withheld pursuant to any applicable law or regulation.

(g) Waivers. Executive's or the Company's failure to insist upon strict compliance with any provision of this Agreement or the failure to assert any right Executive or the Company may have hereunder, shall not be deemed to be a waiver of such provision or right or any other provision or right of this Agreement.

(h) Status Before and After Effective Date. Executive and the Company acknowledge that, except as may otherwise be provided under any other written agreement between Executive and the Company, the employment of Executive by the Company is "at will" and, subject to Section 1(a) hereof, Executive's employment and/or this Agreement may be terminated by either Executive or the Company at any time prior to the Effective Date, in which case Executive shall have no further rights under this Agreement. From and after the Effective Date this Agreement shall supersede any other agreement between the parties with respect to the subject matter hereof.

(i) Indemnification. Executive shall be entitled to the benefits of the indemnity provided by the Company's certificate of incorporation and bylaws, by agreement, or otherwise immediately prior to Effective Date, or any greater rights to indemnification thereafter provided to executive officers of the Company, and any subsequent changes to the certificate of incorporation, bylaws, agreement, or otherwise reducing the indemnity granted to such Executive shall not affect the rights granted hereunder. The Company may not reduce these indemnity benefits confirmed to Executive hereunder without the written consent of Executive.

(j) Related Agreements. To the extent that any provision of any other agreement between the Company and Executive shall limit, qualify or be inconsistent with any provision of this Agreement, then for purposes of this Agreement, while the same shall remain in force, the provisions of this Agreement shall control and such provision of such other agreement shall be deemed to have been superseded, and to be of no force and effect, as if such other agreement had been formally amended to the extent necessary to accomplish such purpose. Without limiting the foregoing, this Agreement hereby supersedes that certain Severance Agreement between Executive and the Company, in the form referenced in the Exhibit Index to the Company's 2004 Annual Report on Form 10-K, which prior agreement is hereby terminated and of no further force or effect.

(k) Action by the Company or the Board. Whenever this Agreement calls for action to be taken by the Company, such action may be taken by the Board or by the Compensation and Management Development Committee of the Board. Whenever this Agreement calls for action to be taken by the Board, or if the Board takes action on behalf of the Company for purposes of this Agreement, such action shall be taken by a majority vote of the members of the Board, excluding Executive if Executive is then a member of the Board.

(l) Counterparts. This Agreement may be executed in several counterparts, each of which shall be deemed to be an original but all of which together will constitute one and the same instrument.

(signatures on following page)

IN WITNESS WHEREOF, Executive has hereunto set Executive's hand and, pursuant to the authorization from its Board of Directors, the Company has caused these presents to be executed in its name on its behalf, all as of the day and year first above written.

____
[Executive]

Address:

____

____

EASTMAN CHEMICAL COMPANY

By: __________________________

AMENDED AND RESTATED
EASTMAN UNFUNDED RETIREMENT INCOME PLAN
Amended and Restated Effective December 31, 2008

EASTMAN UNFUNDED RETIREMENT INCOME PLAN
Amended and Restated Effective December 31, 2008

TABLE OF CONTENTS

EASTMAN UNFUNDED RETIREMENT INCOME PLAN

ARTICLE ONE

Purpose of Plan

1.1 This Plan implements the intent of providing retirement benefits by means of both a funded and unfunded plan. This Plan is maintained primarily for the purpose of providing deferred compensation for a select group of management or highly compensated employees as described in Section 201(2) of the Employee Retirement Income Security Act of 1974 and is designed to provide retirement benefits payable out of the general assets of the Company where benefits cannot be paid under the Funded Plan because of Code Section 401(a)(17) or Code Section 415 and the provisions of the Funded Plan which implement such Sections and/or because deferred compensation is ignored in defining compensation for purposes of calculating benefits under the Funded Plan.

The Plan originally was adopted effective January 1, 1994, amended, renamed and restated effective January 1, 2002 and January 1, 2008 and subsequently amended and restated again effective as of December 31, 2008 in order to comply with Section 409A of the Internal Revenue Code of 1986, as amended.

ARTICLE TWO

Definitions

2.1 "Code" shall mean the Internal Revenue Code of 1986, as amended from time to time.

2.2 "Company" shall mean Eastman Chemical Company, and any subsidiary and/or affiliated corporation which is a participating employer under the Funded Plan, except where a specific reference is made to a particular corporation.

2.3 "Compensation Committee" shall mean the Compensation and Management Development Committee of the Board of Directors of the Company.

2.4 "Effective Date" shall mean January 1, 1994. The Effective Date of this amended and restated Plan document is December 31, 2008. As permitted under the guidance issued under Code Section 409A, this Plan does not contain provisions retroactive to the effective date of Section 409A (January 1, 2005), but this Plan has complied with Section 409A and guidance thereunder since the effective date of such legislation.

2.5 "Employee" or "Participant" shall mean a participant in the Funded Plan.

2.6 "Five-Payment Lump Sum" shall mean the automatic form of payment for a Participant's benefit under this Plan if the Participant did not make the one-time Special Election described in Section 4.2. For purposes of calculating the Present Value of the Participant's benefit under this Plan on the date of his Termination of Employment the Participant's benefit shall be converted on an actuarially equivalent basis (calculated using the actuarial assumptions and methodologies that would be used by the Funded Plan) to five equal annual installments commencing on the first business day following the six month anniversary of the Participant's Termination of Employment. The remaining four installment payments shall be paid on the first business day following anniversary of the Participant's Termination of Employment.

2.7 "Funded Plan" shall mean the Eastman Retirement Assistance Plan.

2.8 "Global Benefits" shall mean the Company's internal organization responsible for the administration of the payment of benefits under this plan.

2.9 "Plan" shall mean this Eastman Unfunded Retirement Income Plan.

2.10 "Present Value" shall mean the actuarial present-value of the Participant's benefit under this Plan. Present Value for purposes of this Plan shall be calculated using the actuarial assumptions and methodologies that would be used by the Funded Plan to determine a single lump sum payment on the date of the Participant's Termination of Employment.

2.11 "Termination of Employment" means a separation from service under Code Section 409A and the Final 409A Regulations.

ARTICLE THREE

Eligibility

3.1 All Employees eligible to receive a benefit from the Funded Plan shall be eligible to receive a benefit under this Plan their benefit cannot be fully provided by the Funded Plan due to the benefit limitations imposed by Code Section 401(a)(17) or Code Section 415. Employees who are not eligible to participate in the Funded Plan are not eligible to participate in this Plan.

ARTICLE FOUR

Benefits

4.1 Benefits due under this Plan shall be paid in the form of a Five-Payment Lump Sum as described in Section 4.3 unless the Participant has made the election described in Section 4.2 of this Plan. If the Employee is deceased, the person who shall receive payment under this Plan (if any), shall be the same person who would be entitled to receive survivor benefits with respect to the Employee under the Funded Plan.

If a Participant made the election described in Section 4.2 of this Plan and dies while actively employed, the Present Value of the Participant's benefit on the date of his death shall be paid to the Participant's beneficiary no later than ninety (90) days after the date Global Benefits is notified of the Participant's death.

If a Participant dies before beginning to receive payments from this Plan (and the Participant did not make the election described in Section 4.2 of this Plan), the Present Value of the Participant's benefit under this Plan on the date of the Participant's death shall be distributed to the Participant's beneficiary in the form of a Five-Payment Lump Sum. The first payment will be made no later than the first business day of the second month following the Participant's death. The remaining payments shall be made on the anniversary of the Participant's death.

If the Participant dies before receiving all five installment payments, the Participant's Beneficiary shall receive the balance of the Participant's installment payments. Such remaining payments shall be paid to the beneficiary on the Participant's annual payment date,

4.2 Special One-Time Election.

(a) During the period beginning November 10, 2008 and ending December 5, 2008 (the "Election Period") each Participant who is eligible to participate in the Eastman Executive Deferred Compensation Plan ("EDCP") as of November 1, 2008 shall have the opportunity to elect, in the manner provided by the Company, to have the Present Value of his benefit under this Plan, if any, transferred to the EDCP on the date of his Termination of Employment (the "Transferred Benefit"). In order for such election to be effective:

(i) The Participant shall also be required to elect the form of payment applicable to his Transferred Benefit from the payment options available under the EDCP as of January 1, 2008; and

(ii) The Participant must acknowledge and agree that the election described in paragraph (a) is irrevocable.

The election described above will not be available to any Participant whose benefit commencement date under the Funded Plan is in 2008 or whose Termination of Employment from the Company occurs in 2008.

(b) In the event that a Participant fails to elect the form of payment applicable to his Transferred Benefit from the payment options available under the EDCP as of January 1, 2008, the Participant's benefit shall be paid to him in accordance with Section 4.3 of this Plan.

(c) If the Participant makes such a timely election, then upon his Termination of Employment, neither the Participant nor his beneficiaries shall have any further right to benefits of any kind under this Plan, and the payment of such Transferred Benefits shall be governed solely by the EDCP.

(d) The election described in paragraph (a) will not be available to any Participant who is not eligible to participate in the EDCP on November 1, 2008 according to records maintained by the Company.

4.3 If a Participant was not eligible for, or did not make the special one-time election described in Section 4.2 of this Plan, the Present Value of his benefit under this Plan on the date of his Termination of Employment will be paid to the Participant in a Five Payment Lump Sum. The first installment will be paid on the first business day following the six month anniversary of the Participant's Termination of Employment. The four remaining annual installment payments will be paid on the anniversary of the Participant's Termination of Employment. Each installment payment shall be treated as a separate payment. No other payment option is available under this Plan.

4.4 The benefit payable under this Plan shall be the amount of the retirement income benefit to which an Employee would otherwise be entitled under the Funded Plan,

(i) if deferred compensation were included in the Funded Plan's definitions of "Participating Compensation" and "Retirement Annual Salary Rate", at the time of deferral; and

(ii) if the provisions of Sections 415 and 401(a)(17) of the Code, as expressed in the Funded Plan, were disregarded;

less the combined amounts of the retirement income benefit to which the Employee is entitled under the Funded Plan and the retirement income benefit to which such Employee is entitled under the Eastman Excess Retirement Income Plan.

The "retirement income benefit to which the Participant is entitled under the Funded Plan generally means the benefits actually payable to the Participant under the Funded Plan; provided, however, that where the benefits actually payable to the Participant under the Funded Plan are reduced on account of a payment of all or a portion of the Participant's benefits to a third party on behalf of or with respect to an Employee (pursuant, for example, to a qualified domestic relations order), the "retirement income benefit to which the Participant is entitled under the Funded Plan" shall be deemed to mean the benefit that would have been actually payable but for such payment to a third party.

4.5 If an Employee's benefit from the Funded Plan is subject to an actuarial reduction because of the time when payment commences, his benefit from this Plan shall be actuarially reduced on the same basis.

4.6 If the Present Value of the Participant's benefit under this Plan on the date of his Termination of Employment plus the Present Value of the Participant's benefit under the Eastman Excess Retirement Income Plan (the "ERIP") is $5,000 or less, the Participant's benefit from this Plan and the ERIP shall be automatically paid to him in a single lump sum on the first business day following the 6th month anniversary of his Termination of Employment.

4.7 The benefits payable under this Plan shall be paid by the Company out of its general assets. To the extent an Employee acquires the right to receive a payment under this Plan, such right shall be no greater than that of an unsecured general creditor of the Company. No amount payable under this Plan may be assigned, transferred, encumbered or subject to any legal process for the payment of any claim against an Employee.

ARTICLE FIVE

Administration

5.1 Responsibility. Except as expressly provided otherwise herein, the Senior Vice President and Chief Administrative Officer ("Senior VP & CAO") shall have total and exclusive responsibility to control, operate, manage and administer this Plan in accordance with its terms.

5.2 Authority of Senior Vice President and Chief Administrative Officer. The Senior VP & CAO shall have all the authority that may be necessary or helpful to enable him to discharge his responsibilities with respect to this Plan. Without limiting the generality of the preceding sentence, such Senior VP & CAO shall have the exclusive right: to interpret this Plan, to determine eligibility for participation in this Plan, to answer all question concerning eligibility for and the amount of benefits payable under this Plan, to construe any ambiguous provision of this Plan, to correct any default, to supply any omission, to reconcile any inconsistency, and to answer any and all questions arising in the administration, interpretation, and application of this Plan. However, see Section 5.5.

5.3 Discretionary Authority. The Senior VP & CAO shall have full discretionary authority in all matters related to the discharge of his responsibilities and the exercise of his authority under this Plan including, without limitation, his construction of the terms of this Plan and his determination of eligibility for participation and benefits under this Plan. It is the intent of this Plan that the decisions of such Senior VP & CAO and his action with respect to this Plan shall be final and binding upon all persons having or claiming to have any right or interest in or under this Plan and that no such decision or action shall be modified upon judicial review unless such decision or action is proven to be arbitrary or capricious. Notwithstanding anything to the contrary in this Article Five, the Senior VP & CAO shall not have the authority to make any decision or resolve any issue that directly affects his own participation or benefits under this Plan, and instead such decision or resolution shall be reserved to the Compensation Committee.

5.4 Delegation of Authority. The Senior VP & CAO may delegate some or all of his authority under this Plan to any person or persons provided that any such delegation be in writing.

5.5 Authority Compensation Committee. Under Section 4.1 of this Plan, decisions concerning payment of benefits to executive officers shall be made by the Compensation Committee of the Board of Directors, and to that extent the provisions of 5.1 through 5.4 above shall be deemed to apply to such Committee.

ARTICLE SIX

Amendment and Termination

6.1 While the Company intends to maintain this Plan under present business conditions, the Company, acting through the Compensation Committee, reserves the right to amend and/or terminate it at any time for whatever reasons it may deem advisable. Notwithstanding the foregoing, termination of this Plan must comply with the requirements of Treas. Reg. Section 1.409A-3(j)(4)(ix).

6.2 Notwithstanding the preceding Section, however, the Company hereby makes a contractual commitment to pay the benefits accrued under this Plan as of the date of such amendment or termination to the extent it is financially capable of meeting such obligation.

ARTICLE SEVEN

Miscellaneous

7.1 Nothing contained in this Plan shall be construed as a contract of employment between the Company and an Employee, or as a right of an Employee to be continued in the employment of the Company, or as a limitation of the right of the Company to discharge any of its Employees, with or without cause.

7.2 This Plan shall be governed by the laws of the State of Tennessee, except to the extent preempted by federal law.

7.3 This Plan shall be binding upon the successors and assigns of the parties hereto.

7.4 The Company will withhold to the extent required by law all applicable income and other taxes from amounts accrued or paid under this Plan.

AMENDED AND RESTATED
EASTMAN EXECUTIVE DEFERRED COMPENSATION PLAN

(As Amended and Restated Effective as of December 31, 2008)

EASTMAN CHEMICAL COMPANY

AMENDED AND RESTATED
EASTMAN EXECUTIVE DEFERRED COMPENSATION PLAN
TABLE OF CONTENTS

AMENDED AND RESTATED
EASTMAN EXECUTIVE DEFERRED COMPENSATION PLAN

Preamble. This Amended and Restated Eastman Executive Deferred Compensation Plan is an unfunded, nonqualified deferred compensation arrangement for eligible employees of Eastman Chemical Company ("the Company") and certain of its subsidiaries. Under this Plan, each Eligible Employee is annually given an opportunity to defer payment of part of his or her cash compensation.

This Plan originally was adopted effective January 1, 1994, amended and restated effective as of August 1, 2002 and August 1, 2007 and subsequently amended and restated again effective as of December 31, 2008 in order to comply with Section 409A of the Internal Revenue Code of 1986, as amended. As permitted under guidance issued under Code Section 409A, this Plan does not contain provisions retroactive to the effective date of Section 409A and guidance thereunder since the effective date of such legislation.

Section 1. Definitions.

Section 1.1. "Account" means the EDCP Account. The EDCP Account is further sub-divided into an Interest Account and a Stock Account, and if applicable, each Interest Account and Stock Account is further sub-divided into a Grandfathered Account and a Non-Grandfathered Account.

Section 1.2. "Board" means the Board of Directors of the Company.

Section 1.3. "Change In Control" means a change in control of the Company of a nature that would be required to be reported (assuming such event has not been "previously reported") in response to Item 1 (a) of a Current Report on Form 8-K, as in effect on December 31, 2001, pursuant to Section 13 or 15(d) of the Exchange Act; provided that, without limitation, a Change In Control shall be deemed to have occurred at such time as (i) any "person" within the meaning of Section 14(d) of the Exchange Act, other than the Company, a subsidiary of the Company, or any employee benefit plan(s) sponsored by the Company or any subsidiary of the Company, is or has become the "beneficial owner," as defined in Rule 13d-3 under the Exchange Act, directly or indirectly, of 25% or more of the combined voting power of the outstanding securities of the Company ordinarily having the right to vote at the election of directors; provided, however, that the following will not constitute a Change In Control: any acquisition by any corporation if, immediately following such acquisition, more than 75% of the outstanding securities of the acquiring corporation ordinarily having the right to vote in the election of directors is beneficially owned by all or substantially all of those persons who, immediately prior to such acquisition, were the beneficial owners of the outstanding securities of the Company ordinarily having the right to vote in the election of directors, or (ii) individuals who constitute the Board on January 1, 2002 (the "Incumbent Board") have ceased for any reason to constitute at least a majority thereof, provided that: any person becoming a director subsequent to January 1, 2002 whose election, or nomination for election by the Company's stockholders, was approved by a vote of at least three-quarters (3/4) of the directors comprising the Incumbent Board (either by a specific vote or by approval of the proxy statement of the Company in which such person is named as a nominee for director without objection to such nomination) shall be, for purposes of this Plan, considered as though such person were a member of the Incumbent Board, (iii) upon approval by the Company's stockholders of a reorganization, merger or consolidation, other than one with respect to which all or substantially all of those persons who were the beneficial owners, immediately prior to such reorganization, merger or consolidation, of outstanding securities of the Company ordinarily having the right to vote in the election of directors own, immediately after such transaction, more than 75% of the outstanding securities of the resulting corporation ordinarily having the right to vote in the election of directors; or (iv) upon approval by the Company's stockholders of a complete liquidation and dissolution of the Company or the sale or other disposition of all or substantially all of the assets of the Company other than to a subsidiary of the Company.

Section 1.4. "Class Year" means each calendar year. Notwithstanding the foregoing, the "2004 Class Year" includes all amounts deferred into this Plan in 2004 and in any calendar years prior to 2004 plus any earnings accruing to the Participant's 2004 Class Year.

Section 1.5. "Code" means the Internal Revenue Code of 1986, as amended.

Section 1.6. "Common Stock" means the $.01 par value common stock of the Company.

Section 1.7. "Company" means Eastman Chemical Company.

Section 1.8. "Compensation Committee" shall mean the Compensation and Management Development Committee of the Board.

Section 1.9. "Deferrable Amount" means, for a given fiscal year of the Company, an amount equal to the sum of the Eligible Employee's (i) annual base cash compensation; (ii) annual cash payments under the Company's Unit Performance Plan and any sales incentive plan of the Company in which an Eligible Employee participates; (iii) stock and stock-based awards under the Omnibus Plan which, under the terms of the Omnibus Plan and the award, are payable in cash and required or allowed to be deferred into this Plan; (iv) signing bonus and/or retention bonus, if any, received in connection with his or her initial employment with the Company or the acquisition by the Company of such person's previous employer; and (v) special awards of $15,000 or more, such as special awards under the Company's Employee/Team Recognition Program and Chairman & CEO's Award Program. In each case, however, the Deferrable Amount shall not include any amount that must be withheld from the Eligible Employee's wages for income or employment tax purposes.

Section 1.10. "Disability" means the Participant (i) is, by reason of any medically determinable physical or mental impairment that can be expected to result in death or can be expected to last for a continuous period of not less than 12 months, receiving income replacement benefits for a period of not less than 3 months under the Applicable Disability Plan (as defined below), or (ii) qualifies for Social Security disability benefits. The "Applicable Disability Plan" shall be the group long-term disability insurance plan offered by the Company to the Participant at the time of the determination. If no group long-term disability insurance plan is being offered to the Participant at the time of such determination, the Participant shall be required to satisfy clause (ii) in order to be declared Disabled for purposes of this Plan.

Section 1.11. "EIP/ESOP" means the Eastman Investment and Employee Stock Ownership Plan.

Section 1.12. "Eligible Employee" means a U.S.-based employee of the Company or any of its U.S. Subsidiaries who at any time has a salary grade classification of SG-49/SG-105 or above. Any employee who becomes eligible to participate in this Plan and in a future year does not qualify as an Eligible Employee because of a change in position level shall nevertheless be eligible to participate in such year.

Section 1.13. "Employee Service Center" means the Company's internal organization responsible for processing transactions and providing general information for Participants under this Plan.

Section 1.14. "Enrollment Period" means the period designated by Global Benefits each year, provided however, that such period shall end on or before the last business day of each year.

Section 1.15. "Excess Compensation" means the excess, if any, of (1) an Employee's "Company Compensation" as defined in the EIP/ESOP, over (2) the applicable dollar amount under Section 401(a)(17) of the Internal Revenue Code of 1986, as amended, which applies to the EIP/ESOP for a given plan year of the EIP/ESOP.

Section 1.16. "Exchange Act" means the Securities Exchange Act of 1934, as amended.

Section 1.17. "Global Benefits" shall mean the Company's internal organization responsible for the administration of the payment of benefits under this Plan.

Section 1.18. "Grandfathered Account" means the value of the Account of each Participant on December 31, 2004, including (i) the amount of the Participant's ESOP or RSC allocation for 2004, if any, even if such amount had not been credited to a Participant's Account as of December 31, 2004, and (ii) any earnings accruing to the Participant's Grandfathered Account. For purposes of this Plan, no part of the Participant's Grandfathered Account shall be subject to Code Section 409A, including the 6 month delay required under Section 8.3 of this Plan. For purposes of this Plan, the "Non-Grandfathered Account" shall equal the Participant's Account balance on the date of the Participant's Termination of Employment, minus the amount of the Participant's Grandfathered Account. The Non-Grandfathered Account shall be subject to Code Section 409A.

Section 1.19. "Hardship" means an emergency event beyond the Participant's control which would cause the Participant severe financial hardship if the payment of amounts from his or her Accounts were not approved. Any distribution for Hardship shall be limited to amounts in a Participant's Grandfathered Account.

Section 1.20. "Initial Enrollment Period" means, for an Eligible Employee who is newly employed by the Company, the period beginning prior to such date of employment and ending 30 days after the date of employment. For a person who becomes an employee of the Company or a U.S. Subsidiary through an acquisition by the Company of such person's previous employer, "Initial Enrollment Period" with respect to deferral of any signing bonus or retention bonus payable to such person shall mean the period beginning prior to such date of acquisition, and ending 30 days after such date of acquisition. An Eligible Employee who is rehired by the Company may not enroll during the Initial Enrollment Period if he or she was eligible to participate in this Plan at any time during the twenty-four (24) month period prior to his or her rehire.

Section 1.21. "Interest Account" means the account established by the Company for each Participant for compensation deferred or Excess Contribution amounts credited pursuant to this Plan and which shall bear interest as described in Section 4.1 below. The maintenance of individual Interest Accounts is for bookkeeping purposes only. If applicable, each Interest Account shall be further sub-divided into a Grandfathered Account and Non-Grandfathered Account.

Section 1.22. "Interest Rate" means the monthly average of bank prime lending rates to most favored customers as published in The Wall Street Journal, such average to be determined as of the last day of each month.

Section 1.23. "Market Value" means the closing price of the shares of Common Stock on the New York Stock Exchange on the day on which such value is to be determined or, if no such shares were traded on such day, said closing price on the next business day on which such shares are traded, provided, however, that if at any relevant time the shares of Common Stock are not traded on the New York Stock Exchange, then "Market Value" shall be determined by reference to the closing price of the shares of Common Stock on another national securities exchange, if applicable, or if the shares are not traded on an exchange but are traded in the over-the-counter market, by reference to the last sale price or the closing "asked" price of the shares in the over-the-counter market as reported by the National Association of Securities Dealers Automated Quotation System (NASDAQ) or other national quotation service.

Section 1.24. "Omnibus Plan" means the Eastman Chemical Company 1994 Omnibus Long-Term Compensation Plan or any successor plan to the Omnibus Plan providing for awards of stock and stock-based compensation to Company employees.

Section 1.25. "Participant" means an Eligible Employee who (i) elects for one or more years to defer compensation pursuant to this Plan; or (ii) receives an ESOP or RSC allocation under Section 2.2 of this Plan.

Section 1.26. "Plan" means this Amended and Restated Eastman Executive Deferred Compensation Plan.

Section 1.27. "Section 16 Insider" means a Participant who is, with respect to the Company, subject to the reporting requirements of Section 16 of the Exchange Act.

Section 1.28. "Stock Account" means the account established by the Company for each Participant, the performance of which shall be measured by reference to the Market Value of Common Stock. The maintenance of individual Stock Accounts is for bookkeeping purposes only. If applicable, each Stock Account shall be further sub-divided into a Grandfathered Account and Non-Grandfathered Account.

Section 1.29. "Termination of Employment" means a separation from service under Code Section 409A and the Final 409A Regulations.

Section 1.30. "Unforeseeable Emergency" means severe financial hardship of the Participant resulting from an illness or accident of the Participant, the Participant's spouse, the Participant's beneficiary or a dependent (as defined in Section 152 of the Code without regard to Section 152(b)(1), (b)(2), and (d)(1)(B)), loss of the Participant's property due to casualty (including the need to rebuild a home not otherwise covered by insurance), or other similar extraordinary and unforeseeable circumstances arising as a result of events beyond the control of the Participant. Except as otherwise provided herein, the purchase of a home and the payment of college tuition are not unforeseeable emergencies. Any distribution for an Unforeseeable Emergency shall be limited to amounts in a Participant's Non-Grandfathered Account.

Section 1.31. "U.S. Subsidiaries" means the United States subsidiaries of the Company listed on Schedule A.

Section 1.32. "Valuation Date" means each business day.

Section 2. Deferral of Compensation; Allocations.

Section 2.1. An Eligible Employee may elect to defer receipt of all or any portion of his or her Deferrable Amount to the Interest Account and/or Stock Account within such person's EDCP Account for the applicable Class Year. A Participant may make deferrals under this Plan regardless of whether the Participant elects deferrals under the EIP/ESOP for that Class Year. If an Eligible Employee terminates employment with the Company and all of its U.S. Subsidiaries, any previous Class Year deferral election and distribution election with respect to a payment or award under the Company's Unit Performance Plan, the Company's Omnibus Plan, and any sales incentive plan of the Company in which an Eligible Employee participates, shall remain in effect with respect to such items of compensation payable after Termination of Employment in the absence of a valid election for the first Class Year occurring after the Eligible Employee's Termination.

Section 2.2. For any Plan Year in which an Eligible Employee has Excess Compensation, then at such time, if any, as the Company makes a contribution to the EIP/ESOP with respect to such Plan Year, the Company shall credit to the Eligible Employee's Stock Account within his EDCP Account under this Plan, an amount equal to the product of (1) the amount of such Eligible Employee's Excess Compensation multiplied by (2) the ESOP or RSC Payout Percentage (the "ESOP/RSC allocation").

Section 3. Deferral Elections.

An Eligible Employee who wishes to defer compensation must irrevocably elect to do so during the applicable Enrollment Period. The Enrollment Period shall end prior to the first day of the service year with respect to the applicable Deferrable Amount. The "service year" is the Eligible Employee's taxable year in which the services related to the Deferrable Amount will be performed by the Eligible Employee. Elections shall be made annually for each Class Year.

Notwithstanding the foregoing, (i) in the first year in which a person becomes an Eligible Employee by reason of being employed by the Company, the Eligible Employee may elect to defer receipt of all or any portion of his or her Deferrable Amount earned for services to be performed subsequent to such election, provided that such election is made no later than the end of the Initial Enrollment Period; (ii) in the first year in which a person becomes an Eligible Employee through an acquisition by the Company of such person's previous employer, the Eligible Employee may elect to defer receipt of all or any portion of his or her signing bonus and/or retention bonus paid to such Eligible Employee by the Company, provided that (x) the deferred amount represents compensation for services to be performed subsequent to such election, and (y) such election is made no later than the end of the Initial Enrollment Period.

Section 4. Hypothetical Investments.

Section 4. 1. Interest Accounts. Amounts in a Participant's Interest Accounts are hypothetically invested in an interest bearing account which bears interest computed at the Interest Rate, compounded monthly.

Section 4.2. Stock Accounts. Amounts in a Participant's Stock Accounts are hypothetically invested in units of Common Stock. Amounts deferred into Stock Accounts are recorded as units of Common Stock, and fractions thereof with one unit equating to a single share of Common Stock. Thus, the value of one unit shall be the Market Value of a single share of Common Stock. The use of units is merely a bookkeeping convenience; the units are not actual shares of Common Stock. The Company will not reserve or otherwise set aside any Common Stock for or to any Stock Account.

Section 5. Deferrals and Crediting Amounts to Accounts.

Section 5.1. Manner of Electing Deferral. An Eligible Employee may elect to defer compensation by completing the deferral election process established by Global Benefits. For each Class Year, each Eligible Employee shall elect, in the manner specified by Global Benefits (i) the amount and sources of Deferrable Amount to be deferred; (ii) whether deferral of annual base cash compensation is to be at the same rate throughout the year, or at different rates for each calendar quarter of the year; (iii) the portion of the deferral to be credited to the Participant's Interest Account and Stock Account respectively; and (iv) the manner of payment. An election to defer compensation shall be irrevocable following the end of the applicable Enrollment Period, but the portion of the deferral to be credited to the Participant's Interest Account and Stock Account, respectively, may be reallocated by the Participant in the manner specified by Global Benefits or its authorized designee through and including the business day immediately preceding the date on which the deferred amount is credited to the Participant's Accounts pursuant to Section 5.2.

Section 5.2. Crediting of Amounts to Accounts. Except as otherwise provided in this Section with respect to Section 16 Insiders, amounts to be deferred each Class Year shall be credited to the Participant's Interest Account and/or Stock Account, as applicable, within the EDCP Account as of the date such amounts are otherwise payable. An ESOP/RSC allocation which is made pursuant to Section 2.2 shall be credited to the Participant's Stock Account within the EDCP Account as of the date the Company makes the contribution to the EIP/ESOP which triggers the ESOP/RSC allocation under this Plan provided the Participant is employed by the Company on the ESOP/RSC allocation date. In the event a Participant entitled to an ESOP/RSC allocation is not employed on the ESOP/RSC allocation date, such payment shall be made in cash to the Participant by the Company. Notwithstanding the foregoing, for each Section 16 Insider, each and every Deferrable Amount, when initially credited to the Participant's EDCP Account, shall be held in a Participant's Interest Account until the next date that dividends are paid on Common Stock (see Section 7.6 of this Plan), and on such date the Deferrable Amount that would have been initially credited to the Participant's Stock Account but for this sentence shall be transferred, together with allocable interest thereon, to the Participant's Stock Account, provided that such transfer shall be subject to the restrictions set forth in Section 7.2.

Section 6. Deferral Period. Subject to Sections 9, 10, and 19 hereof, the amounts credited to a Participant's Accounts and earnings thereon will be deferred until the Participant dies, becomes Disabled or has a Termination of Employment with the Company and all of its U.S. Subsidiaries. Any such election shall be made during the applicable Enrollment Period on the deferred compensation form referenced in Section 5 above. The payment of a Participant's Account shall be governed by Sections 8, 9, 10, and 19, as applicable.

Section 7. Investment in the Stock Account and Transfers Between Accounts.

Section 7.1. Election Into the Stock Account. Amounts to be credited to a Participant's Stock Account, whether by reason of a deferral election by the Participant or an ESOP allocation by the Company, shall be credited, as of the date described in Section 5.2, with that number of units of Common Stock, and fractions thereof, obtained by dividing the dollar amount to be credited into the respective Stock Account by the Market Value of the Common Stock as of such date.

Section 7.2. Transfers Between Accounts. Except as otherwise provided in this Section, a Participant may direct that all or any portion, designated as a whole dollar amount, of the existing balance of his or her Interest or Stock Account be transferred to the other Account, effective as of (i) the date such election is made, if and only if such election is made prior to the close of trading on the New York Stock Exchange on a day on which the Common Stock is traded on the New York Stock Exchange, or (ii) if such election is made after the close of trading on the New York Stock Exchange on a given day or at any time on a day on which no sales of Common Stock are made on the New York Stock Exchange, then on the next business day on which the Common Stock is traded on the New York Stock Exchange (the date described in (i) or (ii), as applicable, is referred to hereinafter as the election's "Effective Date").

Such election shall be made in the manner specified by the Committee or its authorized designee; provided however, that a Section 16 Insider may only elect to transfer between his or her Accounts if he or she has made no election within the previous six months to effect an "opposite way" fund-switching (i.e., transfer out versus transfer in) transfer into or out of the Stock Account or the Eastman Stock Funds of the Eastman Investment and Employee Stock Ownership Plan, or any other "opposite way" intra-plan transfer or plan distribution involving a Company equity securities fund which constitutes a "Discretionary Transaction" as defined in Rule 16b-3 under the Exchange Act. A Participant's election to transfer less than all of the funds in his or her Interest Accounts to his or her Stock Accounts shall be applied pro rata to the Interest Account in the Participant's EDCP Account. The same procedure shall be followed if the Participant elects to transfer less than all of the funds in his or her Stock Accounts to his or her Interest Accounts.

In addition, and notwithstanding the foregoing, a Section 16 Insider's Deferrable Amount that is initially allocated to his or her Interest Account as provided in Section 5.2, shall be transferred, following such initial allocation, from the Participant's Interest Account to his or her Stock Account in the manner provided in Section 5.2.

Section 7.3. Transfer Into the Stock Account. If a Participant elects pursuant to Section 7.2 to transfer an amount from his or her Interest Accounts to his or her Stock Accounts, then, effective as of the election's Effective Date, his or her Stock Accounts shall be credited with that number of units of Common Stock; and fractions thereof, obtained by dividing the dollar amount elected to be transferred by the Market Value of the Common Stock on the Valuation Date immediately preceding the election's Effective Date; and (ii) his or her Interest Accounts shall be reduced by the amount elected to be transferred.

Section 7.4. Transfer Out of the Stock Account. If a Participant elects pursuant to Section 7.2 to transfer an amount from his or her Stock Accounts to his or her Interest Account, effective as of the election's Effective Date; (i) his or her Interest Accounts shall be credited with a dollar amount equal to the amount obtained by multiplying the number of units to be transferred by the Market Value of the Common Stock on the Valuation Date immediately preceding the election's Effective Date; and (ii) his or her Stock Accounts shall be reduced by the number of units elected to be transferred.

Section 7.5. Dividend Equivalents. Effective as of the payment date for each cash dividend on the Common Stock, the Stock Accounts of each Participant who had a balance in his or her Stock Accounts on the record date for such dividend shall be credited with a number of units of Common Stock, and fractions thereof, obtained by dividing (i) the aggregate dollar amount of such cash dividend payable in respect of such Participant's Stock Accounts (determined by multiplying the dollar value of the dividend paid upon a single share of Common Stock by the number of units of Common Stock held in the Participant's Stock Accounts on the record date for such dividend); by (ii) the Market Value of the Common Stock on the Valuation Date immediately preceding the payment date for such cash dividend.

Section 7.6. Stock Dividends. Effective as of the payment date for each stock dividend on the Common Stock, additional units of Common Stock shall be credited to the Stock Accounts of each Participant who had a balance in his or her Stock Accounts on the record date for such dividend. The number of units that shall be credited to the Stock Account of such a Participant shall equal the number of shares of Common Stock and fractions thereof, which the Participant would have received as stock dividends had he or she been the owner on the record date for such stock dividend of the number of shares of Common Stock equal to the number of units credited to his or her Stock Accounts on such record date.

Section 7.7. Recapitalization. If, as a result of a recapitalization of the Company, the outstanding shares of Common Stock shall be changed into a greater number or smaller number of shares, the number of units credited to a Participant's Stock Accounts shall be appropriately adjusted on the same basis.

Section 7.8. Distributions. Amounts in respect of units of Common Stock may only be distributed out of the Stock Accounts by transfer to the Interest Accounts (pursuant to Sections 7.2 and 7.4 or 7.10) or withdrawal from the Stock Accounts (pursuant to Sections 8, 9, 10, or 19), and shall be distributed in cash. The number of units to be distributed from a Participant's Stock Accounts shall be valued by multiplying the number of such units by the Market Value of the Common Stock as of the Valuation Date immediately preceding the date such distribution is to occur. Pending the complete distribution under Section 8.2 or liquidation under Section 7.10 of the Stock Accounts of a Participant who has terminated his or her employment with the Company or any of its U.S. Subsidiaries, the Participant shall continue to be able to make elections pursuant to Sections 7.2, 7.3, and 7.4 and his or her Stock Accounts shall continue to be credited with additional units of Common Stock pursuant to Sections 7.5, 7.6, and 7.7.

Section 7.9. Responsibility for Investment Choices. Each Participant is solely responsible for any decision to defer compensation into his or her EDCP Stock Account, and to retain in his or her ESOP Stock Account any amounts credited thereto, and to transfer amounts to and from his or her Stock Accounts. Each Participant accepts all investment risks entailed by such decision, including the risk of loss and a decrease in the value of the amounts he or she elects to transfer into his or her Stock Accounts.

Section 7.10. No Reinvestment in Stock Accounts after Termination of Employment. Once a Participant has had a Termination of Employment with the Company and all of its U.S. Subsidiaries, a Participant may, until his Account is fully distributed and pursuant to the rules of this Plan, elect to liquidate units of the Stock Accounts and transfer such value to the Interest Accounts, but the Participant may not transfer any funds from the Interest Accounts into the Stock Accounts. For purposes of valuing the units of Common Stock subject to such a transfer, the approach described in Section 7.8 shall be used.

Section 8. Payment of Deferred Compensation.

Section 8.1. Background. No withdrawal may be made from a Participant's Accounts except as provided in this Section 8 and Sections 9, 10, and 19.

Section 8.2. Manner of Payment. Payment of a Participant's Account shall be made in a single lump sum or annual installments, as elected by the Participant pursuant to this Section 8 for each Class Year. The maximum number of annual installments is ten. If a Participant elects installments, the amount of each payment shall be equal to the value, as of the preceding Valuation Date, of the Participant's Class Year Account, divided by the number of installments remaining to be paid. All payments from this Plan shall be made in cash.

Section 8.3. Timing of Payments.

(a) Subject to Sections 8.3(b), 8.3(c) and 8.3(d), payments shall commence in the year elected by the Participant pursuant to this Section 8, up through the tenth year following the year in which the Participant becomes Disabled or has a Termination of Employment from the Company and all of its U.S. Subsidiaries, but in no event may a Participant elect to have payments commence later than the year the Participant reaches age 71. If payment is due from a Participant's Grandfathered Account in a lump sum, such payment shall be made on the first business day of the month following the Participant's Termination of Employment. If payment is due from a Participant's Grandfathered Account in installments, payments shall begin on the first business day following the Participant's Termination of Employment and the remaining installment payments shall be made on each anniversary of the Participant's first installment payment.

(b) If payment is due from this Plan on account of Termination of Employment (but not death or Disability) and payment is due in a lump sum, the Participant's right to receive such payment will be delayed until the earlier of the Participant's death, Disability or the first business day of the seventh month following the date of the Participant's Termination of Employment (subject to the exceptions specified in the Final 409A Regulations). This Section 8.3(b) shall not apply to any portion of the Participant's Grandfathered Account.

(c) If payment(s) are due from this Plan on account of Termination of Employment (but not death or Disability) and payments are due in annual installments, the Participant's right to begin to receive such payments will be delayed until the earlier of the Participant's death, Disability or the first business day of the seventh month following the date of the Participant's Termination of Employment (subject to the exceptions specified in the Final 409A Regulations) and the remaining installment payments will be paid on the anniversary of the Participant's first installment payment. For purposes of this Plan, each installment payment is considered to be a separate payment. This Section 8.3(c) shall not apply to any portion of the Participant's Grandfathered Account.

(d) If payment(s) are due from this Plan on account of Disability, and payments are due in annual installments, payments from the Participant's Grandfathered Account and Non-Grandfathered Account shall commence no later than the first business day of the second month following the Participant's Termination of Employment and the remaining installment payments will be paid on each anniversary of the initial payment. If payment is due from this Plan on account of Disability in a lump sum, payment from the Participant's Grandfathered Account and Non-Grandfathered Account shall be made to the Participant on the first business day of the month following the Participant's Termination of Employment.

Section 8.4. Valuation. The amount of each payment shall be equal to the value, as of the preceding Valuation Date, of the Participant's Accounts, divided by the number of remaining payments to be paid. If payment of a Participant's Accounts is to be paid in installments and the Participant has a balance in his or her Stock Account at the time of the payment of an installment, the amount that shall be distributed from his or her Stock Account shall be the amount obtained by multiplying the total amount of the installment determined in accordance with the immediately preceding sentence by the percentage obtained by dividing the balance in the Stock Account as of the immediately preceding Valuation Date by the total value of the Participant's Accounts as of such date. Similarly, in such case, the amount that shall be distributed from the Participant's Interest Account shall be the amount obtained by multiplying the total amount of the installment determined in accordance with the first sentence of this Section 8.4 by the percentage obtained by dividing the balance in the Interest Account as of the immediately preceding Valuation Date by the total value of the Participant's Accounts as of such date.

Section 8.5. Participant Payment Elections. An election by a Participant concerning the method of payment under Section 8.2 or the commencement of payments under Section 8.3 for his or her 2004 Class Year account must be made at least one (1) year before the Participant's Termination of Employment, and must be made during the Enrollment Period in the manner specified by Global Benefits. An election by a Participant concerning the method of payment under Section 8.2 or the commencement of payments under Section 8.3 for his or her 2005 or later Class Year accounts, must be made during the Enrollment Period which ends prior to the first day of the service year with respect to the Deferrable Amount subject to the election. Changes to elections for a Participant's 2005 or later Class Year accounts must comply with Section 8.6.

Section 8.5A. Default Payment Distribution Elections. If a Participant does not have a valid election in force at the time of Termination of Employment for any Class Year, then (i) if the value of his aggregate Accounts (Grandfathered and Non-Grandfathered) as of the last Valuation Date of the calendar year in which he has a Termination of Employment is less than ten thousand dollars ($10,000), then the value of his Class Year Account(s) for which a valid distribution election does not exist shall be paid in a single lump sum to the Participant on the first business day of the seventh month following the Participant's Termination of Employment date; and (ii) if the aggregate value of his Accounts (Grandfathered and Non-Grandfathered) as of the last Valuation Date of the calendar year in which he has a Termination of Employment is ten thousand dollars ($10,000) or more, then the value of his Class Year Account(s) for which a valid distribution election does not exist shall be paid in five (5) annual installments beginning on the first business day of the seventh month following the Participant's Termination of Employment date with the remaining installments paid to the Participant on each anniversary of the initial payment. Notwithstanding the foregoing, if the Class Year account for which a valid distribution election does not exist is the Participant's 2004 Class Year account, the six month delay shall not apply and payments shall be made in accordance with the provisions of Section 8.3(a).

This Section 8.5A shall apply regardless of the Participant's age on the date of his Termination of Employment.

Section 8.6. Special Payment Election Rules.

(a) Notwithstanding Sections 8.2, 8.3, 8.5 and 8.5A, if a Participant terminates employment less than one (1) year after the date he first becomes eligible to participate in this Plan, then an election made by the Participant under this Section 8 no later than thirty (30) days after the date he first becomes eligible to participate in this Plan shall be valid.

(b) The timing of a distribution of a Participant's Non-Grandfathered Account may not be accelerated, except in the event of an Unforeseeable Emergency or other permissible acceleration of distribution under Treas. Reg. Section 1.409A-3(j)(4)(iii) (conflicts of interest), (j)(4)(vi) (payment of employment taxes), (j)(4)(vii) (payment upon income inclusion under Section 409A), (j)(4)(ix) (plan terminations and liquidation), (j)(4)(xi) (payment of state, local or foreign taxes), (j)(4)(xiii) (certain offsets) and (i)(4)(xiv) (bona fide disputes).

(c) Any change which delays the timing of distributions or changes the form of distributions from a Participant's Non-Grandfathered Account may be made only if the following requirements are met:

(i) Any election to change the time and form of distribution may not take effect until at least 12 months after the date on which the election is made;

(ii) Other than in the event of death, the first payment with respect to the election described in (i) above, must be deferred for a period of at least 5 years from the date such payment otherwise would have been made; and

(iii) Any election related to a payment to be made at a specified time may not be made less than 12 months prior to the date of the first scheduled payment.

Any election to change the time or form of distribution from a Participant's Grandfathered Account must be in effect at least 12 months before the Participant's Termination of Employment in order to be valid.

Section 9. Payment of Deferred Compensation After Death. If a Participant dies prior to complete payment of his or her Accounts, the balance of such Accounts, valued as of the Valuation Date immediately preceding the date payment is made, shall be paid in a single, lump sum Payment to: (i) the beneficiary or contingent beneficiary designated by the Participant in accordance with procedures established by Global Benefits and such lump sum shall be paid no later than ninety (90) days after the Employee Service Center is notified of the Participant's death, (ii) in the absence of a valid designation of a beneficiary or contingent beneficiary, the Participant's estate within 30 days after appointment of a legal representative of the deceased Participant.

Section 10. Acceleration of Payment for Hardship or Unforeseeable Emergency.

Section 10.1. Hardship or Unforeseeable Emergency. Hardship distributions shall be limited to amounts in a Participant's Grandfathered Account and distributions for an Unforeseeable Emergency shall be limited to amounts in a Participant's Non-Grandfathered Account. Upon written approval from the Company's Senior Vice President and Chief Administrative Officer ("Senior VP & CAO), with respect to Participants other than executive officers of the Company, and by the Compensation Committee, with respect to Participants who are executive officers of the Company, and subject to the restrictions in the next two sentences, a Participant, whether or not he or she is still employed by the Company or any of its U.S. Subsidiaries, may be permitted to receive all or part of his or her Accounts if the Company's Senior VP & CAO (or his delegate), or the Compensation Committee, as applicable, determines that the Participant has suffered a Hardship or Unforeseeable Emergency. The amount distributed may not exceed the amount necessary to satisfy the Hardship or Unforeseeable Emergency plus amounts necessary to pay taxes reasonably anticipated as a result of the distribution, after taking into account the extent to which such Hardship or Unforeseeable Emergency is or may be relieved through reimbursement or compensation by insurance or otherwise by liquidation of the Participant's assets (to the extent the liquidation of such assets would not itself cause severe financial hardship).

Section 10.2. Other Payments. Any participant in this Plan may at his or her discretion withdraw at any time all or part of that person's Grandfathered Account Balance under this Plan; provided, if this option is exercised the individual will forfeit to the Corporation 10% of his or her aggregate Grandfathered Account Balance, and will not be permitted to make deferrals to or receive ESOP or RSC allocations under this Plan for a period of 36 months beginning on the first day of the plan year following the plan year which includes the date any payment to a Participant is made under this section.

Section 10.3. Accelerated Payment. If under this Plan one-half or more of the Participants with a Grandfathered Account, or one-fifth or more of the Participants with a Grandfathered Account with one-half or more of the value of all benefits owed exercise their option for immediate distribution in any consecutive six-month period, this will trigger immediate payment to all Participants of all benefits owed under the terms of this Plan from Grandfathered Accounts, immediate payout under this section will not involve reduction of the amounts paid to Participants as set forth in section 10.2. Any individual that has been penalized in this six-month period for electing immediate withdrawal will be paid that penalty, and continuing participation will be allowed, if payout to all Participants under this section occurs. Solely for purposes of this Section 10.3, "benefits" shall refer to amounts held in Grandfathered Accounts under this Plan.

Section 10.4. Section 16 Insiders. A Section 16 Insider may only receive a withdrawal from his or her Stock Account pursuant to this Section 10 if he or she has made no election within the previous six months to effect a fund-switching transfer into the Stock Account or the Eastman Stock Fund of the Eastman Investment Plan or any other "opposite way" intra-plan transfer into a Company equity securities fund which constitutes a "Discretionary Transaction" as defined in Rule 16b-3 under the Exchange Act. If such a distribution occurs while the Participant is employed by the Company or any of its U.S. Subsidiaries, any election to defer compensation for the year in which the Participant receives a withdrawal shall be ineffective as to compensation earned for the pay period following the pay period during which the withdrawal is made and thereafter for the remainder of such year and shall be ineffective as to any other compensation elected to be deferred for such year.

Section 10.5. EDCP Elections. A Participant's election to withdraw less than all of the funds in his or her Account under Sections 10.1 or 10.2 above shall be applied pro rata to all of the Participant's sub-accounts under this Plan (i.e., to the two investment accounts under the EDCP Account.

Section 11. Non-Competition and Non-Disclosure Provision. Participant will not, without the written consent of the Company, either during his or her employment by Company or any of its U.S. Subsidiaries or thereafter, disclose to anyone or make use of any confidential information which he or she has acquired during his or her employment relating to any of the business of the Company or any of its subsidiaries, except as such disclosure or use may be required in connection with his or her work as an employee of Company or any of its U.S. Subsidiaries. During Participant's employment by the Company or any of its U.S. Subsidiaries, and for a period of two years after the termination of such employment, he or she will not, without the written consent of the Company, either as principal, agent, consultant, employee or otherwise, engage in any work or other activity in competition with the Company in the field or fields in which he or she has worked for the Company or any of its U.S. Subsidiaries. The agreement in this Section 11 applies separately in the United States and in other countries but only to the extent that its application shall be reasonably necessary for the protection of the Company. If the Participant does not comply with the terms of this Section 11, the Company's Senior VP & CAO (or his delegate) with respect to Participants other than executive officers of the Company, or the Compensation Committee, with respect to executive officers of the Company may, in his or its sole discretion, direct the Company to pay to the Participant the balance credited to the portion of his or her Interest Accounts and/or Stock Accounts that consists of the Grandfathered Account portion.

Section 12. Participant's Rights Unsecured. The benefits payable under this Plan shall be paid by the Company each year out of its general assets. To the extent a Participant acquires the right to receive a payment under this Plan, such right shall be no greater than that of an unsecured general creditor of the Company. No amount payable under this Plan may be assigned, transferred, encumbered or subject to any legal process for the payment of any claim against a Participant. No Participant shall have the right to exercise any of the rights or privileges of a shareowner with respect to the units credited to his or her Stock Accounts.

Section 13. No Right to Continued Employment. Participation in this Plan shall not give any employee any right to remain in the employ of the Company or any of its U.S. Subsidiaries. The Company and each employer U S. Subsidiary reserve the right to terminate any Participant at any time.

Section 14. Statement of Account. Statements will be made available no less frequently than annually to each Participant or his or her estate showing the value of the Participant's Accounts.

Section 15. Deductions. The Company will withhold to the extent required by law an applicable income and other taxes from amounts deferred or paid under this Plan.

Section 16. Administration.

Section 16.1. Responsibility. Except as expressly provided otherwise herein, the Compensation Committee shall have total and exclusive responsibility to control, operate, manage and administer this Plan in accordance with its terms.

Section 16.2. Authority of the Compensation Committee. The Compensation Committee shall have all the authority that may be necessary or helpful to enable it to discharge its responsibilities with respect to this Plan. Without limiting the generality of the preceding sentence, the Compensation Committee shall have the exclusive right to interpret this Plan, to determine eligibility for participation in this Plan, to decide all questions concerning eligibility for and the amount of benefits payable under this Plan, to construe any ambiguous provision of this Plan, to correct any default, to supply any omission, to reconcile any inconsistency, and to decide any and all questions arising in the administration, interpretation, and application of this Plan.

Section 16.3. Discretionary Authority. The Compensation Committee shall have full discretionary authority in all matters related to the discharge of its responsibilities and the exercise of its authority under this Plan including, without limitation, its construction of the terms of this Plan and its determination of eligibility for participation and benefits under this Plan. It is the intent that the decisions of the Compensation Committee and its action with respect to this Plan shall be final and binding upon all persons having or claiming to have any right or interest in or under this Plan and that no such decision or action shall be modified upon judicial review unless such decision or action is proven to be arbitrary or capricious.

Section 16.4. Authority of Senior Vice President and Chief Administrative Officer ("Senior VP & CAO"). Where expressly provided for under Sections 8, 10 and 11, the authority of the Compensation Committee is delegated to the Company's Senior VP & CAO, and to that extent the provisions of Section 16.1 through 16.3 above shall be deemed to apply to such Senior VP & CAO.

Section 16.5. Delegation of Authority. The Compensation Committee may provide additional delegation of some or all of its authority under this Plan to any person or persons provided that any such delegation be in writing.

Section 17. Amendment. The Board may suspend or terminate this Plan at any time. Notwithstanding the foregoing, termination with respect to the portion of this Plan that includes the Non-Grandfathered Accounts must comply with the requirements of Treas. Reg. Section 1.409A-3(j)(4)(ix). In addition, the Board may, from time to time, amend this Plan in any manner without shareowner approval; provided however, that the Board may condition any amendment on the approval of shareowners if such approval is necessary or advisable with respect to tax, securities, or other applicable laws. However, no amendment, modification, or termination shall, without the consent of a Participant, adversely affect such Participant's accruals in his or her Accounts as of the date of such amendment, modification, or termination.

Section 18. Governing Law. This Plan shall be construed, governed and enforced in accordance with the law of Tennessee, except as such laws are preempted by applicable federal law.

Section 19. Change in Control.

Section 19.1. Background. The terms of this Section 19 shall immediately become operative, without further action or consent by any person or entity, upon a Change in Control, and once operative shall supersede and control over any other provisions of this Plan.

Section 19.2. Amendment On or After Change in Control. On or after a Change in Control, no action, including, but not by way of limitation, the amendment, suspension or termination of this Plan, shall be taken which would affect the rights of any Participant or the operation of this Plan with respect to the balance in the Participant's Accounts without the written consent of the Participant, or, if the Participant is deceased, the Participant's beneficiary under this Plan (if any).

Section 19.3. Attorney Fees. The Company shall pay all reasonable legal fees and related expenses incurred by a Participant in seeking to obtain or enforce any payment, benefit or right such participant may be entitled to under this Plan after a Change in Control; provided, however, the Participant shall be required to repay any such amounts to the Company to the extent a court of competent jurisdiction issues a final and non-appealable order setting forth the determination that the position taken by the Participant was frivolous or advanced in bad faith. For purposes of this Section 19.3, the legal fees and related expenses must be incurred by the Participant within 5 years of the date the Change in Control occurs. All reimbursements must be paid to the Participant by the Company no later than the end of the tax year following the tax year in which the expense is incurred.

Section 20. Compliance with SEC Regulations. It is the Company's intent that this Plan comply in all respects with Rule 16b-3 of the Exchange Act, and any regulations promulgated thereunder. If any provision of this Plan is found not to be in compliance with such rule, the provision shall be deemed null and void. All transactions under this Plan, including, but not by way of limitation, a Participant's election to defer compensation under Section 7 and withdrawals in the event of a Hardship or Unforeseeable Emergency under Section 10, shall be executed in accordance with the requirements of Section 16 of the Exchange Act, as amended and any regulations promulgated thereunder. To the extent that any of the provisions contained herein do not conform with Rule 16b-3 of the Exchange Act or any amendments thereto or any successor regulation, then the Committee may make such modifications so as to conform this Plan to the Rule's requirements.

Section 21. Successors and Assigns. This Plan shall be binding upon the successors and assigns of the parties hereto.

SCHEDULE A

Eastman Chemical Resins, Inc.

Eastman Gasification Services Company

EGSC Beaumont, Inc.

FIFTH AMENDED AND RESTATED
EASTMAN DIRECTORS' DEFERRED COMPENSATION PLAN

Preamble. This Fifth Amended and Restated Eastman Directors' Deferred Compensation Plan is an unfunded, non-qualified deferred compensation arrangement for non-employee members of the Board of Directors of Eastman Chemical Company (the "Company"). Under this Plan, each Eligible Director is annually given an opportunity to elect to defer payment of part of his or her compensation for serving as a Director. This Plan originally was adopted effective January 1, 1994, was amended and restated effective as of December 1, 1994, as of May 2, 1996, October 10, 1996, and August 1, 2007 and is further amended and restated effective as of December 31, 2008 in order to comply with Section 409A of the Internal Revenue Code of 1986, as amended.

Section 1. Definitions.

Section 1.1. "Account" means the Interest Account or the Stock Account. If applicable, the Interest Account and the Stock Account are each further sub-divided into a Grandfathered Account and a Non-Grandfathered Account.

Section 1.2. "Board" means the Board of Directors of the Company.

Section 1.3. "Change In Control" means a change in control of the Company of a nature that would be required to be reported (assuming such event has not been previously reported") in response to Item l(a) of a Current Report on Form 8-K, as in effect on December 31, 2001, pursuant to Section 13 or 15(d) of the Exchange Act; provided that, without limitation, a Change In Control shall be deemed to have occurred at such time as (i) any "person" within the meaning of Section 14(d) of the Exchange Act, other than the Company, a subsidiary of the Company, or any employee benefit plan(s) sponsored by the Company or any subsidiary of the Company, is or has become the "beneficial owner," as defined in Rule l3d-3 under the Exchange Act, directly or indirectly, of 25% or more of the combined voting power of the outstanding securities of the Company ordinarily having the right to vote at the election of directors; provided, however, that the following will not constitute a Change In Control: any acquisition by any corporation if, immediately following such acquisition, more than 75% of the outstanding securities of the acquiring corporation ordinarily having the right to vote in the election of directors is beneficially owned by all or substantially all of those persons who, immediately prior to such acquisition, were the beneficial owners of the outstanding securities of the Company ordinarily having the right to vote in the election of directors; or (ii) individuals who constitute the Board on January 1, 2002 (the "Incumbent Board") have ceased for any reason to constitute at least a majority thereof, provided that: any person becoming a director subsequent to January 1, 2002 whose election, or nomination for election by the Company's shareowners, was approved by a vote of at least three-quarters (3/4) of the directors comprising the Incumbent Board (either by a specific vote or by approval of the proxy statement of the Company in which such person is named as a nominee for director without objection to such nomination) shall be, for purposes of this Plan, considered as though such person were a member of the Incumbent Board; or (iii) upon approval by the Company's shareowners of a reorganization, merger or consolidation, other than one with respect to which all or substantially all of those persons who were the beneficial owners, immediately prior to such reorganization, merger or consolidation, of outstanding securities of the Company ordinarily having the right to vote in the election of directors own, immediately after such transaction, more than 75% of the outstanding securities of the resulting corporation ordinarily having the right to vote in the election of directors; or (iv) upon approval by the Company's stockholders of a complete liquidation and dissolution of the Company or the sale or other disposition of all or substantially all of the assets of the Company other than to a subsidiary of the Company.

Section 1.4. "Employee Service Center" means the Company's internal organization responsible for processing transactions and providing general information for Participants under this Plan.

Section 1.5. "Global Benefits" shall mean the Company's internal organization responsible for the administration of the payment of benefits under this Plan.

Section 1.6. "Nominating and Corporate Governance Committee" means the Nominating and Corporate Governance Committee of the Board.

Section 1.7. "Class Year" means each calendar year. Notwithstanding the foregoing, the "2004 Class Year" includes all amounts deferred into this Plan in 2004 and in any calendar years prior to 2004, plus any earnings accruing to the Participant's 2004 Class Year.

Section 1.8. "Code" means the Internal Revenue Code of 1986, as amended.

Section 1.9. "Common Stock" means the $.01 par value common stock of the Company.

Section 1.10. "Company" means Eastman Chemical Company.

Section 1.11. "Deferrable Amount" means an amount equal to the sum of the Eligible Director's cash compensation, including retainer, meeting fees, and any other compensation otherwise payable in cash plus any non-elective deferrals contributed to this Plan by the Company on behalf of an Eligible Director.

Section 1.12. "Eligible Director" means a member of the Board of Directors of the Company who is not an employee of the Company or any subsidiary of the Company.

Section 1.13. "Enrollment Period" means the period designated by Global Benefits or the Nominating and Corporate Governance Committee each year; provided however, that such period shall end on or before December 31 of each year

Section 1.14. "Exchange Act" means the Securities Exchange Act of 1934, as amended.

Section 1.15. "Grandfathered Account" means the value of the Interest Account and Stock Account of each Participant on December 31, 2004, including (i) any amounts the Participant is entitled to receive during 2004 that have not be credited to a Participant's Interest Account or Stock Account as of December 31, 2004, and (ii) any earnings accruing to the Participant's Grandfathered Account. For purposes of this Plan, no portion of a Participant's Grandfathered Account shall be subject to Code Section 409A. For purposes of this Plan, the "Non-Grandfathered Account" shall equal the value of the Participant's Interest Account and Stock Account on the date of the Participant's Termination of Employment, minus the amount of the Participant's Grandfathered Account. The Non-Grandfathered Account shall be subject to Code Section 409A.

Section 1.16. "Hardship" means an emergency event beyond the Participant's control which would cause the Participant severe financial hardship if the payment of amounts from his or her Interest Account or Stock Account were not approved. Any distribution for Hardship shall be limited to distributions from the Participant's Grandfathered Account.

Section 1.17. "Initial Enrollment Period" means, for an Eligible Director who is newly appointed to serve as a Director, the period beginning prior to such date of appointment and ending 30 days after the date of such appointment. An Eligible Director who is reappointed to the Board by the Company may not enroll during the Initial Enrollment Period if he was eligible to participate in this Plan at any time during the twenty-four (24) month period prior to his reappointment.

Section 1.18. "Interest Account" means the account established by the Company for each Participant for compensation deferred pursuant to this Plan and which shall bear interest as described in Section 4.1 below. The maintenance of individual Interest Accounts is for bookkeeping purposes only. If applicable, each Interest Account shall be further sub-divided into a Grandfathered Account and Non-Grandfathered Account.

Section 1.19. "Interest Rate" means the monthly average of bank prime lending rates to most favored customers as published in *The Wall Street Journal,* such average to be determined as of the last day of each month.

Section 1.20. "Market Value" means the closing price of the shares of Common Stock on the New York Stock Exchange on the day on which such value is to be determined or, if no such shares were traded on such day, said closing price on the next business day on which such shares are traded; provided, however, that if at any relevant time the shares of Common Stock are not traded on the New York Stock Exchange, then "Market Value" shall be determined by reference to the closing price of the shares of Common Stock on another national securities exchange, if applicable, or if the shares are not traded on an exchange but are traded in the over-the-counter market, by reference to the last sale price or the closing "asked" price of the shares in the over-the-counter market as reported by the National Association of Securities Dealers Automated Quotation System (NASDAQ) or other national quotation service.

Section 1.21. "Plan" means this Fifth Amended and Restated Eastman Directors' Deferred Compensation Plan.

Section 1.22. "Participant" means an Eligible Director who elects for one or more years to defer compensation pursuant to this Plan or who has non-elective deferrals contributed to his Account by the Company.

Section 1.23. "Stock Account" means the account established by the Company for each Participant, the performance of which shall be measured by reference to the Market Value of Common Stock. The maintenance of individual Stock Accounts is for bookkeeping purposes only. If applicable, each Stock Account shall be further sub-divided into a Grandfathered Account and Non-Grandfathered Account.

Section 1.24. "Unforeseeable Emergency" means severe financial hardship of the Participant resulting from an illness or accident of the Participant, the Participant's spouse, the Participant's beneficiary or a dependent (as defined in Section 152 of the Code without regard to Section 152(b)(1), (b)(2) and (d)(1)(B), loss of the Participant's property due to casualty (including the need to rebuild a home not otherwise covered by insurance), or other similar extraordinary and unforeseeable circumstances arising as a result of events beyond the control of the Participant. Except as otherwise provided herein, the purchase of a home and the payment of college tuition are not unforeseeable emergencies. Any distribution for an Unforeseeable Emergency shall be limited to amounts in a Participant's Non-Grandfathered Account.

Section 1.25. "Valuation Date" means each business day.

Section 2. Deferral of Compensation. An Eligible Director may elect to defer receipt of all or any portion of his or her Deferrable Amount to his or her Interest Account and/or Stock Account within such Eligible Director's Account for the applicable Class Year. No deferral shall be made of any compensation payable after termination of the Eligible Director's service on the Board.

Section 3. Time of Election of Deferral. An Eligible Director who wishes to defer compensation must irrevocably elect to do so during the applicable Enrollment Period. The Enrollment Period shall end prior to the first day of the service year with respect to the applicable Deferrable Amount. The "service year" is the Eligible Director's taxable year in which the services related to the Deferrable Amount will be performed by the Eligible Director. Elections shall be made annually for each Class Year.

Section 4. Hypothetical Investments.

Section 4.1. Interest Account. Amounts in a Participant's Interest Account are hypothetically invested in an interest bearing account which bears interest computed at the Interest Rate, compounded monthly.

Section 4.2. Stock Account. Amounts in a Participant's Stock Account are hypothetically invested in units of Common Stock. Amounts deferred into a Stock Account are recorded as units of Common Stock, and fractions thereof, with one unit equating to a single share of Common Stock. Thus, the value of one unit shall be the Market Value of a single share of Common Stock. The use of units is merely a bookkeeping convenience; the units are not actual shares of Common Stock. The Company will not reserve or otherwise set aside any Common Stock for or to any Stock Account.

Section 5. Deferrals and Crediting Amounts to Accounts.

Section 5. 1. Manner of Electing Deferral. An Eligible Director may elect to defer compensation for each Class Year by completing the deferral election process established by Global Benefits. For each Class Year, each Eligible Director shall elect, in the manner specified by Global Benefits: (i) the amount of Deferrable Amount to be deferred; (ii) the portion of the deferral to be credited to the Participant's Interest Account and Stock Account, respectively; and (iii) the manner of payment. An election to defer compensation shall be irrevocable following the end of the applicable Enrollment Period, but the portion of the deferral to be credited to the Participant's Interest Account and Stock Account, respectively, may be reallocated by the Participant in the manner specified by the Nominating and Corporate Governance Committee or its authorized designee through and including the business day immediately preceding the date on which the deferred amount is credited to the Participant's Accounts pursuant to Section 5.2.

Section 5.2. Crediting of Amounts to Accounts. Except as otherwise provided in this Section, amounts to be deferred each Class Year shall be credited to the Participant's Interest Account and/or Stock Account, as applicable, as of the date such amounts are otherwise payable. In the event that the Participant has failed to make an election, amounts to be deferred each Class Year shall be credited to the Participant's Interest Account. Notwithstanding the foregoing, each and every Deferrable Amount, when initially credited to the Participant's Account, shall be held in a Participant's Interest Account until the next date that dividends are paid on Common Stock (see Section 7.6 of this Plan); and on such date the Deferrable Amount that would have been initially credited to the Participant's Stock Account but for this sentence shall be transferred, together with allocable interest thereon, to the Participant's Stock Account, provided that such transfer shall be subject to the restrictions set forth in Section 7.2.

Section 6. Deferral Period. Subject to Sections 9, 10 and 17 hereof, the compensation which a Participant elects to defer under this Plan shall be deferred until the Participant dies or ceases to serve as a member of the Board. Any such election shall be made during the applicable Enrollment Period in the manner established by Global Benefits. The payment of a Participant's account shall be governed by Sections 8, 9, 10 and 17, as applicable.

Section 7. Investment in the Stock Account and Transfers Between Accounts.

Section 7.1. Election Into the Stock Account. If a Participant elects to defer compensation into his or her Stock Account, his or her Stock Account shall be credited, as of the date described in Section 5.2, with that number of units of Common Stock, and fractions thereof, obtained by dividing the dollar amount to be deferred into the Stock Account by the Market Value of the Common Stock as of such date.

Section 7.2. Transfers Between Accounts. Except as otherwise provided in this Section, a Participant may direct that all or any portion, designated as a whole dollar amount, of the existing balance of one of his or her Accounts be transferred to his or her other Account, effective as of (i) the date such election is made, if and only if such election is made prior to the close of trading on the New York Stock Exchange on a day on which the Common Stock is traded on the New York Stock Exchange, or (ii) if such election is made after the close of trading on the New York Stock Exchange on a given day or at any time on a day on which no sales of Common Stock are made on the New York Stock Exchange, then on the next business day on which the Common Stock is traded on the New York Stock Exchange (the date described in (i) or (ii), as applicable, is referred to hereinafter as the election's "Effective Date"). Such election shall be made in the manner specified by the Nominating and Corporate Governance Committee or its authorized designee; provided, however, that a Participant may only elect to transfer between his or her Accounts if he or she has made no election within the previous six months to effect an "opposite way" fund-switching (i.e. transfer out versus transfer in) transfer into or out of the Stock Account or any other "opposite way" intraplan transfer or plan distribution involving a Company equity securities fund which constitutes a "Discretionary Transaction" as defined in Rule 16b-3 under the Exchange Act.

In addition, and notwithstanding the foregoing, a Participant's Deferrable Amount that is initially allocated to his or her Interest Account as provided in Section 5.2, shall be transferred, following such initial allocation, from the Participant's Interest Account to his or her Stock Account in the manner provided in Section 5.2.

Section 7.3. Transfer Into the Stock Account. If a Participant elects pursuant to Section 7.2 to transfer an amount from his or her Interest Account to his or her Stock Account, effective as of the election's Effective Date, (i) his or her Stock Account shall be credited with that number of units of Common Stock, and fractions thereof, obtained by dividing the dollar amount elected to be transferred by the Market Value of the Common Stock on the Valuation Date immediately preceding the election's Effective Date; and (ii) his or her Interest Account shall be reduced by the amount elected to be transferred.

Section 7.4. Transfer Out of the Stock Account. If a Participant elects pursuant to Section 7.2 to transfer an amount from his or her Stock Account to his or her Interest Account, effective as of the election's Effective Date, (i) his or her Interest Account shall be credited with a dollar amount equal to the amount obtained by multiplying the number of units to be transferred by the Market Value of the Common Stock on the Valuation Date immediately preceding the election's Effective Date; and (ii) his or her Stock Account shall be reduced by the number of units elected to be transferred.

Section 7.5. Dividend Equivalents. Effective as of the payment date for each cash dividend on the Common Stock, the Stock Account of each Participant who had a balance in his or her Stock Account on the record date for such dividend shall be credited with a number of units of Common Stock, and fractions thereof, obtained by dividing (i) the aggregate dollar amount of such cash dividend payable in respect of such Participant's Stock Account (determined by multiplying the dollar value of the dividend paid upon a single share of Common Stock by the number of units of Common Stock held in the Participant's Stock Account on the record date for such dividend); by (ii) the Market Value of the Common Stock on the Valuation Date immediately preceding the payment date for such cash dividend.

Section 7.6. Stock Dividends. Effective as of the payment date for each stock dividend on the Common Stock, additional units of Common Stock shall be credited to the Stock Account of each Participant who had a balance in his or her Stock Account on the record date for such dividend. The number of units that shall be credited to the Stock Account of such a Participant shall equal the number of shares of Common Stock, and fractions thereof, which the Participant would have received as stock dividends had he or she been the owner on the record date for such stock dividend of the number of shares of Common Stock equal to the number of units credited to his or her Stock Account on such record date.

Section 7.7. Recapitalization. If, as a result of a recapitalization of the Company, the outstanding shares of Common Stock shall be changed into a greater number or smaller number of shares, the number of units credited to a Participant's Stock Account shall be appropriately adjusted on the same basis.

Section 7.8. Distributions. Amounts in respect of units of Common Stock may only be distributed out of the Stock Account by transfer to the Interest Account (pursuant to Sections 7.2 and 7.4 or 7.10) or withdrawal from the Stock Account (pursuant to Section 8, 9, 10, or 17), and shall be distributed in cash. The number of units to be distributed from a Participant's Stock Account shall be valued by multiplying the number of such units by the Market Value of the Common Stock as of the Valuation Date immediately preceding the date such distribution is to occur.

Section 7.9. Responsibility for Investment Choices. Each Participant is solely responsible for any decision to defer compensation into his or her Stock Account and to transfer amounts to and from his or her Stock Account and accepts all investment risks entailed by such decision, including the risk of loss and a decrease in the value of the amounts he or she elects to defer into his or her Stock Account.

Section 7.10. Liquidation of Stock Account. Upon the date that a Participant ceases to serve on the Board, the entire balance, if any, of the Participant's Stock Account shall automatically be transferred to his or her Interest Account. For purposes of valuing the units of Common Stock subject to such a transfer, the approach described in Section 7.8 shall be used.

Section 8. Payment of Deferred Compensation.

Section 8. 1. Background. No withdrawal may be made from a Participant's Account except as provided in this Section 8 and Sections 9, 10 and 17.

Section 8.2. Manner of Payment. Payment of a Participant's Account shall be made in a single lump sum or annual installments as elected by each Participant pursuant to this Section 8 for each Class Year. The maximum number of annual installments is ten. All payments from this Plan shall be made in cash. Each annual installment shall be treated as a separate payment.

Section 8.3. Timing of Payments.

(a) Payments shall commence in any year elected by the Participant pursuant to this Section 8, up through the tenth year following the year in which the Participant ceases to be a member of the Board for any reason, but in no event may a Participant elect to have payment commence later than the year the Participant reaches age 71.

If the Participant elected to receive his or her payment in annual installments, payments shall commence on the first business day of the month following the Participant's termination of service with the Board ("Board Termination Date"), or as soon as administratively possible, but not later than 60 days following the Participant's Board Termination Date, and the remaining installment payments will be paid on the anniversary of the initial payment date.

If the Participant elected to receive his or her payment in a lump sum, payment shall be made on the first business day of the month following the Participant's Board Termination Date, or as soon as administratively possible, but not later than 60 days following the Participant's Board Termination Date.

(b) The timing of the distribution of a Participant's Non-Grandfathered Account may not be accelerated, except in the event of an Unforeseeable Emergency or other permissible acceleration of distribution under Treas. Reg. Section 1.409A-3(j)(4)(iii) (conflicts of interest), (j)(4)(vii) (payment upon income inclusion under Section 409A), (j)(4)(ix) (plan terminations and liquidation), (j)(4)(xi) (payment of state, local or foreign taxes), (j)(4)(xiii) (certain offsets) and (i)(4)(xiv) (bona fide disputes).

Any change which delays the timing of the distributions or changes the form of distribution from the Participant's Non-Grandfathered Account may only be made by a written agreement signed by the Nominating and Corporate Governance Committee and the Participant and only if the following requirements are met:

(i) Any election to change the time and form of distribution may not take effect until at least 12 months after the date on which the election is made;

(ii) Other than in the event of death, the first payment with respect to such election must be deferred for a period of at least five years from the date such payment would otherwise be made; and

(iii) Any election related to a payment to be made at a specified time may not be made less than 12 months prior to the date of the first scheduled payment.

Any change to the time or form of distribution from the Participant's Grandfathered Account may only be made by a written agreement signed by the Nominating and Corporate Governance Committee and the Participant and such change will be effective only if it is made at least 12 months before the Participant's Board Termination Date.

Section 8.4. Default Payment Distribution Elections. If a Participant does not have a valid election in force on the Participant's Board Termination Date for any Class Year, then the value of his Class Year Account(s) for which a valid distribution election does not exist shall be paid in a single lump sum to the Participant on the first business day of the month following the Participant's Board Termination date

Section 8.5. Valuation. If a Participant elects installments, the amount of each payment shall be equal to the value, of the preceding Valuation Date, of the Participant's Class Year Account, divided by the number of installments remaining to be paid.

Section 9. Payment of Deferred Compensation After Death. If a Participant dies prior to complete payment of his or her Accounts, the balance of such Accounts, valued as of the Valuation Date immediately preceding the date payment is made, shall be paid in a single, lump-sum payment to: (i) the beneficiary or contingent beneficiary designated by the Participant on forms supplied by the Nominating and Corporate Governance Committee no later than ninety (90) days after the date the Employee Service Center is notified of the Participant's death; or, in the absence of a valid designation of a beneficiary or contingent beneficiary, (ii) the Participant's estate within 30 days after appointment of a legal representative of the deceased Participant.

Section 10. Acceleration of Payment in Certain Circumstances.

Section 10.1. Acceleration of Payment for Hardship or Unforeseeable Emergency. Hardship distributions shall be limited to amounts in a Participant's Grandfathered Account and distributions for an Unforeseeable Emergency shall be limited to amounts in a Participant's Non-Grandfathered Account. Upon written approval from the Compensation Committee, a Participant may be permitted to receive all or part of his or her Accounts if the Compensation Committee determines that the Participant has suffered a Hardship or Unforeseeable Emergency. The amount distributed may not exceed the amount necessary to satisfy the Hardship or Unforeseeable Emergency plus amounts necessary to pay taxes reasonably anticipated as a result of the distribution, after taking into account the extent to which such Hardship or Unforeseeable Emergency is or may be relieved through reimbursement or compensation by insurance or otherwise by liquidation of the Participant's assets (to the extent liquidation of such assets would not itself cause severe financial hardship.

Section 10.2. Payment to Individuals Any participant in this Plan may at his or her discretion withdraw at any time all or part of that person's Grandfathered Account balance under this Plan; provided, if this option is exercised the individual will forfeit to the Company 10% of his or her account balance, and will not be permitted to participate in this Plan for a period of 36 months from date any payment to a Participant is made under this section.

Section 10.3. Accelerated Payment If under this Plan one-half or more of the Participants with a Grandfathered Account or one-fifth or more of the Participants with Grandfathered Accounts totaling one-half or more of the value of all benefits owed, exercise their option for immediate distribution in any consecutive six-month period this will trigger immediate payment to all Participants of all benefits owed under the terms of this Plan from the Grandfathered Accounts, immediate payout under this section will not involve reduction of the amounts paid to Participants as set forth in section 10.2. Any individual that has been penalized in this six-month period for electing immediate withdrawal will be paid that penalty, and continuing participation will be allowed, if payout to all Participants under this section occurs. Solely for purposes of this Section 10.3, "benefits" shall refer to amounts held in Grandfathered Accounts under this Plan.

Section 10.4. Payments to "Insiders" under Exchange Act Section 16. A Section 16 Insider may only receive a withdrawal from the Grandfathered Account portion of his or her Stock Account pursuant to this Section 10 if he or she has made no election within the previous six months to effect a fund-switching transfer into the Stock Account or the Eastman Stock Fund of the Eastman Investment and Employee Stock Ownership Plan or any other "opposite way" intra-plan transfer into a Company equity securities fund which constitutes a "Discretionary Transaction" as defined in Rule 16b-3 under the Exchange Act. If such a distribution occurs while the Participant is employed by the Company or any of its U.S. Subsidiaries, any election to defer compensation for the year in which the Participant receives a withdrawal shall be ineffective as to compensation earned for the pay period following the pay period during which the withdrawal is made and thereafter for the remainder of such year and shall be ineffective as to any other compensation elected to be deferred for such year.

Section 11. Participant's Rights Unsecured. The benefits payable under this Plan shall be paid by the Company each year out of its general assets. To the extent a Participant acquires the right to receive a payment under this Plan, such right shall be no greater than that of an unsecured general creditor of the Company. No amount payable under this Plan may be assigned, transferred, encumbered or subject to any legal process for the payment of any claim against a Participant. No Participant shall have the right to exercise any of the rights or privileges of a shareowner with respect to units credited to his or her Stock Account.

Section 12. No Right to Continued Service. Participation in this Plan shall not give any Participant any right to remain a member of the Board.

Section 13. Statement of Account. Statements will be made available no less frequently than annually to each Participant or his or her estate showing the value of the Participant's Accounts.

Section 14. Deductions. The Company will withhold to the extent required by law all applicable income and other taxes from amounts deferred or paid under this Plan.

Section 15. Administration.

Section 15.1. Responsibility. Except as expressly provided otherwise herein, the Nominating and Corporate Governance Committee shall have total and exclusive responsibility to control, operate, manage and administer this Plan in accordance with its terms.

Section 15.2. Authority of the Nominating and Corporate Governance Committee. The Nominating and Corporate Governance Committee shall have all the authority that may be necessary or helpful to enable it to discharge its responsibilities with respect to this Plan. Without limiting the generality of the preceding sentence, the Nominating and Corporate Governance Committee shall have the exclusive right: to interpret this Plan, to determine eligibility for participation in this Plan, to decide all questions concerning eligibility for and the amount of benefits payable under this Plan, to construe any ambiguous provision of this Plan, to correct any default, to supply any omission, to reconcile any inconsistency, and to decide any and all questions arising in the administration, interpretation, and application of this Plan.

Section 15.3. Discretionary Authority. The Nominating and Corporate Governance Committee shall have full discretionary authority in all matters related to the discharge of its responsibilities and the exercise of its authority under this Plan including, without limitation, its construction of the terms of this Plan and its determination of eligibility for participation and benefits under this Plan. It is the intent that the decisions of the Nominating and Corporate Governance Committee and its action with respect to this Plan shall be final and binding upon all persons having or claiming to have any right or interest in or under this Plan and that no such decision or action shall be modified upon judicial review unless such decision or action is proven to be arbitrary or capricious.

Section 15.4. Delegation of Authority. The Nominating and Corporate Governance Committee may delegate some or all of its authority under this Plan to any person or persons provided that any such delegation be in writing.

Section 15.5. Restriction on Authority of the Nominating and Corporate Governance Committee. Under any circumstances where the Nominating and Corporate Governance Committee is authorized to make a discretionary decision concerning a payment of any type under this Plan to a member of such Committee, the member of the Committee who is to receive such payment shall take no part in the deliberations or have any voting or other power with respect to such decision.

Section 16. Amendment. The Board may suspend or terminate this Plan at any time. Notwithstanding the foregoing, termination with respect to the portion of this Plan that includes the Non-Grandfathered Accounts must comply with the requirements of Treas. Reg. Section 1.409A-3(j)(4)(ix). In addition, the Board may, from time to time, amend this Plan in any manner without shareowner approval; provided, however, that the Board may condition any amendment on the approval of shareowners if such approval is necessary or advisable with respect to tax, securities, or other applicable laws. No amendment, modification, or termination shall, without the consent of a Participant, adversely affect such Participant's accruals in his or her Accounts as of the date of such amendment, modification, or termination.

Section 17. Change in Control.

Section 17.1. Background. The terms of this Section 17 shall immediately become operative, without further action or consent by any person or entity, upon a Change in Control, and once operative shall supersede and control over any other provisions of this Plan.

Section 17.2. Acceleration of Payment Upon Change in Control. Upon the occurrence of a Change in Control, each Participant, whether or not he or she is still a Director, shall be paid in a single, lump-sum cash payment the balance of his or her Accounts as of the Valuation Date immediately preceding the date payment is made. Such payment shall be made as soon as practicable, but in no event later than 90 days after the date of the Change in Control.

Section 17.3. Amendment On or After Change in Control. On or after a Change in Control, no action, including, but not by way of limitation, the amendment, suspension or termination of this Plan, shall be taken which would affect the rights of any Participant or the operation of this Plan with respect to the balance in the Participant's Accounts.

Section 17.4. Attorney Fees. The Company shall pay all reasonable legal fees and related expenses incurred by a participant in seeking to obtain or enforce any payment, benefit or right such participant may be entitled to under this plan after a Change in Control; provided, however, the Participant shall be required to repay any such amounts to the Company to the extent a court of competent jurisdiction issues a final and non-appealable order setting forth the determination that the position taken by the Participant was frivolous or advanced in bad faith. For purposes of this Section 17.4, the legal fees and related expenses must be incurred by the Participant within 5 years of the date the Change in Control occurs. All reimbursements must be paid to the Participant by the Company no later than the end of the tax year following the tax year in which the expense is incurred.

Section 18. Governing Law. This Plan shall be construed, governed and enforced in accordance with the law of Tennessee, except as such laws are preempted by applicable federal law.

Section 19. Successors and Assigns. This Plan shall be binding upon the successors and assigns of the parties hereto.

Section 20. Compliance with SEC Regulations. It is the Company's intent that this Plan comply in all respects with Rule 16b-3 of the Exchange Act, and any regulations promulgated thereunder. If any provision of this Plan is found not to be in compliance with such rule, the provision shall be deemed null and void. All transactions under this Plan, including, but not by way of limitation, a Participant's election to defer compensation under Section 7 and withdrawals in the event of Hardship or Unforeseeable Emergency under Section 10, shall be executed in accordance with the requirements of Section 16 of the Exchange Act, as amended and any regulations promulgated thereunder. To the extent that any of the provisions contained herein do not conform with Rule 16b-3 of the Exchange Act or any amendments thereto or any successor regulation, then the Nominating and Corporate Governance Committee may make such modifications so as to conform this Plan to the Rule's requirements.

AWARD NOTICE
NOTICE OF RESTRICTED STOCK UNITS
AWARDED PURSUANT TO THE
EASTMAN CHEMICAL COMPANY
2007 OMNIBUS LONG-TERM COMPENSATION PLAN

Recipient: James P. Rogers
Number of Restricted Stock Units: 50,000
Date of Award: December 4, 2008

1. Award of Restricted Stock Unit. This Award Notice serves to notify you that the Compensation and Management Development Committee (the "Committee") of the Board of Directors of Eastman Chemical Company ("Company") has awarded to you, under the Company's 2007 Omnibus Long-Term Compensation Plan (the "Plan"), the number of restricted stock units ("Restricted Stock Units") set forth above, representing the right to receive the same number of unrestricted shares of its $.01 par value Common Stock ("Common Stock"), subject to the terms of the Plan and this Award Notice. The Plan is incorporated herein by reference and made a part of this Award Notice. Terms not otherwise defined herein have the respective meanings set forth in the Plan.

2. Lapse of Restrictions and Vesting of Restricted Stock Units.

(a) Subject to early vesting of 25,000 of the Restricted Stock Units as set forth in Section 2(c) of this Award Notice, the performance condition described in Section 2(b) of this Award Notice as to 25,000 of the Restricted Stock Units, and forfeiture of all of the Restricted Stock Units prior to vesting as described in Sections 7 and 11 of this Award Notice, the Restricted Stock Units will vest upon the earlier of (i) December 31, 2012 if and only if you are still an employee of the Company or its Subsidiaries at that time; or (ii) termination of your employment with the Company or its Subsidiaries by reason of death or disability, with the number of Restricted Stock Units set forth above prorated based on the number of full calendar months in which you were employed during the vesting period (the date described in clauses (i) or (ii) or in Section 2(c), as applicable, is referred to herein as the "Vesting Date").

(b) The vesting of 25,000 of the Restricted Stock Units shall also be conditioned upon and subject to your satisfactory performance, as evaluated by and determined in the sole discretion of the Committee, in the area of management and leadership development, including the development of internal candidates for senior leadership positions .

(c) In the discretion of the Committee, the vesting of the 25,000 Restricted Stock Units not subject to the performance condition of Section 2(b) of this Award Notice may be prior to the date set forth in Section 2(a)(i) if and only if you are still an employee of the Company or its Subsidiaries at that time, but in no event before December 31, 2011.

3. Issuance of Shares Upon Vesting of Restricted Stock Units. Subject to the other terms of this Award Notice, the Company will either issue a certificate or certificates for shares of Common Stock underlying the vested Restricted Stock Units as promptly as practicable following the Vesting Date or place the shares in your account maintained by the Company's stock plan administrator. The Company may withhold or require you to remit a cash amount sufficient to satisfy all taxes required by law to be withheld. Further, either the Company or you may elect to satisfy the withholding requirement by having the Company withhold shares of Common Stock having a Fair Market Value on the date the tax is to be determined equal to the minimum statutory total tax which could be imposed on the transaction.

4. Nontransferability of Restricted Stock Units; Limitation on Issuance of Shares. The Restricted Stock Units may not, except as otherwise provided in the Plan, be sold, assigned, transferred, pledged, or encumbered in any way, whether by operation of law or otherwise. After the Vesting Date, certificates for the shares underlying the Restricted Stock Units may be issued during your lifetime only to you, except in the case of a permanent disability involving mental incapacity.

5. Limitation of Rights. Prior to issuance of shares to you following the Vesting Date, you will have no voting or other rights as a stockholder of the Company with respect to the Restricted Stock Units or the underlying common shares. Neither the Plan nor this Award or Award Notice gives you any right to remain employed by the Company and its Subsidiaries.

6. Dividend Equivalents. The Restricted Stock Units entitle you to dividend equivalents equal to any cash dividends paid during the period that the Restricted Stock Units are outstanding and unvested with respect to a corresponding number of shares of Common Stock underlying Restricted Stock Units which vest on the Vesting Date. All such accrued dividend equivalents will become payable in cash by the Company into your account maintained by the Company's stock plan administrator upon the Vesting Date of the Restricted Stock Units. Until payment, the dividend equivalents shall be subject to the same terms and conditions as the Restricted Stock Units to which such dividend equivalents relate and shall be forfeited and not paid in the event that such Restricted Stock Units are not vested and are forfeited.

7. Termination. Upon termination of your employment with the Company or its Subsidiaries prior to the Vesting Date, other than for one of the reasons described in Section 2(a)(ii) of this Award Notice, all of the Restricted Stock Units will be canceled and forfeited by you to the Company without the payment of any consideration by the Company. In such event, neither you nor any of your successors, heirs, assigns, or personal representatives will thereafter have any further rights or interest in such shares or otherwise in this Award.

8. Change in Ownership; Change in Control. Article 14 of the Plan contains certain special provisions that will apply to this Award in the event of a Change in Ownership or Change in Control.

9. Adjustment of Shares. If the number of outstanding shares of Common Stock changes through the declaration of stock dividends or stock splits prior to the Vesting Date, the units of Common Stock subject to this Award automatically will be adjusted, according to the provisions of Article 15 of the Plan. In the event of any other change in the capital structure or the Common Stock of the Company or other corporate events or transactions involving the Company, the Committee is authorized to make appropriate adjustments to this Award.

10. Restrictions on Issuance of Shares. If at any time the Company determines that listing, registration, or qualification of the Restricted Stock Units or of the shares of Common Stock subject to this Award upon any securities exchange or under any state or federal law, or the approval of any governmental agency, is necessary or advisable as a condition to the award or issuance of certificate(s) for the shares of Common Stock subject to this Award, such award or issuance may not be made in whole or in part unless and until such listing, registration, qualification, or approval shall have been effected or obtained free of any conditions not acceptable to the Company.

11. Noncompetition; Confidentiality. You will not, without the written consent of the Company, either during your employment by the Company or thereafter, disclose to anyone or make use of any confidential information which you have acquired during your employment relating to any of the business of the Company, except as such disclosure or use may be required in connection with your work as an employee of the Company. During your employment by the Company, and for a period of two years after the termination of such employment, you will not, either as principal, agent, consultant, employee, or otherwise, engage in any work or other activity in competition with the Company in the field or fields in which you have worked for the Company. The agreement in this Section 11 applies separately in the United States and in other countries but only to the extent that its application shall be reasonably necessary for the protection of the Company. You will forfeit all rights under this Award Notice to or related to the Restricted Stock Units if, in the determination of the Committee, you have violated any of the provisions of this Section 11, and in that event any payment or other action with respect to the Restricted Stock Units shall be made or taken, if at all, in the sole discretion of the Committee.

12. Plan Controls. In the event of any actual or alleged conflict between the provisions of the Plan and the provisions of this Award Notice, the provisions of the Plan will be controlling and determinative.

AWARD NOTICE
NOTICE OF RESTRICTED STOCK UNITS
AWARDED PURSUANT TO THE
EASTMAN CHEMICAL COMPANY
2007 OMNIBUS LONG-TERM COMPENSATION PLAN

Recipient: Mark J. Costa
Number of Restricted Stock Units: 25,000
Date of Award: December 4, 2008

1. Award of Restricted Stock Unit. This Award Notice serves to notify you that the Compensation and Management Development Committee (the "Committee") of the Board of Directors of Eastman Chemical Company ("Company") has awarded to you, under the Company's 2007 Omnibus Long-Term Compensation Plan (the "Plan"), the number of restricted stock units ("Restricted Stock Units") set forth above, representing the right to receive the same number of unrestricted shares of its $.01 par value Common Stock ("Common Stock"), subject to the terms of the Plan and this Award Notice. The Plan is incorporated herein by reference and made a part of this Award Notice. Terms not otherwise defined herein have the respective meanings set forth in the Plan.

2. Lapse of Restrictions and Vesting of Restricted Stock Units. Subject to forfeiture of all of the Restricted Stock Units prior to vesting as described in Sections 7 and 11 of this Award Notice, the Restricted Stock Units will vest upon the earlier of (i) December 31, 2012, if and only if you are still an employee of the Company or its Subsidiaries at that time; or (ii) termination of your employment with the Company or its Subsidiaries by reason of death or disability, with the number of Restricted Stock Units set forth above prorated based on the number of full calendar months in which you were employed during the vesting period (the date described in clauses (i) or (ii), as applicable, is referred to herein as the "Vesting Date").

3. Issuance of Shares Upon Vesting of Restricted Stock Units. Subject to the other terms of this Award Notice, the Company will either issue a certificate or certificates for shares of Common Stock underlying the vested Restricted Stock Units as promptly as practicable following the Vesting Date or place the shares in your account maintained by the Company's stock plan administrator. The Company may withhold or require you to remit a cash amount sufficient to satisfy all taxes required by law to be withheld. Further, either the Company or you may elect to satisfy the withholding requirement by having the Company withhold shares of common stock having a Fair Market Value on the date the tax is to be determined equal to the minimum statutory total tax which could be imposed on the transaction.

4. Nontransferability of Restricted Stock Units; Limitation on Issuance of Shares. The Restricted Stock Units may not, except as otherwise provided in the Plan, be sold, assigned, transferred, pledged, or encumbered in any way, whether by operation of law or otherwise. After the Vesting Date, certificates for the shares underlying the Restricted Stock Units may be issued during your lifetime only to you, except in the case of a permanent disability involving mental incapacity.

5. Limitation of Rights. Prior to issuance of shares to you following the Vesting Date, you will have no voting or other rights as a stockholder of the Company with respect to the Restricted Stock Units or the underlying common shares. Neither the Plan nor this Award or Award Notice gives you any right to remain employed by the Company and its Subsidiaries.

6. Dividend Equivalents. The Restricted Stock Units entitle you to dividend equivalents equal to any cash dividends paid during the period that the Restricted Stock Units are outstanding and unvested with respect to a corresponding number of shares of Common Stock underlying Restricted Stock Units which vest on the Vesting Date. All such accrued dividend equivalents will become payable in cash by the Company into your account maintained by the Company's stock plan administrator upon the Vesting Date of the Restricted Stock Units. Until payment, the dividend equivalents shall be subject to the same terms and conditions as the Restricted Stock Units to which such dividend equivalents relate and shall be forfeited and not paid in the event that such Restricted Stock Units are not vested and are forfeited.

7. Termination. Upon termination of your employment with the Company or its Subsidiaries prior to the Vesting Date, other than for one of the reasons described in Section 2 of this Award Notice, all of the Restricted Stock Units will be canceled and forfeited by you to the Company without the payment of any consideration by the Company. In such event, neither you nor any of your successors, heirs, assigns, or personal representatives will thereafter have any further rights or interest in such shares or otherwise in this Award.

8. Change in Ownership; Change in Control. Article 14 of the Plan contains certain special provisions that will apply to this Award in the event of a Change in Ownership or Change in Control.

9. Adjustment of Shares. If the number of outstanding shares of Common Stock changes through the declaration of stock dividends or stock splits prior to the Vesting Date, the units of Common Stock subject to this Award automatically will be adjusted, according to the provisions of Article 15 of the Plan. In the event of any other change in the capital structure or the Common Stock of the Company or other corporate events or transactions involving the Company, the Committee is authorized to make appropriate adjustments to this Award.

10. Restrictions on Issuance of Shares. If at any time the Company determines that listing, registration, or qualification of the Restricted Stock Units or of the shares of Common Stock subject to this Award upon any securities exchange or under any state or federal law, or the approval of any governmental agency, is necessary or advisable as a condition to the award or issuance of certificate(s) for the shares of Common Stock subject to this Award, such award or issuance may not be made in whole or in part unless and until such listing, registration, qualification, or approval shall have been effected or obtained free of any conditions not acceptable to the Company.

11. Noncompetition; Confidentiality. You will not, without the written consent of the Company, either during your employment by the Company or thereafter, disclose to anyone or make use of any confidential information which you have acquired during your employment relating to any of the business of the Company, except as such disclosure or use may be required in connection with your work as an employee of the Company. During your employment by the Company, and for a period of two years after the termination of such employment, you will not, either as principal, agent, consultant, employee, or otherwise, engage in any work or other activity in competition with the Company in the field or fields in which you have worked for the Company. The agreement in this Section 11 applies separately in the United States and in other countries but only to the extent that its application shall be reasonably necessary for the protection of the Company. You will forfeit all rights under this Award Notice to or related to the Restricted Stock Units if, in the determination of the Committee, you have violated any of the provisions of this Section 11, and in that event any payment or other action with respect to the Restricted Stock Units shall be made or taken, if at all, in the sole discretion of the Committee.

12. Plan Controls. In the event of any actual or alleged conflict between the provisions of the Plan and the provisions of this Award Notice, the provisions of the Plan will be controlling and determinative.

AWARD NOTICE
NOTICE OF RESTRICTED STOCK UNITS
AWARDED PURSUANT TO THE
EASTMAN CHEMICAL COMPANY
2007 OMNIBUS LONG-TERM COMPENSATION PLAN

Recipient: Ronald C. Lindsay
Number of Restricted Stock Units: 25,000
Date of Award: December 4, 2008

1. Award of Restricted Stock Unit. This Award Notice serves to notify you that the Compensation and Management Development Committee (the "Committee") of the Board of Directors of Eastman Chemical Company ("Company") has awarded to you, under the Company's 2007 Omnibus Long-Term Compensation Plan (the "Plan"), the number of restricted stock units ("Restricted Stock Units") set forth above, representing the right to receive the same number of unrestricted shares of its $.01 par value Common Stock ("Common Stock"), subject to the terms of the Plan and this Award Notice. The Plan is incorporated herein by reference and made a part of this Award Notice. Terms not otherwise defined herein have the respective meanings set forth in the Plan.

2. Lapse of Restrictions and Vesting of Restricted Stock Units. Subject to forfeiture of all of the Restricted Stock Units prior to vesting as described in Sections 7 and 11 of this Award Notice, the Restricted Stock Units will vest upon the earlier of (i) December 31, 2012, if and only if you are still an employee of the Company or its Subsidiaries at that time; or (ii) termination of your employment with the Company or its Subsidiaries by reason of death or disability, with the number of Restricted Stock Units set forth above prorated based on the number of full calendar months in which you were employed during the vesting period (the date described in clauses (i) or (ii), as applicable, is referred to herein as the "Vesting Date").

3. Issuance of Shares Upon Vesting of Restricted Stock Units. Subject to the other terms of this Award Notice, the Company will either issue a certificate or certificates for shares of Common Stock underlying the vested Restricted Stock Units as promptly as practicable following the Vesting Date or place the shares in your account maintained by the Company's stock plan administrator. The Company may withhold or require you to remit a cash amount sufficient to satisfy all taxes required by law to be withheld. Further, either the Company or you may elect to satisfy the withholding requirement by having the Company withhold shares of common stock having a Fair Market Value on the date the tax is to be determined equal to the minimum statutory total tax which could be imposed on the transaction.

4. Nontransferability of Restricted Stock Units; Limitation on Issuance of Shares. The Restricted Stock Units may not, except as otherwise provided in the Plan, be sold, assigned, transferred, pledged, or encumbered in any way, whether by operation of law or otherwise. After the Vesting Date, certificates for the shares underlying the Restricted Stock Units may be issued during your lifetime only to you, except in the case of a permanent disability involving mental incapacity.

5. Limitation of Rights. Prior to issuance of shares to you following the Vesting Date, you will have no voting or other rights as a stockholder of the Company with respect to the Restricted Stock Units or the underlying common shares. Neither the Plan nor this Award or Award Notice gives you any right to remain employed by the Company and its Subsidiaries.

6. Dividend Equivalents. The Restricted Stock Units entitle you to dividend equivalents equal to any cash dividends paid during the period that the Restricted Stock Units are outstanding and unvested with respect to a corresponding number of shares of Common Stock underlying Restricted Stock Units which vest on the Vesting Date. All such accrued dividend equivalents will become payable in cash by the Company into your account maintained by the Company's stock plan administrator upon the Vesting Date of the Restricted Stock Units. Until payment, the dividend equivalents shall be subject to the same terms and conditions as the Restricted Stock Units to which such dividend equivalents relate and shall be forfeited and not paid in the event that such Restricted Stock Units are not vested and are forfeited.

7. Termination. Upon termination of your employment with the Company or its Subsidiaries prior to the Vesting Date, other than for one of the reasons described in Section 2 of this Award Notice, all of the Restricted Stock Units will be canceled and forfeited by you to the Company without the payment of any consideration by the Company. In such event, neither you nor any of your successors, heirs, assigns, or personal representatives will thereafter have any further rights or interest in such shares or otherwise in this Award.

8. Change in Ownership; Change in Control. Article 14 of the Plan contains certain special provisions that will apply to this Award in the event of a Change in Ownership or Change in Control.

9. Adjustment of Shares. If the number of outstanding shares of Common Stock changes through the declaration of stock dividends or stock splits prior to the Vesting Date, the units of Common Stock subject to this Award automatically will be adjusted, according to the provisions of Article 15 of the Plan. In the event of any other change in the capital structure or the Common Stock of the Company or other corporate events or transactions involving the Company, the Committee is authorized to make appropriate adjustments to this Award.

10. Restrictions on Issuance of Shares. If at any time the Company determines that listing, registration, or qualification of the Restricted Stock Units or of the shares of Common Stock subject to this Award upon any securities exchange or under any state or federal law, or the approval of any governmental agency, is necessary or advisable as a condition to the award or issuance of certificate(s) for the shares of Common Stock subject to this Award, such award or issuance may not be made in whole or in part unless and until such listing, registration, qualification, or approval shall have been effected or obtained free of any conditions not acceptable to the Company.

11. Noncompetition; Confidentiality. You will not, without the written consent of the Company, either during your employment by the Company or thereafter, disclose to anyone or make use of any confidential information which you have acquired during your employment relating to any of the business of the Company, except as such disclosure or use may be required in connection with your work as an employee of the Company. During your employment by the Company, and for a period of two years after the termination of such employment, you will not, either as principal, agent, consultant, employee, or otherwise, engage in any work or other activity in competition with the Company in the field or fields in which you have worked for the Company. The agreement in this Section 11 applies separately in the United States and in other countries but only to the extent that its application shall be reasonably necessary for the protection of the Company. You will forfeit all rights under this Award Notice to or related to the Restricted Stock Units if, in the determination of the Committee, you have violated any of the provisions of this Section 11, and in that event any payment or other action with respect to the Restricted Stock Units shall be made or taken, if at all, in the sole discretion of the Committee.

12. Plan Controls. In the event of any actual or alleged conflict between the provisions of the Plan and the provisions of this Award Notice, the provisions of the Plan will be controlling and determinative.

EXHIBIT 12.01

EASTMAN CHEMICAL COMPANY AND SUBSIDIARIES

Computation of Ratios of Earnings (Loss) to Fixed Charges

(Dollars in millions)	2008	2007	2006	2005	2004
Earnings (loss) from continuing operations before income taxes and cumulative effect of change in accounting principle [(1)]	$ 429	$ 470	$ 594	$ 763	$ 37
Add:					
Interest expense	95	107	105	113	123
Appropriate portion of rental expense [(2)]	15	18	21	21	21
Amortization of capitalized interest	8	9	11	11	15
Earnings (loss) as adjusted	$ 547	$ 604	$ 731	$ 908	$ 196
Fixed charges:					
Interest expense	$ 95	$ 107	$ 105	$ 113	$ 123
Appropriate portion of rental expense [(2)]	15	18	21	21	21
Capitalized interest	12	10	7	5	3
Total fixed charges	$ 122	$ 135	$ 133	$ 139	$ 147
Ratio of earnings (loss) to fixed charges	4.5x	4.5x	5.5x	6.5x	1.3x

(1) Because the Company is exiting the PET business in the European region, results related to sales of PET products manufactured at the Spain, the Netherlands, and United Kingdom sites are presented as discontinued operations for all periods presented. For additional information, see Note 2, "Discontinued Operations", to the Company's consolidated financial statements in Part II, Item 8 of this 2008 Annual Report on Form 10-K.

(2) For all periods presented, the interest component of rental expense is estimated to equal one-third of such expense.

Exhibit 21.01

EASTMAN CHEMICAL COMPANY
SUBSIDIARIES

NAME OF SUBSIDIARY	JURISDICTION OF INCORPORATION OR ORGANIZATION
Cendian Argentina, S.R.L.	Argentina
Eastman Administración, S.A. de C.V.	Mexico
Eastman Belgium B.V.B.A.	Belgium (Kallo)
Eastman Benelux B.V.B.A.	Belgium (Kallo)
Eastman Cayman Financial Services Limited	Cayman Islands
Eastman Chemical Argentina S.R.L.	Argentina
Eastman Chemical, Asia Pacific Pte. Ltd.	Singapore
Eastman Chemical (Malaysia) Sdn. Bhd.	Malaysia
Eastman Chemical B.V.	Netherlands
Eastman Chemical Canada, Inc.	Canada
Eastman Chemical Canada Distribution Company	Nova Scotia
Eastman Chemical Company Foundation, Inc.	Delaware
Eastman Chemical Company Investments, Inc.	Delaware
Eastman Chemical Deutschland GmbH	Germany
Eastman Chemical do Brasil Ltda	Brazil - partnership
Eastman Chemical, Europe, Middle East, and Africa, Ltd	Delaware
Eastman Chemical England	United Kingdom
Eastman Chemical Europoort, B.V.	Netherlands
Eastman Chemical Financial Corporation	Delaware
Eastman Chemical HK Limited	Hong Kong
Eastman Chemical Holding GmbH	Germany
Eastman Chemical Holdings, S.A. de C.V.	Mexico
Eastman Chemical Holdings Spain, S.L.	Spain
Eastman Chemical International AG	Switzerland
Eastman Chemical Italia S.r.l.	Italy
Eastman Chemical Japan Limited	Japan
Eastman Chemical Korea Ltd.	Korea
Eastman Chemical Latin America, Inc.	Delaware
Eastman Chemical Ltd.	New York
Eastman Chemical Luxembourg S.a.r.l.	Luxembourg
Eastman Chemical Middelburg, B.V.	Netherlands
Eastman Chemical Regional Pte. Ltd.	Singapore
Eastman Chemical Regional UK	United Kingdom
Eastman Chemical Resins, Inc.	Delaware
Eastman Chemical Singapore Pte. Ltd.	Singapore
Eastman Chemical Uruapan, S.A. de C.V.	Mexico
Eastman Chemical Workington Ltd.	United Kingdom

Exhibit 21.01

EASTMAN CHEMICAL COMPANY
SUBSIDIARIES

NAME OF SUBSIDIARY	JURISDICTION OF INCORPORATION OR ORGANIZATION
Eastman Cogen Management L.L.C.	Texas
Eastman Cogeneration L.P.	Texas
Eastman Company	Delaware
Eastman Company UK Limited	United Kingdom
Eastman do Brasil Ltda.	Brazil
Eastman Espana S. L.	Spain
Eastman Gasification Services Company	Delaware
Eastman International Management Company	Tennessee
Eastman Malta Limited	Malta
Eastman Chemical EMEA B.V.	Netherlands
Eastman Servicios Corporativos, S.A. de C.V.	Mexico
Eastman (Shanghai) Chemical Commercial Co., Ltd.	China
Eastman Spain L.L.C.	Delaware
EGSC Beaumont, Inc.	Delaware
EGSC Louisiana, Inc	Delaware
Enterprise Genetics, Inc.	Nevada
GLC Associates	Nevada
Hartlepet Limited	United Kingdom
Holston Defense Corporation	Virginia
Jager Chemie France S.A.R.L.	France
Kingsport Hotel, L.L.C.	Tennessee
McWhorter Holdings Ltd.	United Kingdom
Mustang Pipeline Company	Texas
Nanjing Yangzi Eastman Chemical Ltd.	China
Pinto Pipeline Company of Texas	Texas
Primester	New York
Qilu Eastman Specialty Chemicals, Ltd	China
TX Energy, LLC	Delaware
Voridian International, Limited	United Kingdom
Workington Investments Limited	United Kingdom

EXHIBIT 23.01

EASTMAN CHEMICAL COMPANY AND SUBSIDIARIES

Consent of Independent Registered Public Accounting Firm

We hereby consent to the incorporation by reference in the Registration Statements on Form S-8 (No. 33-73808, No. 33-73810, No. 33-73812, No. 33-77844 and No. 333-124558) of Eastman Chemical Company of our report dated February 25, 2009, relating to the financial statements and the effectiveness of internal control over financial reporting, which appears in this Form 10-K.

/s/ PricewaterhouseCoopers LLP
PRICEWATERHOUSECOOPERS LLP
Cincinnati, Ohio
February 25, 2009

Exhibit 31.01

EASTMAN CHEMICAL COMPANY AND SUBSIDIARIES

Rule 13a – 14(a)/15d – 14(a) Certifications

I, J. Brian Ferguson, certify that:

1. I have reviewed this annual report on Form 10-K of Eastman Chemical Company;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 25, 2009

/s/ J. Brian Ferguson
J. Brian Ferguson
Chairman of the Board and Chief Executive Officer

Exhibit 31.02

EASTMAN CHEMICAL COMPANY AND SUBSIDIARIES

Rule 13a – 14(a)/15d – 14(a) Certifications

I, Curtis E. Espeland, certify that:

1. I have reviewed this annual report on Form 10-K of Eastman Chemical Company;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 25, 2009

/s/ Curtis E. Espeland
Curtis E. Espeland
Senior Vice President and Chief Financial Officer

Exhibit 32.01

EASTMAN CHEMICAL COMPANY AND SUBSIDIARIES

Section 1350 Certifications

In connection with the Annual Report of Eastman Chemical Company (the "Company") on Form 10-K for the year ending December 31, 2008, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), each of the undersigned officers of the Company certifies, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that, to such officer's knowledge:

1. The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company as of the dates and for the periods expressed in the Report.

A signed original of this written statement required by Section 906 has been provided to Eastman Chemical Company and will be retained by Eastman Chemical Company and furnished to the Securities and Exchange Commission or its staff upon request.

Date: February 25, 2009

/s/ J. Brian Ferguson
J. Brian Ferguson
Chairman of the Board and Chief Executive Officer

The foregoing certification is being furnished solely pursuant to 18 U.S.C. §1350 and is not being filed as part of the Report or as a separate disclosure document.

Exhibit 32.02

EASTMAN CHEMICAL COMPANY AND SUBSIDIARIES

Section 1350 Certifications

In connection with the Annual Report of Eastman Chemical Company (the "Company") on Form 10-K for the year ending December 31, 2008, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), each of the undersigned officers of the Company certifies, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that, to such officer's knowledge:

1. The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company as of the dates and for the periods expressed in the Report.

A signed original of this written statement required by Section 906 has been provided to Eastman Chemical Company and will be retained by Eastman Chemical Company and furnished to the Securities and Exchange Commission or its staff upon request.

Date: February 25, 2009

/s/ Curtis E. Espeland
Curtis E. Espeland
Senior Vice President and Chief Financial Officer

The foregoing certification is being furnished solely pursuant to 18 U.S.C. §1350 and is not being filed as part of the Report or as a separate disclosure document.

Performance Graph

The following graph compares the cumulative total return on Eastman common stock from December 31, 2003 through December 31, 2008 to that of the Standard & Poor's ("S&P") 500 Stock Index and a group of peer issuers in the chemical industry. The peer group consists of the 14 chemical companies which meet three objective criteria: (i) common shares traded on a major trading market; (ii) similar lines of business to those of the Company; and (iii) more than $1 billion in annual sales. Cumulative total return represents the change in stock price and the amount of dividends received during the indicated period, assuming reinvestment of dividends. The graph assumes an investment of $100 on December 31, 2003. All data in the graph have been provided by Standard & Poor's Institutional Market Services. The stock performance shown in the graph is included in response to Securities and Exchange Commission ("SEC") requirements and is not intended to forecast or to be indicative of future performance.



COMPARISON OF CUMULATIVE FIVE YEAR TOTAL RETURN
Eastman Chemical Company
S&P 500 Index
Peer Group
DOLLARS
300
250
200
150
100
50
0
12/31/03
12/31/04
12/31/05
12/31/06
12/31/07
12/31/08

Company Name / Index	12/31/2003	12/31/2004	12/31/2005	12/31/2006	12/31/2007	12/31/2008
EASTMAN CHEMICAL COMPANY	100	151.47	139.93	166.16	175.92	94.58
S&P 500 INDEX	100	110.88	116.33	134.70	142.10	89.53
PEER GROUP (1)	100	116.47	107.29	116.37	124.32	66.48

(1) The peer group for 2008 consists of the following issuers: Air Products & Chemicals, Inc.; Celanese Corporation; Chemtura Corporation; Cytec Industries, Inc.; The Dow Chemical Company; E.I. du Pont de Nemours and Company; H.B. Fuller Company; Georgia Gulf Corporation; Huntsman Corporation; Nova Chemicals Corporation; PolyOne Corporation; PPG Industries Inc.; Rohm & Haas Co; and Westlake Chemical Corporation. In accordance with SEC requirements, the return for each issuer has been weighted according to the respective issuer's stock market capitalization at the beginning of each period for which a return is indicated.

Stockholder Information

Eastman Chemical Company and Subsidiaries

Corporate Offices
Eastman Chemical Company
200 S. Wilcox Drive
P. O. Box 431
Kingsport, TN 37660-5280 U.S.A.
http://www.eastman.com

Stock Transfer Agent and Registrar
Inquiries and changes to stockholder accounts should be directed to our transfer agent:

American Stock Transfer & Trust Company
59 Maiden Lane
New York, NY 10038
In the United States: 800-937-5449
Outside the United States: (1) 212-936-5100 or (1) 718-921-8200
http://www.amstock.com

Annual Meeting
Toy F. Reid Employee Center
Kingsport, Tennessee
Thursday, May 7, 2009
11:30 a.m. (ET)

Eastman Stockholder Information
877-EMN-INFO (877-366-4636)
http://www.eastman.com

Annual Report on Form 10-K
This Annual Report to Stockholders includes Eastman's Annual Report on Form 10-K (with exhibits) for the year ended December 31, 2008, as filed with the Securities and Exchange Commission. This information is also available via the Internet at Eastman's Web site (www.eastman.com) in the investor information section, and on the SEC's website (www.sec.gov).

Stock Exchange Listing
Eastman Chemical Company common stock is listed and traded on the New York Stock Exchange under the ticker symbol EMN.

Dividends
Quarterly dividends on common stock, if declared by the Board of Directors, are usually paid on or about the first business day of the month following the end of each quarter. Dividends declared were $1.76 in 2008, 2007 and 2006.

Stockholders of record at year-end 2008: 24,917
Shares outstanding at year-end 2008: 72,547,177
Employees at year-end 2008: 10,500

Stock Price

	High	Low	Cash Dividends Declared
2008			
First Quarter	$67.77	$56.31	$0.44
Second Quarter	$78.29	$62.16	$0.44
Third Quarter	$69.45	$52.91	$0.44
Fourth Quarter	$55.22	$25.87	$0.44
2007			
First Quarter	$64.77	$57.54	$0.44
Second Quarter	$69.77	$63.02	$0.44
Third Quarter	$72.44	$61.55	$0.44
Fourth Quarter	$68.97	$58.81	$0.44

Forward-Looking Statements
Certain statements in this Annual Report are forward-looking in nature as defined in the Private Securities Litigation Reform Act of 1995. These statements, and other written and oral forward-looking statements made by the Company from time to time, may relate to, among other things, such matters as planned and expected capacity increases and utilization; anticipated capital spending; expected depreciation and amortization; environmental matters; legal proceedings; exposure to, and effects of hedging of, raw material and energy costs and foreign currencies; global and regional economic, political, and business conditions; competition; growth opportunities; supply and demand, volume, price, cost, margin, and sales; earnings, cash flow, dividends, and other expected financial results and conditions; expectations, strategies, and plans for individual assets and products, businesses, and segments, as well as for the whole of Eastman; cash requirements and sources of liquidity and uses of available cash; financing plans and activities; pension expenses and funding; credit ratings; anticipated restructuring, divestiture, and consolidation activities; cost reduction and control efforts and targets; integration of any acquired businesses; strategic initiatives and development, production, commercialization, and acceptance of new products, services and technologies and related costs; asset, business and product portfolio changes; and expected tax rates and net interest costs.

These plans and expectations are based upon certain underlying assumptions, including those mentioned with the specific statements. Such assumptions are based upon internal and other estimates and analyses of current market conditions and trends, management plans and strategies, economic conditions, and other factors. These plans and expectations and the assumptions underlying them are necessarily subject to risks and uncertainties inherent in projecting future conditions and results. Actual results could differ materially from expectations expressed in the forward-looking statements if one or more of the underlying assumptions and expectations proves to be inaccurate or is unrealized. Certain important factors that could cause actual results to differ materially from those in the forward-looking statements are included with such forward-looking statements and in Part II—Item 7—"Management's Discussion and Analysis of Financial Condition and Results of Operations—Forward-Looking Statements and Risk Factors" of this Annual Report.

BOARD OF//
DIRECTORS

Committees/Chairs:
[1] Audit Committee: Renée J. Hornbaker, Chair
[2] Compensation and Management Development Committee: Michael P. Connors, Chair
[3] Finance Committee: David W. Raisbeck, Chair
[4] Health, Safety, Environmental and Security Committee: Robert M. Hernandez, Chair
[5] Nominating and Corporate Governance Committee: Stephen R. Demeritt, Chair

GARY E. ANDERSON, 63 [1,3,4]
Retired Chairman of the Board,
Dow Corning Corporation

MICHAEL P. CONNORS, 53 [2,3,4,5]
Chairman and Chief Executive Officer,
Information Services Group, Inc.

STEPHEN R. DEMERITT, 65 [2,3,4,5]
Retired Vice Chairman,
General Mills, Inc.

J. BRIAN FERGUSON, 54
Chairman of the Board
and Chief Executive Officer
(Executive Chairman of the Board
effective May 7, 2009),
Eastman Chemical Company

ROBERT M. HERNANDEZ, 64 [1,3,4]
Retired Vice Chairman of the Board
and Chief Financial Officer,
USX Corporation

RENÉE J. HORNBAKER, 56 [1,3,4]
Chief Financial Officer,
Shared Technologies, Inc.

LEWIS M. KLING, 64 [2,3,4,5]
President and
Chief Executive Officer,
Flowserve Corporation

HOWARD L. LANCE, 53 [1,3,4]
Chairman, President,
and Chief Executive Officer,
Harris Corporation

THOMAS H. McLAIN, 51 [1,3,4]
Former Chairman,
Chief Executive Officer, and President,
Nabi Biopharmaceuticals

DAVID W. RAISBECK, 59 [2,3,4,5]
Retired Vice Chairman,
Cargill, Incorporated

JAMES P. ROGERS, 57
President and Chemicals
& Fibers Business Group Head
(President and Chief Executive Officer
effective May 7, 2009),
Eastman Chemical Company

PETER M. WOOD, 70 [2,3,4,5]
Former Managing Director,
J.P. Morgan & Company

Ages as of March 1, 2009



left to right: Howard Lance, Lewis Kling, Robert Hernandez, Thomas McLain, Jim Rogers, Stephen Demeritt, Brian Ferguson, Gary Anderson, David Raisbeck, Peter Wood, Renée Hornbaker, Michael Connors

Concept and Design: www.crittgraham.com
Photography: Ben Dowdy & Carla Olson, Eastman Chemical Company;
AP Images (front and back cover)

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EASTMAN
Eastman Chemical Company
Kingsport, Tennessee, U.S.A.
423.229.2000
www.eastman.com